EXHIBIT 10.30

UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF MICHIGAN

)
In re:	)	Chapter 11
)
AURORA OIL & GAS CORPORATION,	)	Bankruptcy Case No.: 09-08254 (SWD)
)
AND	)
)
HUDSON PIPELINE & PROCESSING	)
CO., LLC,	)
Debtors.	)	Jointly Administered
)

DISCLOSURE STATEMENT PURSUANT TO BANKRUPTCY CODE § 1125 TO
ACCOMPANY THE JOINT PLAN OF REORGANIZATION OF DEBTORS AURORA
OIL & GAS CORPORATION AND HUDSON PIPELINE & PROCESSING CO., LLC

Submitted by:

WARNER NORCROSS & JUDD LLP
Stephen B. Grow (P39622)
900 Fifth Third Center, 111 Lyon Street NW
Grand Rapids, Michigan 49503
Telephone: (616) 752-2158
Facsimile: (616) 222-2158
sgrow@wnj.com

-and-

CAHILL GORDON & REINDEL llp
Joel H. Levitin
Stephen J. Gordon
Eighty Pine Street
New York, New York 10005-1702
Telephone: (212) 701-3000
Facsimile: (212) 269-5420

Attorneys for the
Debtors and Debtors-in-Possession

Dated:  October 6, 2009

PRELIMINARY STATEMENT

THIS DISCLOSURE STATEMENT WAS FILED WITH THE UNITED STATES BANKRUPTCY COURT FOR THE WESTERN DISTRICT OF MICHIGAN ON OCTOBER 6, 2009.  [AFTER A HEARING ON THE ADEQUACY OF THE DISCLOSURE CONTAINED HEREIN, THE BANKRUPTCY COURT HAS DETERMINED THAT THIS DISCLOSURE STATEMENT CONTAINS ADEQUATE INFORMATION, AS DEFINED IN  BANKRUPTCY CODE § 1125.]  A HEARING ON CONFIRMATION OF THE PROPOSED JOINT PLAN OF REORGANIZATION DESCRIBED HEREIN HAS BEEN SCHEDULED FOR ___________ __, 2009 AT _:00 _.M. (PREVAILING EASTERN TIME).

AS DISCUSSED IN GREATER DETAIL HEREIN, THE BANKRUPTCY COURT HAS DIRECTED THAT OBJECTIONS, IF ANY, TO CONFIRMATION OF THE PROPOSED PLAN MUST BE FILED AND SERVED ON OR BEFORE ________ __, 2009 AT _:_0 P.M. (PREVAILING EASTERN TIME) IN THE MANNER DESCRIBED HEREIN.

THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN.  ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT.  THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT YET BEEN APPROVED BY THE BANKRUPTCY COURT.

(i)

(continued)

(ii)

(continued)

(iii)

EXHIBITS

A.	The Joint Plan of Reorganization of Aurora Oil & Gas Corporation and Hudson Pipeline & Processing Co., LLC, dated October 6, 2009

B.	Projected Financial Information for the Reorganized Debtors

C.	Hypothetical Liquidation Analysis

D.	List of the Known Executory Contracts and/or Unexpired Leases Anticipated to be Assumed under the Plan and the Proposed Cure Amounts Therefor

E.	[List of the Known Executory Contracts and/or Unexpired Leases Anticipated to be Rejected under the Plan]

(iv)

I.           PREAMBLE

Aurora Oil & Gas Corporation (“Aurora”) and Hudson Pipeline & Processing Co., LLC (“HPPC” and together with Aurora, the “Debtors”), the above-captioned debtors and debtors-in-possession, jointly submit this disclosure statement (as modified or amended from time to time, the “Disclosure Statement”) pursuant to Bankruptcy Code § 1125, in connection with (i) the solicitation from certain creditors (“Creditors”) of the respective Debtors of votes on the proposed Joint Plan of Reorganization of Debtors Aurora Oil & Gas Corporation and Hudson Pipeline & Processing Co., LLC, dated October 6, 2009 (as modified or amended from time to time, the “Plan”), filed by the Debtors with the United States Bankruptcy Court for the Western District of Michigan (the “Bankruptcy Court”), and (ii) the hearing to consider confirmation of the Plan (the “Confirmation Hearing”) scheduled for ___________ __, 2009 at __:__ _M. (Prevailing Eastern Time).  Unless otherwise defined, all capitalized terms contained herein shall have the meanings ascribed to them in the Plan.

You should read this Disclosure Statement and the Plan in their entirety.  All exhibits to this Disclosure Statement are incorporated into, and are part of, this Disclosure Statement.  No solicitation of votes on the Plan may be made except pursuant to this Disclosure Statement, and no person has been authorized to use any information concerning the Debtors or their business other than the information contained herein for purposes of such solicitation.

[The Bankruptcy Court has approved this Disclosure Statement as containing information of a kind and in sufficient detail to enable a hypothetical, reasonable investor typical of creditors to make an informed judgment as to whether to accept or to reject the Plan.]  APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT DOES NOT, HOWEVER, CONSTITUTE AN ENDORSEMENT OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT OR A DETERMINATION THEREOF AS TO THE FAIRNESS OR THE MERITS OF THE PLAN.

THE PLAN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:  THIS DOCUMENT WAS COMPILED FROM INFORMATION OBTAINED BY THE DEBTORS FROM NUMEROUS SOURCES BELIEVED TO BE ACCURATE, TO THE BEST KNOWLEDGE, INFORMATION, AND BELIEF OF THE DEBTORS.  THIS DISCLOSURE STATEMENT INCLUDES PROJECTIONS AND OTHER STATEMENTS THAT CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  “FORWARD-LOOKING STATEMENTS” IN THE PROJECTIONS AND ELSEWHERE INCLUDE THE INTENT, BELIEF, OR CURRENT EXPECTATIONS OF THE DEBTORS AND MEMBERS OF THEIR MANAGEMENT TEAM AND/OR OTHERS WITH RESPECT TO, AMONG OTHER THINGS, THE TIMING OF, COMPLETION OF, AND SCOPE OF THE CURRENT CONTEMPLATED RESTRUCTURING, THE PLAN, FINANCING, MARKET CONDITIONS (INCLUDING THE PRICE OF OIL AND GAS), AND THE DEBTORS’ FUTURE LIQUIDITY AND OPERATIONS, AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED.  WHILE THE DEBTORS BELIEVE THAT THE EXPECTATIONS ARE BASED ON REASONABLE ASSUMPTIONS WITHIN THE BOUNDS OF THEIR KNOWLEDGE OF THEIR BUSINESS AND OPERATIONS, PARTIES-IN-INTEREST ARE CAUTIONED THAT ANY SUCH “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH “FORWARD-LOOKING STATEMENTS.”

THIS DISCLOSURE STATEMENT ALSO CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREUNDER AND CERTAIN OTHER DOCUMENTS.  WHILE THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS.  REFERENCE IS MADE TO THE PLAN AND THE DOCUMENTS REFERRED TO HEREIN AND THEREIN FOR A COMPLETE STATEMENT OF THE TERMS AND PROVISIONS THEREOF.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED IN THIS DISCLOSURE STATEMENT.  THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS DISCLOSURE STATEMENT SINCE THE DATE HEREOF OR SUCH OTHER SPECIFIED TIME.

THIS DISCLOSURE STATEMENT IS INTENDED FOR THE SOLE USE OF THOSE HOLDERS WHOSE CLAIMS AGAINST THE DEBTORS ARE IMPAIRED UNDER THE PLAN, TO ENABLE SUCH HOLDERS TO MAKE AN INFORMED DECISION ABOUT THE PLAN.  THIS DISCLOSURE STATEMENT MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN.

THE PLAN DESCRIBED HEREIN REFLECTS NEGOTIATIONS THAT OCCURRED PRIOR TO AND SUBSEQUENT TO THE FILING THEREOF BETWEEN THE DEBTORS AND THEIR PRIMARY PRE-PETITION SECURED LENDERS.  THE DEBTORS’ RESPECTIVE BOARDS OF DIRECTORS AND MANAGERS (AS APPLICABLE) RECOMMEND THAT THOSE CREDITORS ENTITLED TO VOTE WITH RESPECT TO THE PLAN VOTE TO ACCEPT THE PLAN.

THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF, OR STIPULATION TO, ANY FACT OR LIABILITY, OR A WAIVER OF ANY RIGHTS, BUT RATHER AS A STATEMENT MADE IN THE CONTEXT OF SETTLEMENT NEGOTIATIONS.

OTHER THAN AS EXPRESSLY SET FORTH HEREIN, THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS, ANY OF THE REORGANIZED DEBTORS, OR ANY OTHER PARTY, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO ANY INTERESTED PARTY.  ANY INTERESTED PARTY DESIRING ANY SUCH ADVICE SHOULD CONSULT WITH ITS OWN ADVISORS.

CIRCULAR 230 NOTICE:  TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT:  (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IMPORTANT:  THIS DISCLOSURE STATEMENT CONTAINS INFORMATION THAT MAY BEAR UPON YOUR DECISION TO ACCEPT OR TO REJECT THE PLAN.  PLEASE READ THIS DOCUMENT WITH CARE.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS UNAUDITED AND WILL NOT BE SUBJECT TO AUDIT OR REVIEW BY THE DEBTORS’ EXTERNAL AUDITORS ON A STAND-ALONE BASIS AT ANY TIME IN THE FUTURE.  RESULTS FOR THE PRIOR PERIODS AS PRESENTED IN THIS DISCLOSURE STATEMENT ARE NOT NECESSARILY INDICATIVE OF THE ACTUAL RESULTS FOR THE PRESENT OR FUTURE IF ALL SUCH MATTERS WERE ALLOCATED TO ALL PERIODS IN THE QUARTER OR YEAR.  ACCORDINGLY, EACH PERIOD REPORTED IN THIS DISCLOSURE STATEMENT SHOULD NOT BE VIEWED ON A STAND-ALONE BASIS, BUT RATHER IN THE CONTEXT OF PREVIOUSLY REPORTED FINANCIAL RESULTS, INCLUDING THE DEBTORS’ PRIOR SEC FILINGS.

THE INFORMATION PRESENTED IN THIS DISCLOSURE STATEMENT IS NOT PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“GAAP”) NOR IS THE INFORMATION RELATED TO OIL & GAS RESERVES IN ACCORDANCE WITH SEC REGULATIONS.

II.           INTRODUCTION

On July 12, 2009 (the “Petition Date”), the Debtors filed with the Bankruptcy Court separate, voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Filings”), along with a motion for an order directing that their separate Chapter 11 cases (together, the “Cases”) be jointly administered by the Bankruptcy Court pursuant to Bankruptcy Rule 1015(b).

Pursuant to the Bankruptcy Code, only Holders of Allowed Claims in Classes 2A, 2B, 3A, and 3B (collectively, the “Voting Classes”), each of which are impaired, are entitled to vote on the Plan.  Creditors in Classes 1, 2C, and 2D are deemed to have accepted the Plan because they are not impaired and, therefore, are not entitled to vote on the Plan with respect to the Claims in these Classes.  Holders of Claims and Interests (as applicable) in Classes 4, 5, and 6 will receive no distribution under the Plan on account of their Claims and Interests (other than as may be set forth in Plan Section 5.7 with respect to Class 5 Intercompany Claims); therefore, the Holders of Claims and Interests (as applicable) in those Classes are deemed to have rejected the Plan and, pursuant to Bankruptcy Code § 1126(g), are not entitled to vote to accept or to reject the Plan.  For a description of the various Classes of Claims and Interests and their respective treatment under the Plan, see the section below entitled “The Plan of Reorganization.”

For the Plan to be confirmed, it must be accepted by at least one Class of Claims that is impaired under the Plan (determined without including any acceptance of the Plan by any insider of the Debtors).  Under Bankruptcy Code § 1126(c), an impaired Class of Claims has accepted the Plan if Creditors representing at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims that have actually voted in that Class have voted to accept the Plan; provided that the vote of any Creditor whose acceptance or rejection is determined by the Bankruptcy Court not to have been cast in good faith will not be counted.  Any Voting Class that fails to accept the Plan is considered to have rejected the Plan.  Also, under Bankruptcy Code § 1126, any Class that does not receive or retain any property under the Plan is deemed to have rejected the Plan.

Bankruptcy Code § 1129(b) permits confirmation of the Plan notwithstanding its rejection (or deemed rejection) by one or more impaired Class if the Bankruptcy Court finds that the Plan (i) has been accepted by at least one impaired Class of Claims (not including the votes of insiders), (ii) meets the other requirements under Bankruptcy Code § 1129(a) for confirmation, (iii) does not “discriminate unfairly,” and (iv) is “fair and equitable” with respect to the rejecting Class or Classes.   The Debtors believe that at least Class 2A and Class 2B, which are both impaired, will vote, as Classes, to accept the Plan in accordance with Bankruptcy Code § 1126, as the Debtors and the Holders of Claims in such Classes have reached an agreement regarding the principal terms of the Plan.  Moreover, the Debtors are hopeful that Class 3A and/or Class 3B will also vote, as Classes, to accept the Plan in accordance with Bankruptcy Code § 1126 because the Debtors believe that Holders of Allowed Claims in these Classes will receive a greater recovery under the Plan than they would in a hypothetical liquidation involving the Debtors under Chapter 7 of the Bankruptcy Code.  NOTWITHSTANDING THE DEEMED REJECTION OF THE PLAN BY IMPAIRED CLASSES 4, 5, AND 6, THE DEBTORS INTEND TO REQUEST THAT THE BANKRUPTCY COURT, PURSUANT TO BANKRUPTCY CODE § 1129(b), CONFIRM THE PLAN UPON FINDING THAT ALL OF THE FOREGOING REQUIREMENTS HAVE BEEN MET.  For a more detailed description of the requirements for acceptance of the Plan and of the criteria for confirmation notwithstanding the rejection or deemed rejection of the Plan by certain Classes, see the section below entitled “Confirmation of the Plan.”

AMENDMENTS TO THE PLAN’S CLASSIFICATION AND TREATMENT OF ONE OR MORE CLASSES THAT DO NOT MATERIALLY AND ADVERSELY CHANGE THE TREATMENT OF ANY OTHER CLASS MAY BE MADE.  SUCH AMENDMENTS MAY BE APPROVED BY THE BANKRUPTCY COURT AT THE CONFIRMATION HEARING OR AT SOME OTHER TIME WITHOUT ENTITLING THE MEMBERS OF ANY CLASS WHOSE TREATMENT IS NOT MATERIALLY AND ADVERSELY CHANGED TO WITHDRAW ANY VOTES CAST FOR OR AGAINST THE PLAN.

All votes to accept or to reject the Plan must be cast by using the ballot (each, a “Ballot” and collectively, the “Ballots”) enclosed with this Disclosure Statement (or manually executed copies thereof).  No other votes will be counted.  Consistent with the provisions of Bankruptcy Rule 3018, the Bankruptcy Court has fixed _:__ p.m. (Prevailing Eastern Time) on _________ __, 2009 (the “Record Date”), as the time and date for the determination of the Holders of record of Claims that are entitled to receive a copy of this Disclosure Statement and all related materials and to vote to accept or to reject the Plan.

TO BE COUNTED, BALLOTS MUST BE COMPLETED, SIGNED, AND RECEIVED BY _:__ P.M. (PREVAILING EASTERN TIME) ON _____________ __, 2009, OR SUCH LATER DATE TO WHICH THIS SOLICITATION IS EXTENDED BY THE BANKRUPTCY COURT (THE “VOTING DEADLINE”).

BALLOTS TO ACCEPT OR TO REJECT THE PLAN MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTING DEADLINE, ON OR BEFORE _:__ P.M. (PREVAILING EASTERN TIME) ON ____________ __, 2009.  THEREAFTER, BALLOTS MAY BE REVOKED ONLY WITH THE APPROVAL OF THE DEBTORS OR THE BANKRUPTCY COURT.

Please vote and return your Ballot(s) to the Debtors’ claims, noticing, and balloting agent (the “Claims Agent”) via United States mail, overnight delivery, or hand delivery:

If by mail:
Donlin, Recano & Company, Inc.
Re:  Aurora Oil & Gas Corporation, et al.
Attn:  Voting Department
P.O. Box 2034
Murray Hill Station
New York, NY 10156

If by hand delivery or overnight courier, send to:
Donlin, Recano & Company, Inc.
Re:  Aurora Oil & Gas Corporation, et al.
Attn:  Voting Department
419 Park Avenue South
New York, NY 10016

If delivery is by mail, enough time should be allowed to ensure timely delivery prior to the Voting Deadline.  For a more complete description of voting procedures, see the section below entitled “Voting Instructions.”

If you have any questions about the Plan, this Disclosure Statement, or procedures for voting, or if you did not receive a Ballot, received a damaged Ballot, or have lost your Ballot, please call the Claims Agent at (212) 771-1128 or visit http://www.donlinrecano.com/aurora.

The Bankruptcy Court has scheduled the Confirmation Hearing for  ____________ __, 2009 at __:__ _M. (Prevailing Eastern Time), before The Honorable Scott W. Dales, United States Bankruptcy Court, Courtroom A, One Division Avenue, N.W., Grand Rapids, Michigan  49503-3132.  The Bankruptcy Court has directed that objections, if any, to confirmation of the proposed Plan must be served and filed on or before _________ __, 2009, at _:__ p.m. (Prevailing Eastern Time), in the manner described under the section below entitled “Confirmation of the Plan — Confirmation Hearing.”

THE DEBTORS BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS’ ESTATES AND URGE ALL CLASSES OF CREDITORS ENTITLED TO VOTE THEREON TO VOTE TO ACCEPT THE PLAN.

III.           VOTING INSTRUCTIONS

A.           Voting Procedures.

The Debtors are providing copies of this Disclosure Statement, and, where appropriate, Ballots, to all Holders of Claims that are entitled to vote on the Plan.

Classes 2A, 2B, 3A, and 3B are impaired and, therefore, all Holders of Allowed Claims in such Classes as of the Record Date are entitled to vote to accept or to reject the Plan.  Classes 4, 5, and 6 are also impaired but, pursuant to Bankruptcy Code § 1126(g), because the Holders of Claims or Interests (as applicable) in such Classes would not receive or retain any property under the Plan on account of such Claims or Interests (subject to the provisions of Plan Section 5.7 in the case of Class 5 Intercompany Claims), such Classes are deemed to have rejected the Plan and are not entitled to vote thereon.

Except as provided below, unless the Ballot being furnished is timely submitted on or prior to the Voting Deadline, together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid and, therefore, decline to utilize it in connection with seeking confirmation of the Plan by the Bankruptcy Court.

In the event of a dispute with respect to a Claim, any vote to accept or to reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

The following procedures will be utilized in tabulating votes contained on Ballots:

a.
Any party holding or acquiring multiple Claims within the same Class will be deemed to be casting a single vote on account of all such Claims in the aggregate amount thereof for purposes of Bankruptcy Code § 1126(c), and will not be deemed to be casting a separate vote on account of each such Claim;

b.	Any Ballot cast by a person or entity that does not hold a Claim in a Voting Class will not be counted;

c.	All votes must be cast either to accept or to reject the Plan and may not be split;

d.
To the extent that a creditor has filed a proof of claim that is for an unliquidated amount or is contingent, or the Debtors’ Schedules list such creditor as having an unliquidated or contingent Claim, the applicable creditor shall be deemed to be voting such Claim for an amount equal to $1.00 for all purposes with respect to the Plan or the Confirmation Hearing;

e.	Any Ballot that partially rejects and partially accepts the Plan will be deemed to be an acceptance of the Plan;

f.
Except as the Debtors may otherwise agree in their absolute discretion, any otherwise properly executed Ballot which either fails to indicate an acceptance or rejection of the Plan, or which indicates both an acceptance and a rejection of the Plan, will be deemed to be a vote to accept the Plan;

g.	Except as the Debtors may otherwise agree, a Ballot received by facsimile, e-mail, or any other electronic means will not be counted;

h.	Except as the Debtors may otherwise agree, only Ballots properly executed and timely received by the Claims Agent will be counted;

i.	The Debtors may waive any defect in any Ballot at any time, whether before or after the Voting Deadline;

j.	The Debtors reserve the right either to reject any and all Ballots not in proper form or to otherwise attempt to cure any and all defective Ballots;

k.	Any Ballot that is illegible or contains insufficient information to permit identification of the claimant will not be counted;

l.
Except as the Debtors may otherwise agree in their absolute discretion, only Ballots bearing an original signature on the line adjacent to the “Signature:” label in the authorization section therein shall be counted;

m.	If no votes to accept or to reject the Plan are received with respect to a particular Voting Class, such Class will be deemed to have voted to accept the Plan;

n.
Whenever a claimant casts more than one Ballot voting the same claim(s) prior to the Voting Deadline, only the last properly executed ballot received by the Claims Agent on or prior to the Voting Deadline shall be counted; and

o.
If, prior to the Voting Deadline, the Debtors have (i) filed an objection to fully disallow or expunge any Proof of Claim or (ii) scheduled any Claim on its Schedules as disputed, the applicable claimant's vote shall not be counted for any purpose with respect to the Plan or the Confirmation Hearing unless and until such claimant obtains an order from the Bankruptcy Court providing otherwise.  If, prior to the Voting Deadline, the Debtors have filed an objection seeking to partially disallow or expunge any Proof of Claim, the applicable claimant's vote will be counted for all purposes with respect to the Plan or the Confirmation Hearing solely to the extent of the undisputed portion of such Claim, unless and until such claimant obtains an order from the Bankruptcy Court providing otherwise.

If a Ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, each such person should indicate such capacity when signing its Ballot and, if so requested by the Debtors, must submit proper evidence satisfactory to the Debtors of its authority to so act.

B.           Ballots.

Those Creditors entitled to vote on the Plan will find a Ballot accompanying this Disclosure Statement.  Except as otherwise set forth herein in the section below entitled “Additional Voting Procedures,” please fill out the Ballot and return it to the Claims Agent at the following address:

If by mail:
Donlin, Recano & Company, Inc.
Re: Aurora Oil & Gas Corporation, et al.
Attn:  Voting Department
P.O. Box 2034
Murray Hill Station
New York, NY 10156

If by hand delivery or overnight courier, send to:
Donlin, Recano & Company, Inc.
Re: Aurora Oil & Gas Corporation, et al.
Attn:  Voting Department
419 Park Avenue South
New York, NY 10016

Ballots must be received on or before _:__ p.m. (Prevailing Eastern Time) on the Voting Deadline, ________ __, 2009, to be counted in the voting.  Ballots received after this time may not be counted in the voting.  If you have any questions about the procedures for voting, or if you did not receive a Ballot, received a damaged Ballot, or have lost your Ballot, please call the Claims Agent at (212)-771-1128 or visit http://www.donlinrecano.com/aurora.

C.           Withdrawal or Revocation of Ballots.

Ballots may be withdrawn or revoked at any time prior to _:__ p.m. (Prevailing Eastern Time) on ___________ __, 2009.  Thereafter, Ballots may be withdrawn or revoked only with the approval of the Debtors or the Bankruptcy Court.

D.           Waivers of Defects, Irregularities, Etc.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, revocation, and withdrawal of Ballots will be determined by the Debtors, and their determination (unless otherwise directed by the Bankruptcy Court) will be final and binding.

The Debtors reserve the right to contest the validity of any revocation or withdrawal of any Ballot.  The Debtors also reserve the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of the Debtors, be in violation of applicable law or procedure.  The Debtors further reserve the right to waive any defects, irregularities, or conditions of delivery as to any particular Ballot.  Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine.

Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification.  Unless otherwise ordered by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived.  Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalid.

IV.           OVERVIEW OF THE PLAN

The following table briefly summarizes the classification and treatment of Claims and Interests under the Plan.  This summary is qualified in its entirety by reference to the provisions of the Plan, a copy of which is attached hereto as Exhibit A.  In addition, for a more detailed description of the terms and provisions of the Plan, see the section below entitled “The Plan of Reorganization.”

As contemplated under the Bankruptcy Code, Administrative Claims, DIP Facility Claims, and Tax Claims are not classified under the Plan.  Under the Plan, each Holder of an Allowed Administrative Claim other than a Holder of an Allowed DIP Facility Claim (which Claims will be treated and satisfied in the manner set forth in Plan Section 3.2) will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash equal to the amount of such Allowed Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, except to the extent that such Holder has agreed to a less favorable treatment of such Allowed Claim; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business and assumed by the Debtors will be paid or performed in accordance with the terms and conditions of the particular transactions and any agreements related thereto.

On the Effective Date (or as soon thereafter as is practicable), (a) each Holder of an Allowed DIP Facility Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash in an amount equal to such Holder’s Pro Rata share of the aggregate amount of the outstanding Allowed DIP Facility Claims, which payments will collectively be in the amount equal to the aggregate outstanding amount of the Allowed DIP Facility Claims, and (b) either (i) the DIP Facility Lenders will receive cancellation without draw of all outstanding letters of credit issued under the DIP Facility or (ii) such outstanding letters of credit will be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility.

Each Holder of an Allowed Tax Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, at the election of the applicable Debtor, either (i) Cash equal to the amount of such Allowed Claim on the later of (a) the Initial Distribution Date and (b) the date that is 30 days after the Allowance Date, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, or (ii) in accordance with Bankruptcy Code § 1129(a)(9)(C), deferred Cash payments (a) of a value, as of the Effective Date, equal to the amount of such Allowed Tax Claim, (b) over a period not exceeding five years after the Petition Date, and (c) in a manner not less favorable than the treatment of than the most favored nonpriority unsecured Claim provided for by the Plan, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim.

The table below summarizes the classification and treatment of the various Claims and Interests under the Plan.  For certain classes of Claims, estimated percentage recoveries are also set forth.  The value of consideration to be provided was determined based upon the Debtors’ review of their respective books and records and includes estimates of a number of Claims that are contingent, disputed, and/or unliquidated.  For certain classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be materially less than the estimated amounts shown.

Class	Description	Treatment	Estimated Recovery
N/A	Administrative Claims	Unimpaired.	100%
N/A	DIP Facility Claims	Unimpaired.	100%
N/A	Tax Claims	Unimpaired.	100%
1	Priority Claims	Unimpaired.	100%
2A	First Lien Loan Claims
Impaired:  each Holder of an Allowed Class 2A Claim as of the Distribution Record Date will receive such Holder’s Pro Rata share of the New Secured Notes and [32] million shares of New Aurora Preferred Stock.
			[63%]
2B	Second Lien Loan Claims	Impaired: each Holder of an Allowed Class 2B Claim as of the Distribution Record Date will receive such Holder’s Pro Rata share of [56] million shares of New Aurora Class A Common Stock.	[0.000002%]

Class	Description	Treatment	Estimated Recovery
2C	Other Secured Claims Against Aurora or HPPC	Unimpaired: the applicable Debtor will, in its discretion, either: (a) pay the amount of such Allowed Class 2C Claim in full, in Cash, on the later of the Effective Date or the Allowance Date of such Claim; (b) return the underlying collateral to the Holder of such Allowed Class 2C Claim; (c) Reinstate such Allowed Class 2C Claim in accordance with the provisions of Bankruptcy Code § 1124(2); (d) pay such Allowed Class 2C Claim in full in the ordinary course; or (e) treat such Allowed Class 2C Claim in a manner otherwise agreed to by the Holder thereof.	100%
2D	NW Bank Secured Claims
Unimpaired:  the Holder of the Allowed Class 2D Claims will receive (i) ownership of the NW Bank Note Collateral and (ii) a release from the NW Bank LCs Collateral in an amount equal to any amounts previously drawn down from the NW Bank LCs, and at the Debtors’ election, (a) either the NW Bank LCs will be reinstated, in which case NW Bank will be entitled to retain the NW Bank LCs Collateral, or (b) the NW Bank LCs will be cancelled without further draw, in which case the remaining amount of the NW Bank LCs Collateral will be released to the Debtors or the Reorganized Debtors free of any liens, claims, or interests, of NW Bank.
			100%
3A	General Unsecured Claims Against Aurora	Impaired: all Holders of Allowed Class 3A Claims will receive their Pro Rata Share of $150,000.	Between [6% to 9%]
3B	General Unsecured Claims Against HPPC	Impaired: all Holders of Allowed Class 3B Claims will receive their Pro Rata Share of $50,000.	Between [72% to 100%]
4	Old Aurora Common Stock Interests	Impaired and Not Entitled to Vote: all outstanding shares of Old Aurora Common Stock, and any and all other Interests in Aurora, will be cancelled and be deemed terminated and of no force and effect.	0%
5	Intercompany Claims
Impaired and Not Entitled to Vote:  all Intercompany Claims will be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine, as appropriate (by, among other things, releasing such claims, contributing them to capital, issuing a dividend, or leaving them unimpaired), taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors, among other things.
			N/A
6	Old HPPC Interests	Impaired and Not Entitled to Vote: all outstanding Old HPPC Interests, and any and all other Interests in HPPC, will be cancelled and be deemed terminated and of no force and effect.	0%

ALTHOUGH THE DEBTORS BELIEVE THAT THE ESTIMATED PERCENTAGE RECOVERIES SET FORTH ABOVE FOR CLASSES 2A, 2B, 3A, AND 3B ARE REASONABLE AND APPROXIMATE THE ASSUMED RECOVERY, THERE IS NO ASSURANCE THAT THE ACTUAL AMOUNTS OF ALLOWED CLAIMS IN SUCH CLASSES WILL NOT MATERIALLY EXCEED THE ESTIMATED AGGREGATE CLAIM AMOUNTS ASSUMED IN THE TABLE ABOVE, OR THAT THE ACTUAL PERCENTAGE RECOVERIES WILL NOT OTHERWISE BE SIGNIFICANTLY LESS THAN THE ESTIMATED PERCENTAGE RECOVERIES SET FORTH ABOVE.  The actual recoveries under the Plan by the Creditors in Classes 2A, 2B, 3A, and 3B will depend upon a variety of factors including, but not limited to, the actual value of the New Secured Notes, the New Aurora Class A Common Stock, the New Aurora Preferred Stock, and the NW Bank Collateral, respectively, as well as the ultimate amount of Allowed Class 3A Claims (including the NW Bank Note Deficiency Claim) or Allowed Class 3B Claims.  Accordingly, no representation can be or is being made with respect to whether each of the estimated percentage recoveries with respect to Classes 2A, 2B, 3A, and 3B will actually be realized by the Holder of an Allowed Claim in such Classes.

V.           GENERAL INFORMATION

A.           Corporate Structure of the Debtors and Business History.

The Debtors, along with certain non-debtor affiliates,1 historically operated an independent energy business focused on the exploration and development of natural gas reserves and owned and operated other businesses that provided supplemental and support services.  The Debtors’ primary prospect areas for natural gas are located in Michigan, Indiana, and Kentucky, and a portion of their properties are currently managed by third parties under joint ventures, “farm out” or similar agreements, whereby the Debtors receive a percentage of revenue generated from those properties (and fund a portion of expenses), rather than extracting and selling the natural gas themselves.  The Debtors’ corporate headquarters are located in Traverse City, Michigan.

Aurora is the Debtors’ main operating company.  Until recently, Aurora’s outstanding common stock was publicly traded on the American Stock Exchange as “AOG” and is currently traded over the counter as “AOGS.”

Aurora owns approximately 96% of the outstanding membership interests in HPPC, and it is HPPC’s controlling member.  The remaining 4% of these interests is collectively held by Barry A. Riske and Longhorn Properties (“Longhorn”).  HPPC, a Michigan limited liability company, is a natural gas transportation and processing company that owns certain of the Debtors’ assets and properties and transports the Debtors’ natural gas to processing facilities and other commercial pipelines.

[1]
These following direct or indirect wholly-owned or partially-owned subsidiaries of Aurora are not Debtors in these cases:  Aurora Indiana, LLC; Aurora Kentucky, LLC; AOG Michigan, LLC; Aurora Operating, LLC; Celebration Mining Company; Circle Oil, LLC; and Indiana Royalty Trustory, LLC.

Aurora currently has 18 full-time employees and one part-time employee, none of which are members of a union or parties to a collective bargaining agreement.  HPPC does not have any independent employees, but rather, it utilizes Aurora’s employees and other outside consultants on an as-needed basis.  Prior to the Petition Date, the Debtors terminated the services of their Chief Executive Officer and President and engaged Sanford R. Edlein of Huron Consulting Group as Chief Restructuring Officer in June of 2009.  Mr. Edlein continues to serve in such capacity.

Under the Plan, if confirmed, 100% of the new equity in Reorganized HPPC would be issued to Reorganized Aurora.

B.           Capital Structure.

1.	The First Lien Loan.

The Debtors are parties to a certain senior secured credit facility, dated as of August 20, 2007 (as the same may have been further amended from time to time, the “First Lien Loan”), in an aggregate amount of up to $100 million, of which approximately $72 million was outstanding principal as of the Petition Date, by and between Aurora, as borrower; BNP Paribas (“BNP”), as administrative agent, sole lead arranger, and sole bookrunner; the Lenders, as such term is defined in the First Lien Loan (together with all participants, if any, successors, and assigns thereof, the “First Lien Loan Lenders”), as the lenders party thereto; and the Guarantors (as such term is defined in the First Lien Loan Agreement), including HPPC, as guarantors (together with all successors and assigns thereof, the “First Lien Loan Guarantors”).  The borrowing base under the First Lien Loan was based primarily upon the estimated value of the Debtors’ oil and natural gas reserves.  The security for the First Lien Loan is substantially all of the Debtors’ oil and natural gas properties; guarantees from all material subsidiaries; and a pledge of 100% of the Debtors’ stock or member interests of subsidiaries.

On June 6, 2008, BNP notified the Debtors that the First Lien Loan Lenders had redetermined the Debtors’ borrowing base to be $50 million.  As a result, there was a potential deficiency of as much as $20 million.

On June 12, 2008 (but effective as of June 2, 2008), the Debtors entered into a forbearance agreement and amendment no. 1 to the First Lien Loan (the “First Forbearance Agreement”) with BNP and the First Lien Loan Lenders.  In accordance with the First Forbearance Agreement, BNP (on behalf of the First Lien Loan Lenders) permanently waived any defaults or events of default resulting from the non-compliance with any covenant failures that occurred prior to and including March 31, 2008.  BNP, on behalf of the First Lien Loan Lenders, also agreed to forbear and refrain from (i) accelerating any loans outstanding, (ii) exercising all rights and remedies, and (iii) taking any enforcement action under the First Lien Loan or otherwise as a result of certain potential covenant defaults during the period from June 2, 2008, until August 15, 2008 (the “Standstill Period”), provided that the Debtors complied with certain forbearance covenants (collectively, the “First Forbearance Covenants”).  The First Forbearance Covenants require the Debtors (x) to deliver to the First Lien Loan Lenders on or before the 20th business day of each month a detailed monthly financial reporting package for the previous month that included an account payables aging, working capital, monthly production reports, and lease operating statements, (y) to participate in monthly conference calls with the First Lien Loan Lenders during which a financial officer would provide the First Lien Loan Lenders with an update on restructuring and cost reduction efforts, and (z) no later than August 18, 2008, to execute (or cause to be executed) additional mortgages such that, after giving effect to such additional mortgages, the First Lien Loan Lenders would have liens on not less than 90% of PV10 of all proved oil and gas properties evaluated in the reserve report most recently delivered prior to such date.  The First Forbearance Agreement also increased the additional margin spread from 2% to 3% when electing a LIBOR-based borrowing rate.

On October 3, 2008, the Debtors received a notice of default from BNP with respect to the First Lien Loan (the “Notice of Default”).  The Notice of Default stated that an event of default had occurred under the following sections of the First Lien Loan:  (1) Section 10.01(a), due to the Debtors’ failure to pay the first of three principal borrowing base deficiency payments in the approximate amount of $6.6 million, (2) Section 10.01(g), due to the swap termination amount in connection with the Early Termination Notice (as defined below) exceeding $500,000, and (3) Section 10.01(f), due to the Debtors’ failure to pay the settlement amount of approximately $2.2 million by the due date of October 2, 2008 in connection with the Early Termination Notice.  The Notice of Default further stated that an event of default had occurred under Sections 8.14, 8.18, and 9.01 of the First Lien Loan and the Second Lien Loan (i.e., a cross-default) due to the Debtors’ failure to comply with certain financial and non-financial covenants.  The Notice of Default informed the Debtors that as of October 1, 2008, the First Lien Loan would bear interest at the default rate, thereby increasing the Debtors’ annual interest rate thereunder by 2% to approximately 8%.

On February 12, 2009, the Debtors entered into a second forbearance agreement to the First Lien Loan (the “Second Forbearance Agreement”) with BNP and the First Lien Loan Lenders.  In accordance with the Second Forbearance Agreement, during the period from December 31, 2008 until April 30, 2009 (the “Second Forbearance Period”), BNP (on behalf of the First Lien Loan Lenders) agreed to forbear and refrain from (i) accelerating any loans outstanding and (ii) taking any other enforcement action under the First Lien Loan at law or otherwise as a result of designated defaults or potential defaults, provided the Debtors complied with certain forbearance covenants (collectively, the “Second Forbearance Agreement Covenants”).  The Second Forbearance Agreement Covenants were as follows:  (i) the Debtors would retain and employ a financial advisor, (ii) the Debtors would deliver to BNP an initial detailed budget on or before February 20, 2009, and provide subsequent monthly updates, (iii) the Debtors would deliver to BNP prior week aggregated cash balances on or before the last business day of the current week, (iv) no later than February 23, 2009, the Debtors would execute (or cause to be executed) additional mortgages and no later than February 18, 2009, the Debtors would execute (or cause to be executed) other security instruments such that, after giving effect to such additional mortgages and other security instruments, the First Lien Loan Lenders would have liens on 100% of the Debtors’ oil and gas properties, promissory notes, all significant overriding royalties, and all significant farm out agreements prior to such date, (v) the Debtors were required to obtain prior written approval from BNP to farm out any assets or sell any assets for more than $200,000, (vi) the Debtors would provide BNP notice of any unwritten or written expressions of interest with respect to the purchase of assets of the Debtors or any of their subsidiaries for an amount in excess of $2 million, (vii) the Debtors and their financial advisor would participate in weekly conference calls with BNP and the First Lien Loan Lenders during which a financial officer of the Debtors was required to provide updates on restructuring, sale prospects, and cost reduction efforts, (viii) the Debtors were required to deliver to BNP copies of any detailed audit reports, management letters, or recommendations submitted to their board of directors, (ix) no later than February 28, 2009, the Debtors were required to deliver a restructuring plan to resolve the borrowing base deficiency, (x) the Debtors were required to maintain a liquidity position of at least $4 million during the Second Forbearance Period, and (xi) no later than February 23, 2009, the Debtors were required to obtain the consent of the Second Lien Loan Lenders for them to defer until no earlier than the termination of the Second Forbearance Period, payment of the scheduled interest payment payable to the Second Lien Loan Lenders on February 24, 2009.

On February 18, 2009, the Debtors executed the mortgages, security agreement, and pledge agreements necessary to provide the First Lien Loan Lenders a first priority secured lien on substantially all of the Debtors’ oil and gas properties not previously pledged to them.  The Debtors also complied with the other Second Forbearance Covenants, except that they did not obtain the consent of the Second Lien Loan Lenders to defer payment of the $1.6 million interest payment scheduled to be paid by them on February 24, 2009.  The Debtors received correspondence from BNP dated February 27, 2009, indicating that the First Lien Loan Lenders had agreed not to declare a forbearance termination event as a result of the Debtors’ failure to obtain this consent of the Second Lien Loan Lenders, as long as the Debtors did not actually make the interest payment to the Second Lien Loan Lenders during the Second Forbearance Period, which they did not do.

Pursuant to the Forbearance and Tolling Agreement, dated as of May 1, 2009 (the “May 2009 Forbearance and Tolling Agreement”), between the Debtors, BNP, and D.E. Shaw Laminar Portfolios, L.L.C. (“DE Shaw”), and the Pre-Petition Secured Lenders (as defined below), each of the Pre-Petition Secured Lenders agreed to forbear both from accelerating any loans under the First Lien Loan or the Second Lien Loan (as applicable) until and including June 15, 2009 (the “June 2009 Forbearance Period”) and from taking any other enforcement action under the operative loan documents at law, in equity, or otherwise, in each case as a result of any defaults thereunder.  The May 2009 Forbearance and Tolling Agreement further provided that, in the event the Debtors were to commence voluntary bankruptcy cases during the June 2009 Forbearance Period, in order to preserve their right to assert that the additional collateral pledged to the Pre-Petition Secured Lenders pursuant to the Second Forbearance Agreement and the (Second) Second Lien Forbearance Agreement (as defined below) were still potentially avoidable transfers (the “Additional Pre-Petition Collateral”), the Pre-Petition Secured Lenders agreed, among other things, that the period of time in which such transfers would be potentially avoidable for purposes of Bankruptcy Code § 547(b)(4)(A) was extended to and including June 15, 2009.  On June 15, 2009, the Debtors and the Pre-Petition Secured Lenders entered into that certain First Amended Forbearance and Tolling Agreement (the “Amended 2009 Forbearance and Tolling Agreement”), pursuant to which the June 2009 Forbearance Period and the date for the potential avoidability of the Additional Pre-Petition Collateral were each extended to and including July 15, 2009.

As of the date hereof, the Debtors were liable under the First Lien Loan in the aggregate amount of $73,841,382.22, consisting of $72,021,445.73 in principal amount as of the Petition Date and the remainder in accrued and unpaid interest, hedge termination and costs and expenses including attorney’s fees, agent’s fees, other professional fees and disbursements, and other obligations owing under the First Lien Loan.

As described further below, by orders dated July 17, 2009 and August 10, 2009, the Bankruptcy Court approved, on an interim and final basis, the Debtors’ use of the First Lien Loan Lenders’ cash collateral, subject to a budget and certain other terms and conditions.  The orders authorizing the Debtors’ use of cash collateral contained certain findings as to the Allowed Claims and liens of the First Lien Loan Lenders, and established a deadline for the official committee of unsecured creditors in these Cases (the “Creditors Committee”) and other parties-in-interest in these Cases to file an adversary proceeding or a contested matter or else be bound thereby.

2.	The Second Lien Loan.

Also, on August 20, 2007, the Debtors entered into that certain second lien term loan agreement, in an initial amount of up to $50 million (as the same may have been amended from time to time, the “Second Lien Loan”), by and between Aurora, as borrower; DE Shaw, as successor administrative agent, sole lead arranger, and sole bookrunner; the Lenders, as such term is defined in the Second Lien Loan (together with all participants, if any, successors, and assigns thereof, the “Second Lien Loan Lenders,” and together with the First Lien Loan Lenders, the “Pre-Petition Secured Lenders”)), as the lenders party thereto; and the Guarantors (as such term is defined in the Second Lien Loan Agreement), including HPPC, as guarantors (together with all successors and assigns thereof, the “Second Lien Loan Guarantors”).

On June 12, 2008 (but as of June 2, 2008), the Debtors entered into a forbearance agreement and amendment no. 1 to the Second Lien Loan (the “Second Lien Loan Forbearance Agreement”) with BNP and the Second Lien Loan Lenders.  The terms of the Second Lien Loan Forbearance Agreement mirror the terms of the First Lien Loan Forbearance Agreement.

On October 6, 2008, the Debtors received a notice of default from DE Shaw with respect to the Second Lien Loan (the “Second Lien Loan Notice of Default”).  The Second Lien Loan Notice of Default stated that an event of default had occurred under the following sections of the Second Lien Loan:  (1) Section 10.01(g), due to the swap termination amount in connection with the Early Termination Notice exceeding $500,000, (2) Section 10.01(f), due to the Debtors’ failure to pay the settlement amount of approximately $2.2 million by the due date of October 2, 2008 in connection with the Early Termination Notice, and (3) Sections 10.01(f) and (g), due to the Debtors’ failure to pay the first of three principal borrowing base deficiency payments in the approximate amount of $6.6 million under Section 10.01(a) of the First Lien Loan (i.e., a cross-default).  The Second Lien Notice of Default also stated that an event of default had occurred under Sections 8.14, 8.18, and 9.01 of the Second Lien Loan and the First Lien Loan (i.e. cross-default) due to the Debtors’ failure to comply with certain financial and non-financial covenants.  DE Shaw and the Second Lien Loan Lenders were prevented from taking any enforcement or similar actions against the Debtors or their property for at least 180 days beginning November 24, 2008 pursuant to the terms of the Intercreditor Agreement, dated August 20, 2007, between the Second Lien Loan Lenders and the First Lien Loan Lenders.  The Second Lien Loan Notice of Default informed the Debtors that as of October 1, 2008, the Second Lien Loan would bear interest at the default rate, thereby increasing the Debtors’ interest rate under the Second Lien Loan by 2% to approximately 15.5%.

The Debtors engaged in discussions with DE Shaw and the Second Lien Loan Lenders to restructure their debt under the Second Lien Loan.  As of the Petition Date, DE Shaw had not taken any enforcement action to collect payment on the Second Lien Loan.  Prior to the Petition Date, the Debtors recognized that the Second Lien Loan was due and payable upon notification from DE Shaw.

In addition, Aurora and DE Shaw, on behalf of the Second Lien Loan Lenders, entered into a further forbearance agreement on or about February 12, 2009, pursuant to which Aurora granted to DE Shaw, on behalf of the Second Lien Loan Lenders, second priority liens on additional collateral and executed and delivered additional mortgages to secure the obligations under the Second Lien Loan.  Also, as noted above, the Second Lien Loan Lenders executed the 2009 Forbearance and Tolling Agreement and the Amended 2009 Forbearance and Tolling Agreement, the result of which was that the June 2009 Forbearance Period and the date for the potential avoidability of the Additional Pre-Petition Collateral were each extended to and including July 15, 2009.

As of the date hereof, the Debtors were liable to the Second Lien Loan Lenders in the aggregate principal and accrued and unpaid interest amount of $56,087,440.27, plus costs and expenses including, attorney’s fees, agent’s fees, other professional fees and disbursements, and other obligations owing under the Second Lien Loan.

As described further below, by orders dated July 17, 2009 and August 10, 2009, the Bankruptcy Court approved, on an interim and final basis, the Debtors’ use of the Second Lien Loan Lenders’ cash collateral, subject to a budget and certain other terms and conditions.  The orders authorizing the Debtors’ use of cash collateral contained certain findings as to the Allowed Claims and liens of the Second Lien Loan Lenders and established a deadline for the Creditors Committee and other parties in these Cases to file an adversary proceeding or a contested matter or else be bound thereby.

3.	Northwestern Bank Agreements.

On or about September 19, 2005, Aurora entered into a promissory note (the “NW Bank Note”) with Northwestern Bank (“NW Bank”), secured by a mortgage on Aurora’s corporate headquarters in Traverse City.  As of the Petition Date, the balance on the NW Bank Note was approximately $2.6 million.

In addition, NW Bank issued approximately $633,000 in principal amount of letters of credit on the Debtors’ account there (collectively, the “NW Bank LCs”) that are required for the Debtors’ operations in Michigan.  The NW Bank LCs are secured by approximately $160,000 in cash collateral currently in one of Aurora’s bank accounts with NW Bank and a pledge of the Debtors’ right to receive approximately $500,000.

As described further below, under the Plan, the Debtors would elect either that (a) the NW Bank LCs will be reinstated, in which case NW Bank will be entitled to retain the NW Bank LCs Collateral, or (b) the NW Bank LCs will be cancelled without further draw, in which case the remaining amount of the NW Bank LCs Collateral will be released to the Debtors or the Reorganized Debtors free of any liens, claims, or interests, of NW Bank.  The Debtors have not yet made this election as of the date hereof.

4.	Master Equipment Lease with Fifth Third Bank.

Aurora is a party to a master equipment lease agreement, dated June 21, 2007 (the “Master Lease Agreement”), with Fifth Third Bank.  On June 21, 2007, and December 19, 2007, Aurora entered into two separate equipment leases under the Master Lease Agreement for 13 compressors.

Monthly lease payments for both equipment leases are $45,823 until the expiration of the first lease on January 1, 2013.  Upon expiration of the first lease, the monthly payments would be reduced to $8,713 until the expiration of the second lease on June 1, 2014.  The buyout provisions on the first and second lease are estimated to be approximately $1.1 million and $0.3 million, respectively.

5.	Debtor-in-Possession Financing.

By motion dated September 17, 2009, the Debtors sought Bankruptcy Court approval for a debtor-in-possession financing facility consisting of a revolving loan in an aggregate total principal amount not to exceed $3,000,000 (the “DIP Facility”).  Following a hearing on October 2, 2009, the Bankruptcy Court entered an order on October 6th authorizing the Debtors to enter into the DIP Facility.  See the section below entitled “The DIP Facility.”

Specifically, Aurora, as borrower; HPPC, as guarantor of Aurora’s obligations thereunder; and the lenders party thereto (collectively, the “DIP Lenders”), have entered into that certain Debtor-in-Possession Credit Agreement, dated as of October [7], 2009 (as the same may be amended, supplemented, or otherwise modified from time to time, the “DIP Agreement”).  HPPC also executed that certain Debtor-in-Possession Guaranty and Collateral Agreement, dated as of October [7], 2009 with respect to its obligations as the guarantor.  The DIP Lenders are also certain of the Pre-Petition Secured Lenders.  BNP Paribas, which is also the First Lien Loan Administrative Agent, is the administrative agent and issuing bank under the DIP Agreement (in such capacity, the “DIP Administrative Agent”).

Subject to the terms and conditions of the DIP Agreement, Aurora may request up to an aggregate amount of $700,000 of the DIP Facility to be issued in Letters of Credit.  The proceeds of the DIP Facility will be used to (a) to pay transaction costs, fees, and expenses in connection with the DIP Facility, (b) support the working capital and general corporate purposes of the Debtors, in each case, solely as permitted under an agreed-upon budget, (c) make any other payments permitted to be made in the applicable order or orders of the Bankruptcy Court approving same or any other order of the Bankruptcy Court to the extent not prohibited by the DIP Agreement, and (d) make any other payment otherwise consented to by the majority of the DIP Lenders.  The maturity date of the DIP Facility (the “Maturity Date”) is the earliest to occur of (i) January 7, 2010, (ii) the date that is 30 days after the execution thereof, solely to the extent that Bankruptcy Court’s order approving the DIP Facility has not been entered prior to the conclusion of such 30-day period, (iii) the date that the $3 million aggregate amount of the DIP Lenders’ commitments to make loans under the DIP Facility terminate and/or the indebtedness of Aurora, HPPC, or any other guarantor under the DIP Facility is accelerated, in each case, by the DIP Lenders upon the occurrence of an event of default thereunder, and (iv) the effective date of any Plan, unless terminated earlier in accordance with the terms of the DIP Agreement.

The Debtors will pay interest on the loans made under the DIP Facility at the following interest rates:  with respect to (a) an Alternate Base Rate Borrowing, at the Alternative Base Rate (which is defined in as a rate per annum equal to the greatest of (i) the Prime Rate in effect on such day, (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, and (iii) 3%) plus 8.75% per annum, and (b) a Eurodollar Borrowing, at the Adjusted LIBO Rate (which means, for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (i) the LIBO Rate for such Interest Period (which will have a minimum rate of 4% per annum) multiplied by (ii) the Statutory Reserve Rate) for the Interest Period in effect plus 8% per annum (as all such terms are defined in the DIP Agreement).  Subject only to the “carve out” provided for in the DIP Facility (which is modeled on that provided for in the Final Cash Collateral Order, as such term is defined below), the Debtors will grant the following liens for the benefit of the DIP Administrative Agent and for the benefit of the DIP Lenders: (a) pursuant to Bankruptcy Code § 364(c)(2),  perfected first priority liens on all property of the Debtors which was unencumbered by any Lien as of the Petition Date (other than Avoidance Actions and any proceeds or property recovered in respect of such Avoidance Actions); (b) pursuant to Bankruptcy Code § 364(c)(3), perfected liens on all property of the Debtors subject to existing valid, perfected, enforceable, and unavoidable liens on such property (other than property subject to liens securing obligations owed to the Pre-Petition Secured Lenders); and (c) pursuant to Bankruptcy Code § 364(d)(1), perfected first priority, senior priming liens, on all property of the Debtors that on the Petition Date is subject to a lien securing any obligations owed to the Pre-Petition Secured Lenders.  In addition, pursuant to Bankruptcy Code § 364(c)(1), the DIP Lenders will also receive an allowed administrative expense claim in these Cases having priority over all administrative expenses of the kind specified in or arising under any sections of the Bankruptcy Code (including, without limitation, Bankruptcy Code §§ 105, 326, 328, 330, 331, 503(b), 507(a), 507(b), 546(c), 726, 1113, or 1114 thereof).

The Pre-Petition Secured Lenders will also be entitled to adequate protection, in the form of new liens, claims, and payments, to the extent (a) of any diminution in value in their pre-petition collateral or (b) that a usage of the collateral being provided to the DIP Lenders results in a diminution of their pre-petition collateral.  The Debtors also agreed to file the Plan and this Disclosure Statement by October 6, 2009; conduct a hearing to consider confirmation of the Plan by November 30, 2009; and consummate the Plan by December 15, 2009.

6.	Common Stock.

Aurora’s authorized capital stock consists of 250,000,000 shares of common stock and 20,000,000 shares of preferred stock.  As of June 30, 2009, Aurora had 103,282,788 shares of common stock outstanding, with a $0.01 par value, and no shares of preferred stock outstanding.  As of the Petition Date, Aurora had options outstanding that were exercisable for 4,444,000 shares of Old Aurora Common Stock.

The Debtors direct any person interested in additional information regarding the shares of common stock of Aurora to the periodic reports and other documents that Aurora has filed with the SEC.  Such reports and other documents and information filed may be examined and are also available for inspection without charge at, or copies may be obtained upon payment of prescribed fees from, the Public Reference Section of the Securities and Exchange Commission (the “SEC”) at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C.  20549, and they are also available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and at 500 West Madison Street, Chicago, Illinois  60661-2511.  The SEC maintains a Web Site (http://www.sec.gov) that contains reports and other information regarding Aurora, which is also available at the “Investor Relations” section of the Debtors’ Web Site (http://www.auroraogc.com/Investor_Relations.htm).

C.           Description of Business.2

1.	Overview.

The Debtors are independent energy companies focused on the exploration, exploitation, and development of unconventional natural gas reserves.  The Debtors’ unconventional natural gas projects target shale plays where large acreage blocks that can be easily evaluated with a series of low cost test wells.  The Debtors’ project areas are focused in the Antrim shale of Michigan and New Albany shale of Southern Indiana and Western Kentucky.

In 1969, the Debtors commenced operations to explore and mine natural resources under the name Royal Resources, Inc.  In July 2001, the Debtors reorganized their business to pursue oil and natural gas exploration and development opportunities and changed their name to Cadence Resources Corporation (“Cadence”).  The Debtors acquired Aurora Energy, Ltd. (“AEL”), on October 31, 2005, through the merger of a wholly-owned subsidiary with and into AEL.  The acquisition of AEL was accounted for as a reverse merger, with AEL being the acquiring party for accounting purposes.  The AEL executive management team also assumed management control at the time the merger closed, and the Debtors moved their corporate offices to Traverse City, Michigan.  Effective May 11, 2006, Cadence changed its name to Aurora Oil & Gas Corporation.

[2]
As used in this Disclosure Statement, “mcf” means thousand cubic feet, “mmcf” means million cubic feet, “bcf” means billion cubic feet, “bbl” means barrel, “mbbls” means thousand barrels, and “mmbbls” means million barrels.  Also in this Disclosure Statement, “boe” means barrel of oil equivalent, “mcfe” means thousand cubic feet of natural gas equivalent, “mmcfe” means million cubic feet of natural gas equivalent, “mmbtu” means million British thermal units, and “bcfe” means billion cubic feet of natural gas equivalent.  Natural gas equivalents and crude oil equivalents are determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.  All estimates of reserves and information related to production contained in this Disclosure Statement, unless otherwise noted, are reported on a “net” basis.

Starting in 2008, due to the current global economic crisis coupled with significant losses in production, significant deficiencies in working capital, loss of revenue due to the termination of the Debtors’ natural gas derivatives, and increases in interest rates on their debt obligations, the Debtors have been unable to gain access to the credit markets.  As a result, the Debtors’ drilling activities have substantially decreased, and they had to adjust their short-term strategy, placing less emphasis on drilling and more emphasis on cash conservation and pursuing farmout relationships in order to develop their undeveloped reserves.  The Debtors are currently undergoing an Antrim remediation program to address their decline in production.

As an early stage developer of properties, the Debtors have successfully accumulated a large acreage base of unconventional shale opportunities.  The New Albany shale represents an emerging play, as development activity has only been initiated within the last several years.  As the Debtors develop these leaseholds, they anticipate reserve growth would be their initial focus followed by a more traditional balance between reserve and production growth.  The following table sets forth their approximate leasehold acreage as of June 30, 2009:

	Total Acreage		Percentage Developed
Play/Trend	Gross	Net	Gross	Net
Michigan Antrim	278,288	124,174	25%	30%
New Albany	764,918	443,722	3%	2%
Other	91,414	66,410	2%	2%
Total	1,130,620	633,906	8%	7%

As of June 30, 2009, the Debtors had 651 (287 net) producing wells, 16 (8 net) wells awaiting hook-up, 41 (27 net) wells undergoing resource assessment, and 51 (35 net) wells temporarily abandoned.  The Debtors operate 234 (224 net) wells, thus, operating 36% of their gross wells and 78% of their net wells.  Of the 224 net wells the Debtors operate, 168 net wells are producing in the Antrim; 24 net wells are undergoing resource assessment in the Antrim; 6 net wells are awaiting hook-up in the New Albany; and 26 net wells are temporarily abandoned.

The Debtors’ average daily production for the six months ended June 30, 2009, was 7,133 mcfe per day compared to 8,720 mcfe per day for the six months ended June 30, 2008.  Average daily production for operated properties was 4,219 mcfe and 6,773 mcfe for the six months ended June 30, 2009 and 2008, respectively.  Average daily production for non-operated properties was 2,907 mcfe and 3,669 mcfe for the six months ended June 30, 2009 and 2008, respectively.

During May 2008, the Debtors implemented a well enhancement program on their operated Antrim shale properties to address their decline in production.  The objective of the well enhancement program was to perform downhole workovers on approximately 90 wells.  The Debtors completed well enhancement activities on the majority of the 90 wells and experienced an approximate one to two days stoppage in production per well to complete the well enhancement activities.  The Debtors also shut down the downhole pumps on various wells that were producing large volumes of water with insignificant volumes of gas.  Since the Debtors discontinued the pumping operations on these wells, they have observed a detrimental impact on the gas production levels in the remaining producing wells.

The Debtors believe that maximizing water production from all operated Antrim wells, regardless of their individual economic impact, is necessary to maximize gas production from the projects as a whole. Therefore, the Debtors initiated a renewed well enhancement program in February 2009 that emphasized measures to increase water production.  As part of the process, the Debtors are planning to install water meters at each well location to track water production.  The program was initially intended to be implemented in three phases throughout 2009;  however, due to lack of capital available and significant declines in gas prices, the Debtors chose to delay the first phase and move to a pilot program from the second phase.

2.	Description of Certain Specific Transactions and Agreements.

(a)	Atlas Farmout Agreement.

Over the past few years, the Debtors, or their predecessors in interest, as lessees, entered into various oil and gas leases with certain third parties, as lessors, pursuant to which the Debtors obtained the property rights to liquid or gaseous hydrocarbons located on and under certain acreage located in Clay County, Greene County, Owen County, and Sullivan County, Indiana commonly known as the Wabash Project or the Wabash Project Boundary (the “Wabash Acreage”).  On October 29, 2008, Aurora entered into a farmout arrangement (the “Farmout Agreement”) with Atlas Energy Indiana, LLC (“Atlas”) to farm out Aurora’s interests in the Wabash Acreage.  Under the terms of the Farmout Agreement, among other things, Atlas was required to (1) drill at least twenty horizontal wells on the Wabash Acreage meeting certain specifications described therein (the “Drilling Obligations”) on or before October 29, 2009; provided, however, that Atlas is permitted to drill vertical wells on the Wabash Acreage, and for each vertical well so drilled by Atlas on the Wabash Acreage, Atlas will be given credit for the equivalent one-fourth (1/4) of a horizontal well for purposes of the Drilling Obligations, (2) pay Aurora a well site fee for each new well drilled by Atlas on the Wabash Acreage, (3) accept responsibility for any applicable lease obligations, including payments for lease extensions, (4) provide Aurora with an overriding royalty interest based on the amount of gas extracted from the Wabash Acreage from wells with respect to which Aurora has assigned its operating rights to Atlas pursuant to the Farmout Agreement, and (5) allow Aurora to participate as a working interest owner, if requested, in a proportionate 25% working interest in any well proposed by Atlas (an “Option to Participate”) and share in the production from, and the expenses related to, the drilling and maintenance of such well.

(b)	Certain Recent Sales and Assignments.

As described below, on August 20, 2009, the Debtors, Atlas, and the Lenders entered into a stipulation and order providing for, among other things, a modified drilling schedule under the Farmout Agreement through April of 2010, and that the Debtors could terminate the agreement in the event that Atlas failed to fulfill its drilling obligations (on a cumulative basis) in accordance with such modified schedule.  The Court approved this stipulation by order dated September 8, 2009.

As of the date hereof, Atlas has commenced drilling activities at four sites under the Farmout Arrangement, and the Debtors have declined to take an Option to Participate in thirteen anticipated wells.

On June 10, 2009, the Debtors sold all of the membership interests in its subsidiary, Bach Services & Manufacturing Co., LLC ("BSM") including the membership interest owned by BSM of Kingsley Development, LLC for a total purchase price of $351,564.  Of the $351,564, $87,114 was received in cash, $25,386 was credited against receivables owed by Aurora to BSM and an assumption of a receivable in the amount of $239,064 which subsequent to June 30, 2009 has been collected.  The sale resulted in a loss of $1.4 million.

On August 6, 2009, Aurora recorded a receivable in the amount of $762,544 in connection with the assignment of its ownership and rights under the Facility Construction, Ownership and Operating Agreement, dated January 6, 2006 ("Tapsite Agreement"), to Atlas.  Aurora is party to a farmout agreement with Atlas (as described above), as the farmor, and has assigned its ownership and rights to the Tapsite Agreement to Atlas, as the farmee, in order to enhance the farmee's ability to gather, process, and market gas within the Wabash Project.

Effective September 15, 2008, the Debtors closed on the sale to Presidium Energy, LC (“Presidium”), of all their membership interest in a wholly owned subsidiary, AOK Energy, LLC (“AOK”), which held all of the Debtors’ properties in the Woodford shale.  The total sales price was $15 million, of which the Debtors received $3 million in cash and received a note receivable in the amount of $12 million.  In connection with the sale, the Debtors also received a 3% overriding royalty interest in certain oil and gas leases located within this project.

3.	Operating Areas.

(a)	Antrim Shale.

The Debtors’ Antrim shale properties are primarily located in northern Michigan and represent the majority of their production and proved reserves.  Prior to 2008, the Debtors had focused on development drilling in the Antrim shale, creating a stable base of production and proved reserves.

The Antrim shale underlies the entire Michigan basin.  The primary producing trend for the shale runs across the northern portion of the Michigan basin from Lake Michigan to Lake Huron (160 miles).  In most situations, Antrim shale is encountered by vertical drilling, though on occasion, the Debtors may determine that horizontal drilling is preferred.  A simple completion procedure is employed, using industry-proven hydraulic fracturing technology.  These wells are produced with a production system that is specifically designed to minimize pressure on the wells, pipelines, facilities, and reservoir.  This is expected to increase the recoverability of the shale gas production, thereby providing the maximum recovery of natural gas.

The Antrim shale is a thick shale (140 to 200 feet), with a high organic content (up to 20%).  Over 9,000 wells are producing in the Antrim shale and are expected to provide an average of 0.5 bcf of natural gas per well, with a productive life between 30 and 50 years.  A typical production curve for the shale suggests a peak rate of gas occurring within the first two years of production, after the shale reservoir has gone through a period of dewatering.  Once the gas is able to fully release from the shale, the production will typically decline between 2% and 10% annually.

As of June 30, 2009, the Debtors owned working interests in 645 (311 net) Antrim wells, which included 56 (44 net) non-producing wells.  The Debtors have 123,774 net acres leased, with approximately 36,910 acres developed in the Michigan Antrim shale play.

(b)	New Albany Shale.

The Debtors’ New Albany shale properties are primarily located in southwestern Indiana and represent the majority of their developable acreage base.  As with the Antrim shale, the Debtors’ New Albany shale operations are focused on an unconventional shale play.

The New Albany shale underlies a substantial portion of the Illinois basin.  The most productive portion of the trend appears to run across the southeastern portion of Illinois, the southern portion of Indiana, and the northwestern portion of Kentucky.  The Debtors’ acreage position is located primarily in the central portion of that trend, crossing approximately 12 counties.

Though the New Albany shale has been successfully drilled and produced using vertical wells, it has been determined that the most productive method of development there is horizontal drilling.  At this time, the completion methods are very simple, typically open-hole only.  These wells are produced with a production system that is specifically designed to minimize pressure on the wells, pipelines, facilities, and reservoir.  This is expected to increase the recoverability of shale gas production, thereby providing the maximum recovery of natural gas.

The New Albany shale is a thick shale (100 to over 200 feet), with high organic content (up to 25%).  Over 200 vertical wells and less than 50 horizontal wells are producing in the New Albany shale.  Horizontal wells are expected to provide an average of 1.2 bcf of natural gas per well with a productive life between 30 and 50 years.  A typical production curve for the shale suggests a peak rate of gas and water occurs within the first 60 days of production.  Together, the natural gas and water decline an average of 2% to 10% annually.

As of June 30, 2009, the Debtors owned working interests in 56 (19 net) New Albany shale wells which included 25 (11 net) non-producing wells.  The Debtors have 443,722 net acres leased, with approximately 7,089 net acres developed in the New Albany shale.

(c)	Drilling Techniques and Natural Gas Processing.

The Debtors are experienced at drilling both vertical and horizontal wells.  For shale gas wells, the Debtors generally use a production system that is designed to achieve low pressure on the wells, pipelines, facilities, and reservoir.  This is done by keeping natural fractures open to the well bore and by using low-pressure gas processing near well sites.  Using this low-pressure production approach, the Debtors seek to increase the recoverability of shale gas production through reduction of reservoir pressure, thereby enhancing dewatering and gas recovery.  The Debtors’ wells are drilled by outside drilling companies.

In the Michigan Antrim, the Debtors use a simple proven completion procedure with industry proven hydraulic fracturing technology.  This procedure involves drilling through several pay zones, setting and cementing casing, and drilling an extended rat-hole, which is used for gas-water separation.  The wells are then hydraulically fractured with a specifically designed fracture procedure incorporating multiple stages with enhanced diversion methods to increase effective vertical coverage.  Imaging logs are used to identify which zones are best fractured and will yield commercial gas production.  For horizontal New Albany shale wells, minimal stimulation has been required to date to make economic gas wells.  In exploratory areas of the New Albany and Antrim, shale log analysis is incorporated to enhance fracturing and completion design.

In order to contain costs, the Debtors try to keep facilities for gas processing decentralized.  Salt water disposal wells are drilled close to the compression facilities, near to each field’s wells.  Skid mounted separators that can be easily upgraded or downsized are used at the site of the salt water disposal wells.  The localized disposal of water reduces power demand.  Different reservoirs contain different amounts of water.  The Debtors cannot accurately predict the actual amount of time required for dewatering with respect to each well.  The period of time during which the gas production rate is limited by the Antrim shale dewatering process is estimated to be two years or more, thereby delaying peak revenue production.

The Debtors use skid mounted booster compressors to maximize compression efficiencies from the well to the transportation line.  The Debtors also seek to maintain low pressure in the gathering systems.

(d)	Oil and Natural Gas Reserves.

Aurora’s oil and natural gas reserve can be evaluated based upon future net cash flows from proved reserves discounted to present value using various discount rates.  Aurora requested an independent third-party to generate a reserve and economic evaluation of its proved reserves in Indiana, Michigan, and Texas as of June 30, 2009.  This independent third-party had already provided previous reserve reports.  The independent third-party generated the report, accepting as presented by Aurora, information regarding product prices, costs, and certain economic parameters from Aurora.  Estimates of Aurora’s future net revenues from proved reserves are discounted to present value using an annual discount rate of 10% (PV-10), using oil and natural gas prices based on the NYMEX strip prices in effect as of the dates of such estimates, and unescalated costs held constant throughout the life of the properties.

	As of June 30, 2009
Oil and Natural Gas Reserves	Oil (mbbls)	Gas (mmcf)	Total (mmcfe)	PV-10 (In thousands)
Proved developed producing	40	59,439	59,679	$61,733
Proved developed behind pipe	23	3,567	3,705	2,490
Proved developed non-producing	-	18,901	18,901	24,387
Proved undeveloped	-	37,623	37,623	25,680
Total proved	63	119,530	119,908	$114,290

Oil and Natural Gas Reserves by Play/Trend			Total (mmcfe)	Percent of Proved Reserves	PV-10 (In thousands)
Michigan Antrim			92,970	77%	$80,696
New Albany			26,303	22%	30,719
Other			635	1%	2,875
Total			119,908	100%	$114,290

According to this report, Aurora’s proved reserves are classified as either proved developed producing (“PDP”), proved developed behind pipe (“PDBP”), proved developed non-producing (“PDNP”), or proved undeveloped.

Proved reserves are those quantities of oil and gas which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable from known reservoirs and under forecasted gas prices, cost assumptions, operating methods, and government regulations.

Developed reserves are expected to be recovered from existing wells.  Undeveloped reserves are expected to be recovered:  (i) from new wells on undrilled acreage; (ii) from deepening existing wells to a different reservoir; or (iii) where relatively large capital expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Future net income (cash flow) is future net revenue less net lease operating, transportation, processing, marketing expenses, and state severance or production taxes.  No provision for state or federal taxes is made in this evaluation.  The estimated future net revenues were determined by using the estimated production of each producing well and the wells to be developed based on the capital expenditure provided by Aurora.  The present worth (discounted cash flow) at various discount rates was calculated on a monthly basis.  There was no abandonment included since salvage value was expected to offset a portion of the cost.  All economics were run to economic life of 50 years.  Aurora supplied all product prices, costs, and economic parameters used in this evaluation.  Oil and gas prices are based on the NYMEX strip as of June 30, 2009 and all costs were unescalated.  The following table sets forth the present value, discounted at 10% per annum (PV-10), of estimated net cash flows before income tax of Aurora’s estimated proved reserves:

	As of June 30, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
PV-10	$114,289.99	$68,598,490	$189,935,780	$158,782,810

The Debtors management believes that the values as of June 2009 and December 2008 are not comparable because pursuant to SEC rules and guidelines, the assumption for the revenue in December 2008 utilized a constant oil and gas price, while the June 2009 report utilized a strip price.

The Debtors’ management further believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies.  PV-10 is not a measure of financial or operating performance under GAAP.  PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP.

The Debtors recognize that in providing certain assumptions to the independent third-party, Aurora altered the real value of its oil and gas interests.  In order to have a more accurate net present value of future cash flows, Aurora has incorporated the following revised assumptions:  reduced production output by 10% for operated properties and 5% for non-operated properties based on actual recent observed performance; included 3% of annual escalation costs to reflect the fact that costs increase on a yearly basis; allocated capital expenditures based upon preliminary projected free cash flows over the next five years; and included the following valuations: PDP at 100%, behind pipe at 100%, PDNP at 30% and Undeveloped at 0% based on realistic market conditions to assign values per category.  With these assumptions, Aurora arrived at a PV-10 of $39,977,000.  Assuming 100% valuation for all properties, the value at PV-10 was $56,870,000.

The Debtors believe that a prudent valuation of Aurora’s oil and gas interests should follow the precedent set of assumptions and that the current market conditions imply a discount rate between 10% and 20%.  At a discount rate of 20%, the total valuation of all the properties is $29,070,000, and following the valuation previously indicated, the value of the properties is $24,389,000.

(e)	Acreage.

The following table sets forth as of June 30, 2009, the gross and net acres of both developed and undeveloped oil and gas leases which the Debtors hold.  “Gross” acres are the total number of acres in which the Debtors own a working interest.  “Net” acres refer to gross acres multiplied by the Debtors’ fractional working interest.  Acreage numbers do not include the Debtors’ options to acquire additional leaseholds which have not been exercised.

	Developed(a)		Undeveloped(b)		Total(c)
Play/Trend	Gross	Net	Gross	Net	Gross	Net
Michigan Antrim	67,263	36,910	207,025	86,864	274,288	123,774
New Albany	20,460	7,089	744,458	436,633	764,918	443,722
Other	1,730	1,021	89,684	65,389	91,414	66,410
Total	89,453	45,020	1,041,167	588,886	1,130,620	633,906

(a)
Developed refers to the number of acres which are allocated or assignable to producing wells or wells capable of production.  Developed acreage includes acreage having wells shut-in awaiting the addition of infrastructure.

(b)
Undeveloped refers to lease acreage on which wells have not been developed or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

(c)	While the Debtors are focused on developing the shale, their acreage covers a variety of different formations in addition to the shale that have the possibility of being developed and marketed.

(f)	Production and Price Information.

The following table summarizes sales volumes, sales prices, and production cost information for the periods indicated ($ in thousands):

	Six Months Ending	Year Ended December 31,
Production	6/30/09	2008	2007	2006
Oil (bbls)	11,372	25,321	27,907	22,588
Natural gas (mcf)	1,222,864	2,892,186	3,039,714	2,517,897
Natural gas equivalent (mcfe)	1,291,096	3,044,112	3,207,155	2,653,427

Oil and natural gas sales
Natural gas sales	$5,321	$26,208	$20,911	$17,510
Natural gas derivatives-realized (losses) gains	-	(3,537)	3,874	2,683
Oil sales	508	2,531	1,939	1,399
Total	$5,830	$25,202	$26,724	$21,592

Average sales price (excluding all gains (losses) from derivatives)
Natural gas ($ per mcf)	$4.35	$9.06	$6.88	$6.95
Oil ($ per bbl)	44.70	99.96	69.49	61.96
Natural gas equivalent ($ per mcfe)	4.52	9.44	7.12	7.13

Average sales price (including all gains (losses) from derivatives)	$4.35	$7.84	$8.15	$8.02
Natural gas ($ per mcf)	44.70	99.96	69.49	61.96
Oil ($ per bbl)	4.52	8.28	8.33	8.14
Natural gas equivalent ($ per mcfe)

Average production expenses ($ per mcfe)
Production taxes	$0.14	$0.44	$0.35	$0.33
Post-production expenses	1.33	0.93	0.59	0.55
Leasing operating expenses	2.06	2.36	2.14	1.82
Total	$3.53	$3.73	$3.08	$2.70

(g)	Productive Wells.

The following table sets forth as of June 30, 2009, information relating to the productive wells in which the Debtors owned a working interest.  “Productive wells” consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries, and oil wells awaiting connection to production facilities.  “Gross wells” are the total number of productive wells in which the Debtors have an interest, and net wells are the sum of the Debtors’ fractional working interests owned in gross wells.

	Natural Gas		Oil
Play/Trend	Gross Wells	Net Wells	Gross Wells	Net Wells
Michigan Antrim	593	267.55	-	-
New Albany	31	7.25	-	-
Other	1	0.10	42	19.55
Total	623	274.04	42	19.55

(h)	Drilling Activities.

The following table sets forth information with respect to wells drilled and completed during the periods indicated.  The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found, or economic value.  “Productive wells” are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

	Gross Wells			Net Wells
Type of Well	Productive(b)	Dry(c)	Total	Productive(b)	Dry(c)	Total
Six Months Ending 6/30/09
Exploratory(a)
Michigan Antrim
New Albany
Other	6	-	6	1	-	1
Total	6	-	6	1	-	1
Development(a)
Michigan Antrim	-	-	-	-	-	-
New Albany	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	-	-	-	-	-	-
Year Ended 12/31/08
Exploratory(a)
Michigan Antrim
New Albany
Other	7	2	9	1.07	0.53	1.60
Total	7	2	9	1.07	0.53	1.60
Development(a)
Michigan Antrim	14	-	14	2.80	-	2.80
New Albany
Other	2	1	3	1.23	0.50	1.73
Total	16	1	17	4.03	0.50	4.53
Year Ended 12/31/07(d)
Exploratory(a)
Michigan Antrim	1		1	0.22		0.22
New Albany	15		15	10.57		10.57
Other	7	6	13	5.51	5.00	10.51
Total	23	6	29	16.30	5.00	21.30
Development(a)
Michigan Antrim	50	2	52	29.43	2.00	31.43
New Albany	12		12	0.60		0.60
Other	8		8	5.80		5.80
Total	70	2	72	35.83	2.00	37.83
Year Ended 12/31/06
Exploratory(a)
Michigan Antrim	2		2	2.00		2.00
New Albany	13	1	14	6.39	0.50	6.89
Other	1	3	4	0.38	1.25	1.63
Total	16	4	20	8.77	1.75	10.52
Development(a)
Michigan Antrim	162	9	171	91.53	4.93	96.46
New Albany	12		12	0.60		0.60
Other	6		6	3.95		3.95
Total	180	9	189	96.08	4.93	101.01

(a)
An exploratory well is a well drilled either in search of a new, as yet undiscovered, oil or natural gas reservoir, or to greatly extend the known limits of a previously discovered reservoir.  A development well is a well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of being completed in that reservoir.

(b)	A productive well is an exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

(c)	A dry well is an exploratory or development well that is not a producing well or a well that has either been plugged or has been converted to another use.

(d)	At December 31, 2007, the Debtors had 3 gross (1 net) wells in the process of being drilled which are included in the December 31, 2008 totals.

(e)	At December 31, 2008, they had 5 gross (1 net) wells in the process of being drilled.

(i)	Sale of Production.

The Debtors market natural gas and oil production on a competitive basis for their operated properties.  In most cases, the Debtors connect to nearby high pressure transmission pipelines and utilize a gas marketing firm for the sale of production.

The Debtors maintained a base sales contact with Integrys Energy Services, Inc. (formerly WPS Energy Service, Inc.) covering all production from its Hudson properties. The Debtors have been negotiating a firm price on approximately 4,000 mmbtu per day on a month by month basis and the remaining  production is sold on daily basis at prevailing market rates.

The Debtors are in discussions about the possibility of entering into a long-term contract.  The Debtors’ average daily production for operated Antrim was 4,219 mmbtu per day for six months ending June 30, 2009.  Integrys Energy Services, Inc. is the Debtors’ primary marketing partner for the majority of their Michigan operated properties.  In addition, the Debtors have established other base contracts primarily for future natural gas sales in Indiana and Michigan.  The Debtors set the firm delivery volume obligation under these contracts on either a monthly or a daily basis with the amount of the obligation varying from month to month or day to day.

Prices for oil and natural gas fluctuate fairly widely based on supply and demand.  Supply and demand are influenced by weather, foreign policy, and industry practices.

(j)	Hedging.

The Debtors’ results of operations and operating cash flows are impacted by the fluctuations in the market prices of natural gas.  To mitigate a portion of the exposure to adverse market changes, the Debtors have periodically entered into various derivative instruments with a major financial institution.  The purpose of the derivative instrument is to provide a measure of stability to the Debtors’ cash flow in meeting financial obligations while operating in a volatile natural gas market environment.  The derivative instrument reduces the Debtors’ exposure on the hedged production volumes to decreases in commodity prices and limits the benefit the Debtors might otherwise receive from any increases in commodity prices on the hedged production volumes.  Since October 1, 2008, the Debtors have been without any such hedges.

(k)	Competition and Markets.

The Debtors face competition from other oil and natural gas companies in all aspects of their business, including acquisition of producing properties and oil and natural gas leases, marketing of oil and natural gas, and obtaining goods, services and labor.  Many of the Debtors’ competitors have substantially larger financial and other resources than the Debtors have.  Competition for natural gas delivery is presented by other pipelines and gas gathering systems, and is also presented by alternative fuel sources, including heating oil and other fossil fuels.

The availability of a ready market for, and the price of, any hydrocarbons produced will depend on many factors beyond the Debtors’ control, including, but not limited to, the amount of domestic production and imports of foreign oil and liquefied natural gas, the marketing of competitive fuels, the proximity and capacity of natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the effect of federal and state regulation of allowable rates of production, taxation, the conduct of drilling operations, and federal regulation of natural gas.  In addition, the restructuring of the natural gas pipeline industry virtually eliminated the gas purchasing activity of traditional interstate gas transmission pipeline buyers.  Producers of natural gas have therefore been required to develop new markets among gas marketing companies, end users of natural gas, and local distribution companies.  All of these factors, together with economic factors in the marketing arena, generally affect the supply of, and/or demand for, oil and natural gas, and thus the prices available for sales of oil and natural gas.

(l)	Regulatory Considerations.

Proposals and proceedings that might affect the oil and gas industry are periodically presented to Congress, the Federal Energy Regulatory Commission (“FERC”), the Minerals Management Service (“MMS”), state legislatures and commissions, and courts.  The Debtors cannot predict when or whether any such proposals may become effective.  The natural gas industry is heavily regulated.  No material portion of the Debtors’ business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

The Debtors’ operations are subject to various types of regulation at the federal, state, and local levels.  This regulation includes requiring permits for drilling wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, and the disposal of fluids used or generated in connection with operations.  The Debtors’ operations are also subject to various conservation laws and regulations.  These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and natural gas properties.  In addition, state conservation laws sometimes establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production.  The effect of these regulations may limit the amount of oil and natural gas the Debtors can produce from their wells in a given state and may limit the number of wells or the locations at which the Debtors can drill.

Currently, there are no federal, state, or local laws that regulate the price for the Debtors’ sales of natural gas, natural gas liquids, crude oil, or condensate.  However, the rates charged and terms and conditions for the movement of gas in interstate commerce through certain intrastate pipelines and production area hubs are subject to regulation under the Natural Gas Policy Act of 1978, as amended.  Pipeline and hub construction activities are, to a limited extent, also subject to regulations under the Natural Gas Act of 1938, as amended.  While these controls do not apply directly to the Debtors, their effect on natural gas markets can be significant in terms of competition and cost of transportation services, which in turn can have a substantial impact on the Debtors’ profitability and costs of doing business.

Additional proposals and proceedings that might affect the natural gas and crude oil extraction industry are considered from time to time by Congress, FERC and other federal regulators, state regulatory bodies, and the courts.  For example,  actions are now under consideration by the federal government and certain states, including Michigan, to regulate emissions of certain gases, commonly referred to as “greenhouse gases” (“GHG”), including carbon dioxide and methane.  Such regulation could impact the Debtors’ operations as well as the price and use of fossil fuels, including oil and natural gas.

The Debtors cannot predict when or if any such proposals might become effective and their effect, if any, on their operations.

Regulation of gathering facilities generally includes various safety, environmental, and, in some circumstances, nondiscriminatory take requirements.  This regulation has not generally been applied against producers and gatherers of natural gas to the same extent as processors, although natural gas gathering may receive greater regulatory scrutiny in the future.

The Debtors’ oil and natural gas production and saltwater disposal operations, and their processing, handling, and disposal of hazardous and other regulated materials, such as hydrocarbons and naturally occurring radioactive materials (“NORM”), are subject to stringent environmental regulation. Compliance with environmental regulations is generally required as a condition to obtaining drilling permits.  Government inspectors frequently inspect regulated facilities and review records required to be maintained to document compliance.  The Debtors could incur significant costs, including cleanup costs resulting from a release of regulated materials, third-party claims for property damage, personal injuries and damages to natural resources, fines, and sanctions, as a result of any violations or liabilities under environmental or other laws.  Changes in, or more stringent enforcement of, environmental laws could also result in additional operating costs and capital expenditures.

Various federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, directly impact oil and natural gas exploration, development, and production operations, and consequently may impact the Debtors’ operations and costs.  These requirements include, among others, (i) regulations by the federal Environmental Protection Agency (“EPA”) and various state agencies regarding approved methods of disposal for certain hazardous and non-hazardous wastes, including produced water; (ii) the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and analogous state laws, which regulate the removal or remediation of previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including soil, surface water, and groundwater contamination), and remedial plugging operations to prevent future contamination; (iii) the federal Clean Air Act and comparable state and local requirements, which may require certain pollution controls with respect to air emissions from the Debtors’ operations; (iv) the Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States; (v) the Resource Conservation and Recovery Act, which is the principal federal statute governing the treatment, storage, and disposal of solid and hazardous wastes; (vi) the federal Clean Water Act and analogous state laws that restrict the discharge of pollutants into regulated waters; and (vii) state regulations and statutes governing the handling, treatment, storage, and disposal of NORM.

A permit from the EPA or a state regulatory agency, such as the Michigan Department of Environmental Quality (the “MDEQ”), must be obtained before the Debtors may drill a salt water disposal well.  The amount of time required to obtain such a permit varies from state to state, but can take as much as six or more months in Michigan.  Since many gas wells can only be produced if a salt water disposal well is available, the salt water disposal well permit requirement may delay the commencement of production.

In the course of the Debtors’ routine oil and natural gas operations, surface spills and leaks, including casing leaks of oil or other materials may occur, and the Debtors may incur costs for waste handling and environmental compliance.  It is also possible that the Debtors’ oil and natural gas operations may require them to manage NORM.  NORM are present in varying concentrations in sub-surface formations, including hydrocarbon reservoirs, and may become concentrated in scale, film, and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams.  Some states, including Michigan and Texas, have enacted regulations governing the handling, treatment, storage, and disposal of NORM. Moreover, the Debtors are able to control directly the operations of only those wells for which they act as the operator.  Despite the Debtors’ lack of control over wells owned by them but operated by others, the failure of the operator to comply with the applicable environmental regulations may, in certain circumstances, be attributed to the Debtors under applicable state, federal, or local laws or regulations.

The Debtors believe that they are in substantial compliance with all currently applicable environmental laws and regulations.  The Debtors have been or are in discussions with the MDEQ regarding water quality issues regarding certain wells in Arrowhead, Blue Chip, and Gaylord Fishing Club projects.  In 2007, the MDEQ instituted a water sampling and monitoring requirement for produced water from wells north of a line of demarcation that applies to most of the existing wells in the Debtors’ Antrim projects, primarily to enhance enforcement of the restrictions on discharge of fresh or potable water.  The drilling permits for new wells in this area now require produced water monitoring and reporting of gas and water volume and water quality.  Moreover, if the water produced by any of the Debtors’ existing wells has levels of chloride or total dissolved solids concentration below specified levels, the Debtors may be required to shut-in the well.  If such wells cannot be remediated so that fresh water is no longer produced, the Debtors may be required to plug such wells.

In September 2008, the Debtors received a notice of violation from the MDEQ requesting a proposal from the Debtors’ management to plug 25 wells in the Arrowhead and Blue Chip projects.  Five of the wells listed were plugged during 2008.  In December 2008, the Debtors agreed to shut-in three additional wells bringing the total shut-in wells to 13, and continue to provide water samples for the remaining wells for further analysis.  On June 3, 2009, the Debtor received a violation notice from the DEQ requiring the Debtor to plug the remaining wells by September 1, 2009.  Debtor is currently discussing various options and an appropriate form of response.  There is no assurance that the Debtor will not be required to plug the remaining wells in the Arrowhead and Blue Chip projects.  If the Debtor is required to plug the remaining wells, operations are not expected to be materially impacted as most of these wells are uneconomic and plugging costs are estimated to be $12,000 per well.

On April 29, 2009, the Debtors received a letter from the MDEQ denying the Debtors’ request to extend its temporary abandonment status on 19 wells located in the Tomahawk and Black Bear Central projects.  The MDEQ is requesting the Debtors submit a plan to plug the 19 wells.  On May 29, 2009, the Debtor asked the DEQ to reconsider Aurora’s temporary abandonment request for 2 of the 19 wells since these wells are included in future remediation plans.  The DEQ subsequently granted extensions that will terminate on March 31, 2010.  On June 1, 2009, the Debtor asked the DEQ to reconsider the temporary abandonment request for the remaining 17 wells.  In a letter dated June 4, 2009, the DEQ specified that no later than September 10, 2009, the Debtor will need to plug and abandon the wells or place the wells into production.  The Debtor is currently discussing various options and an appropriate form of response.  There is no assurance that the Debtor will not be required to plug the 19 wells.  If the Debtor is required to plug the 19 wells, operations are not expected to be materially impacted as the wells are currently in temporary abandonment status.  However, plugging costs are estimated to be $0.3 million.

To date, compliance with environmental laws and regulations has not required the expenditure of any material amount of money.  To the Debtors’ knowledge, other than the water quality issue and related notices of violation described above, there are currently no known adverse environmental conditions that exist on any of the Debtors’ owned or operated properties, and there are no current or threatened actions or claims by any local, state, or federal agency, or by any private party against them pertaining to such a condition, which the Debtors expect will require material expenditures to address.  However, there can be no assurance that this will continue to be the case. Discovery of previously unknown conditions, or accidental spills or releases of regulated materials could result in the incurrence of significant costs in the future. Also, changes in existing environmental requirements or enforcement policies could result in increased costs. For example, certain petroleum production wastes, generated during some of the Debtors’ operations, are now excluded from RCRA’s hazardous waste regulations.  If they were designated “ hazardous wastes” in the future, they would be subject to more stringent and likely more costly handling and disposal requirements. In addition,  as noted above,  restrictions may be placed on emissions of GHG.  The EPA has proposed a mandatory carbon emissions reporting system for certain facilities and products, and has made an endangerment finding regarding GHG emissions under the federal Clean Air Act which could lead to increased regulation.  Legislation under consideration in  the U.S. Congress could result in the institution of a cap and trade program for carbon dioxide and other GHG emissions in the U.S.  Depending on their timing and specific requirements, such actions could adversely impact the Debtors’ operations, as well as those of their customers, in the future.

4.	The Debtors’ Strategy.

The objective of the Debtors’ business is to maximize their value through the development of their substantial acreage base.  This strategy may change subsequent to the Effective Date, but the Reorganized Debtors may embrace this philosophy among others:

Establish a base of lower risk development projects.  The Debtors have established an extensive leasehold position in the Antrim shale and New Albany shale.  Both plays are at varying stages of their respective development life cycle.  The Debtors believe the New Albany shale represents emerging plays, as development activity has only been initiated within the last several years.  As the Debtors and others invest capital into these plays, they believe that increased information resulting from drilling and production data by all operators will lower the risk profile, enhance results, and provide opportunities for creating natural gas reserves and production growth.

Generate growth through drilling and farmout arrangement.  The Debtors expect to generate long-term reserve and production growth through farmout arrangements and drilling activities.  The Debtors believe their experience and expertise enables them to identify and evaluate farmout arrangements and develop natural gas projects.

Optimize the Debtors’ asset portfolio.   With extensive leasehold positions in two shale plays, as well as several smaller targeted projects in other locations, the Debtors believe that they have created a diverse asset portfolio that must be carefully developed to limit their risk profile.  Due to challenges in the capital markets, the Debtors’ focus has shifted form drilling and operating natural gas and oil wells, to working in partnership with others to develop their assets.  The Debtors expect to regularly review their projects to optimize the value of this asset portfolio, the result of which may include appropriate joint ventures, farm-outs, equity partnerships, acquisitions, or divestitures.

5.	Summary of Selected Interim Financial Data.

The following table sets forth the Debtors’ selected financial data as of and for each of the periods indicated.  The data as of and for the year ended December 31, 2008, is derived from the Debtors’ audited consolidated financial statements for the period indicated.  The data as of and for the six months ended June 30, 2009 is derived from the Debtors’ historical unaudited condensed consolidated financial statements for the interim periods indicated. The following information is not necessarily indicative of the Debtors’ future financial results.

	Six Months ended June 30,
	2009	2008
Statement of Operations Data
Revenues:
Oil and natural gas sales	$5,830,208	$13,237,651
Pipeline transportation and marketing	339,891	557,353
Interest and other	886,795	244,308
Total revenues	7,056,894	14,039,312

Expenses:
Production taxes	182,505	742,077
Production and lease operating expense	4,373,122	5,546,202
Pipeline and processing operating expense	291,166	265,441
General and administrative expense	5,234,856	3,556,248
Oil and natural gas depletion and amortization	853,527	1,908,141
Other assets depreciation and amortization	578,359	490,781
Interest expense	5,368,321	3,205,050
Ceiling-write down of oil and gas properties	53,639,522	-
Taxes (refunds), other	(64,439)	(48,891)
Total expenses	70,456,939	15,665,049

Net loss	(63,400,045)	(1,625,737)
Net income attributable to noncontrolling interest	(19,061)	(32,149)
Net loss from continuing operations	$(63,419,106	$(1,657,886)

Discontinued Operations:
Operating loss	(280,785)	(226,410)
Loss on disposal	(1,434,858)	-
Loss from discontinued operations	(1,715,643)	(226,410)

Net loss after discontinued operations attributable to common shareholders	$(65,134,749)	$(1,884,296)
Net loss per common share – basic and diluted	$(0.61)	$(0.02)

Weighted average common shares outstanding – basic and diluted	103,282,788	104,353,520

Cash Flow Data
Net cash (used in) provided by operating activities	$(3,335,152)	$5,261,787
Net cash used in investing activities	$(1,321,405	$(8,925,072)
Cash (used in) provided by financing activities	$(4,731,264)	$13,505,580

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Balance Sheet Data
Cash and cash equivalents	$5,273,874	$10,005,138
Other current assets	4,394,674	6,439,387
Oil and natural gas properties, net	62,664,521	115,134,222

Other property and equipment, net	12,623,816	14,451,523
Other assets	13,309,403	13,906,789
Total assets	$98,266,288	$160,201,081

Current liabilities	133,441,851	127,312,547
Long-term liabilities	2,418,162	5,265,459
Noncontrolling interest	218,017	467,937
Shareholders’ (deficit) equity	(37,811,742)	27,623,075
Total liabilities and shareholders’ equity	$98,266,288	$160,201,081

6.	Summary of Selected Historical Financial Data.

The following table sets forth the Debtors’ December 31, 2008, 2007, 2006, and 2005 year end selected financial data as of and for each of the periods indicated.  The data as of and for the years ended December 31, 2008, 2007, 2006, and 2005, is derived from the Debtors’ audited consolidated financial statements for the periods indicated.  The following information is not necessarily indicative of the Debtors’ future financial results.

	2008	2007	2006	2005(a)
Statement of Operations Data
Revenues:
Oil and natural gas sales	$25,201,777	$26,723,818	$21,591,811	$6,743,444
Pipeline transportation and marketing	710,250	578,020	489,473	-
Field service and sales	3,051,419	390,401	125,611	-
Interest and other	877,488	549,149	220,592	666,850
Total revenues	29,840,934	28,241,388	22,427,487	7,410,294

Expenses:
Production taxes	1,338,397	1,123,070	877,319	506,635
Production and lease operating expense	9,995,981	8,424,096	5,966,341	1,587,205
Pipeline and processing operating expense	593,059	482,647	265,795	-
Field services expense	2,439,939	321,753	90,913	-
General and administrative expense	9,075,903	8,029,122	7,531,718	3,435,507
Oil and natural gas depletion and amortization	5,380,106	3,769,104	2,681,290	767,511
Other assets depreciation and amortization	1,193,993	2,396,026	2,083,191	308,647
Interest expense	9,201,343	4,582,021	4,573,785	1,307,370
Ceiling-write down of oil and gas properties	78,457,801	-	-	-
Goodwill impairment	19,373,264	-	-	-
Loss on debt extinguishment	-	3,448,520	-	-
Taxes, other	77,671	19,021	250,884	29,651
Total expenses	137,127,457	32,595,380	24,321,236	7,942,526
Loss before minority interest	(107,286,523)	(4,353,992)	(1,893,749)	(532,232)
Minority interest in income of subsidiaries	(78,139)	(67,841)	(50,898)	15,960

Net loss	(107,364,662)	(4,421,833)	(1,944,647)	(516,272)
Less dividends on preferred stock	-	-	-	-
Loss attributable to common shareholders	$(107,364,662)	$(4,421,833)	$(1,944,647)	$(516,272)

Net loss per common share – basic and diluted	$(1.04)	$(0.04)	$(0.02)	$(0.01)

Weighted average common shares outstanding – basic and diluted	103,062,697	101,633,162	82,288,243	40,622,000

Cash Flow Data
Cash provided by operating activities	$4,098,818	$10,079,049	$5,467,910	$(2,404,739)
Cash used by investing activities	(10,701,427)	(61,100,489)	(89,606,098)	(39,869,326)
Cash provided by financing activities	14,182,069	51,711,722	73,892,946	49,075,121

(a)
The Debtors acquired AEL on October 31, 2005 through the merger of their wholly-owned subsidiary with and into AEL.  The acquisition of AEL was accounted for as a reverse merger, with AEL being the acquiring party for accounting purposes.  As a result of the reverse merger, the historical financial statements presented for periods prior to the acquisition date are the financial statements of AEL.  The operations of the former Cadence Resources Corporation (now known as Aurora Oil & Gas Corporation) businesses have been included in the financial statements from the date of acquisition.

	As of December 31,
	2008	2007	2006	2005
Balance Sheet Data
Cash and cash equivalents	10,005,138	$2,425,678	$1,735,396	$11,980,638
Other current assets	6,439,387	8,901,774	11,306,797	7,274,869
Oil and natural gas properties, net (using full cost accounting)	115,398,244	205,260,103	161,471,277	68,960,754
Other property and equipment, net	14,451,523	14,923,840	10,465,897	3,610,138
Other assets	13,906,789	23,160,273	27,407,825	24,995,746
Total assets	$160,201,081	$254,671,668	$212,387,192	$116,822,145

Current liabilities	127,312,547	$8,580,990	$18,040,082	$17,279,518
Long-term debt, net of current maturities	5,265,459	113,835,028	54,538,138	42,794,862
Minority interest in net assets of subsidiaries	467,937	112,661	77,873	61,913
Shareholders’ equity	27,155,138	132,142,989	139,731,099	56,685,852
Total liabilities and shareholders’ equity	$160,201,081	$254,671,668	$212,387,192	$116,822,145

7.	Other Properties.

a.	Office Space.

The Debtors own office space located in Traverse City, Michigan.  The Debtors’ unit contains approximately 14,645 square feet on the second floor of a three-story building, plus common areas and 15 covered parking spaces.  The Debtors moved their corporate offices into this space on December 5, 2005.

As noted above, this property serves as collateral for the Debtors’ existing obligations to NW Bank under the NW Bank Note.

8.	Legal Proceedings.

a.	General Legal Matters.

The Debtors are generally involved in various disputes incidental to its business operations, which include claims from royalty owners. Although the outcome of these disputes cannot be predicted, management, after consultation with legal counsel, is of the opinion that the final resolution of all currently pending or threatened litigation is not likely to have a material adverse effect on the Debtors’ consolidated financial position, results of operations, or cash flows.  All of the actions in which one of the Debtors is a defendant have been stayed by operation of law as a result of the commencement of these Chapter 11 Cases

b.	Environmental Matters.

In 2007, the MDEQ instituted a water sampling and monitoring requirement for produced water from wells north of a line of demarcation that applies to most of the existing wells in the Debtors’ Antrim projects, primarily to enhance enforcement of the restrictions on discharge of fresh or potable water.  The drilling permits for new wells in this area now require produced water monitoring and reporting of gas and water volume and water quality.  Moreover, if the water produced by any of the Debtors’ existing wells has levels of chloride or total dissolved solids concentration below specified levels, the Debtors may be required to shut-in the well.  If such wells cannot be remediated so that fresh water is no longer produced, the Debtors may be required to plug such wells.  For more information on how the effects of these on the Debtors, see the section above entitled “Description of Business - Overview”.

In September 2007, the MDEQ collected and analyzed water samples from certain wells in the Arrowhead, Blue Chip, and Gaylord Fishing Club projects.  On January 31, 2008, management met with the MDEQ to review the analyses.  Since the water composition in most of the wells fell within the range deemed by the DEQ to be fresh water, the DEQ requested that the Debtors plug six wells, plug or remediate, i.e., eliminate the production of fresh water, an additional 15 wells, and collect water samples from the remaining wells that had not been previously sampled.  Management agreed to plug five of the six wells requested and collected a new round of water samples from each requested well for additional analysis.

In September 2008, the Debtors received a notice of violation from the MDEQ requesting a proposal from the Debtors’ management to plug 25 wells in the Arrowhead and Blue Chip projects.  Five of the wells listed were plugged during 2008.  In December 2008, the Debtors agreed to shut-in three additional wells bringing the total shut-in wells to 13, and continue to provide water samples for the remaining wells for further analysis.  On June 3, 2009, the Debtor received a violation notice from the DEQ requiring the Debtor to plug the remaining wells by September 1, 2009.  Debtor is currently discussing various options and an appropriate form of response.  There is no assurance that the Debtor will not be required to plug the remaining wells in the Arrowhead and Blue Chip projects.  If the Debtor is required to plug the remaining wells, operations are not expected to be materially impacted as most of these wells are uneconomic and plugging costs are estimated to be $12,000 per well.

On April 29, 2009, the Debtors received a letter from the MDEQ denying the Debtors’ request to extend its temporary abandonment status on 19 wells located in the Tomahawk and Black Bear Central projects.  The MDEQ is requesting the Debtors submit a plan to plug the 19 wells.  On May 29, 2009, the Debtor asked the DEQ to reconsider Aurora’s temporary abandonment request for 2 of the 19 wells since these wells are included in future remediation plans.  The DEQ subsequently granted extensions that will terminate on March 31, 2010.  On June 1, 2009, the Debtor asked the DEQ to reconsider the temporary abandonment request for the remaining 17 wells.  In a letter dated June 4, 2009, the DEQ specified that no later than September 10, 2009, the Debtor will need to plug and abandon the wells or place the wells into production.  The Debtor is currently discussing various options and an appropriate form of response.  There is no assurance that the Debtor will not be required to plug the 19 wells.  If the Debtor is required to plug the 19 wells, operations are not expected to be materially impacted as the wells are currently in temporary abandonment status.  However, plugging costs are estimated to be $0.3 million.

9.	Directors and Executive Officers of the Debtors.

The following table sets forth the name, age, and position of each of the Debtors’ executive officers and directors as of the Petition Date.  Under the Debtors’ by-laws, the authorized number of directors is set at no fewer than three and no more than ten directors.  The Board of Directors currently has seven members.  Each member of the Board of Directors serves for a term of one year that expires at the following annual shareholders’ meeting.

Name and Office	Experience

William W. Deneau • Chairman of the Debtors
William W. Deneau has served on the Debtors’ Board of Directors since November 1, 2005 and as Chief Executive Officer until shortly before the Petition Date.  Mr. Deneau also served as President until May 30, 2007.  Mr. Deneau is the brother of Richard M. Deneau, another one of the Debtors’ directors, and the father of Jeffrey W. Deneau (the Treasurer and Investor Relations Officer of Aurora).

Sanford R. Edlein • Chief Restructuring Officer	Sanford Edlein has been engaged by the Debtors to provide services as their Chief Restructuring Officer since June of 2009. Mr. Edlein is a Managing Director of Huron Consulting Group LLC.

John C. Hunter • Vice President, Exploration and Production
John C. Hunter has served as a Vice President since May 30, 2007.  He has worked for the Debtors since 2005 as Senior Petroleum Engineer.  From 2004 to 2005, Mr. Hunter was Executive Vice President of Wellstream Energy Services providing petroleum engineering consulting services.  From 2000 to 2004, Mr. Hunter was President of Terra Drilling Services, LLC, and TerraFluids, LLC.

Name and Office	Experience

Barbara E. Lawson • Chief Financial Officer •
Barbara E. Lawson has served as the Debtors’ Chief Financial Officer since January 22, 2008.  From March 2006 until she became the Chief Financial Officer, Ms. Lawson worked for the Debtors as SEC Reporting Manager.  From 2005 to 2006, Ms. Lawson was Vice President of Simple Financial Solutions, Inc., providing consulting services that covered public equity offerings and Sarbanes-Oxley Section 404 implementation.  From 1988 to 2004, Ms. Lawson was employed with Midland Cogeneration Venture, LLP, an independent power producer, where her last position was Treasurer and Manager of Internal Audit.

Jeffrey W. Deneau • Treasurer and Investor Relations Officer
Jeffrey W. Deneau has served as Aurora’s Treasurer since July 2008 and Investor Relations Officer since April 2006.  Prior to that, he served for five years as the Supervisor of Trading Operations for DTE Energy Company.  Prior to that, he served for three years as the Manager of Market Risk Analysis for NiSource Inc.  Mr. Deneau is the son of William W. Deneau and the nephew of Richard M. Deneau.

Richard M. Deneau • Director
Richard M. Deneau has served on the Debtors’ Board of Directors since November 21, 2005.  Mr. Deneau served as a Director and President of Anchor Glass Container Corporation (“Anchor”) from 1997 until his retirement in 2004.  He was also the Chief Operating Officer of Anchor from 1997 to 2002, and the Chief Executive Officer of Anchor from 2002 until his retirement.  Mr. Deneau is the brother of William W. Deneau and the uncle of Jeffrey W. Deneau.

Name and Office	Experience

John E. McDevitt • Director
John E. McDevitt has served as a Director of the Debtors since November 15, 2008.  Mr. McDevitt also served as the Debtors’ President and Chief Operating Officer from January 22, 2008, until his resignation on November 15, 2008.  Since 2006, Mr. McDevitt has been a Manager and President of Acadian Energy, LLC, a private company focused on unconventional natural gas exploration and production in the New Albany Shale.

Gary J. Myles • Director
Gary J. Myles has served on the Debtors’ Board of Directors since November 21, 2005.  Mr. Myles is currently retired from his primary employment.  Prior to his retirement, Mr. Myles served as Vice President and Consumer Loan Manager for Fifth Third Bank of Northern Michigan, a wholly-owned subsidiary of Fifth Third Bank.

Wayne G. Schaffer • Director	Wayne G. Schaeffer joined the Debtors’ Board of Directors on January 19, 2007. Mr. Schaeffer was employed by Citizens Banking Corporation from 1983 until his retirement in June 2005.

Kevin D. Stulp • Director
Kevin D. Stulp has served on the Debtors’ Board of Directors since March 1997.  Since August 1995, Mr. Stulp has worked as a consultant with Forte Group, on the board of the Bible League, and is active with various other non-profit organizations and is currently a director of U.S. Silver Corporation, a publicly-traded silver mining company with operations in Wallace, Idaho.

Earl V. Young • Director
Earl V. Young has served on the Debtors’ Board of Directors since November 21, 2005.  Mr. Young has also served as a Director of AEL from June 1997 until January 1, 2008, when AEL was merged into Aurora.  He is currently President of Earl Young & Associates of Dallas, Texas, which he founded in 1999.

As described below, the Plan provides that Reorganized Aurora’s board of directors would have seven members, two of whom will initially be appointed by the First Lien Loan Lenders and the remaining five to be appointed by the Second Lien Loan Lenders, and that Reorganized Aurora will select the initial managers of Reorganized HPPC.

In addition, the Debtors currently anticipate that of the foregoing individuals, at least John Hunter, Barbara Lawson, and Jeffrey Deneau will provide services to the Reorganized Debtors pursuant to the Management Transition Services Agreements (which are described further below) or otherwise.

D.           Employment Agreements, Benefits, and Related Plans.

1.	Employee Salaries, Wages, and Benefits.

•	Salaries and Wages - The Debtors pay their employees on the 15th and the last day of each month, with the payroll period closing on such days.

•
Withholdings - Included in the payroll amounts are funds the Debtors withhold for the benefit of third parties, including federal, state, and local taxes, medical and health deductions, and other withholdings requested by employees or required by federal, state, and local laws.  Automatic Data Processing, Inc. (“ADP”), which the Debtors use to facilitate and process payroll, withdraws all withholding amounts at the same time it withdraws salary amounts from the Debtors’ accounts.  ADP then transfers these withheld funds to the appropriate parties, except amounts related to the 401(k) Plan, the Flex Spending Plan, AFLAC, and HSA Accounts (each as defined and discussed below), which amounts ADP calculates, and the Debtors themselves transfer to the appropriate recipients.

•
Severance - Prior to the Petition Date, the Debtors have maintained a severance program for non-management employees, whereby such employees would receive the greater of six weeks or two weeks per year of service upon termination.

•
401(k) Plan - The Debtors have sponsored and administered a 401(k) savings plan (the “401(k) Plan”) for employees that are over 21 years of age and that have completed at least one year of employment.  Employees wishing to participate in the 401(k) Plan may enroll in the quarter after they become eligible.  Pursuant to the 401(k) Plan, the Debtors withhold, at an eligible employee’s request, up to 100% of such employee’s annual, pre-tax pay for contribution to the 401(k) Plan, subject to applicable limitations imposed by the Internal Revenue Code.  Prior to June 1, 2009, the Debtors matched 50% of employees’ contributions, up to 6% of such employees’ salary, with 20% vesting after two years, 50% vesting after three years, and 100% vesting after four years, but as of June 1, 2009, they stopped matching contributions.

•
Medical Plan - The Debtors provide eligible employees with coverage under their medical insurance program (the “Medical Plan”) through the Priority Health PriorityHSA HMO Plan, which offers, among other things, (a) preventive and hospital care covered at 100% for in-network providers; (b) deductibles of $1,150 per person and $2,300 per family, and copays of $50 per emergency room visit and ambulance trip and varying percentages for other treatments and procedures; (c) prescription drug coverage with copays of $10 for generic and $40 for brand name drugs; and (d) the ability to participate in health savings accounts (“HSA Accounts”) with pre-tax earnings.

•
Dental Plan - The Debtors provide employees a dental plan (the “Dental Plan”), which provides for 50% coinsurance for most dental procedures, but it does not provide for orthodontic coverage.  Under the Dental Plan, the Debtors pay 100% of the associated premium for employees, with applicable employees paying 100% for dependent coverage.

•
AFLAC - The Debtors allow (but do not provide) eligible employees the ability to purchase additional insurance, including life and accidental death and dismemberment coverage, through AFLAC, with the applicable premium amounts being withheld from electing employees’ paychecks and paid over to AFLAC.

2.	Change-in-Control Agreements.

The Debtors and certain key officers and employees entered into Change-in-Control Agreements in 2007 (the “Change-in-Control Agreements”), to encourage these individuals to remain employed with the Debtors through any potential change-in-control.  Specifically, the Debtors entered into Change-in-Control Agreements with Rebecca Abbott, Jeffrey Deneau, John C. Hunter, Barbara E. Lawson, and Neil Smith.  These agreements provide that during a two-year period following a change-in-control of the Debtors, the applicable employees would:  (i) have a position and duties commensurate to those the employee had prior to the change-in-control; (ii) perform his or her services at a location within a 35-mile radius from his or her previous worksite before the change-in-control; and (iii) receive an annual base salary at least equal to the employee’s annual base salary prior to the change-in-control unless a reduction in salary occurs on a proportional basis simultaneously with a company-wide reduction in senior management salaries.

If any of the foregoing commitments are not met, a “covered termination” is deemed to have occurred.  In the event of a covered termination during the two-year period following a change-in-control, the arrangement provides for the payment of an amount equal to either one or two times the employee’s annual salary, the provision of medical and dental benefits for up to 24 months following the date of termination, and benefits continuation substantially similar to those to which the employee was entitled prior to the date of termination.

After discussions with the First Lien Loan Administrative Agent, the employees at issue have elected to resolve their claims under the Change-in-Control Agreements by agreeing to enter into new agreements (the “Management Transition Services Agreements”) with the Debtors and/or the Reorganized Debtors (as applicable).  Pursuant to the Management Transition Services Agreements, which will be substantially in the form as set forth in the Plan Supplement, these individuals will provide transitional services to the Debtors and/or the Reorganized Debtors (as applicable).  Among other things:

•
An aggregate amount of $213,865 will be distributed to the five employees who currently have Change-in-Control Agreements in place.  This amount represents an agreement by such employees to accept a lower amount of the total payments than would otherwise be due to them under the terms of their respective Change-in-Control Agreements.  A portion of this amount will be paid to these employees upon the Effective Date and the balance will be paid on the 90th day following the Effective Date.  All of these employees will receive the balance due to them in the event he or she is terminated by the Reorganized Debtors within 90 days following the Effective Date.

•
For those employees who previously agreed to accept salary cuts for a 90-day period in order to provide assistance to the Debtors, all or a portion of such pay reductions have been restored in whole or in part effective as of October 1, 2009.

•	The salaries to be paid to each of the five employees by the Reorganized Debtors will not be reduced for the 90-day period following the Effective Date.

•
In addition, if any of such five employees is terminated, each of them will be entitled to a severance payment that is consistent with Aurora’s current severance policy, which equals two weeks’ pay for every year of service by such employee (with all partial years prorated), with a minimum of six weeks’ salary.

VI.     EVENTS LEADING TO THE FILING OF THESE CASES

As a result of, among other things, the reduced demand for, and the deflated price of, natural gas, and the initiation of cost-saving measures that temporarily hindered production and increased overhead, the Debtors failed to satisfy certain production and financial covenants under the First Lien Loan and the Second Lien Loan prior to the Petition Date.

The Debtors worked diligently to facilitate a global restructuring transaction, including entering into several amendments and forbearance agreements with the First Lien Loan Lenders and the Second Lien Loan Lenders.  The Debtors were not able to obtain an agreement prior to the Petition Date on the terms of such a restructuring and chose to utilize the bankruptcy process to attempt to achieve a consensual restructuring or some other appropriate alternative.  The Plan embodies such a consensual restructuring, pursuant to an agreement-in-principle the Debtors and the Pre-Petition Secured Lenders arrived at following the Petition Date.

VII.     THE CASES

On the Petition Date, the Debtors filed with the Bankruptcy Court separate, voluntary petitions for relief under Chapter 11 of the Bankruptcy Code.

Since the Petition Date, the Debtors have managed their properties and operated their business as debtors-in-possession pursuant to Bankruptcy Code §§ 1107 and 1108.  As debtors-in-possession, the Debtors are authorized to operate their business, but they may not engage in transactions outside of the ordinary course of business without the approval of the Bankruptcy Court, after notice and the opportunity for a hearing.  No trustee or examiner has been appointed in these Cases (although, as described below, Longhorn has moved for the appointment of an examiner to address certain issues related to HPPC and its guarantees of the First Lien Loans and the Second Lien Loans).

A.           The Debtors’ First Day Motions and Retention Applications.

To minimize the possible disruption to the Debtors’ operations upon the filing of these Cases, shortly after the Petition Date, the Debtors filed various motions seeking the following “first-day” orders, among others:  (a) a motion for joint administration; (b) a motion for authority to limit notice and to establish notice procedures; (c) a motion to establish case and hearing procedures; (d) a motion for (i) waiver of requirement to file matrix or list of creditors, (ii) approval of form and manner of notifying creditors of commencement of Chapter 11 cases, and (iii) waiver of the requirements to file the equity list and provide notice to equity security holders; (e) a motion to extend time to file schedules and statements; (f) a motion for order (i) authorizing continued use of existing bank accounts, cash management systems, and checks and business forms and (ii) granting waiver of bond requirement; (g) a motion to establish procedures for the (i) settlement of terminated forward contracts and (ii) determination of whether certain contracts constitute forward contracts and/or whether such forward contracts have been validly terminated; (h) a motion for order establishing notification and hearing procedures for trading in equity securities; (i) a motion for order transferring holding court for hearings to grand rapids; (j) a motion for order (i) authorizing payment of pre-petition wages and salaries and to pay and honor pre-petition employee benefits and related obligations and (ii) scheduling final hearing on related relief; (k) a motion for authority to pay pre-petition real and personal property taxes; (l) a motion order authorizing payment of rent, royalties, and related amounts to lessors and taxing authorities; (m) a motion for authority to pay pre-petition claims of (i) critical vendors providing services for operated properties and (ii) operators of other properties; (n) a motion order (i) establishing deadline and procedures for filing proofs of claim and (ii) approving form and manner of notice thereof; (o) a motion for order (i) prohibiting utility companies from altering, refusing, or discontinuing service, (ii) deeming utilities adequately assured of future performance, and (iii) establishing procedures for determining adequate assurance of payment; (p) a motion authority to employ and retain professionals used in the ordinary course of business; (q) a motion to establish procedures for interim compensation and reimbursement of expenses of professionals; and (s) a motion for entry of agreed interim order (i) authorizing use of cash collateral, (ii) granting replacement liens, adequate protection, and administrative expense priority to lenders, and (iii) scheduling final hearing.

The Debtors also filed several applications to retain professionals in these Cases.  Specifically, on the Petition Date, the Debtors filed applications to employ and to retain (a) Cahill Gordon & Reindel LLP and Warner Norcross & Judd LLP, as their general bankruptcy and restructuring co-counsel, (b) Huron Consulting Services LLC (“Huron”), as their restructuring and financial advisor, (c) Beachwalk Capital LLC (“BC”), as their advisor in connection with their restructuring efforts, and (d) Donlin, Recano & Company, Inc., as their Claims Agent.

On July 15, 2009, a hearing was held to consider the “first-day” motions.  Following that hearing, the Bankruptcy Court entered orders:

(a)	directing joint administration of these Cases;

(b)	granting the Debtors the authority to limit notice and to establish notice procedures;

(c)	granting the Debtors a 30-day extension to file schedules;

(d)
(i) authorizing the Debtors to continue to use existing bank accounts, cash management systems, and checks and business forms and (ii) granting a waiver of any bond requirement (both on an interim basis);

(e)	establishing notification and hearing procedures for trading in the Debtors’ equity securities (on an interim basis);

(f)
(i) authorizing the Debtors to pay pre-petition wages and salaries and to pay and honor pre-petition employee benefits and related obligations on an interim basis and (ii) scheduling a final hearing on related relief;

(g)	authorizing the Debtors to pay certain amounts to taxing authorities;

(h)	authorizing the Debtors to pay pre-petition claims of critical vendors providing services for operated properties;

(i)	granting the Debtors (i) a waiver of the requirement to file a matrix or list of creditors and (ii) an approval of the form and manner of notifying creditors of the commencement of these Cases;

(j)
(i) authorizing the Debtors’ use of cash collateral pursuant to Bankruptcy Code §§ 361 and 363(c), (ii) granting replacement liens, adequate protection, and administrative expense priority to certain pre-petition lenders, and (iii) scheduling a final hearing pursuant to Bankruptcy Rule 4001.  The order authorizing the Debtors’ use of cash collateral was also granted on an interim basis pursuant to a budget agreed upon with the First Lien Loan Lenders and the Second Lien Loan Lenders.  Such order also established a deadline for parties to file an adversary proceeding or a contested matter or else be bound by certain findings of the Bankruptcy Court contained therein with respect to the respective claims and security interests held by the First Lien Loan Lenders and the Second Lien Loan Lenders.

On August 5, 2009, a hearing was held to consider various other “first-day” motions.  On August 10, 2009 and August 11, 2009, the Bankruptcy Court entered orders:

(a)
(i) authorizing the Debtors' use of cash collateral on a final basis (the “Final Cash Collateral Order”) and (ii) granting replacement liens, adequate protection and administrative expense priority to certain pre-petition lenders;

(b)	establishing case management procedures;

(c)	authorizing the Debtors to pay pre-petition wages and salaries and to pay and honor pre-petition employee benefits and related obligations on a final basis;

(d)	establishing notification and hearing procedures for trading in the Debtors’ equity securities (on a final basis);

(e)
(i) authorizing the Debtors’ continued use of their existing bank accounts, cash management system, and checks and business forms and (ii) granting a temporary waiver of a bond requirement (on a final basis);

(f)	establishing notification and hearing procedures for trading in the Debtors’ equity securities;

(g)	establishing procedures for interim compensation;

(h)	authorizing the employment and retention of professionals used in the ordinary course of business;

(i)
(i) prohibiting utility companies from altering, refusing, or discontinuing service, (ii) deeming utilities adequately assured of future performance, and (iii) establishing procedures for determining adequate assurance of payment;

(j)	authorizing the payment of pre-petition real and personal property taxes;

(k)
establishing procedures for the (i) settlement of terminated forward contracts and (ii) determination of whether certain contracts constitute forward contracts and/or whether such forward contracts have been validly terminated;

(l)	authorizing the Debtors to employ and to retain Cahill Gordon & Reindel LLP; and

(k)	transferring the holding court for hearings in these Cases to Grand Rapids, Michigan.

By order dated August 18, 2009, the Bankruptcy Court established September 25, 2009 (the “Bar Date”), as the deadline for creditors to timely file a Proof of Claim in these Cases (provided, however, that the bar date for claims filed by governmental units is January 11, 2010).

On August 27, 2009 the Bankruptcy Court entered orders approving the respective applications of Huron, BC, and Donlin, Recano & Company, Inc.

B.           The Formation of the Creditors Committee.

On July 21, 2009, the United States Trustee for Region 9 formed the Creditors Committee, and appointed the following members to serve thereon:  PMR Services, Inc.; Jet Subsurface Rod Pumps Corporation; Oil Energy Corporation; and Copper Ridge Professional Condo Association Five (CRPC5).

On August 18, 2009, the Creditors Committee filed an application to retain Brandt, Fisher, Alward & Roy, P.C. (“Brandt Fisher”), as its counsel.  The Creditors Committee’s application to retain Brandt Fisher was approved by the Court on September 8, 2009.

On September 1, 2009, the Creditors Committee filed an application to employ Cimarron Oil & Gas, Inc., as their oil and gas industry consultant, nunc pro tunc to August 10, 2009.  The Bankruptcy Court entered an order on September 28, 2009 approving this application.

C.           Schedules and Statements.

On August 12, 2009, the Debtors filed schedules of their assets and liabilities and statements of their financial affairs.  On September 14, 2009, the Debtors filed certain amended schedules and an amended statement of financial affairs.

D.           The DIP Facility.

On September 17, 2009, the Debtors filed a motion seeking the Bankruptcy Court’s approval of the DIP Facility.  After a hearing held on October 2, 2009, the Bankruptcy Court entered an order, dated October 5, 2009, granting such approval.

E.           The Atlas Stipulation and Order.

As noted above, the Debtors are parties to the Farmout Agreement with Atlas, which provides that Atlas, as farmee, shall drill certain wells per year at the Wabash Acreage, and would pay the Debtors a fee for each well drilled as well as royalties for gas extracted therefrom.  The Debtors, Atlas, and the Lenders executed a Stipulation and Order (the “Atlas Stipulation”), dated August 19, 2009, which among other things, modified Atlas’s obligations to drill new sites by creating a new drilling schedule for the period ending in April of 2010.  Atlas would be required to pay the Debtors $50,000 for each new site (which is due within the same calendar month as the drilling at that site begins), and the Debtors could terminate the Farmout Agreement if Atlas failed to meet its obligations under the revised schedule on a cumulative basis.  The Debtors would also assume the Farmout Agreement and certain related agreements pursuant to the Atlas Stipulation.  All of the Debtors’ other rights under the Farmout Agreement (including the right to receive gas royalties and to partially participate in the ownership of certain wells that Atlas drilled there) were preserved under the Atlas Stipulation.  In addition, the Atlas Stipulation also clarified which of the relevant assets belong to Atlas, and which are part of the Debtors’ estates.

The Court approved the Atlas Stipulation on September 8, 2009.

F.           Certain Other Motions Filed by the Debtors.

On September 14, 2009, the Debtors filed a motion for an order, pursuant to Bankruptcy Code § 105, 28 U.S.C. § 1452, and Bankruptcy Rules 9006(b) and 9027, to extend by 90 days the deadline by which they may remove actions (or up to and including January 8, 2010).  Following a hearing held on October 6, 2009, the Bankruptcy Court approved this motion.

G.           Longhorn’s Motion to Appoint an Examiner.

On September 25, 2009, Longhorn (which, as noted above, owns approximately 2% of the equity interests in HPPC), filed a motion to appoint an examiner in these Cases.  Specifically, Longhorn asserts that an examiner should be appointed to investigate Aurora's actions as they relate to HPPC’s becoming a guarantor of the First Lien Loans and the Second Lien Loans, or otherwise as they relate to HPPC.

A hearing on this motion is currently scheduled for October 29, 2009.  The Debtors anticipate that they will object to this motion.

VIII.     THE PLAN OF REORGANIZATION

The following discussion of the Plan (which reflects and incorporates an agreement-in-principle agreed to by and between the Debtors and the Holders of First Lien Loan Claims and Second Lien Loan Claims) is qualified in its entirety by reference to the provisions of the Plan, a copy of which is attached hereto as Exhibit A.  All capitalized terms used in this Section VIII and not otherwise defined herein shall have the meanings ascribed to them in the Plan.

A.           General — Classification of Claims.

In accordance with Bankruptcy Code § 1123, the Plan, among other things, designates classes of claims (“Claims”) and classes of interests (“Interests”), specifies which classes are impaired and which are not impaired under the Plan, and specifies the treatment of each class that is impaired under the Plan.  The provisions of the Bankruptcy Code require that each class contain Claims and Interests of respective creditors and interest holders that are substantially similar to the other Claims or Interests in such class.  The Plan designates eight classes of Claims and two classes of Interests.  This classification takes into account the differing nature and priority of the various Claims and Interests under the Bankruptcy Code and other applicable laws, as well as the business necessities of the Debtors.

While the Debtors believe that they have classified all Claims and Interests in compliance with the provisions of the Bankruptcy Code (including, but not limited to, in compliance with Bankruptcy Code § 1122), it is possible that a party-in-interest will challenge such classification and that the Bankruptcy Court will determine that a different classification is required for the Plan to be confirmed.  In such event, the Debtors reserve the right to modify the Plan to provide for whatever reasonable classification might be required by the Bankruptcy Court for confirmation of the Plan.

The Plan provides for the treatment of “Allowed Claims.”  An Allowed Claim is, except as otherwise provided in the Plan, (a) any Claim against a Debtor that has been listed by such Debtor in the Schedules filed by such Debtor as liquidated in an amount greater than zero dollars and not disputed or contingent and for which no contrary Proof of Claim has been filed and as to which no timely objection has been interposed; (b) any Claim as to which a Proof of Claim has been timely filed and (i) no objection to the allowance thereof has been timely interposed on or before the Claims Objection Bar Date, and (ii) such Claim has not (as applicable) been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise), or otherwise deemed satisfied in full; (c) any Claim as to which any objection thereto has been determined by a Final Order in favor of the respective Claim, or any such objection has been settled, waived through payment, or withdrawn; (d) any Claim that has otherwise been allowed by a Final Order (including, without limitation, the DIP Facility Order, with respect to DIP Facility Claims); (e) any Claim as to which, upon the lifting of the automatic stay pursuant to Bankruptcy Code § 362, the liability of a Debtor, allowance, and the amount thereof are determined by a Final Order of a court of competent jurisdiction other than the Bankruptcy Court; (f) with respect to any Administrative Claim for goods or non-professional services provided to the Debtors during these Cases in the ordinary course of their business, (i) no objection to the allowance thereof has been timely interposed on or before the Claims Objection Bar Date and (ii) such Administrative Claim has not been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise in the ordinary course of their business), or otherwise deemed satisfied in full in the ordinary course of their business; or (g) any Claim that is expressly deemed an Allowed Claim under the Plan.  Unless otherwise ordered by the Bankruptcy Court prior to Confirmation, or as specifically provided to the contrary in the Plan with respect to any particular Claim, an “Allowed” Claim will not, for any purpose under the Plan, include (i) any interest on such Claim to the extent accruing or maturing on or after the Petition Date, (ii) punitive or exemplary damages, or (iii) any fine, penalty, or forfeiture.  If an objection to a Claim is made, the validity and amount of the Claim will be resolved as described under the section below entitled “Disputed Claims.”

B.           Summary of Distributions Under the Plan.

All estimates of Claim amounts are preliminary in nature and are based on current limited information and certain timing and other assumptions that may prove to be incorrect, and therefore, the actual amounts of Allowed Claims may vary significantly from such estimates.

1.	Administrative Claims.

An “Administrative Claim” is a claim for costs and expenses of administration of these Cases with priority under Bankruptcy Code § 507(a)(2), costs and expenses allowed under Bankruptcy Code § 503(b), the actual and necessary costs and expenses of preserving the respective Estates of the Debtors and operating the respective business of the Debtors, any indebtedness or obligations incurred or assumed by either of the Debtors pursuant to Bankruptcy Code § 364 or otherwise, professional fees and expenses of the Debtors and the Creditors Committee, in each case to the extent allowed by an order of the Bankruptcy Court under Bankruptcy Code § 330(a) or § 331, and any fees or charges assessed against the respective Estates under 28 U.S.C. § 1930; provided, however, that the Holder of an Administrative Claim (except for an Administrative Claim based upon Professional Fees, the allowance and timing for filing of applications for Professional Fees being governed by Plan Section 13.7) arising prior to the Effective Date (other than for goods or non-professional services provided to the Debtors during these Cases in the ordinary course of their business) is required under the Plan to file a request for payment on or before 30 days after the Effective Date for such Administrative Claim to be eligible to be considered an Allowed Claim.

Pursuant to the Plan, subject to the provisions of Bankruptcy Code §§ 330(a), 331, and 503(b), each Holder of an Allowed Administrative Claim other than a Holder of an Allowed DIP Facility Claim (which Claims will be treated and satisfied in the manner set forth in Plan Section 3.2) will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash equal to the amount of such Allowed Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, except to the extent that such Holder has agreed to a less favorable treatment of such Allowed Claim; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of their business and assumed by the Debtors will be paid or performed in accordance with the terms and conditions of the particular transactions and any agreements related thereto.

Specifically, no Professional Fees will be paid with respect to any Claim or Interest except as specified in the Plan or as allowed by an order of the Bankruptcy Court.  All final applications for Professional Fees for services rendered in connection with these Cases prior to and including the Confirmation Date must be filed with the Bankruptcy Court not later than 90 days after the Effective Date.; provided, however, that the Debtors or the Reorganized Debtors (as applicable) will be entitled to and will pay the reasonable fees and expenses of the professional(s) that were incurred, on, or as soon as practicable after the Effective Date, without application by or on behalf of any such parties to the Bankruptcy Court and without notice and a hearing.

As of the date hereof, the Debtors estimate that, as of the Effective Date, the total amount of Allowed Administrative Claims will be approximately [$1.23 million].  The Debtors further estimate that approximately [$730,000] of the total amount of Allowed Administrative Claims will consist of unpaid Professional Fees and the remaining approximately [$500,000] will constitute unpaid ordinary course accounts payable.

2.	The DIP Facility Claims.

The DIP Facility Claims consist of all Claims of the DIP Facility Administrative Agent and the DIP Facility Lenders against the Debtors represented by, related to, arising under, or in connection with the DIP Facility and/or the DIP Facility Guarantee, for all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the DIP Facility Lenders prior to the Effective Date on account of such Claims (if any).

The DIP Facility Claims will be Allowed Claims under the Plan in the aggregate amount equal to all obligations under (i) the DIP Facility (as against Aurora) and/or (ii) the DIP Facility Guarantee (as against the DIP Facility Guarantor), as applicable, outstanding as of the Effective Date, as agreed to by the DIP Facility Lenders and the Debtors, or in the event of a dispute regarding such amount, as such amount has been determined by a Final Order of the Bankruptcy Court.  On the Effective Date (or as soon thereafter as is practicable), (a) each Holder of an Allowed DIP Facility Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash in an amount equal to such Holder’s Pro Rata share of the aggregate amount of the outstanding Allowed DIP Facility Claims, which payments will collectively be in the amount equal to the aggregate outstanding amount of the Allowed DIP Facility Claims, and (b) either (i) the DIP Facility Lenders will receive cancellation without draw of all outstanding letters of credit issued under the DIP Facility or (ii) such outstanding letters of credit will be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility.

All distributions under the Plan on account of the Allowed DIP Facility Claims will be distributed by the Debtors to the administrative or similar agent under the DIP Facility, for further distribution to the Holders of Allowed DIP Facility Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the DIP Facility and the Plan.

As of the date hereof, the Debtors believe that, as of the Effective Date, the total amount of the Allowed DIP Facility Claims will be approximately [$3 million].

3.	Tax Claims.

A “Tax Claim” is a Claim entitled to priority under Bankruptcy Code § 507(a)(8).  Such Claims include claims for certain taxes measured by income or gross receipts, property taxes, withholding taxes, employment taxes, excise taxes, and customs duties and any penalty related to such tax claim that is in compensation for actual pecuniary loss.

Pursuant to the Plan, each Holder of an Allowed Tax Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, at the election of the applicable Debtor, either (i) Cash equal to the amount of such Allowed Claim on the later of (a) the Initial Distribution Date and (b) the date that is 30 days after the Allowance Date, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, or (ii) in accordance with Bankruptcy Code § 1129(a)(9)(C), deferred Cash payments (a) of a value, as of the Effective Date, equal to the amount of such Allowed Tax Claim, (b) over a period not exceeding five years after the Petition Date, and (c) in a manner not less favorable than the treatment of than the most favored nonpriority unsecured Claim provided for by the Plan, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim.

As noted above, on August 11, 2009, the Court entered an order authorizing the Debtors to pay pre-petition real and personal property taxes.  As a result, as of the date hereof, the Debtors believe that, as of the Effective Date, the total amount of the Allowed Tax Claims will be between $0 and approximately $1,000.

4.	Unimpaired Classes.

(a)	Class 1 - Priority Claims.

Class 1 consists of all Priority Claims, which are claims that are entitled to priority pursuant to Bankruptcy Code § 507(a) or (b) and that are not Administrative Claims or Tax Claims.  Such claims would include, but would not be limited to, unsecured claims earned within 180 days before the Petition Date (up to $10,950 for each person) for wages, salaries, or commissions, including severance, vacation, and sick leave pay earned, and unsecured claims for contributions to an employee benefit plan arising from services rendered within 180 days before the Petition Date, for each such plan up to a specified limit.

Pursuant to the Plan, if not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 1 Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash equal to the amount of such Allowed Claim on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.  Accordingly, the Allowed Claims in Class 1 are unimpaired, such that the Holders of Allowed Class 1 Claims are conclusively presumed pursuant to Bankruptcy Code § 1126(f) to have accepted the Plan.

As of the Bar Date, 21 claims were timely filed asserting, in the aggregate, approximately $29,250 as Priority Claims.  The Debtors anticipate that they will object to at least certain of such claims, such that, as of the Effective Date, the total amount of Allowed Priority Claims may ultimately be lower than such sum.

(b)	Class 2C (Other Secured Claims Against Aurora or HPPC).

Class 2C consists of all Secured Claims against Aurora and/or HPPC that are not otherwise classified in Article II of the Plan.  The Plan defines “Secured Claims” as “[a]ll Claims that are secured by a properly perfected and not otherwise avoidable Lien on property in which an Estate has an interest or that is subject to setoff under Bankruptcy Code § 553, to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Bankruptcy Code § 506(a) and, if applicable, § 1129(b); provided, however, that if the Holder of a Secured Claim is entitled to and does timely elect application of Bankruptcy Code § 1111(b)(2), then such Holder’s Claim shall be a Secured Claim to the extent such Claim is Allowed.”

Class 2C Claims do not include any NW Bank Secured Claims or any Claims under, respectively, the First Lien Loan, the First Lien Loan Guarantees, the Second Lien Loan, the Second Lien Loan Guarantees, the DIP Facility, or the DIP Facility Guarantee, but do include any secured capital leases of Aurora and/or HPPC.

Class 2C Claims will be treated in the manner set forth in Section 4.3 of the Plan.  Under the Plan, in full satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Class 2C Claim, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, at the election of the applicable Debtor, such Debtor will either:  (a) pay the amount of such Allowed Class 2C Claim against it in full, in Cash, on the later of the Effective Date or the Allowance Date of such Claim; (b) return the underlying collateral to the Holder of such Allowed Class 2C Claim; (c) Reinstate such Allowed Class 2C Claim in accordance with the provisions of Bankruptcy Code § 1124(2); (d) pay such Allowed Class 2C Claim in full in the ordinary course; or (e) treat such Allowed Class 2C Claim in a manner otherwise agreed to by the Holder thereof. Accordingly, the Allowed Claims in Class 2C are all unimpaired, such that the Holders of Allowed Class 2C Claims are conclusively presumed pursuant to Bankruptcy Code § 1126(f) to have accepted the Plan.

The Debtors note that Fifth Third Bank has filed a total of approximately $3.5 million in Claims arising from certain equipment leases.  The Debtors anticipate that they will either object to all or a portion of such Claims, seek to reject the applicable underlying agreements, and/or attempt to negotiate a new arrangement with Fifth Third Bank with respect to a portion of the equipment that is the subject of such leases; indeed, the Debtors and Fifth Third  Bank have had preliminary discussions with respect to such an arrangement.  Accordingly, the Debtors currently believe that the amount of Claims in Class 2C that will ultimately be Allowed Claims will be less than $3.5 million, but cannot at this time set forth a more specific estimate thereof.

As noted above, Class 2C Claims do not include any Claims of NW Bank, which, as discussed further herein, will be treated as Class 2D Claims with respect to the secured portion thereof, and in Class 3A with respect to any unsecured deficiency portion thereof.

(c)	Class 2D — NW Bank Secured Claims.

Class 2D consists of the NW Bank Secured Claims, which are (1) the NW Bank LCs Claim, which is defined in the Plan as “[a]ll Claims of NW Bank against the Debtors represented by, related to, arising under, or in connection with the NW Bank LCs, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to NW Bank prior to the Effective Date on account of such Claims,” and (2) the NW Bank Note Secured Claim, which is defined in the Plan as “[a]ll Claims of NW Bank against Aurora represented by, related to, arising under, or in connection with the NW Bank Note, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to NW Bank by Aurora prior to the Effective Date on account of such Claims, but only to the extent of the value of NW Bank’s interest in Aurora’s interests in the NW Bank Note Collateral, as determined pursuant to Bankruptcy Code § 506(a) and, if applicable, § 1129(b).”  The NW Bank Note Deficiency Claim is not a Class 2D Claim under the Plan, but, as discussed further below, is a Class 3A Claim.

Class 2D Claims will be treated in the following manner under the Plan:

The NW Bank Note Secured Claim will be deemed an Allowed Claim in an amount equal to the value of the NW Bank Note Collateral as of the Effective Date, as determined pursuant to Bankruptcy Code § 506(a).  In full satisfaction, settlement, release, and discharge of, and in exchange for, the NW Bank Note Secured Claim, on the Effective Date, or as soon thereafter as is practicable, Aurora will transfer ownership of the NW Bank Note Collateral to the Holder of the NW Bank Secured Claim.  On the Effective Date, the NW Bank Note and all outstanding notes and Liens issued in connection with the NW Bank Note will be cancelled and will be deemed terminated and of no force and effect.  The sum total of the value of the distributions to be made to the Holder of the Allowed NW Bank Note Secured Claim, as of the Effective Date, will not exceed the amount of Allowed NW Bank Note Secured Claims.

The NW Bank LCs Claim will be deemed an Allowed Claim in an amount equal to the value of the NW Bank LCs Collateral as of the Effective Date, as determined pursuant to Bankruptcy Code § 506(a).  To the extent the Debtors or any other third party with a right to do so has not fully drawn down upon the NW Bank LCs as of the Effective Date, the Debtors will, in full satisfaction, settlement, release, and discharge of, and in exchange for the Allowed NW Bank LCs Claim, release from the NW Bank LCs Collateral to NW Bank the amount, if any, equal to what has been so drawn down prior to the Effective Date, and at the election of the Debtors, either (1) the NW Bank LCs will remain in full force and effect on and after the Effective Date for the full remaining undrawn amount thereof, and NW Bank will retain, as collateral therefor, the remaining NW Bank LCs Collateral, or (2) the NW Bank LCs will be terminated and NW Bank will receive cancellation without draw of the remaining undrawn NW Bank LCs, in which case NW Bank will have no further rights, claims, or interests in, any of the remaining NW Bank LCs Collateral, which will in turn be released to the Debtors free and clear of any Liens, claims, or interests of NW Bank.  To the extent the Debtors or any other third party with a right to do so has fully drawn down upon the NW Bank LCs as of the Effective Date, in full satisfaction, settlement, release, and discharge of, and in exchange for the Allowed NW Bank LCs Claim, the Debtors will release from the NW Bank LCs Collateral to NW Bank an amount equal to what has been so drawn down prior to the Effective Date, and the NW Bank LCs will be terminated, NW Bank will have no further rights, claims, or interests in, any of the remaining NW Bank LCs Collateral or other Claims against the Debtors or the Reorganized Debtors with respect thereto, and all outstanding notes and Liens issued in connection with the NW Bank LCs will be cancelled and will be deemed terminated and of no force and effect.

The sum total of the value of the distributions to be made to the Holder of the Allowed NW Bank LCs Claim, as of the Effective Date, will not exceed the amount of Allowed NW Bank LCs Claims, as determined pursuant to Bankruptcy Code § 506(a).

Class 2D is unimpaired, and the Holder of the Allowed Class 2D Claims is deemed to have accepted the Plan with respect to such Claims (although it would be entitled to vote as a member of Class 3A on account of any unsecured deficiency Claims it may have, as determined pursuant to Bankruptcy Code § 506(a)).  In that regard, the Debtors estimate that the fair market value of the NW Bank Note Collateral (i.e., their corporate headquarters located in Traverse City, Michigan) is approximately [$2.0 million to $2.1 million].

(d)	Special Provision Regarding Unimpaired Claims.

Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing will affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claim that is not impaired under the Plan, including, but not limited to, all rights with respect to legal and equitable defenses to, and/or setoffs or recoupments against, such Claim.

5.	Impaired Classes.

(a)	Class 2A – First Lien Loan Claims.

Class 2A consists of all First Lien Loan Claims, which are all Claims of the First Lien Loan Administrative Agent and the First Lien Loan Lenders against the Debtors represented by, related to, arising under, or in connection with the First Lien Loan and/or the First Lien Loan Guarantees, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the First Lien Loan Lenders prior to the Effective Date on account of such Claims.  Accordingly, such claims are against both of the Debtors — Aurora in its capacity as the borrower under the First Lien Loan, and HPPC in its capacity as a First Lien Loan Guarantor.

The First Lien Loan Claims will be deemed Allowed Claims under the Plan in the aggregate amount of accrued and unpaid principal, interest, fees, expenses, and other obligations under the First Lien Loan up to the Effective Date (subject to Bankruptcy Code § 506(b)).  Class 2A Claims will be treated in the manner set forth in Plan Section 5.2, which provides that on the Effective Date, or as soon thereafter as is practicable, each Holder of an Allowed Class 2A Claim as of the Distribution Record Date, or an affiliate of such Holder designated by such Holder prior to the Effective Date, will receive (i) as reinstatement and modification of a portion of such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of the New Secured Notes, and (ii) in full satisfaction, settlement, release, and discharge of, and in exchange, for the remaining portion of such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of [32] million shares of the New Aurora Preferred Stock.  Such shares of New Aurora Preferred Stock issued on such date will, in the aggregate, represent, as of such date, 100% of the outstanding shares of New Aurora Preferred Stock, and will not be subject to any dilution or further issuance of any additional shares of New Aurora Preferred Stock except as expressly provided under Plan Section 6.15(f).  For purposes of this paragraph and Section 5.2(b) of the Plan, “affiliate” means, with respect to a Holder, a subsidiary of a Holder or any other entity that is directly or indirectly owned by the same parent entity that directly or indirectly owns the Holder.

The Allowed First Lien Loan Claims will be considered Allowed Claims against both (a) Aurora (in its capacity as the borrower under the First Lien Loan) and (b) HPPC, in its capacity as a First Lien Loan Guarantor.  The sum total of the value of the distributions to be made to the Holders of Allowed First Lien Loan Claims, as of the Effective Date, will not exceed the aggregate amount of Allowed First Lien Loan Claims.

Pursuant to Section 4.01 of the First Lien Loan, and as set forth further in Plan Sections 6.6(d), 6.13, 6.15, and 6.20, the total distributions of the New Secured Notes and the [32] million shares of New Aurora Preferred Stock to be provided for under Plan Section 5.2 on account of Allowed First Lien Loan Claims, will be made by the Reorganized Debtors on the Effective Date to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims (or such Holder’s affiliate, as provided for above) as of the Distribution Record Date.

On the Effective Date, or as soon thereafter as practicable, upon full satisfaction of the requirements set forth in Plan Section 5.2(b), (i) $20 million of the Allowed Class 2A Claims will be deemed reinstated and modified as a funded debt tranche in the form of the Tranche A Notes under the Exit Credit Facility, (ii) another $20 million of the Allowed Class 2A Claims will be deemed reinstated and modified as another funded debt tranche in the form of the Tranche B Notes under the Exit Credit Facility, and (iii) the remaining portion of the Class 2A Claims will be exchanged with Reorganized Aurora for the New Aurora Preferred Stock and subsequently be cancelled by Reorganized Aurora.  A First Lien Loan Lender will not be entitled to any distribution under the Plan on account of its First Lien Loan Claim unless and until such First Lien Loan Lender has first surrendered or caused to be surrendered all notes, if any, issued to it under or in connection with the First Lien Loan and/or the First Lien Loan Guarantees in the manner set forth in Plan Section 6.6(b), or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors.

Class 2A is impaired, and the Holders of Allowed Class 2A Claims are entitled to vote to accept or to reject the Plan.  As of the date hereof, the Debtors estimate that, as of the Effective Date, the total amount of Allowed First Lien Loan Claims will be approximately $73,841,382.22.

(b)	Class 2B – Second Lien Loan Claims.

Class 2B consists of all Second Lien Loan Claims, which are all Claims of the Second Lien Loan Administrative Agent and the Second Lien Loan Lenders against the Debtors represented by, related to, arising under, or in connection with the Second Lien Loan and/or the Second Lien Loan Guarantees, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the Second Lien Loan Lenders prior to the Effective Date on account of such Claims.  Accordingly, such claims are against both of the Debtors — Aurora in its capacity as the borrower under the Second Lien Loan, and HPPC in its capacity as a Second Lien Loan Guarantor.

The Second Lien Loan Claims will be deemed Allowed Claims under the Plan in the aggregate amount of accrued and unpaid principal, interest, fees, expenses, and other obligations under the Second Lien Loan up to the Effective Date (subject to Bankruptcy Code § 506(b)).  Class 2B Claims will be treated in the manner set forth in Plan Section 5.3, which provides that on the Effective Date, or as soon thereafter as is practicable, each Holder of an Allowed Class 2B Claim as of the Distribution Record Date, or an affiliate of such Holder designated by such Holder prior to the Effective Date, will receive in full satisfaction, settlement, release, and discharge of, and in exchange for such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of [56] million shares of New Aurora Class A Common Stock.  Such shares of New Aurora Class A Common Stock issued on such date will, in the aggregate, represent, as of the Effective Date, 100% of the outstanding shares of New Aurora Class A Common Stock, subject to dilution on a pari passu basis with all other Holders of shares of New Aurora Class A Common Stock upon the issuance of shares of New Aurora Class A Common Stock upon the exercise of the New Warrants.  For purposes of this paragraph and Section 5.3(b) of the Plan, “affiliate” means, with respect to a Holder, a subsidiary of a Holder or any other entity that is directly or indirectly owned by the same parent entity that directly or indirectly owns the Holder.

The Allowed Second Lien Loan Claims will be considered Allowed Claims against (a) Aurora (in its capacity as the borrower under the Second Lien Loan) and (b) HPPC, in its capacity as a Second Lien Loan Guarantor, but the Holders of such Claims will only receive a single distribution thereon under the Plan, which will be in the amount and manner set forth in Plan Section 5.3(b).  The sum total of the value of the distributions to be made to the Holders of Allowed Second Lien Loan Claims, as of the Effective Date, will not exceed the aggregate amount of Allowed Second Lien Loan Claims.

Pursuant to Section 4.01 of the Second Lien Loan, and as set forth further in Plan Sections 6.6(d) and 6.14, the total distributions of the [56] million shares of New Aurora Class A Common Stock to be provided for under Plan Section 5.3 on account of Allowed Second Lien Loan Claims will be made by the Reorganized Debtors on the Effective Date to the Second Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed Second Lien Loan Claims (or such Holder’s affiliate, as provided for above) as of the Distribution Record Date.

Upon full satisfaction of the requirements set forth in Plan Section 5.3(b), all Class 2B Claims and all outstanding notes and Liens issued in connection with the Second Lien Loan and the Second Lien Loan Guarantees (if any) will be cancelled and will be deemed terminated and of no force and effect.  A Second Lien Loan Lender will not be entitled to any distribution under the Plan on account of its Second Lien Loan Claim unless and until such Second Lien Loan Lender has first surrendered or caused to be surrendered all notes, if any, issued to it under or in connection with the Second Lien Loan and/or the Second Lien Loan Guarantees in the manner set forth in Plan Section 6.6(b), or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors.

Class 2B is impaired, and the Holders of Allowed Class 2B Claims are entitled to vote to accept or to reject the Plan.  As of the date hereof, the Debtors estimate that, as of the Effective Date, the total amount of Allowed Second Lien Loan Claims will be approximately $56,087,440.27.

(c)	Class 3A — General Unsecured Claims Against Aurora.

Class 3A consists of all Allowed General Unsecured Claims against Aurora that are not otherwise classified pursuant to Article II of the Plan.  The Plan defines “General Unsecured Claims” as “[u]nless otherwise specified in this Plan, all Claims (including, but not limited to, (v) the NW Bank Note Deficiency Claim; (w) all Claims of Employees other than Employee Termination Claims; (x) all Claims of Utility Companies; (y) all Rejection Claims; and (z) all Vendor Claims (including all Reclamation Claims)) against one or both of the Debtors, provided, however, that, in each case, such Claims (a) are not (i) Secured Claims (as provided for, and determined in accordance with, Bankruptcy Code § 506(a)) (including any and all DIP Facility Claims, First Lien Loan Claims, Second Lien Loan Claims, Class 2C Claims, or NW Bank Secured Claims), (ii) Administrative Claims, (iii) Priority Claims, (iv) Tax Claims, (v) Intercompany Claims, or (vi) Employee Termination Claims; and (b) are not otherwise entitled to priority under the Bankruptcy Code or any Final Order of the Bankruptcy Court.”  Thus, General Unsecured Claims consist of (including, but not limited to) (i) the NW Bank Note Deficiency Claim; (ii) all Claims of Employees other than Employee Termination Claims; (iii) all Claims of Utility Companies; (iv) all Rejection Claims; and (v) all Vendor Claims (including all Reclamation Claims)) against one or both of the Debtors.

If not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date (such as orders approving the payment of certain critical Vendor Claims, rent, royalties, and related amounts to lessors, and the pre-petition claims of well operators), and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 3A Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, such Holder’s Pro Rata Share of $150,000 on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.  On the Effective Date, all Class 3A Claims will be cancelled and be deemed terminated and of no force and effect.

As of the date hereof, the Debtors estimate that, as of the Effective Date, there will be a total of between $[1.7 million and $2.4 million] in Allowed Class 3A Claims that will not otherwise be paid in full pursuant to a Final Order of the Bankruptcy Court, including the NW Bank Deficiency Claim in the estimated amount of [$500,000].  The NW Bank Note Deficiency Claim is defined in the Plan as “[a]ll Claims of NW Bank against Aurora for the difference, if any, between (i) the aggregate amount owed by Aurora to NW for any and all outstanding obligations under the NW Bank Note incurred through and including the Effective Date, after taking into account the sum of all payments made by Aurora to NW Bank prior to the Effective Date on account of the NW Bank Note, and (ii) the amount of the NW Bank Note Secured Claim.”

Employee Termination Claims will not constitute Class 3A Claims, but will instead be treated in the manner set forth in Section 6.29 of the Plan, as described further herein.  Specifically, in lieu of, and in full satisfaction, settlement, release, and discharge of, and in exchange for, any and all Employee Termination Claims, upon the termination of their employment, members of the Debtors’ management and any other employees of either of the Debtors will be entitled to receive severance payments equal to two weeks’ salary per year of such party’s employment, with a minimum payment equal to six weeks’ salary, in addition to the releases provided for in Article IX of the Plan.

(d)	Class 3B — General Unsecured Claims Against HPPC.

Class 3B consists of all Allowed General Unsecured Claims against HPPC that are not otherwise classified pursuant to Article II of the Plan.

If not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 3B Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, such Holder’s Pro Rata Share of $50,000 on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions; provided, however, that no Holder of a Class 3B Claim will be entitled to receive a distribution in Cash that exceeds 100% of the Allowed amount of its Claim.  On the Effective Date, all Class 3B Claims will be cancelled and be deemed terminated and of no force and effect.

As of the date hereof, the Debtors estimate that, as of the Effective Date, there will be a total of between approximately [$13,000 and $68,000] in Allowed Class 3B Claims.

(e)	Class 4 – Old Aurora Stock Interests.

Class 4 consists of all Interests arising under or in connection with the Old Aurora Common Stock.  Class 4 Interests will be treated in the manner set forth in Plan Section 5.6.

On the Effective Date, all outstanding shares of Old Aurora Common Stock and all other Old Stock of Aurora will be cancelled and will be deemed terminated and of no force and effect.  In addition, without limiting the generality of the foregoing, any and all options or rights to exercise warrants or options or to otherwise acquire any shares of Old Aurora Common Stock or any other Interest in Aurora, under any of the Existing Stock Option Plans or otherwise, will be cancelled and be deemed terminated and of no force and effect.  No distribution of any kind will be made on account of the Old Aurora Common Stock or any other Old Stock of Aurora under the Plan.

Class 4 is impaired, and the Holders of Interests in Class 4 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).

(f)	Class 5 — Intercompany Claims.

Class 5 consists of all Allowed Intercompany Claims.  Class 5 Claims will be treated in the manner set forth in Plan Section 5.7.

Specifically, pursuant to the Plan, Class 5 Claims will be Allowed in the amounts as reflected on the Debtors’ respective books and records, provided that all Intercompany Claims will be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine, as appropriate (by, among other things, releasing such claims, contributing them to capital, issuing a dividend, or leaving them unimpaired), taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors, among other things.  The Holders of Intercompany Claims will not be entitled to participate in any of the distributions on account of Claims under Sections 5.2, 5.3, 5.4, or 5.5 of the Plan and will only be entitled to the treatment provided in Plan Section 5.7.

Class 5 is impaired, and the Holders of Claims in Class 5 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).  The Debtors believe that there is an Intercompany Claim owing from HPPC to Aurora in the amount of approximately $112,927.77 as of June 30, 2009 (comprised of transactions from April of 2009 through June of 2009).

(g)	Class 6 – Old HPPC Interests.

Class 6 consists of all Old HPPC Interests.  Class 6 Interests will be treated in the manner set forth in Section 5.8 of the Plan.

On the Effective Date, all outstanding Old HPPC Interests or any other Old Stock of HPPC will be cancelled and will be deemed terminated and of no force and effect.  In addition, without limiting the generality of the foregoing, any and all options or rights to exercise warrants or options or to otherwise acquire any Old HPPC Interests or any other Interest in HPPC will be cancelled and be deemed terminated and of no force and effect.  No distribution of any kind will be made on account of the Old HPPC Interests under the Plan to the Holders of such Interests.  Notwithstanding the foregoing, 100% of the new equity in Reorganized HPPC will be issued to Reorganized Aurora.

Notwithstanding the foregoing, as set forth further in Plan Section 6.2, 100% of the new equity in Reorganized HPPC will be issued to Reorganized Aurora.

Class 6 is impaired, and the Holders of Interests in Class 6 are deemed to have rejected the Plan and are not entitled to vote on the Plan in accordance with Bankruptcy Code § 1126(g).

(h)	Allocation of Distributions.

All distributions paid to Holders of Allowed Claims in satisfaction thereof pursuant to the Plan will be allocated first to the original principal amounts of such Claims (as determined for U.S. federal income tax purposes), and, second, to the portion of such Claims representing interest (as determined for U.S. federal income tax purposes), and any excess thereafter will be allocated to the remaining portion of such Claims.

(i)	Distribution Limitations.

Notwithstanding any other provision of the Plan to the contrary, no distribution will be made on account of any Claim, or part thereof, (i) that is not an Allowed Claim or (ii) that has been avoided or is subject to any objection.  The sum total of the value of the distributions to be made on the Initial Distribution Date to all Claims in a particular Class (if any) will not exceed the aggregate amount of the Allowed Claims in such Class (if any), and the distribution to be made to each individual Holder of an Allowed Claim will not exceed the amount of such Holder’s Allowed Claim.

(j)	Limitations on Amounts to Be Distributed to Holders of Allowed Insured Claims.

Distributions under the Plan to each Holder of an Allowed Insured Claim will be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the Holder thereof under any pertinent insurance policies and applicable law.  Nothing in Plan Section 6.33 will constitute a waiver of any claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities that any entity may hold against the Debtors’ or the Reorganized Debtors’ insurance carriers.

(k)	Special Provision Regarding Impaired Claims.

Except as may otherwise be provided in the Plan (including, without limitation, Plan Section 6.27(a)), the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing will affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are impaired under the Plan, including, but not limited to, all rights with respect to legal and equitable defenses to, and/or setoffs or recoupments against, such Claims.

(l)	Special Provision Regarding Employee Termination Claims.

Other than for those employees who may have a separate agreement with the Debtors regarding severance, in lieu of, and in full satisfaction, settlement, release, and discharge of, and in exchange for, any and all claims against the applicable Debtors, the Reorganized Debtors, or the Estates for, any and all Employee Termination Claims, upon the termination of their employment, members of the Debtors’ management and any other employees of either of the Debtors will be entitled to receive severance payments equal to two weeks’ salary per year of such party’s employment, with a minimum payment equal to six weeks’ salary, in addition to the releases provided for in Article IX of the Plan.

C.           Implementation of the Plan.

1.             Implementation of Settlement.  The Plan incorporates and implements a compromise and settlement reached by and among (i) the First Lien Loan Lenders and the Second Lien Loan Lenders and (ii) the Debtors.  Specifically, the distributions to be provided for in the Plan to Holders of Allowed Claims in Class 2A and Class 2B represent the negotiated distributions as set forth in an agreement-in-principle reached between the Debtors and the First Lien Loan Lenders and the Second Lien Loan Lenders.

2.	Boards of Directors or Managers of the Reorganized Debtors.

As of the Effective Date, Reorganized Aurora will initially have a seven-person Board of Directors consisting of the following designations:  (i) five directors to be designated by the Second Lien Loan Administrative Agent on behalf of the Second Lien Loan Lenders, and (ii) two directors to be designated by the First Lien Loan Administrative Agent, on behalf of the First Lien Loan Lenders.  The names of the initial anticipated members of the Board of Directors of Reorganized Aurora will be disclosed to the Bankruptcy Court pursuant to Bankruptcy Code § 1129(a)(5) on or before the Confirmation Date, unless some later date is permitted by the Bankruptcy Court.  Reorganized Aurora will be the initial manager of Reorganized HPPC.

Upon the occurrence of the Triggering Event (which is defined in the Plan as the passing of 18 months after the Effective Date), the holders of the New Aurora Preferred Stock will have the right to thereafter designate five directors to the Board of Directors of Reorganized Aurora, and the number of directors designated by the holders of the New Aurora Class A Common Stock will be reduced to two.

Subject to the voting rights to be afforded to the holders of the New Aurora Preferred Stock, the boards of directors of the Reorganized Debtors will have full power and authority to manage the respective businesses and affairs of the Reorganized Debtors.

3.	Ownership of Reorganized HPPC and Non-Debtor Subsidiaries and Affiliates.

On the Effective Date, 100% of the new membership interests in Reorganized HPPC will be issued to Reorganized Aurora.

In addition (other than with respect to any stock interests cancelled, sold, or otherwise transferred by either of the Debtors on or prior to the Effective Date), on the Effective Date, each Reorganized Debtor will own and retain its equity interests in any non-Debtor subsidiaries or Affiliates (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date) to the same extent that the applicable Debtor owned an equity interest in such non-Debtor subsidiary or Affiliate prior to the Effective Date.  Without limiting the generality of the foregoing, on the Effective Date, Reorganized Aurora will directly or indirectly own, to the same extent as Aurora did as of the Effective Date, interests in Aurora Indiana, LLC; Aurora Kentucky, LLC; AOG Michigan, LLC; Aurora Operating, LLC; Celebration Mining Company; Circle Oil, LLC; and Indiana Royalty Trustory, LLC (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date).

4.	Issuance of New Securities; Execution of Plan Documents.

On the Effective Date, Reorganized Aurora will issue the New Aurora Class A Common Stock and the New Aurora Preferred Stock, and the Reorganized Debtors will issue notes (including, without limitation, the New Secured Notes and the Working Capital Loans Notes) and may issue the New Warrants (as defined below), in each case, in connection with the Exit Credit Facility, the Exit Credit Facility Guarantee, or otherwise in connection with any other Plan Document.  In addition, Reorganized HPPC will issue 100% of its membership interests to Reorganized Aurora.  The issuance of (i) the New Aurora Class A Common Stock (including, but not limited to, the issuance of any shares of stock issued upon the exercise of the New Warrants), the New Aurora Preferred Stock by Reorganized Aurora (including, pursuant to Sections 5.2, 5.3, 6.14, 6.15, and 6.20 of the Plan), and of the capital stock of Reorganized HPPC, pursuant to the Plan, or (ii) the New Aurora Class B Common Stock and any and all notes (including the New Secured Notes and the Working Capital Loans Notes) or warrants (including the New Warrants) under or in connection with the Exit Credit Facility or the Exit Credit Facility Guarantee, or otherwise by either of the Reorganized Debtors, will all be authorized by the Plan without the need for any further corporate action or court order.

The execution and delivery by the Debtor(s) or the Reorganized Debtor(s) party thereto (as applicable) of all Plan Documents (including, without limitation, the Exit Credit Facility, the New Secured Notes, the Working Capital Loans Notes, the Exit Credit Facility Guarantee, any document memorializing the Management and Director Equity Plan or the terms and conditions of the New Aurora Class A Common Stock, the New Aurora Class B Common Stock, the New Aurora Preferred Stock, the New Warrants, the Registration Rights Agreement, the Voting Agreement, and/or any other agreement entered into, or instrument, security interest, guarantee, or note issued in connection with any of the foregoing, any other Plan Document, and any other document reasonably necessary or appropriate to effectuate the events contemplated in the Plan and such Plan Documents), will be authorized by the Plan without the need for any further corporate action or court order.  All such Plan Documents will become effective and binding upon the parties thereto simultaneously in accordance with their respective terms and conditions as of the Effective Date.

5.	Corporate Governance and Related Action.

(a)	The Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement.

On or before the Effective Date, the Reorganized Debtors will, as applicable (i) file the Amended and Restated Articles of Incorporation and the Amended and Restated LLC Agreement with the appropriate state officials in accordance with applicable state law and (ii) adopt the Amended and Restated By-Laws.  The Amended and Restated Articles of Incorporation will, among other things, (i) set forth the respective terms of the New Aurora Preferred Stock and the New Aurora Common Stock, (ii) provide that the number of authorized shares of New Aurora Preferred Stock will be [45] million and of New Aurora Common Stock will be [85] million, and (iii) provide that the par value of each of the New Aurora Preferred Stock and the New Aurora Class A Common Stock will be $0.01.  After the Effective Date, the Reorganized Debtors may amend and restate their (as applicable) respective Amended and Restated Articles of Incorporation, Amended and Restated By-Laws, Amended and Restated LLC Agreement, and/or other constituent documents as permitted by the governing state general corporation law or limited liability company law (as applicable) and the applicable agreements and constituent documents (including the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement) of the Reorganized Debtors.

(b)	Corporate Actions.

On, before, or after the Effective Date, all actions reasonably necessary and desirable to effectuate, implement, or adopt:  the Exit Credit Facility; the New Secured Notes; the Working Capital Loans Notes; the Exit Credit Facility Guarantee; the issuance of the New Aurora Common Stock (including any shares of stock issued upon the exercise of the New Warrants), the New Aurora Preferred Stock, and the New Warrants; the Management and Director Equity Plan; the Registration Rights Agreement; the Voting Agreement; the reservation of authorized but unissued shares of New Aurora Class A Common Stock for issuance upon the exercise of the New Warrants or otherwise; the adoption and/or filing (as applicable) of the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, the Amended and Restated LLC Agreement, or similar constituent documents; the selection of the directors, officers, and/or managers of the respective Reorganized Debtors; the transfer of the NW Bank Collateral to the Holder of the Allowed Class 2D Claims (subject to the terms and conditions of the Plan, including, without limitation Section 4.4(b) thereof); the entry into the Management Transition Services Agreements; and all other actions or transactions contemplated by the Plan, the Plan Documents, or such other documents, and all actions reasonably necessary and desirable to effectuate any of the foregoing, will be authorized and approved in all respects by the Plan without the need for any further corporate or similar action, or court order.  All matters provided for in the Plan involving the corporate structure, assets, and/or operations of the Debtors, the Reorganized Debtors, and any corporate or similar action required by the Debtors or the Reorganized Debtors in connection with the Plan or the Plan Documents will be deemed to have occurred and will be in effect, without any requirement of further action by the respective security holders, members, officers, managers, or directors of the Debtors or the Reorganized Debtors.  After the Confirmation Date and on or prior to the Effective Date, the appropriate members of the Boards of Directors and/or managers, members, or officers of the Debtors and the Reorganized Debtors are authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates, and instruments contemplated by the Plan and/or the Plan Documents in the name of and on behalf of the applicable Debtor(s) or Reorganized Debtor(s) (as applicable).

6.	Administration of the Plan.

After the Effective Date, each of the Reorganized Debtors will be authorized, respectively, to perform those responsibilities, duties, and obligations set forth in the Plan, including, without limitation, making distributions as provided under the Plan, objecting to the allowance of any Claim or Interest, and prosecuting any litigation pertaining thereto, to pay such Claims as may be later Allowed, all as contemplated by the dispute resolution procedures contained in Plan Section 6.10, and overseeing and governing the continuing affairs and operations of the Reorganized Debtors on a going-forward basis.

The Reorganized Debtors may retain such management, law firms, accounting firms, experts, advisors, agents, consultants, investigators, appraisers, auctioneers, or other professionals as they may deem reasonably necessary or appropriate, including, without limitation, a transfer or disbursing agent, to aid them in the performance of their responsibilities pursuant to the terms of the Plan.  It will not be a requirement that any such parties retained by either of the Reorganized Debtors be a “disinterested person” (as such term is defined in Bankruptcy Code § 101(14)), and such retained parties may include Professionals or other Persons who had previously been active in these Cases on behalf of any Debtor, Creditor, equity holder (“Interest Holder”), the Creditors Committee, or other constituency in these Cases.  Without limiting the generality of the foregoing, following the issuance of the New Warrants, the Reorganized Debtors may arrange for a third party to serve in as the New Warrant agent.

The Reorganized Debtors will be responsible for filing all federal, state, and local tax returns for the Debtors and for the Reorganized Debtors.

To the extent the manner of performance is not specified in the Plan, the Debtors and the Reorganized Debtors will have the discretion to carry out and perform all other obligations or duties imposed on them by, or actions contemplated or authorized by, the Plan, any Plan Document, or by law in any manner their respective Boards of Directors, managers, or officers so choose.

7.	Provisions Relating to the Existing Old Aurora Common Stock, the NW Bank Agreements, and the Credit Facilities.

On the Effective Date (and solely with respect to the DIP Facility, upon the payment in full of the DIP Facility Claims with proceeds from the Working Capital Loans or otherwise), except as expressly otherwise set forth in the Plan (including Section 4.4(b) thereof), any and all notes issued in connection with any of the Credit Facilities or any of the Guarantees; the Old Aurora Common Stock; any other Interests in Aurora; the Existing Stock Option Plans; the NW Bank Agreements; and any other options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating either of the Debtors to issue, transfer, or sell any shares of Old Aurora Common Stock or any other Interest in Aurora, or HPPC, will be automatically canceled and deemed terminated, extinguished, and of no further force and effect without further act or action under any applicable agreement, law, regulation, order, or rule, and the Holders thereof or the parties thereto will have no rights, and such instruments or agreements will evidence no rights except the right to receive the distributions (if any) to be made to the Holders of such instruments under the Plan.

No Holder of any notes issued in connection with any of the Credit Facilities or any of the Guarantees will be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered any such notes or Guarantees to the applicable Administrative Agent, which in turn will be required to surrender any and all such notes or Guarantees to the Debtors or the Reorganized Debtors, or, in the event that such original notes or Guarantees have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors or the Reorganized Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors or the Reorganized Debtors (as applicable).  If a Holder has actual possession of any note issued in connection with any Credit Facility or any of the Guarantees, then such Holder must physically surrender or cause to be surrendered its note(s) or Guarantee(s) to the applicable Administrative Agent for subsequent distribution to the Debtors or the Reorganized Debtors (as applicable), in accordance with the procedures required by the Debtors.  As soon as practicable after such surrender of the applicable note or Guarantee to the Debtors (or the Reorganized Debtors), or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in Plan Section 6.6(b), the Debtors or the Reorganized Debtors (as applicable) will make the distributions provided in the Plan with respect to the applicable Allowed Claim(s) (as and to the extent as set forth in the Plan).  Promptly upon the surrender of such instruments, the Debtors or the Reorganized Debtors (as applicable) will cancel any and all notes issued in connection with any of the Credit Facilities or any of the Guarantees (if any).

No Holder of any notes issued in connection with any of the NW Bank Agreements will be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered any such notes to the Debtors or the Reorganized Debtors, or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors.  If a Holder has actual possession of any note issued in connection with any NW Bank Agreement, then such Holder must physically surrender or cause to be surrendered its note(s) to the Debtors or the Reorganized Debtors (as applicable), in accordance with the procedures required by the Debtors.  As soon as practicable after such surrender of the applicable note to the Debtors (or the Reorganized Debtors), or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in Section 6.6(c) of the Plan, the Debtors or the Reorganized Debtors (as applicable) will make the distributions provided in the Plan with respect to the applicable Allowed Claim(s) (as and to the extent as set forth in the Plan).  Promptly upon the surrender of such instruments, the Debtors or the Reorganized Debtors (as applicable) will cancel any and all notes issued in connection with any of the NW Bank Agreements.

All distributions under the Plan on account of the Allowed First Lien Loan Claims will initially be distributed to the First Lien Loan Administrative Agent for further distribution to the Holders of Allowed First Lien Loan Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the First Lien Loan and the Plan.  Upon the delivery of the foregoing distributions to the First Lien Loan Administrative Agent, the Debtors and the Reorganized Debtors will be released of all liability with respect to their obligation to make such delivery.  The First Lien Loan Administrative Agent will thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed First Lien Loan Claims.  Similarly, all distributions under the Plan on account of the Allowed Second Lien Loan Claims will initially be distributed to the Second Lien Loan Administrative Agent for further distribution to the Holders of Allowed Second Lien Loan Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the Second Lien Loan and the Plan.  Upon the delivery of the foregoing distributions to the Second Lien Loan Administrative Agent, the Debtors and the Reorganized Debtors will be released of all liability with respect to their obligation to make such delivery.  The Second Lien Loan Administrative Agent will thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed Second Lien Loan Claims.  Also, all distributions under the Plan on account of the Allowed DIP Facility Claims will initially be distributed to the DIP Facility Administrative Agent, for further distribution to the Holders of Allowed DIP Facility Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the DIP Facility and the Plan.  Upon the delivery of the foregoing distributions to the DIP Facility Administrative Agent, the Debtors and the Reorganized Debtors will be released of all liability with respect to their obligation to make such delivery.  The DIP Facility Administrative Agent will thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed DIP Facility Claims.  On the Effective Date (and, solely with respect to the DIP Facility, upon the payment in full of the DIP Facility Claims with proceeds from the Working Capital Loans or otherwise), all of the obligations and Liens under the respective Credit Facilities other than those that are being expressly reinstated and modified in the manner set forth in Plan Section 5.2, will be deemed terminated, canceled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and will have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Sections 3.2, 5.2, and 5.3 thereof; provided, however, that the respective Credit Facilities will continue in effect and will not be deemed canceled on the books and records of the applicable Administrative Agents, solely for the purposes of and to the extent necessary to (i) facilitate the respective distributions to the First Lien Loan Lenders, the Second Lien Loan Lenders, or the DIP Facility Lenders as of the Distribution Record Date, pursuant to the Plan and (ii) to enable the respective Administrative Agents to perform any and all current and future administrative functions.

All distributions under the Plan on account of the Allowed NW Bank Claims will be distributed to NW Bank as the Holder of the Allowed NW Bank Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the NW Bank Agreements and the Plan.  Upon the delivery of the foregoing distributions to NW Bank, the Debtors and the Reorganized Debtors will be released of all liability with respect to their obligation to make such delivery.  Subject to the other terms and conditions of the Plan, including in Section 4.4(b) in the event Aurora elects to keep the NW Bank LCs in place after the Effective Date, on the Effective Date, the obligations under the respective NW Bank Agreements will be deemed terminated, canceled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and will have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Sections 4.4 and 5.4 thereof.

On the Effective Date, the Old Aurora Common Stock and the Old HPPC Interests will be deemed terminated, cancelled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and will have no further legal effect.

The Debtors will pay the reasonable and customary fees, charges, and expenses incurred by the respective Administrative Agents (including, without limitation, the reasonable and customary fees, charges and expenses of each such Administrative Agents’ counsel, financial advisor, and any other agent or consultant) in the performance of any function associated with the Credit Facilities or the Plan (as applicable) during the period from and including the Petition Date until such time as all distributions provided for under the Plan to the Holders of Allowed First Lien Loan Claims, Allowed Second Lien Loan Claims, and Allowed DIP Facility Claims (as applicable) have been made.

8.	Delivery of Distributions; Unclaimed Property; Undeliverable Distributions.

Except as may otherwise be provided in Sections 3.2, 5.2, 5.3, 6.7, and 6.8 of the Plan, any distributions to Holders of Allowed Claims under the Plan will be made:  (i) at the addresses set forth either on the Schedules or as otherwise set forth on the Debtors’ respective books and records, or on the respective Proofs of Claim filed by such Holders in the event that the addresses indicated thereon differ from those set forth on the Schedules or as otherwise set forth on the Debtors’ respective books and records or upon the applicable securities depositories, clearing systems, or broker, bank, or custodial participants in the clearing system (as applicable); or (ii) at the addresses set forth in any written notices of address change delivered to the Debtors or the Reorganized Debtors (if after the Effective Date) after the date of any related Proof of Claim.

Except as otherwise set forth in Plan Section 4.4(b), in accordance with Bankruptcy Code § 1143, any Holder of any note issued in connection with any of the Credit Facilities, the NW Bank Agreements, or any of the Guarantees that fails to surrender the applicable note or deliver an affidavit of loss and indemnity as provided herein by 5:00 p.m. prevailing Eastern Time on the date that is one year from and after the later of the Effective Date or the applicable Allowance Date with respect to any Claims arising from or relating to such note issued in connection with any of the Credit Facilities, the NW Bank Agreements, or the Guarantees (if any), will be deemed to have forfeited all rights and claims in respect of such Claims, and will be forever barred from receiving any distributions under the Plan on account thereof.  In such cases, (a) any property held for distribution by the applicable Administrative Agent on account of Allowed Claims based on such note issued in connection with the applicable Credit Facility or any of the Guarantees (if any), will be made available for redistribution, on a Pro Rata basis, to all other Holders of Allowed Claims arising under the applicable Credit Facility that timely surrendered the applicable note or delivered an affidavit of loss and indemnity as provided herein, and (b) any Cash held for distribution by the Debtors on account of Allowed NW Bank Note Deficiency Claims will be retained by the Reorganized Debtors for further distributions to the Holders of Allowed Class 3A Claims in accordance with Plan Section 6.10(e).

If the distribution to the Holder of any Allowed Claim is returned to the Reorganized Debtors as undeliverable, no further distribution will be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder’s then current address.  The Reorganized Debtors will retain any such undeliverable distributions.

Any Holder of an Allowed Claim who does not assert a claim for an undeliverable distribution by 5:00 p.m. prevailing Eastern Time on the date that is one year after the date by which such Holder was first entitled to such distribution will no longer have any claim to, or interest in, such undeliverable distribution and will be forever barred from receiving any distribution under the Plan.  Nothing contained in the Plan will require the Debtors or the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

9.	Funding of Cash Distributions under the Plan.

Any funds necessary to make the Cash distributions required under the Plan and/or to fund the future obligations of the Reorganized Debtors will be made from:  the Cash on hand of the Debtors and of the Reorganized Debtors; the Working Capital Loans; and the future operations of the Debtors and the Reorganized Debtors (as applicable).

10.	Manner of Payments Under the Plan.

Any Cash distribution to be made by the Debtors or the Reorganized Debtors (as applicable) pursuant to the Plan may be made by a check on a United States bank selected by the Debtors or the Reorganized Debtors (as applicable); provided, however, that Cash distributions made to foreign Holders of Allowed Claims may be paid, at the option of the Debtors or the Reorganized Debtors (as applicable), in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

11.	Disputed Claims.

No distribution or payment will be made on a Disputed Claim until such Disputed Claim becomes an Allowed Claim.  On the Initial Distribution Date, the distributions reserved for the Holders of any Disputed Claims in each Class under the Plan will be deposited in deposit accounts for the benefit of the Holders of Disputed Claims whose Claims are ultimately Allowed in the respective Classes in which the Disputed Claims are classified (each deposit account a “Disputed Claims Reserve”); provided, however, that neither the Debtors nor the Reorganized Debtors will be required to deposit any Cash, securities, or other property or assets into a Disputed Claims  Reserve on account of a particular Disputed Claim with respect to which the Debtors or the Reorganized Debtors have filed a motion or objection with the Bankruptcy Court seeking to either (a) estimate or liquidate the Allowed amount of such Disputed Claim at $0 or (b) disallow, expunge, vacate, or otherwise strike such Disputed Claim on any grounds.

Subject to the other provisions of the Plan (including Section 6.10(a) thereof), the Reorganized Debtors (or any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b)) will withhold from the property to be distributed under the Plan and deposit in each Disputed Claims Reserve a sufficient amount of such withheld property to be distributed on account of the face amount of Claims that are Disputed Claims in such Class as of the Initial Distribution Date for such Class under the Plan.  For the purposes of the Plan Section 6.10, the “face amount” of a Claim is (i) the amount set forth on the applicable Proof of Claim or such lower amount as may be determined in accordance with Plan Section 6.10(c), unless the Claim is filed in an unliquidated amount; or (ii) if a Proof of Claim has been filed in an unliquidated amount, the amount determined in accordance with Plan Section 6.10(c).

As to a Disputed Claim, the Bankruptcy Court will, upon motion by the Debtors or the Reorganized Debtors or any other party-in-interest in these Cases (as applicable), estimate the maximum allowable amount of such Disputed Claim and the amount to be placed in the Disputed Claims Reserve on account of such Disputed Claim.  (i) If so authorized by order of the Bankruptcy Court, any Creditor whose Claim (i) is estimated by an order of the Bankruptcy Court or (ii) is the subject of a motion or objection to (a) estimate or liquidate the Allowed amount of such Disputed Claim at $0 or (b) disallow, expunge, vacate, or otherwise strike such Disputed Claim in full on any grounds, as contemplated by Plan Section 6.10(a), will not have any recourse to the Debtors or to the Reorganized Debtors, any Assets theretofore distributed on account of any Allowed Claim, or any other entity or property if the finally Allowed Claim of that Creditor exceeds that estimated maximum allowable amount.  Instead, such Creditor will have recourse only to the undistributed Cash (if any) in the applicable Disputed Claims Reserve for the Claim of that Creditor and (on a Pro Rata basis with the other Creditors of the same Class who are similarly situated) to those portions (if any) of the Disputed Claims Reserve for other Disputed Claims of the same Class that exceed the ultimately Allowed amount of such Claims.

All earnings on any Cash held in a Disputed Claims Reserve account (if any) will be held in trust and will be distributed only in the manner described in the Plan.

At such time as all or any portion of a Disputed Claim becomes an Allowed Claim, the distributions reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), will be released from the appropriate Disputed Claims Reserve and delivered to the Holder of such Allowed Claim in the manner as described in the Plan.  At such time as all or any portion of any Disputed Priority Claim or any Disputed Class 1 or 2C Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), will be released from the appropriate Disputed Claims Reserve account and returned to the Reorganized Debtors. At such time as all or any portion of any Disputed Class 3A Claim or Disputed Class 3B Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), will be released from the appropriate Disputed Claims Reserve and made available for redistribution, in a timely manner, on a Pro Rata basis, to the Holders of Allowed Claims of such Classes; provided, however, that neither the Debtors, the Reorganized Debtors, nor any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) will be required to make any such redistribution until the aggregate amount available with respect thereto is at least $5,000.

(i) After the Confirmation Date, the Debtors (in consultation with the Creditors Committee, the First Lien Loan Administrative Agent, and the Second Lien Loan Administrative Agent), and (ii) on and after the Effective Date, the Reorganized Debtors will have the authority to object to and litigate any Disputed Claims or any dispute regarding the amount of the NW Bank Note Secured Claim and the NW Bank Note Deficiency Claim, and will have the authority to settle, compromise, resolve, or withdraw any objection to Disputed Claims or any dispute regarding the amount of the NW Bank Note Secured Claim and the NW Bank Deficiency Claim, without the need for any Bankruptcy Court or other approval or any other or further notice.  Without limiting the generality of the foregoing, the amount of the NW Bank Note Deficiency Claim is to be determined in good faith by the Debtors (in consultation with the Creditors Committee, the First Lien Loan Administrative Agent, and the Second Lien Loan Administrative Agent) and NW Bank, or, in the absence of an agreement between such parties, by the Bankruptcy Court.

Except as otherwise provided in the Plan, if there exists any Disputed Administrative Claim, Disputed Tax Claim, or Disputed DIP Facility Claim, or any Disputed Class 1 or 2C Claim, the Reorganized Debtors will withhold in a reserve account the “face amount” (as calculated under Plan Section 6.10(b)) of any such Disputed Claim until and to the extent such Claim is determined to be an Allowed Claim.

12.	Bar Date for Objections to Claims.

All objections to Claims (other than with respect to (a) Administrative Claims and (b) Rejection Claims arising under those Executory Contracts that are to be rejected under and pursuant to the Plan) must be filed by the Claims Objection Bar Date.  The failure by any party-in-interest, including the Debtors, to object to any Claim, whether or not unpaid, for purposes of voting will not be deemed a waiver of such party’s rights to object to, or to re-examine, any such Claim in whole or in part, for purposes of distributions under the Plan.

13.	Deadlines for Determining the Record Holders of the Various Classes of Claims.

At the close of business on the Distribution Record Date, the respective transfer records for the Credit Facilities, the NW Bank Agreements, and the Old HPPC Interests will be closed, and there will be no further changes in the record holders of the respective Credit Facilities Claims, NW Bank Claims, General Unsecured Claims, or the Old HPPC Interests after such date.  Neither the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b), nor the respective Administrative Agents will have any obligation to recognize any transfer of the First Lien Loan Claims, the Second Lien Loan Claims, the NW Bank Claims, the DIP Facility Claims, any notes issued in connection with any of the Credit Facilities, the NW Bank Agreements, or any of the Guarantees (if any), any General Unsecured Claim, or the Old HPPC Interests occurring after the Distribution Record Date, and such parties will be entitled, instead, to recognize and deal for all purposes under the Plan with only those record holders thereof as of the close of business on the Distribution Record Date.

14.	Management and Director Equity Plan.

Following the Effective Date, the Management and Director Equity Plan may be adopted by Reorganized Aurora.  The terms and conditions of any Management and Director Equity Plan will be determined by the Board of Directors of Reorganized Aurora.  Shares of New Aurora Class B Common Stock representing the equivalent of up to 10% of the shares of New Aurora Class A Common Stock on a fully-diluted basis that are issued and outstanding upon the Effective Date (not including any shares of New Aurora Class A Common Stock or other such class of equity that would be issuable upon the exercise of the New Warrants) will be reserved for the issuance under any Management and Director Equity Plan when the Management and Director Equity Plan is adopted by Reorganized Aurora.

15.	The Registration Rights Agreement.

Following the Effective Date, certain holders of New Aurora Class A Common Stock will be entitled to require the registration of the New Aurora Class A Common Stock under the Securities Act in accordance with the terms of the Registration Rights Agreement.

The Registration Rights Agreement will be filed as part of the Plan Supplement and will be executed and delivered by Reorganized Aurora and become effective as of the Effective Date.  The terms of the Registration Rights Agreement will provide that no registration rights thereunder may be exercised unless all shares of New Aurora Preferred Stock have been fully redeemed.

16.	Restrictions on Transfer.

For a period of 25 months after the Effective Date, the New Aurora Preferred Stock may not be sold, transferred, pledged, or assigned without the approval of the holders of a majority of the New Aurora Class A Common Stock.  After such 25-month period following the Effective Date, there will be no restrictions on the transfer of the New Aurora Preferred Stock other than with respect to compliance with applicable laws.

For a period of 25 months after the Effective Date, the New Aurora Common Stock may not be sold, transferred, pledged, or assigned without the approval of the holders of a majority of the New Aurora Preferred Stock.  After such 25-month period following the Effective Date, there will be no restrictions on the transfer of the New Aurora Common Stock other than with respect to compliance with applicable laws.

17.	De Minimis Distributions.

No Debtor, Reorganized Debtor, or any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) will distribute any Cash to the Holder of an Allowed Claim if the amount of Cash to be distributed on account of such Claim is less than $100.  Any Holder of an Allowed Claim on account of which the amount of Cash to be distributed is less than $100 will have its Claim and its right to any such distribution discharged, and will be forever barred from asserting any such claim against, or interest in, the Reorganized Debtors or their respective property.  Any Cash not distributed pursuant to Plan Section 6.22 will be the property of the Reorganized Debtors, free of any restrictions thereon, and any such Cash held by any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) will be returned to the Reorganized Debtors.

18.	Withholding and Reporting Requirements.

In connection with the Plan and all instruments issued in connection therewith and distributed thereunder, the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b), and the Administrative Agents, as the case may be, will comply with all applicable withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions under the Plan will be subject to any such withholding and reporting requirements.

19.	Non-Debtor Intercompany Claims.

All Non-Debtor Intercompany Claims (which consist of any claim, debt, or other obligation held by or against either Debtor or any Affiliate, or subsidiary of either Debtor, by or against any non-Debtor subsidiary or Affiliate of a Debtor) will (without the need for any such entities to file a Proof of Claim) be reviewed by the Reorganized Debtors and adjusted, continued, or discharged as the Reorganized Debtors determine as appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors and their non-Debtor subsidiaries and Affiliates.

20.	Direction to Parties.

From and after the Effective Date, the Reorganized Debtors may apply to the Bankruptcy Court for an order directing any necessary party to execute or deliver or to join in the execution or delivery of any instrument required to effect a transfer of property dealt with by the Plan, and to perform any other act, including the satisfaction of any Lien, that is necessary for the consummation of the Plan, pursuant to Bankruptcy Code § 1142(b).

21.	Setoffs.

The Debtors will, pursuant to Bankruptcy Code § 553, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, all claims, rights, and Causes of Action of any nature that the Debtors may hold against the Holder of such Allowed Claim that are not otherwise waived, released, or compromised in accordance with the Plan; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim will constitute a waiver or release by the Debtors of any such claims, rights, and Causes of Action that either of the Debtors may possess against such Holder.

22.	Waiver of Avoidance Claims; Preservation of All Other Causes of Action.

As of the Effective Date, all of the Debtors’ and the Estates’ Avoidance Claims will be deemed to have been, and will be, released and/or waived, and all parties will be enjoined by the Plan from instituting and presenting in the name of the Debtors, or otherwise, any or all proceedings in order to collect, assert, or enforce any such Avoidance Claim of any kind; provided, however, that if the Confirmation Order is vacated or revoked, all Avoidance Claims will be deemed reinstated automatically, with the same force and effect as if the Avoidance Claims never had been released and/or waived under the Plan, without the need for any action to be taken by the Debtors or any other party.  In addition, all parties will be enjoined by the Plan from instituting and presenting in the name of the Debtors or the Estates any objections to Claims under Bankruptcy Code § 502(d) on account of such released and waived Avoidance Claims.

However, except as otherwise set forth in the Plan (including, without limitation, Article IX and Section 6.27(a) thereof), in accordance with Bankruptcy Code § 1123(b), as of the Effective Date, the Reorganized Debtors will retain all Causes of Action (including, without limitation, actions that could be brought under Bankruptcy Code § 542 or 543) other than with respect to any Avoidance Claims, and will have the power, subject to any applicable releases and/or waivers contained in the Plan, (i) to institute and present in the name of the Debtors, or otherwise, all proceedings that they may deem proper in order to collect, assert, or enforce any claim, right, or title of any kind in or to either of the Debtors’ Assets or to avoid any purported Lien, and (ii) to defend and compromise any and all actions, suits, or proceedings in respect of such Assets.

23.	Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims.

The classification and treatment of Allowed Claims under the Plan will take into consideration all Allowed Secondary Liability Claims, which are defined in the Plan as a “Claim that arises from a Debtor’s being liable as a guarantor of, or otherwise being jointly, severally, or secondarily liable for, any contractual, tort, or other obligation of another Debtor, including any Claim based on:  (a) guarantees of collection, payment, or performance (including, but not limited to, any of the Guarantees or any guarantee relating to any Executory Contract); (b) indemnity bonds, obligations to indemnify, or obligations to hold harmless; (c) performance bonds; (d) contingent liabilities arising out of contractual obligations or out of undertakings (including any assignment or other transfer) with respect to leases, operating agreements, or other similar obligations made or given by a Debtor relating to the obligations or performance of another Debtor; (e) vicarious liability; (f) liabilities arising out of piercing the corporate veil, alter ego liability, or similar legal theories; or (g) any other joint or several liability that any Debtor may have in respect of any obligation that is the basis of a Claim.”  On the Effective Date, Allowed Secondary Liability Claims will be treated as follows

(a)           The Allowed Secondary Liability Claims arising from or related to either Debtors' joint or several liability for the obligations under any (a) Allowed Claim that is being Reinstated under the Plan or (b) Executory Contract that is being assumed or deemed assumed by the other Debtor or Reorganized Debtor will be Reinstated.

(b)           Holders of all other Allowed Secondary Liability Claims will be entitled to only one distribution from the Debtors, which distribution will be as provided in the Plan in respect of such underlying Allowed Claim, and which Allowed Secondary Liability Claim (as well as the underlying Allowed Claim) will be deemed satisfied in full by the distributions on account of the related underlying Allowed Claim.  No multiple recovery on account of any Allowed Secondary Liability Claim (including, but not limited to, on account of any Claim based on any of the Guarantees or any guarantee related to an Executory Contract) will be provided or permitted in excess of the Allowed Claim.

24.	The Plan Supplement.

The Plan Supplement will be filed with the Bankruptcy Court within the time established by the order of the Bankruptcy Court approving the Disclosure Statement or other applicable order of the Bankruptcy Court.  The Plan Supplement will include (unless previously filed or not then yet available) the respective draft forms of the Amended and Restated Articles of Incorporation; the Amended and Restated Bylaws; the Amended and Restated LLC Agreement; the Registration Rights Agreement; the Voting Agreement (to the extent applicable in accordance with Section 6.19(b) of the Plan); and, to the extent then available, the draft forms of any documents memorializing the New Warrants or the terms and conditions of the New Aurora Preferred Stock, the New Aurora Class A Common Stock, or the New Aurora Class B Common Stock.  The Debtors may also include in the Plan Supplement a draft form of an Exit Credit Facility, the New Secured Notes, and the Working Capital Loans Notes, but only if and to the extent that such drafts are available as of the date of the filing of the Plan Supplement.  The Plan Supplement may also include revised or updated lists of the Executory Contracts identified as “to be rejected” under the Plan (if any).  The draft forms, summaries, lists, and schedules so set forth in the Plan Supplement may be amended, modified, or supplemented from time to time after the filing of the Plan Supplement.  Upon its filing, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court or its designee during normal business hours.  Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Claims Agent or through the Claims Agent’s website, http://www.donlinrecano.com/aurora, or through the Bankruptcy Court’s website, http://www.miwb.uscourts.gov/.

25.	Distributions by Reorganized Aurora of Proceeds from the Sale of Assets.

The net Cash proceeds from the sale of any assets of the Reorganized Aurora, as well as any amount to be paid (whether voluntary or involuntary), will be applied as follows:

First, to the Pro Rata payment of (i) all fees, costs, expenses and other obligations payable to the administrative agent and the collateral agent, if any, under the New Secured Notes and (ii) to the extent that the Working Capital Loans are subscribed by at least one First Lien Loan Lender, all fees, costs, expenses and other obligations payable to the Exit Credit Facility Administrative Agent and the collateral agent, if any, under the Exit Credit Facility;

Second, to the Pro Rata payment of (i) the Tranche A Notes in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, and (C) any other obligation payable in respect of the Tranche A Notes and (ii) to the extent that the Working Capital Loans are subscribed by at least one First Lien Loan Lender, the Working Capital Loans in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, (C) premium in respect of the principal amount, and (D) any other obligation payable in respect of the Working Capital Loans;

Third, to the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, to the payment of all fees, costs, expenses and other obligations payable to the Exit Credit Facility Administrative Agent, and any collateral agent under the Exit Credit Facility;

Fourth, to the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, to the payment of the Working Capital Loans in the following order of priority:  (i) accrued and unpaid interest, (ii) principal amount outstanding, (iii) premium in respect of the principal amount, and (iv) any other obligation payable in respect of the Working Capital Loans; and

Fifth, to the payment of the Tranche B Notes in the following order of priority:  (i) accrued PIK Interest not yet capitalized and added to the principal, (ii) principal amount outstanding (including capitalized and added PIK Interest), and (iii) any other obligation payable in respect of the Tranche B Notes.

26.	“Change of Control” Provisions.

Notwithstanding anything to the contrary that may be contained in the Plan or the Confirmation Order, any insurance policy, any of the Credit Facilities, the NW Bank Agreements, any Executory Contract, or other contract or agreement to which either of the Debtors is a party, the transactions to be consummated in accordance with the Plan will not create, or be deemed to create, any claim or right in connection therewith, upon a “Change of Control” or similar term, as such term may be defined or utilized in any of the Credit Facilities, the NW Bank Agreements, or in any Executory Contract, contract, or agreement to which either of the Debtors is a party; provided, however, that to the extent the Management Transition Services Agreements are not entered into by, and binding upon, the Debtors and/or the Reorganized Debtors, the Change-in-Control Agreements with Rebecca Abbott, Jeffrey Deneau, Neil Smith, John Hunter, and Barbara  Lawson will not be affected, modified, or in any way impaired by Section 6.36 of the Plan.

D.           Other Provisions of the Plan.

1.	Executory Contracts.

The Bankruptcy Code gives the Debtors the power, after the commencement of these Cases, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases.  Generally, an “executory contract” is a contract (including unexpired leases) under which material performance (other than the payment of money) is still due by each party.  In this context, “assumption” of an executory contract means, among other things, that the Debtors re-affirm their obligations under the relevant lease or contract and cure all monetary defaults thereunder.

It is the intention of the Debtors that as of the Confirmation Date, but subject to the occurrence of the Effective Date, all of the Debtors’ Executory Contracts (including, without limitation, those Executory Contracts identified as “to be assumed” on the list attached as Exhibit D to this Disclosure Statement, as such list may be revised and included in the Plan Supplement or otherwise) will be deemed assumed by the applicable Debtors and retained by the applicable Reorganized Debtors in accordance with the provisions and requirements of Bankruptcy Code §§ 365 and 1123, except those Executory Contracts that (i) have previously been rejected by an order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Confirmation Date, [(iii) are identified as “to be rejected” on the list attached as Exhibit E to the Disclosure Statement (as such list may be revised and included in the Plan Supplement or otherwise)], or (iv) are otherwise rejected pursuant to the terms of the Plan.  Rejection of the Executory Contracts at issue in clauses (iii) and (iv) in the immediately preceding sentence will be effective as of the Confirmation Date, subject to the occurrence of the Effective Date.  Entry of the Confirmation Order by the Bankruptcy Court will constitute approval of such assumptions [and rejections (as applicable)] pursuant to Bankruptcy Code §§ 365(a) and 1123, subject to the occurrence of the Effective Date.  The listing of a document on [either] Exhibit D [or Exhibit E] to the Disclosure Statement (as [either] such list may be revised and included in the Plan Supplement or other otherwise) will not constitute an admission by the Debtors that such document is an executory contract or unexpired lease or that the Debtors have any liability thereunder.  Each Executory Contract assumed pursuant to Article VII of the Plan will revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) the Confirmation Order or any other applicable order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law.  The Debtors will retain the right at all times prior to the Effective Date to (a) assume any additional or other Executory Contract(s) not specifically identified on the list thereof attached as Exhibit D to the Disclosure Statement (or as such list may be revised and included in the Plan Supplement or otherwise) as “to be assumed” [(including, without limitation, any Executory Contracts currently identified on Exhibit E to this Disclosure Statement as “to be rejected”)], or (b) reject any additional or other Executory Contract(s) [not specifically identified on the list thereof attached as Exhibit E to this Disclosure Statement (or as such list may be revised and included in the Plan Supplement or otherwise) as “to be rejected”] (including, without limitation, any Executory Contracts currently identified on Exhibit D to this Disclosure Statement as “to be assumed”), in each case upon providing notice to the non-Debtor party thereto.  Without limiting the effect of Section 7.1 of the Plan, Exhibit[s] D [and E] to this Disclosure Statement contain schedules of all known Executory Contracts currently anticipated to be either assumed [or rejected] under the Plan, respectively (as such schedules may be revised and included in the Plan Supplement or otherwise), subject to the Debtors’ right to determine at any time subsequently, on or prior to the Effective Date, including, without limitation, as may be set forth in the Plan Supplement, to either assume or reject any Executory Contracts or to include additional Executory Contracts to be either [(a)] assumed under the Plan [or (b) rejected under the Plan], in each case upon providing notice to the non-Debtor party thereto.

Any monetary amounts by which each Executory Contract to be assumed pursuant to the Plan is in default will be satisfied, pursuant to Bankruptcy Code § 365(b)(1), by payment of the default amount (as such amount has been agreed upon by the Reorganized Debtors or, in the event of a dispute regarding such default amount, as such amount has been determined by an order of the Bankruptcy Court) in Cash by the latest of (i) the Effective Date (or as soon thereafter as is practicable), (ii) in the event of a dispute regarding the default amount, within 30 days of the entry of an order of the Bankruptcy Court establishing such default amount, (iii) the date of an order of the Bankruptcy Court (or as soon thereafter as is practicable) approving and authorizing the assumption or assignment of an Executory Contract not otherwise assumed [or rejected] pursuant to the terms of the Plan, or (iv) on such other terms as the parties to such Executory Contracts may otherwise agree.  Notwithstanding the foregoing, in the event of a dispute regarding:  (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors to provide “adequate assurance of future performance” (within the meaning of Bankruptcy Code § 365) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption (each an “Assumption Dispute”), the cure payments required by Bankruptcy Code § 365(b)(1) will be made following the entry of a Final Order resolving the Assumption Dispute and approving the assumption; provided, however, that (a) in the event the Bankruptcy Court determines that the actual cure payment owed to a particular non-Debtor party to an Executory Contract exceeds the proposed cure amount as set forth in the notice to be provided by the Debtors pursuant to Section 7.3 of the Plan and as set forth on Exhibit D to this Disclosure Statement or (b) the Debtors and the applicable non-Debtor party involved in any Assumption Dispute cannot otherwise consensually resolve such Assumption Dispute prior to the Effective Date, the Debtors may reject the Executory Contract at issue pursuant to Bankruptcy Code § 365 rather than paying the disputed cure amount, by presenting a proposed order to the Bankruptcy Court for such rejection, without any other or further notice.  In the event any Executory Contract is so rejected, the non-Debtor party thereto will be entitled to file a Proof of Claim pursuant to Plan Section 7.4, which Claim will be classified pursuant to Plan Section 7.5, but will not be entitled to any other or further Claim or relief from either of the Debtors or the Reorganized Debtors.

The Debtors will provide notice to the non-Debtor party to any known Executory Contract to be assumed of (i) the proposed default amount owed (if any) under the applicable Executory Contract and (ii) the last date by which such non-Debtor party may file an objection or other response with respect to such proposed default amount.  Any non-Debtor party that fails to object or otherwise respond in a timely manner to such notice of the proposed default amount owed will be deemed to have consented to such proposed amount and to the proposed assumption by the Debtors of the applicable Executory Contract, and may not receive any other or additional distribution or consideration from the Debtors, the Estates, the Reorganized Debtors, or the Assets, or otherwise seek recourse against, the Debtors, the Estates, the Reorganized Debtors, or any of the Assets that are to be distributed under the terms of the Plan, beyond such proposed amount owed.

[Each Person who is a party to any Executory Contract rejected under and pursuant to Article VII of the Plan will be entitled to file, not later than 30 days after the entry of the Confirmation Order (the “Plan Rejection Bar Date”), a Proof of Claim against the applicable Debtor for alleged Rejection Claims.  If no such Proof of Claim for a Rejection Claim is timely filed against the applicable Debtor, any such Claim will be forever barred and will not be enforceable against the Debtors, the Reorganized Debtors, or their respective Estates or Assets.  Objections to any such Proof of Claim must be filed not later than 90 days after such Proof of Claim is filed (subject to any potential further extensions of such date as so ordered and approved by the Bankruptcy Court), and the Bankruptcy Court will decide any such objections.  Distributions (if any) in respect of such Claims (consistent with the distributions to be received by Holders of other Claims in the Class into which such Claims fall, as determined by Section 7.5 of the Plan) will be made not earlier than the later of (a) 30 days after the expiration of the 90-day period (as such period may be extended by order of the Bankruptcy Court) for filing an objection in respect of any Proof of Claim filed pursuant to Plan Section 7.4 and (b) 30 days after the Claim has been Allowed by a Final Order of the Bankruptcy Court, provided that no such distribution will be made before the Effective Date.]

[Notwithstanding anything to the contrary in the Plan, the Plan Rejection Bar Date will apply only to Rejection Claims with respect to those Executory Contracts that are to be rejected under and pursuant to the Plan.  Any Holder of a Rejection Claim for an Executory Contract that is not rejected pursuant to the Plan, but whose Rejection Claim instead arises under an Executory Contract that either has been rejected by another order of the Bankruptcy Court or is the subject of a separate motion to reject pending on the Confirmation Date, must file a Proof of Claim for such Rejection Claim by the date provided in any order relating to such Rejection Claim.]

Except as otherwise provided under the Plan, any Rejection Claims (a) against Aurora will be treated as Class 3A Claims and (b) against HPPC will be treated as Class 3B Claims, in each instance to the extent they are Allowed Claims.

On the Effective Date, in accordance with Section 6.28 of the Plan, any Allowed Secondary Liability Claim arising from or related to either Debtor’s joint or several liability for the obligations under or with respect to:  (a) any Executory Contract that is being assumed or deemed assumed pursuant to Bankruptcy Code § 365 by the other Debtor or Reorganized Debtor or (b) a Reinstated Claim will be Reinstated.  Accordingly, such Allowed Secondary Liability Claims will survive and be unaffected by the entry of the Confirmation Order.

2.	Insurance Policies.

All insurance policies of the Debtors (including, without limitation, the Directors & Officers Liability Insurance Policies) providing coverage to the Debtors and/or the Debtors’ current or former directors, officers, stockholders, agents, employees, representatives, predecessors, and others for conduct in connection in any way with the Debtors, their assets, liabilities, and/or operations, to the extent such policies are Executory Contracts, will be deemed assumed by the applicable Debtors as of the Confirmation Date.  Entry of the Confirmation Order by the Bankruptcy Court will constitute approval of such assumptions pursuant to Bankruptcy Code §§ 365 and 1123 or otherwise.  Each insurance policy assumed pursuant to  Article VII of the Plan will revest in, and be fully enforceable by, the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law.

Notwithstanding anything provided in the Plan to the contrary, the Plan will not be deemed in any way to diminish or impair the enforceability of any insurance policies that may cover claims against either of the Debtors and/or the Debtors’ current or former directors, officers, stockholders, agents, employees, representatives, predecessors or any other Person (including, without limitation, the Directors & Officers Liability Insurance Policies).  Any failure by the Debtors to list any particular insurance policy on any schedule of Executory Contracts to be assumed under the Plan the Debtors may file in these Cases (either contained in this Disclosure Statement, including, without limitation, Exhibit D hereto, the Plan Supplement, or otherwise) will not in any way impair the Debtors’ ability to assume such policy, and instead, any and all such policies will still be assumed in accordance with Plan Section 7.7.

3.	Existing Stock Option Plans.

Subject to the Plan’s becoming effective on the Effective Date pursuant to Plan Section 8.2, the Existing Stock Option Plans will not be assumed by Reorganized Aurora on the Effective Date, but will instead be cancelled and deemed terminated and of no force and effect as of the Effective Date.

4.	Oil and Gas Leases.

Notwithstanding any other provision of the Plan, the Debtors' oil and gas leases will not constitute nor be considered executory contracts or unexpired leases under Bankruptcy Code §§ 365 or 1123 for any purpose under the Plan or otherwise in connection with these Cases.  Any Claims asserted under these oil and gas leases that arose as of the Petition Date will constitute Class 3A Claims, and any such Claims that arose after the Petition Date will constitute Administrative Claims, and in each instance will be subject to all rights, defenses, and potential disputes and objections of the Debtors with respect thereto.

5.	Executory Contracts Entered Into After the Petition Date.

Executory Contracts entered into after the Petition Date by either Debtor (including the Management Transition Services Agreements) will be performed by the Debtor or the Reorganized Debtor liable thereunder in accordance with the terms and subject to the conditions of such Executory Contract(s) in the ordinary course of its business.  Accordingly, such Executory Contracts will survive and remain unaffected by entry of the Confirmation Order.

6.	Further Actions.

The Debtors and the Reorganized Debtors will be authorized to execute, deliver, file, or record such documents, contracts, instruments, certificates, releases, and other agreements and to take such other action as may be reasonably necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, any Plan Document, the transactions contemplated therein, the Management and Director Equity Plan, the Registration Rights Agreement, any Exit Credit Facility, or any notes or guarantee issued in connection therewith.

7.	Modification and Reservation of Rights in the Event of Nonacceptance of the Plan.

Under the Plan, the Debtors expressly reserve the right to request that the Bankruptcy Court confirm the Plan over the objection of any impaired Class or Interest in accordance with the applicable provisions of Bankruptcy Code § 1129(b).  In the event that any impaired Class or Classes of Allowed Claims does not accept the Plan, upon the written request of the Debtors filed with the Bankruptcy Court, the Plan will be modified, revised, and amended to provide such treatment as set forth in such request, to ensure that the Plan does not discriminate unfairly, and is fair and equitable, with respect to the Classes rejecting the Plan, and, in particular, to provide the treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b) with respect to (i) the rejecting Classes and (ii) any other Classes adversely affected by the modifications caused by Article X of the Plan. In particular, the treatment of any rejecting Classes or adversely affected Classes may be modified and amended from that set forth in Article V of the Plan, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b).  These modifications may include, but will not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting Classes and to any junior Classes affected thereby (even if such Classes previously accepted the Plan) consistent with Bankruptcy Code § 1129(b)(2)(B)(ii) and (C)(ii).

8.	Modification of the Plan Prior to or After the Entry of the Confirmation Order.

The Debtors reserve the right to alter, amend, or modify the Plan prior to or after the entry of the Confirmation Order.  After the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, upon order of the Bankruptcy Court, may amend or modify the Plan in accordance with Bankruptcy Code § 1127.

9.	Revocation or Withdrawal of the Plan.

The Debtors have the right to revoke or withdraw the Plan prior to the Confirmation Date.  If the Debtors do so revoke or withdraw the Plan, then the Plan will be null and void and, in such event, nothing contained therein will be deemed to (a) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or (b) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving either of the Debtors.

10.	Substantive Consolidation of the Debtors.

Although the Debtors have not, as of the date of the filing of this Disclosure Statement sought such relief, the Debtors reserve the right to seek, and only upon the consent of the Administrative Agents, the entry of an order of the Bankruptcy Court providing for the substantive consolidation of the Debtors for the purpose of implementing the Plan, including for purposes of voting, confirmation, and distributions to be made under the Plan, subject to the right of any party in interest to object to such relief.

E.           Retention of Jurisdiction.

1.	Claims and Actions.

Following the Effective Date, the Bankruptcy Court will retain such jurisdiction over these Cases as is legally permissible, including, without limitation, such jurisdiction as is necessary to ensure that the intents and purposes of the Plan are carried out.  The Bankruptcy Court will also expressly retain jurisdiction:  (a) to hear and determine all Claims against, or Interests in, either of the Debtors; and (b) to enforce all Causes of Action that may exist on behalf of either of the Debtors that are not otherwise waived or released under the Plan.

2.	Retention of Additional Jurisdiction.

Following the Effective Date, the Bankruptcy Court will also retain jurisdiction for the following additional purposes:

(a)
the classification of Claims and Interests, the re-examination of Claims that have been Allowed, and the dispositions of such objections as may be filed to any Claims or Interests, including Bankruptcy Code § 502(c) proceedings for estimation of Claims;

(b)
to decide all questions and disputes regarding title to the respective Assets of the Debtors, all Causes of Action, controversies, disputes, or conflicts, whether or not subject to any pending action as of the Effective Date, between either of the Debtors and any other party, including, without limitation, any right to recover assets pursuant to the provisions of the Bankruptcy Code;

(c)	to modify the Plan after the Effective Date in accordance with the terms of the Plan and pursuant to the Bankruptcy Code and the Bankruptcy Rules;

(d)	to enforce and interpret the terms and conditions of the Plan;

(e)
to enter such orders, including, but not limited to, such future injunctions as are necessary to enforce the respective title, rights, and powers of the Debtors, and to impose such limitations, restrictions, terms, and conditions on such title, rights, and powers as the Bankruptcy Court may deem necessary;

(f)	to enter an order closing these Cases;

(g)	to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to implement the intents and purposes of the Plan;

(h)
to decide any and all objections to the allowance of Claims or purported Liens, and to otherwise determine the amount of the NW Bank Secured Claim and the NW Bank Deficiency Claim in the event of any dispute with NW Bank with respect thereto;

(i)
to determine any and all applications for allowances of compensation and reimbursement of expenses and the reasonableness of any fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

(j)
to determine any applications or motions pending on the Effective Date for the rejection, assumption, or assignment of any Executory Contract and to hear and determine, and, if need be, to liquidate any and all Claims and/or disputes arising therefrom;

(k)	to determine any and all applications, adversary proceedings, and contested matters that may be pending on the Effective Date;

(l)
to consider any modification of the Plan, whether or not the Plan has been substantially consummated, and to remedy any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, to the extent authorized by the Plan or the Bankruptcy Court;

(m)	to determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan or any Plan Document;

(n)	to consider and act on the compromise and settlement of any Claim against or Cause of Action by or against either of the Debtors arising under or in connection with the Plan;

(o)	to issue such orders in aid of execution of the Plan as may be authorized by Bankruptcy Code § 1142;

(p)	to protect any Released Party against any Claims or Interests released pursuant to Article IX of the Plan; and

(q)
to determine such other matters or proceedings as may be provided for under Title 28 or any other title of the United States Code, the Bankruptcy Code, the Bankruptcy Rules, other applicable law, the Plan, or in any order or orders of the Bankruptcy Court, including, but not limited to, the Confirmation Order or any order that may arise in connection with the Plan or the Confirmation Order.

F.           Releases.

1.	Releases by Holders of Claims and Interests.

Except as otherwise provided in the Plan, as of the Effective Date, each Non-Debtor Releasing Party, in consideration of the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash, the New Aurora Class A Common Stock, the  New Aurora Preferred Stock, the Exit Credit Facility (including the New Secured Notes and the Working Capital Loans Notes), the New Warrants, and other contracts, instruments, releases, agreements, and documents to be executed and delivered in connection with the Plan, and in consideration of (i) the efforts of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan and (ii) certain of the Released Parties’ agreeing to have their Employee Termination Claims treated in the manner set forth in Section 6.29 of the Plan, will be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged the Released Parties from any and all claims, obligations, rights, Causes of Action, or liabilities (including, but not limited to, any claims arising out of, or relating to, any alleged fiduciary or other duty; any alleged violation of any federal or state securities law or any other law relating to creditors’ rights generally; any of the Released Parties’ or the Non-Debtor Releasing Parties’ ownership of any securities of either of the Debtors; or any derivative claims asserted on behalf of a Debtor), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or subsequently arising, in law, equity, or otherwise, that such Non-Debtor Releasing Party ever had, now has, or may have that are based in whole or in part on any act, omission, transaction, or occurrence from the beginning of time through and including the Effective Date in any way relating to the Debtors, these Cases and the commencement thereof, or the Plan; the Disclosure Statement; the Plan Documents; the formulation, negotiation, preparation, dissemination, implementation, and/or administration of the Plan, the Disclosure Statement, and the Plan Documents; the confirmation and consummation of the Plan; the subject matter of, or the transactions or events giving rise to, any Claim or Interest of such Non-Debtor Releasing Party, any security previously issued by either of the Debtors, and any and all claims based upon or arising out of such actions or omissions will be forever and completely waived and released by the Non-Debtor Releasing Parties; provided, however, Section 9.6(a) of the Plan will not release, and the Non-Debtor Releasing Parties do not waive the right to enforce, the Debtors’ or the Reorganized Debtors’ duties, obligations, covenants, and agreements under (a) the Plan, (b) any settlement agreement approved by the Bankruptcy Court in these Cases, (c) the Assumed Contracts, or (d) the Plan Documents to be delivered under the Plan; provided further, however, that the release set forth in Section 9.6(a) of the Plan is in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code; and provided further, however, that nothing in Section 9.6(a) of the Plan will be deemed to assert or imply any admission of liability on the part of any of the Released Parties.

The Plan defines the “Non-Debtor Releasing Parties” as “[c]ollectively, each and every Person that has held, holds, or may hold a Claim or Interest and that receives a distribution under this Plan or has its Claim Reinstated.”  The Plan defines the “Released Parties” as “[c]ollectively, (i) the Debtors and the Reorganized Debtors; (ii) the First Lien Loan Lenders, the Second Lien Loan Lenders, the DIP Facility Lenders, and the Administrative Agents, solely in their respective capacities as such; (iii) BNP Paribas, in its capacity as (A) sole lead arranger and sole bookrunner under the First Lien Loan, the Second Lien Loan, and the DIP Facility and (B) issuing bank under the First Lien Loan and the DIP Facility; (iv) the Creditors Committee and the members thereof, solely in their respective capacities as such; (v) the current and former directors, officers, stockholders, professionals, and employees of (a) the Debtors and (b) the Reorganized Debtors; (vi) with respect to each of the foregoing Persons, such Person’s predecessors, successors, and assigns, and current and former directors, officers, employees, stockholders, members, subsidiaries, affiliates, principals, agents, advisors, financial advisors, attorneys, accountants, investment bankers, consultants, underwriters, appraisers, representatives, and other professionals, in each case in their respective capacities as such; and (vii) any Person claimed to be liable derivatively through any Person referred to in clauses (i), (ii), (iii), (iv), (v) or (vi) of this Section 1.128.”

All Non-Debtor Releasing Parties will be forever precluded from asserting any of the claims released pursuant to Section 9.6 of the Plan against any of the Released Parties or any of the Released Parties’ respective assets; and to the extent that any Non-Debtor Releasing Party receives monetary damages from any Released Party on account of any claim released pursuant to Section 9.6 of the Plan, such Non-Debtor Releasing Party as a result of the Plan will assign all of its right, title, and interest in and to such recovery to the Released Parties against whom such money is recovered.

Notwithstanding any provision of the Plan to the contrary, the releases contained in Plan Section 9.6 will not be construed as, or operate as a release of, or limitation on (i) any claims by the Non-Debtor Releasing Parties against the Released Parties that do not relate to or involve the Debtors or these Cases, (ii) any claims, obligations, rights, causes of action, or liabilities by the Non-Debtor Releasing Parties against the Released Parties arising out of any action or omission to the extent that such action or omission is determined in a Final Order by a court of competent jurisdiction to have constituted willful misconduct or fraud, or (iii) objections to Claims.

2.	Release by the Debtor Releasing Parties.

On the Effective Date, pursuant to Bankruptcy Code § 1123(b), Bankruptcy Rule 9019, or otherwise, and except as otherwise specifically provided in the Plan or in the Plan Documents, the Debtor Releasing Parties, in consideration of the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash, New Aurora Class A Common Stock, the New Aurora Preferred Stock, the Exit Credit Facility (including the New Secured Notes and the Working Capital Loans Notes), the New Warrants, and other contracts, instruments, releases, agreements, and documents to be executed and delivered in connection with the Plan, and in consideration of (i) the efforts of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan and (ii) certain of the Released Parties’ agreeing to have their Employee Termination Claims treated in the manner set forth in Section 6.29 of the Plan, will be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged the Released Parties from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or hereafter arising, in law, equity, or otherwise, that such Debtor Releasing Party ever had, now has, or may have that are based in whole or in part on any act, omission, transaction, or occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, these Cases and the Commencement thereof, or the Plan; the Disclosure Statement; the Plan Documents; the formulation, negotiation, preparation, dissemination, implementation, and/or administration of the Plan, the Disclosure Statement, and the Plan Documents; the confirmation and consummation of the Plan; the subject matter of, or the transactions or events giving rise to, any Claim or Interest of such Debtor Releasing Party, or any security previously issued by either of the Debtors.  The immediately preceding sentence will not, however, apply to (i) any indebtedness of any Person to either of the Debtors for money borrowed by such Person or any other contractual obligation of any Person to either of the Debtors, or (ii) any setoff or counterclaim that the Debtors may have or assert against any Person, provided that the aggregate amount thereof may not exceed the aggregate amount of any Claims held or asserted by such Person against the Debtors.  Holders of Claims and Interests against either of the Debtors will be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any such claim that could be brought on behalf of or in the name of the Debtors.

The Plan defines the “Debtor Parties” as “[c]ollectively, the Debtors, the Reorganized Debtors, the Estates, and any Person seeking to exercise the rights of the Estates, including, without limitation, any successor to the Debtors or any Estate representative appointed or selected pursuant to Bankruptcy Code § 1123(b) or otherwise (including, without limitation, any Chapter 11 or Chapter 7 trustee appointed in either of these Cases), on their own behalf and on behalf of all the Debtors’ respective Interest Holders and Creditors derivatively.”  The Plan defines the “Debtor Releasing Parties” as “[c]ollectively, the Debtor Parties and each of their respective current and former directors, officers, employees, stockholders, members, principals, subsidiaries, affiliates, predecessors, successors, and assigns.”

3.	Injunction Related to Releases.

The Confirmation Order will be deemed to permanently enjoin the commencement or prosecution by any Person, whether directly, derivatively, or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities released pursuant to the Plan (including the releases set forth in Article IX thereof).

4.	Exculpation.

No Released Party will have or incur, and each Released Party is exculpated under the Plan from, any liability to any Person for any act taken or not taken or any omission in connection with, arising from or relating to these Cases (and the commencement or administration thereof); the Disclosure Statement, the Plan, or the formulation, negotiation, preparation, dissemination, implementation, or administration of any of the foregoing documents; the solicitation of votes in connection with Confirmation of the Plan; the Exit Credit Facility; the Plan Documents; the Confirmation and/or consummation of the Plan; any contract, instrument, release, or other agreement or document created or entered into in connection with the Plan; any other act taken or omitted to be taken in connection with, or in contemplation of, any of the restructuring or other transactions contemplated by the Plan; and the property to be distributed or otherwise transferred under the Plan; provided further, however, that nothing in Plan Section 9.9 will release any entity from any claims, obligations, rights, causes of action, or liabilities arising out of such entity’s fraud or willful misconduct.  Each Released Party will be entitled reasonably to rely upon the advice of counsel with respect to its duties and responsibilities under the Plan, and will be fully protected in acting or refraining from acting in accordance with such advice.

G.           Risk Factors.

THE NEW AURORA PREFERRED STOCK, THE NEW AURORA CLASS A COMMON STOCK, THE NEW AURORA CLASS B COMMON STOCK, THE NEW SECURED NOTES, THE WORKING CAPITAL LOANS NOTES, AND THE NEW WARRANTS TO BE ISSUED UNDER THE PLAN AND/OR THE EXIT CREDIT FACILITY ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK.  CREDITORS SHOULD CAREFULLY REVIEW THE FOLLOWING FACTORS TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT PRIOR TO VOTING ON THE PLAN.  THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

1.	Ability to Service Debt.

Based on historical data and net cash provided by operating activities during recent fiscal years, anticipated growth and business prospects, and management’s operating strategy, the Debtors anticipate that the Reorganized Debtors should be able to generate sufficient cash from operations to meet the Cash obligations incurred pursuant to the Plan and the Plan Documents (including, without limitation, the New Secured Notes and the Working Capital Loans Notes).  If, however, the Reorganized Debtors are unable to generate sufficient funds to meet such obligations, funds will have to be derived from alternative sources such as equity financings, asset sales, additional borrowings, and/or reductions in capital expenditures.  Unfavorable conditions in the financial markets and the Debtors’ industry, restrictive covenants contained in the new debt instruments, and/or various other factors may limit the ability of the Reorganized Debtors successfully to undertake any such actions, however, and no assurance can be given as to the availability of feasible alternative sources of funds.  Any utilization of alternative sources of funds may impair the competitive position of the Reorganized Debtors, reduce their cash flows, or have other adverse consequences.

2.	Projected Operating and Financial Results.

The Debtors have prepared the financial projections attached as Exhibit B hereto.  The assumptions on which these projections are based, however, are subject to significant uncertainties and, inevitably, some assumptions will not materialize.  Also, unanticipated events and circumstances beyond the Reorganized Debtors’ control may affect the actual financial results.

Neither the Debtors nor the Reorganized Debtors make any representation as to the accuracy of the projections or the Reorganized Debtors’ ability to achieve projected results.  The actual results achieved could vary from the projected results and the variations may be material.  It is urged that all of the assumptions and other caveats regarding the projections set forth on Exhibit B hereto be examined carefully in evaluating the Plan.

The projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts.  The Debtors’ independent auditors have not examined the projections or compiled such analysis and assume no responsibility therefor.

3.	No Assurance of a Public Market of the New Aurora Common Stock, the New Aurora Preferred Stock, the New Secured Notes, the Working Capital Loans Notes, or the New Warrants.

The New Aurora Common Stock, the New Aurora Preferred Stock, the New Secured Notes, the Working Capital Loans Notes, and the New Warrants are new securities for which there is currently no trading market.  Subject to the terms of any Registration Rights Agreement the Reorganized Debtors may enter into in the future (if any), the New Aurora Common Stock, the New Aurora Preferred Stock, the New Secured Notes, the Working Capital Loans Notes, and the New Warrants will not be listed on an exchange or traded over the counter.  There can be no assurance that a market for any of these securities will develop, or, if such a market develops, whether such market would create liquidity or the price at which the New Aurora Common Stock, the New Aurora Preferred Stock, the New Secured Notes, the Working Capital Loans Notes, or the New Warrants may trade.

In addition, as described further herein, there will be certain restrictions on the right to trade either the New Aurora Preferred Stock or the New Aurora Common Stock for 25 months following the Effective Date.  Similarly, there will be restrictions on the right to assign the New Secured Notes to any Person or entity that is acting in the capacity of a “vulture fund.”

4.	No Public Reporting.

Aurora currently files reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the registration of the Old Aurora Common Stock under the Exchange Act.  On the Effective Date, the Old Aurora Common Stock will be cancelled and will no longer be outstanding.  Aurora will file a Form 15 with the SEC certifying termination of registration with respect to the Old Aurora Common Stock, and Aurora will file a Form 15 to terminate and/or suspend its obligations to file reports with the SEC.

Upon the Effective Date, the Reorganized Debtors will not file reports with the SEC.  Unless and until Reorganized Aurora becomes a “reporting company” pursuant to the Exchange Act, files on a timely basis the reports required to be filed thereunder, and otherwise complies with the provisions of Rule 144 and 144A, the holders of the New Aurora Common Stock, the New Aurora Preferred Stock, or the New Warrants will not be able to resell any such securities pursuant to Rule 144 or 144A.  Accordingly, no assurance can be given that a holder of the New Aurora Common Stock, the New Aurora Preferred Stock, or the New Warrants will be able to sell those securities in the future or as to the price at which such a sale may occur.  In addition, as described further herein, there will be restrictions on the right to trade either the New Aurora Preferred Stock or the New Aurora Common Stock for 25 months following the Effective Date, as well as on the right to assign any New Secured Notes to a “vulture fund.”

5.	Certain Tax Matters.

The Plan is subject to substantial uncertainties regarding the application of federal income tax laws, state laws, and local laws to various transactions and events contemplated therein.  See the section below entitled “Certain U.S. Federal Income Tax Considerations.”

6.	Consequences if the Plan is Not Confirmed or the Conditions to Effectiveness are Not Satisfied.

There can be no assurance that the Plan as proposed will be approved by the requisite number of Holders or amounts of Claims or by the Bankruptcy Court.  Similarly, in the event that any impaired Class or Classes vote(s) to reject the Plan, there can be no assurance that the Debtors will be able to obtain confirmation of the Plan under the Bankruptcy Code’s so-called “cram-down” provisions of Bankruptcy Code § 1129(b).  See the section below entitled “Confirmation Without Acceptance By All Impaired Classes.”

In the event the Plan is not confirmed within the exclusive time period allotted by the Bankruptcy Code and the Bankruptcy Court’s orders for the Debtors to propose and confirm the Plan, any other party-in-interest may propose a plan of reorganization, and subsequent plans may be proposed and approved by the requisite majorities and be confirmed by the Bankruptcy Court.  Notwithstanding Bankruptcy Court approval, it is possible that the Plan may not be consummated because of other external factors that may adversely affect the Debtors and their business.

Specifically, even if the Debtors obtain the requisite acceptances to confirm the Plan and/or the requirements for a “cram down” are met with respect to any Impaired Class that has rejected the Plan, there can be no assurance that the Bankruptcy Court will confirm the Plan.  Pursuant to Bankruptcy Code § 1128(b), any party-in-interest, including the United States Trustee, any creditor, or any equity holder, has the right to be heard by the Bankruptcy Court on any issue in the Cases.  It is possible that such a party-in-interest could challenge, among other things, the terms of the Plan or the adequacy of the time period allotted for solicitation on the Plan for considering whether to accept or to reject the Plan (the “Solicitation”).  Even if the Bankruptcy Court were to determine that the Solicitation was proper, it could still decline to confirm the Plan if it were to find that any statutory condition for confirmation had not been met.  Bankruptcy Code § 1129 sets forth the requirements for confirmation.  While the Debtors believe that the Plan complies with all of the confirmation requirements, there can be no assurance that the Bankruptcy Court will reach the same conclusion.  A party-in-interest may also object to the classification or treatment of any Claim or Interest and might succeed in persuading the Bankruptcy Court that the classification or treatment of such Claim or Interest provided by the Plan is improper.  In such event, it is the present intention of the Debtors to modify the Plan to provide for whatever reasonable classification or treatment may be required by the Bankruptcy Court for confirmation of the Plan and to use the votes received pursuant to the Solicitation for the purpose of obtaining the approvals of the affected Class or Classes.  However, the reclassification mandated by the Bankruptcy Court might render such course of action impossible, and the Debtors could then be forced to conduct a new solicitation of acceptances of the Plan, as modified.

The confirmation and effectiveness of the Plan are also subject to certain conditions.  See the section below entitled “Confirmation of the Plan — Conditions to Effectiveness.”  There can be no assurance that these conditions to confirmation and effectiveness of the Plan will be satisfied, or if not satisfied, that the Debtors will waive such conditions.  Therefore, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that it will subsequently be consummated and the restructuring completed.

Furthermore, there can be no assurance that modifications of the Plan will not be required for its confirmation, or that such modifications would not require resolicitation of acceptances from one or more classes of impaired claims and equity interests.

7.	Certain Restrictions on the Reorganized Debtors.

Although not yet entered into or documented as of the date hereof, any Exit Credit Facility (and the Working Capital Loans Notes issued in connection therewith) will likely contain certain restrictions on the operations of one or more of the Reorganized Debtors, as would the New Secured Notes and the New Aurora Preferred Stock.  Such restrictions in similar transactions typically include, among other things, limitations on the ability of the applicable Reorganized Debtor to incur additional indebtedness or liens beyond certain amounts, to make dividend payments and other distributions with respect to its outstanding stock under certain circumstance, and to enter into certain transactions with affiliates or otherwise unless conditions are satisfied.  For example, as described below in the section entitled “The New Aurora Preferred Stock,” Reorganized Aurora  would be prohibited from engaging in a merger or related transaction or incurring debt in excess of $500,000 without the prior written approval of holders of at least 66 2/3% of the outstanding shares of New Aurora Preferred Stock.

No assurance can be given that Reorganized Aurora will be able to obtain the required consent of the Exit Credit Facility Lenders or the Holders of the New Secured Notes and/or the New Aurora Preferred Stock in order to permit it to take advantage of business opportunities or to respond to market conditions in the future if such actions would be in violation of any such covenants contained in any Exit Credit Facility (and the Working Capital Loans Notes issued in connection therewith), the New Secured Notes and/or the New Aurora Preferred Stock (as applicable).  In addition, it is typical in transactions similar to any exit credit facility or new secured notes that a borrower/issuer such as Reorganized Aurora would be required to achieve, maintain, or comply with certain financial ratios and comply with other financial and operating covenants that will depend in large part on the adequacy of its operating results.  The ability of Reorganized Aurora to comply with such ratios and covenants may be affected by events beyond its control and there can be no assurance that it will be able to achieve, maintain, or comply with any prescribed ratios or covenants in the Exit Credit Facility (and/or the Working Capital Loans Notes issued in connection therewith), the New Secured Notes, and/or the New Aurora Preferred Stock.

8.	Risks Associated with the New Aurora Common Stock.

The New Aurora Class A Common Stock will be issued pursuant to the Plan, and the New Aurora Class B Common Stock may be issued under the Management and Director  Equity Plan, in each instance by Reorganized Aurora, a company which will hold a portion of its assets in the stock of Reorganized HPPC and their non-Debtor subsidiaries or affiliates.  It is expected that some portion of the revenues and earnings of Reorganized Aurora will be indirectly derived from these subsidiaries.  The right of Reorganized Aurora to participate in any distribution of assets of any direct or indirect subsidiary, including Reorganized HPPC and any non-Debtor subsidiary or affiliate, upon such subsidiary’s or affiliate’s liquidation or reorganization or otherwise, is necessarily subject to the prior claims of any creditors of such subsidiary, except to the extent that claims of Reorganized Aurora as a creditor of such subsidiary, if any, may be recognized.

In addition, Reorganized Aurora will have issued substantial secured debt (in the form of the New Secured Notes and the Working Capital Loans Notes issued in connection with the Exit Credit Facility), and will also have issued the New Aurora Preferred Stock, each of which will be granted a higher priority than the New Aurora Common Stock.  Also, the New Aurora Class A Common Stock issued on the Effective Date will be subject to dilution on a pari passu basis with all other holders of shares of New Aurora Class A Common Stock upon the issuance of any shares of New Aurora Common Stock issuable upon the exercise of the New Warrants, under the Management and Director Equity Plan, or otherwise.

Additionally, as set forth above, the Exit Credit Facility (including the Working Capital Loans Notes issued in connection therewith), the New Secured Notes, and/or the New Aurora Preferred Stock will impose certain restrictions on the payment of cash dividends or other distributions by the applicable Reorganized Debtors on its stock, including the New Aurora Common Stock.  Specifically, as described further herein, until all shares of New Aurora Preferred Stock have been fully redeemed in accordance with the terms of the Amended and Restated Articles of Incorporation or have received aggregate dividends equal to the aggregate liquidation preference plus all accrued and unpaid dividends thereon, 90% of the dividends to the equity security holders of Reorganized Aurora will be allocated to the holders of the New Aurora Preferred Stock.  See the section above entitled “Certain Restrictions on the Reorganized Debtors.”

9.	Securities Issuance.

The issuance of new securities involves adherence to certain securities law regulations.  Although the Debtors believe the securities issued in accordance with the Plan are exempt from these securities law requirements, there can be no assurance that the Bankruptcy Court or any applicable regulatory agency will decide that the relevant exemptions apply to these issuances. For a more detailed discussion of the risks involved with the securities issuance and the Debtors’ position on these issues, see the section below entitled “Securities Law Issues.”

10.	The Effect of Bankruptcy on the Debtors’ Business.

The Debtors have attempted to minimize the potential adverse effect of the filing of these Cases upon the Debtors’ relationships with their employees, suppliers, operators, lessors, and customers, by, among other things, filing a proposed disclosure statement and Chapter 11 plan (which reflects an agreement-in-principle with the Pre-Petition Secured Lenders) as closely as possible to the Petition Date in the hopes of minimizing the time the Debtors will spend in Chapter 11.  Nonetheless, the filing of these Cases by the Debtors and the publicity attendant thereto might have adversely affected the Debtors’ business and the businesses of any non-Debtor subsidiaries or affiliates, especially because of the inability to pay certain claims.  The Debtors are hopeful that relationships with their customers, suppliers, operators, lessors, and employees have been maintained and will not suffer further erosion if the Plan is confirmed and consummated in a timely fashion.

However, adverse effects are likely to be experienced during the pendency of any increasingly protracted bankruptcy cases.  If the Debtors remain in Chapter 11 for a prolonged period, they could continue to operate their business and manage their properties as debtors-in-possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code.  In light of financing and other potential concerns, it is not certain the degree to which the Debtors could survive as a going concern in protracted Chapter 11 cases.  The Debtors could have difficulty sustaining the high costs, and the erosion of vendor, operators, supplier, lessor, and customer confidence that may be caused if they remain in bankruptcy for an extended period.  Ultimately, there could be no assurance that the Debtors (or, if exclusivity were terminated, other parties-in-interest) would not be forced to liquidate under Chapter 7.

11.	Confirmation of a Modified Plan.

Although the Debtors believe that each of the provisions of the Plan is appropriate and legally valid in the context of these Cases, it is possible that one or more of such provisions may be subject to potential challenge and that the Plan, as confirmed, may differ in one or more material respects from the existing version of the Plan.

12.	Substantial Risks Inherent in the Debtors’ Business.

(a)	The Debtors have a history of losses.

The Debtors reported a net loss for the three months ended March 31, 2009 and the years ended December 31, 2008, 2007, and 2006.  There can be no assurance that the Debtors or the Reorganized Debtors will be able to achieve and maintain profitability.

(b)	Natural gas prices are volatile. A substantial decrease in natural gas prices would significantly affect the Debtors’ or the Reorganized Debtors’ business and impede their growth.

The Debtors’ and the Reorganized Debtors’ revenue, profitability, and future rate of growth are substantially dependent on their ability to find, develop, and acquire gas reserves that are economically recoverable based on prevailing prices of natural gas and oil.  Thus, the Debtors’ and the Reorganized Debtors’ revenues, profitability, and future growth will depend upon prevailing natural gas prices.  Prices also affect the amount of cash flow available for capital expenditures and the Debtors’ and the Reorganized Debtors’ ability to borrow and raise additional capital.  A substantial or extended decline in natural gas and oil prices could have a material adverse effect on their financial position, results of operations, cash flows, access to capital, and on the quantities of natural gas and oil that can be economically produced.  Lower prices may also reduce the amount of natural gas that the Debtors or the Reorganized Debtors can economically produce.  Also, it is possible that prices will be low at the time periods in which the wells are most productive, thereby reducing overall returns.  It is also possible that prices will drop so low that production will become uneconomical.  Ongoing production costs that will continue include equipment maintenance, compression, and pumping costs.  If production becomes uneconomical, the Debtors or the Reorganized Debtors may decide to discontinue production until prices improve.

Prices for natural gas fluctuate widely.  The prices for natural gas are subject to a variety of factors beyond the Debtors’ and the Reorganized Debtors’ control, including, the level of consumer product demand; weather conditions and fluctuating and seasonal demand; domestic and foreign governmental relations, regulations and taxation; the price and availability of alternative fuels; political conditions in oil and natural gas producing regions; the domestic and foreign supply of oil and natural gas including U.S. inventories of natural gas and oil reserves; speculative trading and other market uncertainty; technological advances affecting energy consumption; impact of energy conservation efforts; the cost, proximity and capacity of natural gas pipelines and other transportation facilities; and overall domestic and global economic conditions, all of which are beyond the Debtors’ control.

(c)	Failure to hedge the Debtors’ or the Reorganized Debtors’ production may result in losses.

On October 1, 2008, the Debtors received the Early Termination Notice for all their natural gas derivatives due to their default on the First Lien Loan and the Second Lien Loan.  The Debtors thus currently do not have the ability to hedge their production due to their bank defaults and the lack of borrowing base capacity to meet margin calls. By failing to hedge the Debtors’ or the Reorganized Debtors’ production, they may be more adversely affected by declines in natural gas prices than their competitors who are engaged in hedging arrangements.

(d)	Failure to develop reserves could adversely affect the Debtors’ or the Reorganized Debtors’ production and cash flows.

The Debtors’ and the Reorganized Debtors’ success depends upon their ability to find, develop, or acquire natural gas reserves that are economically recoverable.  The Debtors and the Reorganized Debtors will need to conduct successful exploration or development activities, joint venture relationship, and/or acquire properties containing proved reserves.  The business of exploring for, developing, or acquiring reserves is capital intensive.  The Debtors and the Reorganized Debtors may not be able to make the necessary capital investment to expand their natural gas reserves from cash flows, and external sources of capital may be limited or unavailable.  The Debtors’ and the Reorganized Debtors’ drilling and joint venture activities may not result in significant reserves, and the Debtors and the Reorganized Debtors may not have continuing success drilling productive wells.  Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations in which proved reserves have not been discovered.  Additionally, while the Debtors’ and the Reorganized Debtors’ revenues may increase if prevailing gas prices increase significantly, their finding costs for reserves also could increase, and the Debtors and the Reorganized Debtors may not be able to finance additional exploration or development activities.  Thus, the Debtors’ and the Reorganized Debtors’ future natural gas reserves and production, and therefore,  their cash flow and income are highly dependent on their success in efficiently developing and exploiting their current reserves and economically finding or acquiring additional recoverable reserves. The Debtors’ and the Reorganized Debtors’ ability to find and acquire additional recoverable reserves to replace current and future production at acceptable costs depends on their generating sufficient cash flow from operations and other sources of capital, including their joint venture partnerships, all of which are subject to the risks discussed elsewhere.

(e)	Some of the Debtors’ undeveloped leasehold acreage is subject to leases that may expire in the near future.

Leases covering approximately 148,429 of the Debtors’ 651,389 net acres, or 23%, are scheduled to expire on or before December 31, 2009.  However, the Debtors expect only to allow approximately 45,000 net acres to expire in 2009.  An additional 72% of the Debtors’ and the Reorganized Debtors’ net acres are scheduled to expire in the years 2010 and 2011.  If the Debtors or the Reorganized Debtors are unable or choose not to renew these leases or any leases scheduled for expiration beyond December 31, 2009, they will lose the right to develop the acreage that is covered by an expired lease which would impair their ability to expand their reserves and production.

(f)
Most of the Debtors’ current development activity and producing properties are located in Michigan and Indiana, making them and the Reorganized Debtors vulnerable to risks associated with operating in this region.

The Debtors’ current development activity is concentrated in Michigan and Indiana, and their currently producing properties are located primarily in a six-county area in Michigan.  As a result, the Debtors and the Reorganized Debtors may be disproportionately exposed to the impact of drilling and other delays or disruptions of production from these regions caused by weather conditions, governmental regulation, lack of field infrastructure, or other events which impact these areas.

(g)
The Debtors’ potential drilling locations comprise an estimation of part of their future drilling plans over several years, making them and the Reorganized Debtors susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Upon or around the Petition Date, the Debtors had over 3,700 net potential drilling locations to be included in their future multi-year drilling activities on their existing acreage.  These drilling locations represent a significant part of the Debtors’ and the Reorganized Debtors’ growth strategy.  The Debtors’ and the Reorganized Debtors’ ability to find joint venture or farmout partners to drill and develop these locations depends on a number of uncertainties, including the availability of capital, construction of infrastructure, seasonal conditions, regulatory approvals, natural gas prices, costs, and drilling results.  Because of these uncertainties, the Debtors do not know whether they or the Restructured Debtors will be able to find suitable joint venture or farmout partners, whether their numerous potential drilling locations will ever be drilled, or whether natural gas will ever be produced from these or any other potential drilling locations, which could materially affect their business.

(h)	The Debtors do not operate a substantial amount of their properties.

The Debtors conduct much of their oil and natural gas exploration, development, and production activities in joint ventures or other arrangements with others.  In some cases, the Debtors act as operator and retain significant management control; in other cases, they have reserved only an overriding royalty or other interest and have surrendered all management rights; and in still other cases, they have reserved the right to participate in management decisions, but do not have ultimate decision-making authority.

As of the Petition Date, the Debtors operated approximately 36% of their gross wells and 78% of their net wells.  The Debtors anticipate that in the future the percentage of gross wells that the Debtors and the Reorganized Debtors operate may decline. As a result of these varying levels of management control, for those properties that the Debtors do not operate, they and the Reorganized Debtors will have no control over: the number and location of wells to be drilled; the timing of drilling and re-completing of wells; the field company hired to drill and maintain the wells; the timing and amounts of production; the approval of other participants in drilling wells; development and operating costs; capital calls on working interest owners; and pipeline nominations.

These and other aspects of the operation of the Debtors’ and the Reorganized Debtors’ properties and the success of their drilling and development activities will in many cases be dependent on the expertise and financial resources of the Debtors’ and the Reorganized Debtors’ joint venture partners, third-party operators, and other parties.

(i)	The Debtors and the Reorganized Debtors may be unable to make acquisitions of producing properties or prospects or successfully integrate them into their operations.

Acquisitions of producing properties and undeveloped oil and natural gas leases have been an essential part of the Debtors’ long-term growth strategy.  The Debtors and the Reorganized Debtors may not be able to identify suitable acquisitions in the future or to finance these acquisitions on favorable terms or at all.  In addition, the Debtors and the Reorganized Debtors will compete against other companies for acquisitions, many of whom have substantially greater managerial and financial resources than the Debtors or the Reorganized Debtors will likely have.

The successful acquisition of producing properties and undeveloped natural gas leases requires an assessment of the properties’ potential natural gas reserves, future natural gas prices, development costs, operating costs, potential environmental and other liabilities and other factors beyond the Debtors’ and the Reorganized Debtors’ control.  These assessments are necessarily inexact and their accuracy inherently uncertain.  Such a review may not reveal all existing or potential problems, nor will it necessarily permit the Debtors or the Reorganized Debtors to become sufficiently familiar with the properties to fully assess their merits and deficiencies.  Significant acquisitions can change the nature of the Debtors’ and the Reorganized Debtors’ operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geological characteristics or geographic location than existing properties.  The Debtors’ and the Reorganized Debtors’ acquisitions may not be integrated successfully into their operations and may not achieve desired profitability objectives.

(j)	Much of the Debtors’ proved reserves are not yet generating production revenues.

Of the Debtors’ proved natural gas reserves as of the Petition Date, approximately 50% are classified as proved developed producing, 3% are classified as proved developed behind pipe, 16% are classified as proved developed non-producing, and 31% are classified as proved undeveloped.  Parties-in-interest herein should be aware that the Debtors’ and the Reorganized Debtors’ ability to convert proved reserves into revenues is subject to certain limitations, including the following:

•	Reserves characterized as proved developed producing reserves may be producing predominantly water and generate little or no production revenue;

•
Production revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, after the Debtors and the Reorganized Debtors have installed supporting infrastructure or taken other necessary steps.  It will be necessary to incur additional capital expenditures to install this required infrastructure, and the Debtors are currently unable to access significant capital for these expenditures;

•
Production revenues from estimated proved undeveloped reserves will not be realized until after such time, if ever, as the Debtors and the Reorganized Debtors make significant capital expenditures with respect to the development of such reserves, including expenditures to fund the cost of drilling wells, dewatering the wells, and building the supporting infrastructure; and

•
The reserve data assumes that the Debtors and/or the Reorganized Debtors will make significant capital expenditures to develop their reserves.  Although the Debtors have prepared estimates of the costs associated with developing these reserves in accordance with industry standards, no assurance can be given that their estimates of capital expenditures will prove accurate, that their and the Reorganized Debtors’ financing sources will be sufficient to fully fund their planned development activities, or that development activities will be either successful or in accordance with their schedule.  The Debtors and the Reorganized Debtors cannot control the performance of their joint venture partners on whom the Debtors and the Reorganized Debtors will depend for development of a substantial number of properties in which they have an economic interest and which are included in their reserves.  Further, any significant decrease in oil and natural gas prices or any significant increase in the cost of development could result in a significant reduction in the number of wells drilled.  No assurance can be given that any wells will yield commercially viable quantities.

(k)
The Debtors’ oil and natural gas reserve data are estimates based on assumptions that may be inaccurate and existing economic and operating conditions that may differ from future economic and operating conditions.

Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based upon assumptions that may change from year to year and vary considerably from actual results. Accordingly, reserve estimates may be subject to downward or upward adjustment.  Actual production, revenue, and expenditures with respect to the Debtors’ and the Reorganized Debtors’ reserves will likely vary from estimates, and such variances may be material.

Examples of items that may cause the Debtors’ estimates to be inaccurate include, but are not limited to, the following:

•
The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower;

•
Because the Debtors have limited historical production and operating cost data to draw upon, the estimated production volume and operating costs used to calculate their reserve values may be inaccurate;

•
Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation;

•
The reserve report for the Debtors’ Michigan Antrim and New Albany shale properties assumes that production will be generated from each well for a period of 50 years.  Because production is expected for such an extended period of time, the probability is enhanced that conditions at the time of production will vary materially from the current conditions used to calculate future net cash flows;

•
The 10% discount factor, which is required by the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69 to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks that will be associated with the Debtors’ and the Reorganized Debtors’ operations or the oil and natural gas industry in general;

•	The Debtors and the Reorganized Debtors may be unable to expend the capital resources required to achieve and maintain production within the time frame assumed in the calculation of revenues; and

•	Unanticipated regulatory problems not contemplated in the calculation of reserves may defer or impair production.

(l)	Drilling for and producing natural gas are high-risk activities with many uncertainties.

The Debtors’ and the Reorganized Debtors’ drilling activities are subject to many risks, including the risk that they will not discover commercially productive reservoirs.  Drilling for natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable.  In addition, the Debtors’ and the Reorganized Debtors’ drilling and producing operations may be curtailed, delayed, or canceled as a result of other factors, including:

•	The high cost, shortages or delivery delays of equipment and services;

•	Unexpected operational events and drilling conditions;

•	Adverse weather conditions, including flooding and tornados;

•	Facility or equipment malfunctions;

•	Title problems;

•	Pipeline ruptures or spills;

•	Compliance with environmental and other governmental requirements;

•	Unusual or unexpected geological formations;

•	Formations with abnormal pressures;

•	Injury or loss of life;

•	Environmental accidents such as gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment, including potential groundwater contamination;

•	Fires, blowouts, craterings, and explosions; and

•	Uncontrollable flows of natural gas or well fluids.

Any one of these factors could reduce or delay the Debtors’ or the Reorganized Debtors’ receipt of production revenues, thereby reducing their earnings.  In addition, any of these events can cause substantial losses, including personal injury, or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells, and regulatory penalties.

Although the Debtors and the Reorganized Debtors will maintain insurance against various losses and liabilities arising from their operations, insurance against all operational risks is not available to them.  Additionally, the Debtors and the Reorganized Debtors may elect not to obtain insurance if they believe that the cost of available insurance is excessive relative to the perceived risks presented.  Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.  The occurrence of an event that is not fully covered by insurance could reduce the results of operations.

(m)	Drilling and production delays may occur.

In order to generate revenues from the sale of oil and natural gas production from new wells, the Debtors and the Reorganized Debtors may need to complete significant development activity.  Delay in receiving governmental permits, adverse weather, natural disasters such as fire and flooding, a shortage of labor or parts, and/or dewatering time frames may cause delays, as discussed below.  These will result in delays in achieving and maintaining revenues from these new wells.

Oil and natural gas producers often compete for experienced and competent drilling, completion, and facilities installation vendors and production laborers.  The unavailability of experienced and competent vendors and laborers may cause development and production delays.

From time to time, vendors of equipment needed for oil and natural gas drilling and production become backlogged, forcing delays in development until suitable equipment can be obtained.  Moreover, for each new well, before drilling can commence, the Debtors and the Reorganized Debtors will have to obtain a drilling permit from the state in which the well is located.  The Debtors and the Reorganized Debtors will also have to obtain a permit for each salt water disposal well.  It is possible that for reasons outside of the Debtors’ or the Reorganized Debtors’ control, the issuance of the required permits will be delayed, thereby delaying the time at which production is achieved.

Adverse weather may also postpone any drilling or development activity, forcing delays until more favorable weather conditions develop.  This is more likely to occur during the winter and spring months, but can occur at other times of the year.

Different natural gas reservoirs contain different amounts of water.  The actual amount of time required for dewatering with respect to each well cannot be predicted with accuracy.  The period of time when the volume of gas that is produced is limited by the dewatering process may be extended, thereby delaying revenue production.  A well producing too much, or potable, water may have to be plugged.

(n)	The Debtors and the Reorganized Debtors will not own any drilling equipment.

Since the Debtors and the Reorganized Debtors will not own any drilling equipment, they are affected by competition for drilling rigs and the availability of related equipment.  In the past, on occasion the oil and natural gas industry has experienced shortages of drilling rigs, equipment, and personnel which has delayed development drilling and other exploration activities and has caused significant price increases.  The Debtors are unable to predict when or if such shortages may again occur or how they would affect their and the Reorganized Debtors’ development and exploration program.

(o)	Production levels cannot be predicted with certainty.

Until a well is drilled and has been in production for a number of months, the Debtors or the Reorganized Debtors will not know what volume of production they can expect to achieve from the well.  Even after a well has achieved its full production capacity,  the Debtors or the Reorganized Debtors cannot be certain how long the well will continue to produce or the production decline that will occur over the life of the well.  Estimates as to production volumes and production life are based on studies of similar wells (of which there are relatively few in the New Albany play) and, therefore, are speculative and not fully reliable.  As a result, the Debtors’ or the Reorganized Debtors’ revenue budgets for producing wells may prove to be inaccurate.

(p)	Pipeline capacity may be inadequate.

Because of the nature of natural gas development, there may be periods of time when pipeline capacity is inadequate to meet the Debtors’ or the Reorganized Debtors’ gas transportation needs.  It is often the case that as new development comes online, pipelines are close to or at capacity before new pipelines are built.  During periods when pipeline capacity is inadequate, the Debtors or the Reorganized Debtors may be forced to reduce production or incur additional expense as existing production requires additional compression to enter existing pipelines.

(q)	The Debtors’ and the Reorganized Debtors’ reliance on third parties for gathering and distribution could curtail future exploration and production activities.

The marketability of the Debtors’ and the Reorganized Debtors’ production will depend on the proximity of their reserves to, and the capacity of, third-party facilities and services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities.  The unavailability or insufficient capacity of these facilities and services could force the Debtors or the Reorganized Debtors to shut-in producing wells, delay the commencement of production, or discontinue development plans for some of their properties, which would adversely affect their financial condition and performance.

(r)	There is a potential for increased costs.

The oil and natural gas industry has historically experienced periods of rapidly increasing drilling and production costs, frequently during times of increased drilling activities.  If significant cost increases occur with respect to the Debtors’ or the Reorganized Debtors’ development activity, the Debtors or the Reorganized Debtors may have to reduce the number of wells they drill, which may adversely affect their financial performance.

(s)	The Debtors and the Reorganized Debtors may incur compression difficulties and expense.

As production of natural gas increases, more compression is generally required to compress the production into the pipeline.  As more compression is required, production costs increase, primarily because more fuel is required in the compression process.  Furthermore, because compression is a mechanical process, a breakdown may occur that will cause the Debtors or the Reorganized Debtors to be unable to deliver natural gas until repairs are made.

(t)	The Debtors’ or the Reorganized Debtors’ electricity sources may be unreliable, resulting in interference with production.

The Debtors have experienced a problem with periodic electricity outages, particularly in the area of their Antrim wells.  Because the Debtors’ and the Reorganized Debtors’ pumps are powered by electricity, such outages can reduce their production until each of the affected pumps is restarted.

(u)	Equipment failures may reduce the Debtors’ or the Reorganized Debtors’ production.

The Debtors have experienced significant production down time due to failed equipment in their wells and production facilities.  There is no assurance that the Debtors’ or the Reorganized Debtors’ well enhancement programs will remediate this problem or that they will be able to retain the services of experts who can improve the maintenance and repair of their wells sufficiently to reduce down time.

(v)	The Debtors or the Reorganized Debtors may not have good and marketable title to their properties.

It is customary in the oil and natural gas industry that upon acquiring an interest in a non-producing property, only a preliminary title investigation is done at that time and that a drilling title opinion is done prior to the initiation of drilling, neither of which can substitute for a complete title investigation.  The Debtors have followed this custom to date and they and the Reorganized Debtors intend to continue to follow this custom in the future.  Furthermore, title insurance is not available for mineral leases, and the Debtors and the Reorganized Debtors will not obtain title insurance or other guaranty or warranty of good title.  If the title to the Debtors’ or the Reorganized Debtors’ prospects should prove to be defective, the Debtors or the Reorganized Debtors could lose the costs that they have incurred in their acquisition or incur substantial costs for curative title work.

(w)	Competition in the Debtors’ and the Reorganized Debtors’ industry is intense, and they are smaller and have a more limited operating history than most of their competitors.

The Debtors and the Reorganized Debtors will compete with major and independent oil and natural gas companies for property acquisitions and for the equipment and labor required to develop and operate these properties.  The Debtors’ and the Reorganized Debtors’ ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend on their ability to conduct operations, to evaluate and select suitable properties, and to complete transactions in this highly competitive environment.

Most of the Debtors’ and the Reorganized Debtors’ competitors have substantially greater financial and other resources than the Debtors or the Reorganized Debtors will have.  In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than the Debtors or the Reorganized Debtors can, which would adversely affect their competitive position.  These competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than the Debtors or the Reorganized Debtors can.

(x)	Oil and natural gas operations involve various operating risks.

The oil and natural gas business involves operating hazards, such as well blowouts, craterings, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas, and other environmental hazards and risks.  Personal injuries, damage to property, equipment, and natural resources, reservoir damage, or loss of reserves may occur if such a catastrophe occurs, any one of which could cause the Debtors or the Reorganized Debtors to experience substantial losses.  In addition, the Debtors or the Reorganized Debtors may be liable for environmental damage caused by previous owners or operators of properties purchased or leased by them.

Federal and state regulation of oil and natural gas exploration, production, and transportation, tax and energy policies, changes in supply and demand, and general economic conditions all could adversely affect the Debtors’ ability to produce and market their natural gas and crude oil. Production from natural gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future.  There may be an excess supply of natural gas in areas where the Debtors’ or the Reorganized Debtors’ operations will be conducted.  If so, it is possible that there will be no market or a very limited market for the Debtors’ or the Reorganized Debtors’ product.

As a result of operating hazards, regulatory risks, and other uninsured risks, the Debtors or the Reorganized Debtors could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for exploration, development, or acquisitions.

(y)	The Debtors or the Reorganized Debtors may lack insurance that could lower risks.

The Debtors have procured insurance policies for general liability, property/pollution, well control, and director and officer liability in amounts considered by management to be adequate, as well as a $20 million excess liability umbrella policy.  Nonetheless, the policy limits may be inadequate in the case of a catastrophic loss experienced by the Debtors or the Restructured Debtors, and there are some risks that are not insurable.  The Debtors have and the Restructured Debtors may have only limited business interruption insurance.  An uninsured loss could adversely affect the Debtors’ or the Reorganized Debtors’ financial performance.

(z)	The Debtors or the Reorganized Debtors may incur non-cash charges to their operations as a result of current and future financing transactions.

Under current accounting rules and requirements, the Debtors or the Reorganized Debtors may incur additional non-cash charges to future operations beyond the stated contractual interest payments required under their current and potential future credit facilities.  While such charges are generally non-cash, they would impact the Debtors’ and the Reorganized Debtors’ results of operations and earnings per share and could be material.

(aa)	The Debtors or the Reorganized Debtors may be required under accounting rules to take write-downs, or may not be able to preserve the value of their net operating losses.

Under full cost accounting rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%.  Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded.  The Debtors recorded a ceiling write-down of $78.5 million as of December 31, 2008 and a write-down of $53.6 million as of March 31, 2009.  The write-down of oil and gas properties is not reversible at a later date.  Additional write-downs in future years may be required if the ceiling is exceeded again.

To the extent the Plan results in cancellation of indebtedness income to the Debtors, such income will not be taxable, but Aurora will be required to reduce its net operating losses (“NOLs”) and NOL carryforwards (and certain other tax attributes, such as tax basis) by the amount of such excluded income.  The future utilization of any remaining NOLs and NOL carryforwards may be severely limited to the extent Aurora experiences an ownership change within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”).  A special bankruptcy exception to Section 382 of the Tax Code may ameliorate the effect of an ownership change.  However, (a) there is no assurance that Aurora will be eligible for such exception, (b) the benefits of such exception will effectively be lost if Aurora experiences an ownership change prior to the consummation date of the Plan and (c) even if the exception applies as of the consummation date of the Plan, the benefits of the exception will be lost if Reorganized Aurora experiences another ownership change within the following two years.  See the discussion below under “Certain U.S. Federal Income Tax Considerations” for more information.

(bb)	The Debtors or the Reorganized Debtors face risks rising from potential material weaknesses in their internal control environment.

The Debtors’ management do not expect that their disclosure controls or their internal audit controls can prevent all possible error or fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurances that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that the Debtors or the Reorganized Debtors will have detected all control issues and instances of fraud, if any.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future condition; over time, controls may be inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(cc)
Because the Debtors handle natural gas and oil, the Debtors or the Reorganized Debtors may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental requirements or an accidental release of regulated materials into the environment.

The operations of the Debtors’ and the Reorganized Debtors’ are subject to stringent and complex federal, state, and local environmental laws and regulations.  These include, for example:

•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•
the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the handling and disposal of waste, including produced waters, from the Debtors and the Reorganized Debtors facilities; and

•
the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and comparable state laws that regulate the cleanup of regulated materials that may have been released at or from properties currently or previously owned or operated by the Debtors or Reorganized Debtors, or locations to which they have sent waste for treatment or disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil, and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including CERCLA, and analogous state laws and regulations, impose strict, and under certain circumstances joint and several, liability for costs required to investigate and clean up sites where regulated materials have been disposed of or otherwise released, and impose liability for natural resource damages.  Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

There is an inherent risk that the Debtors or the Reorganized Debtors may incur environmental costs and liabilities due to the nature of their business and the substances they handle.  For example, an accidental release from one of the Debtors’ or the Reorganized Debtors’ wells could subject them to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations.  Moreover, stricter laws, regulations, or enforcement policies may be enacted or adopted that could significantly increase the Debtors’ or the Reorganized Debtors’ compliance costs and the cost of any remediation that may become necessary.  The Debtors or the Reorganized Debtors may not be able to recover all or a material portion of environmental costs under any applicable insurance policies, or from other responsible parties.  See the section above entitled “Regulatory Considerations.”

(dd)	The Debtors and the Reorganized Debtors will be subject to complex federal, state, and local laws and regulations that could adversely affect their business.

Oil and natural gas operations are subject to various federal, state, and local government laws and regulations, which may be changed from time to time in response to economic or political conditions.  Matters that are typically regulated include:  discharge permits for drilling operations; drilling bonds; reports concerning operations; spacing of wells; unitization and pooling of properties; environmental protection; and taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of natural gas and crude oil.  The Debtors and the Reorganized Debtors will also be subject to changing and extensive tax laws, the effects of which they cannot predict.

The development, production, handling, storage, transportation, and disposal of natural gas and crude oil, by-products and other substances and materials produced or used in connection with oil and natural gas operations are subject to laws and regulations primarily relating to protection of human health and the environment.  The discharge of natural gas, crude oil, or pollutants into the air, soil, or water may give rise to significant liabilities on the Debtors’ or the Reorganized Debtors’ part to the government and third parties and may result in the assessment of civil or criminal penalties or require them to incur substantial costs of remediation.

Legal and tax requirements frequently are changed and subject to interpretation, and the Debtors are unable to predict the ultimate cost of compliance with these requirements or their effect on their or the Reorganized Debtors’ operations.  Existing laws or regulations, as currently interpreted or reinterpreted in the future, could harm the Debtors’ or the Reorganized Debtors’ business, results of operations, and financial condition.

IX.           CONFIRMATION OF THE PLAN

As discussed further below, the Bankruptcy Court will determine at the Confirmation Hearing whether the following requirements for confirmation, set forth in Bankruptcy Code § 1129, have been satisfied:

(a)	The Plan complies with the applicable provisions of the Bankruptcy Code.

(b)	The Debtors have complied with the applicable provisions of the Bankruptcy Code.

(c)	The Plan has been proposed in good faith and not by any means forbidden by law.

(d)
Any payment made or to be made by the Debtors or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in, or in connection with, these Cases, or in connection with the Plan and incident to these Cases, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

(e)
The Debtors have disclosed (i) the identity and affiliations of (x) any individual proposed to serve, after confirmation of the Plan, as a director, manager, officer, or voting trustee (as applicable) of the Reorganized Debtors, (y) any affiliate of the Debtors participating in a joint plan with the Debtors, or (z) any successor to the Debtors under the Plan (and the appointment to, or continuance in, such office of such individual(s) is consistent with the interests of Creditors and Interest Holders and with public policy), and (ii) the identity of any insider that will be employed or retained by the Debtors and the nature of any compensation for such insider.

(f)
With respect to each Class of Claims or Interests, each Impaired Creditor and Impaired Interest Holder either has accepted the Plan or will receive or retain under the Plan on account of the Claims or Interests held by such entity, property of a value, as of the Effective Date, that is not less than the amount that such entity would receive or retain if the Debtors were liquidated on such date under Chapter 7 of the Bankruptcy Code.  See the section below entitled “Best Interests Test.”

(g)
The Plan provides that Allowed Administrative Claims and Allowed Priority Claims will be paid in full and that Allowed Tax Claims will receive on account of such Claims deferred Cash payments (a) of a value, as of the Effective Date, equal to the amount of such Allowed Tax Claim, (b) over a period not exceeding five years after the Petition Date, and (c) in a manner not less favorable than the treatment of the most favored nonpriority Claim provided for by the Plan, except to the extent that the Holder of any such Claim has agreed to less favorable treatment.

(h)
If a Class of Claims is Impaired under the Plan, at least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by insiders holding Claims in such Class.

(i)
Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.  See the Section IX.G below entitled “Feasibility Test.”

(j)
The Plan provides for the continuation after the Effective Date of all retiree benefits, if any, at the level established pursuant to Bankruptcy Code § 1114(e)(1)(B) or 1114(g) at any time prior to confirmation of the Plan for the duration of the period the Debtors have obligated themselves to provide such benefits.

The Debtors believe that all of the requirements of Bankruptcy Code § 1129 are met.  Among other things, the Debtors believe that, upon receipt of the votes required to confirm the Plan, the Plan and the Debtors will satisfy and be in compliance with all the statutory requirements of Chapter 11.

A.           Solicitation of Votes.

Any Creditor in the Voting Classes (2A, 2B, 3A, or 3B) that is the Holder of an Allowed Claim therein is entitled to vote on the Plan, unless such Claim has otherwise been objected to or disallowed for voting purposes by the Bankruptcy Court.  A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that an acceptance or rejection was not solicited or procured or made in good faith or in accordance with the provisions of the Bankruptcy Code.  For a more complete description of voting procedures and the record date for voting, see the section above entitled “Voting Instructions.”

B.           Confirmation Hearing.

The Bankruptcy Code requires that the Bankruptcy Court hold a hearing on Confirmation of the Plan after all Ballots have been cast.  The Confirmation Hearing has been scheduled for __________ __, 2009 at __:__ _M. (Prevailing Eastern Time).  At the Confirmation Hearing, the Bankruptcy Court will (i) determine whether the Plan has been accepted by the requisite majorities of each Voting Class, (ii) hear and decide all objections to the Plan and to confirmation of the Plan, if any, (iii) determine whether the Plan meets the requirements of the Bankruptcy Code, and (iv) confirm or not confirm the Plan.  The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjournment made at the initial Confirmation Hearing or at any subsequently scheduled Confirmation Hearing.

Any Creditor, Interest Holder, or other party-in-interest that wishes to object to Confirmation of the Plan must file, on or before _:_0 PM (Prevailing Eastern Time) on ____________ __, 2009, a written objection or response with the Clerk of the Bankruptcy Court, United States Bankruptcy Court for the Western District of Michigan, One Division Avenue, N.W., Grand Rapids, Michigan  49503-3132, and serve copies on (a) co-counsel to the Debtors, (i) Cahill Gordon & Reindel LLP, Eighty Pine Street, New York, New York  10005 (Attn:  Joel H. Levitin, Esq., and Stephen J. Gordon, Esq.) and (ii) Warner Norcross & Judd LLP, 900 Fifth Third Center, 111 Lyon Street NW, Grand Rapids, Michigan  49503 (Attn:  Stephen B. Grow, Esq.); (b) the United States Trustee, 125 Ottawa Street, Suite 200R, Grand Rapids, Michigan 49503; (c) counsel to the Creditors Committee, Brandt, Fisher, Alward & Roy, P.C., 1241 E. Eighth Street, Post Office Box 5817, Traverse City, Michigan 49696-5817 (Attn:  Thomas R. Alward, Esq. and Susan Jill Rice, Esq.); (d) co-counsel to BNP, (i) Munsch Hardt Kopf & Harr, P.C., 3800 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas, 75201 (Attn:  Russell L. Munsch, Esq., Walter Buchanan, Esq., and Kevin M. Lippman, Esq.) and (ii) Lambert, Leser, Isackson, Cook & Giunta, P.C., 916 Washington Ave., Suite 309, Bay City, Michigan  48708 (Attn:  Rozanne M. Giunta, Esq.); and (e) counsel for the Second Lien Loan Administrative Agent, Bracewell & Giuliani LLP, 711 Louisiana Street, Suite 2300, Houston, Texas, 77002 (Attn:  Trey Wood, Esq.).

Any objection or response must be timely filed and served in order to enable the Creditor, Interest Holder, or other party-in-interest to be heard at the Confirmation Hearing.  All objections must state with particularity the grounds therefor.

C.           Classification.

The Debtors are required under Bankruptcy Code § 1123 to classify the Claims and Interests of their Creditors and Interest Holders, respectively, into Classes that contain Claims and Interests that are substantially similar to the other Claims or Interests in such Class.  While the Debtors believe that the proposed classification and treatment of Claims and Interests is in compliance with the provisions of Bankruptcy Code § 1123 and is supported by prevailing case law, the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed.

ANY RECLASSIFICATION OF CLAIMS OR INTERESTS REQUIRED BY THE BANKRUPTCY COURT COULD ADVERSELY AFFECT THE CLASS IN WHICH SUCH CLAIM OR INTEREST WAS INITIALLY CLASSIFIED OR ANY OTHER CLASSES UNDER THE PLAN BY CHANGING THE COMPOSITION OF SUCH CLASSES AND THE REQUIRED VOTE THEREFOR FOR APPROVAL OF THE PLAN.  FURTHERMORE, A RECLASSIFICATION OF CLAIMS OR INTERESTS AFTER APPROVAL OF THE PLAN COULD NECESSITATE THE RESOLICITATION OF A COMPLETELY NEW PLAN OF REORGANIZATION.

D.           Impairment.

The Bankruptcy Code requires, as a condition to Confirmation, that each class of Claims or Interests that is impaired under the Plan and is receiving a distribution under the Plan votes to accept the Plan (with the exception described in Section F hereof).  A Class that is not “impaired” under the Plan is deemed to have accepted the Plan and, therefore, solicitation of acceptances with respect to such Class is not required.  A Class is “impaired” unless the Plan (a) leaves unaltered the legal, equitable, and contractual rights to which the Claim or Interest entitles the Holder of such Claim or Interest or (b) cures any default that occurred before or after the commencement of Chapter 11 cases (other than defaults of a kind specified in Bankruptcy Code § 365(b)(2)), reinstates the original maturity of the Claim or Interest, compensates the Holder for any damages incurred as a result of any reasonable reliance by such Holder on any contract provision that entitled the Holder to demand or receive accelerated payment of the Claim, and does not otherwise alter the legal, equitable, or contractual rights to which the Claim or Interest entitles the Holder thereof.

E.           Acceptance of the Plan.

Classes 1, 2C, and 2D are unimpaired and, therefore, the Holders of Allowed Claims in such Classes are conclusively presumed to have accepted the Plan pursuant to Bankruptcy Code § 1126(f).  Classes 2A, 2B, 3A, and 3B are impaired and, therefore, the Holders of Allowed Claims in such Classes are entitled to vote to accept or to reject the Plan (solely on account of their Claims in such Classes).  Classes 4, 5, and 6 (subject to the provisions of Plan Section 5.7) are impaired but are deemed to have rejected the Plan pursuant to Bankruptcy Code § 1126(g), because the Holders of Claims and/or Interests in such Classes (as applicable) do not receive or retain any property under the Plan in respect of their Claims or Interests.

Chapter 11 does not require that each holder of a claim against, or an interest in, a debtor vote in favor of a plan of reorganization for the Bankruptcy Court to confirm such a plan.  The Bankruptcy Code defines acceptance of a plan of reorganization by a class of claims as acceptance by the creditors holding a majority in number and at least two-thirds in amount of the allowed claims of that class that have actually been voted on the plan.  The Bankruptcy Code defines acceptance of a plan of reorganization by a class of interests as acceptance by the holders of at least two-thirds in amount of the allowed interests in that class that have actually been voted on the plan.  Accordingly, claims or interests that are not voted will not be counted to determine whether the requisite acceptances have been obtained with respect to the Plan.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, EACH HOLDER OF A CLAIM OR INTEREST IN A CLASS WILL RECEIVE, ON ACCOUNT OF SUCH CLAIM OR INTEREST, THE SAME TREATMENT AS THE OTHER MEMBERS OF SUCH CLASS (SUBJECT TO THE TERMS AND CONDITIONS OF THE PLAN), WHETHER OR NOT SUCH HOLDER VOTED TO ACCEPT THE PLAN.  MOREOVER, UPON CONFIRMATION, THE PLAN WILL BE BINDING ON ALL CREDITORS AND INTEREST HOLDERS REGARDLESS OF WHETHER SUCH CREDITORS OR INTEREST HOLDERS VOTED TO ACCEPT THE PLAN.

A vote to reject the Plan can only occur by proper submission of a duly executed Ballot.  A vote to accept the Plan can only occur by proper submission of a duly executed Ballot or by submission of a Ballot either indicating a vote both to accept or to reject the Plan or indicating no choice.  Failure of a Holder to return the Ballot does not constitute a vote to accept or to reject the Plan by that Holder.

F.           Confirmation Without Acceptance By All Impaired Classes.

In the event that any impaired class or classes rejects a plan of reorganization,  Bankruptcy Code § 1129(b) provides that, as long as at least one impaired class has accepted the plan (without counting the votes of any insiders in such class), a debtor may nevertheless seek and obtain confirmation of the plan.  The Debtors anticipate that at least Class 2A and Class 2B, which are both impaired, will vote, as Classes, to accept the Plan in accordance with Bankruptcy Code § 1126, as the Debtors and the Holders of Claims in such Classes have reached an agreement-in-principle regarding the terms of the Plan.  Furthermore, in light of the fact that the Plan provides at least a partial recovery in the form of Cash (which the Debtors do not believe would otherwise be available to such Creditors or required in the context of a liquidation of the Debtors under Chapter 7), the Debtors are hopeful that Class 3A and/or Class 3B will also vote to accept the Plan, in accordance with Bankruptcy Code § 1126.  Thus, the Debtors anticipate that at least one, if not more, impaired Class of Claims will accept the Plan in accordance with Bankruptcy Code § 1126, such that the requirements of Bankruptcy Code § 1129(b)(1) will be met.

To obtain confirmation under the so-called “cram-down” provisions of Bankruptcy Code § 1129(b), it must also be demonstrated to the Bankruptcy Court that the plan does not “discriminate unfairly” and is “fair and equitable” with respect to any dissenting class. The “unfair discrimination” test requires, among other things, that the plan may only treat similar claims differently if there is a reasonable basis for such disparate treatment.  The Bankruptcy Code has established different “fair and equitable” tests for secured creditors, unsecured creditors, and equity holders.  The respective tests in relevant part are as follows:

1.	Secured Creditors.

Either (i) each impaired secured creditor of the rejecting class (I) retains its liens in the collateral securing such creditor’s claim or in the proceeds thereof to the extent of the allowed amount of its secured claim and (II) receives deferred cash payments in at least the allowed amount of its secured claim with the present value on the Effective Date at least equal to such creditor’s interest in its collateral or in the proceeds thereof, (ii) the Plan provides for the sale, subject to Bankruptcy § 363(k), of any property that is subject to the liens securing such claims, free and clear of such liens, with such liens to attach to the proceeds of such sale, or (iii) the plan provides each impaired secured creditor with the “indubitable equivalent” of its claim.

2.	Unsecured Creditors.

Either (i) each impaired unsecured creditor of the rejecting class receives or retains under the plan property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and interests that are junior to the claims of the dissenting class do not receive or retain any property under the plan (sometimes known as the “absolute priority rule”) on account of such junior claim or interest.

3.	Equity Holders.

Either (i) each equity holder of the rejecting class receives or retains under the plan property of a value equal to the value of such holder’s equity interest, or (ii) the holders of interests that are junior to the interests of such rejecting class do not receive or retain any property under the plan on account of such junior interest.

When all applicable requirements for confirmation of the Plan are met as set forth in Bankruptcy Code § 1129(a)(1)-(13), except subsection (8) thereof, the Debtors intend to request that the Bankruptcy Court confirm the Plan pursuant to Bankruptcy Code § 1129(b), notwithstanding the requirements of Bankruptcy Code § 1129(a)(8), on the basis that the Plan is fair and equitable and does not discriminate unfairly with respect to any dissenting, impaired class.  In particular, the treatment of any rejecting classes or adversely affected classes will be modified and amended from that set forth in the Plan, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b).  These modifications may include, but will not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting classes and to junior classes affected thereby (even if such classes previously accepted the Plan) consistent with Bankruptcy Code § 1129(b)(2)(B)(ii) and 1129(b)(2)(C)(ii).  No party-in-interest, however, will be deemed to waive any right to object to such modification(s) or to cast a new ballot with respect to the Plan, which is granted or provided for under the Bankruptcy Code or Bankruptcy Rule.

IN THE EVENT THAT, FOLLOWING THE REJECTION OF THE PLAN BY AN IMPAIRED CLASS OR CLASSES, AT THE ELECTION OF THE DEBTORS, THE PLAN IS MODIFIED AS DESCRIBED ABOVE (AND IN CONFORMITY WITH ARTICLE X OF THE PLAN), AND THE PLAN AS MODIFIED IS CONFIRMED BY THE BANKRUPTCY COURT, THE REJECTING CLASS OR CLASSES AND ANY CLASS JUNIOR TO SUCH CLASS OR CLASSES COULD BE TREATED LESS FAVORABLY THAN AS CURRENTLY PROVIDED IN THE PLAN, INCLUDING RETAINING NO PROPERTY AND RECEIVING NO DISTRIBUTION UNDER THE PLAN.

THE DEBTORS BELIEVE THAT THE PLAN DOES NOT DISCRIMINATE UNFAIRLY WITH RESPECT TO ANY CLASS AND IS FAIR AND EQUITABLE WITH RESPECT TO EACH IMPAIRED CLASS.  THEREFORE, THE DEBTORS INTEND TO SEEK CONFIRMATION OF THE PLAN EVEN IF FEWER THAN THE REQUISITE NUMBER OF FAVORABLE VOTES ARE OBTAINED FROM ANY PARTICULAR VOTING CLASS.

G.	Feasibility Test.

The Bankruptcy Code requires that, in order to confirm the Plan, the Bankruptcy Court must find that Confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the Reorganized Debtors (the “Feasibility Test”).  For the Plan to satisfy the Feasibility Test, the Bankruptcy Court must find that the Reorganized Debtors will likely possess the resources and working capital necessary to operate profitably and, based on reasonable assumptions, will be able to meet their obligations under the Plan.

For purposes of determining whether the Plan meets the Feasibility Test, the Debtors have analyzed their ability to meet their obligations under the Plan.  As part of this analysis, the Debtors have prepared projections (the “Financial Projections”) for the six-year period ending with the 2014 Fiscal Year.

The Financial Projections indicate that the Reorganized Debtors should have sufficient cash flow to make the payments required under the Plan on the Effective Date, repay and service debt obligations, and maintain operations.  Accordingly, the Debtors believe that the Plan complies with Bankruptcy Code § 1129(a)(11).

As noted in the Financial Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Financial Projections or as to the Reorganized Debtors’ ability to achieve the projected results.  Many of the assumptions upon which the Financial Projections are based are subject to uncertainties outside the control of the Debtors.  Some assumptions inevitably will not materialize, and events and circumstances occurring after the date on which the Financial Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect the Debtors’ financial results.

THE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING FINANCIAL PROJECTIONS.  FURTHERMORE, THE FINANCIAL PROJECTIONS HAVE NOT BEEN AUDITED BY THE DEBTORS’ INDEPENDENT CERTIFIED ACCOUNTANTS.  ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE FINANCIAL PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH HAVE NOT BEEN ACHIEVED TO DATE AND MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, LITIGATION, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY, IF NOT ALL, OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS.  CONSEQUENTLY, THE FINANCIAL PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE FINANCIAL PROJECTIONS WILL BE REALIZED.  ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE FINANCIAL PROJECTIONS.

These projections, and the significant assumptions upon which the projections are based, are included in Exhibit B hereto.  Based on this analysis set forth in the Financial Projections, the Debtors believe that the Plan provides a feasible means of reorganization and operation from which there is a reasonable expectation that, subject to the risks disclosed therein, the Reorganized Debtors will be able to make the payments required to be made pursuant to the Plan, and they believe that this reorganization will not be followed by another financial reorganization.

H.	Best Interests Test.

Under the Bankruptcy Code, confirmation of a plan requires that each creditor or equity holder in an impaired class either accept the plan or receive or retain under the plan property of a value, as of the effective date, that is not less than the value such creditor or equity holder would receive or retain if the debtor were liquidated under Chapter 7.

To determine what the holders of claims and interests in each impaired class would receive if a debtor were liquidated, the Bankruptcy Court must determine the dollar amount that would be generated from a liquidation of the assets of the debtor in the context of a hypothetical liquidation case under Chapter 7.  Such determination must take into account the fact that secured claims, the costs and expenses of liquidation, and any costs and expenses resulting from the original reorganization case would have to be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-petition unsecured claims and interests.

To determine if a plan is in the “best interests” of each impaired class, the present value of the distributions from the proceeds of the hypothetical liquidation of the assets and properties of the debtor (after subtracting the amounts attributable to secured claims and costs and expenses of the Cases) must be compared to the present value of the consideration offered to such classes under the plan.

After consideration of the effect that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors and interest holders of the Debtors, including (1) increased costs and expenses of liquidation under Chapter 7 arising from fees payable to a bankruptcy trustee (up to three percent of total proceeds) and the attorneys and other professionals such trustee might engage, (2) additional expenses and claims that would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the Debtors’ operations, some of which could give rise to claims entitled to priority, (3) the erosion of the value of the Debtors’ assets in the context of an expedited liquidation required under Chapter 7 and the “fire sale” atmosphere that would prevail, especially at this time of historically low natural gas prices, (4) the adverse effects on the salability of the Debtors’ business that could result from the possible departure of key employees, (5) the cost attributable to the time value of money resulting from what is likely to be a more protracted proceeding, (6) the application of the absolute priority rule to distributions in a Chapter 7 liquidation, and (7) the loss of the value of the Debtors as a going concern, the Debtors have determined that confirmation of the Plan will provide each holder of a claim or interest in an impaired class with a recovery that is greater than or equal to what such holder would receive pursuant to a Chapter 7 liquidation of the Debtors.

The Debtors believe that due regard has been given to the various Intercompany Claims and to the relative merits of potential intercompany litigation in formulating the Plan.  However, if the Plan is not confirmed, and the Debtors are liquidated under Chapter 7, a separate trustee may be appointed for each of the Debtors, and litigation may ensue among the respective trustees concerning the Intercompany Claims or otherwise.

In applying the best interests test, it is possible that Claims and Interests in any Chapter 7 case(s) would not be classified according to the seniority of such Claims and Interests as provided in the Plan.  In the absence of a contrary determination by the Bankruptcy Court, all pre-petition General Unsecured Claims (as well as any undersecured portions of the First Lien Loan Claims, the Second Lien Loan Claims, and/or the NW Bank Claims) that have the same rights upon liquidation may be treated as one class for the purposes of determining the potential distribution of the liquidation proceeds resulting from the Chapter 7 case(s) of the Debtors.  The distributions from the liquidation proceeds would be calculated ratably according to the amount of the aggregate Claims held by each Creditor.  The Debtors believe that the most likely outcome of liquidation proceedings under Chapter 7 would be the application of the rule of absolute priority of distributions.  Under that rule, no junior Creditor may receive any distribution until all senior Creditors are paid in full with interest, and no Interest Holder may receive any distribution until all Creditors are paid in full with interest.

The liquidation analysis attached hereto as Exhibit C was prepared by the Debtors and Huron, the Debtors’ restructuring advisors, and is premised on a liquidation in a Chapter 7 case(s).  The information contained therein reflects various assumptions and estimates that are subject to revision and adjustment.  Neither the Debtors nor any of their officers, affiliates, professionals, advisors, or agents make any representation or warranty as to the accuracy or completeness of any information contained in the liquidation analysis.

In the liquidation analysis, the Debtors have taken into account the nature, status, and underlying value of their assets, the ultimate realizable value of such assets, and the extent to which such assets are subject to liens and security interests.  Based on this liquidation analysis, the Debtors estimate that in a liquidation under Chapter 7, after payment of all liquidation and other costs, (a) the liquidation value remaining to satisfy the First Lien Loan Claims is estimated to be approximately between [$31.4] million (under the lower estimation) and [$48.4] million (under the higher estimation), which approximates a recovery of between [43%] and [66%] of each such Claims, (b) the liquidation value remaining to satisfy the Second Lien Loan Claims is estimated to be $0, which constitutes a recovery of 0% of each such Claims, (c) the liquidation value remaining to satisfy the NW Bank Claims is estimated to be approximately between $[1.65 million] (under the lower estimation) and $[1.96 million] (under the higher estimation), which approximates a recovery of between [64%] and [76%] of each such Claims, (d) the liquidation value remaining to satisfy the Allowed General Unsecured Claims against Aurora in Class 3A is estimated to be $0, for a recovery of 0% for each such Claims, and (e) the liquidation value remaining to satisfy the Allowed General Unsecured Claims against HPPC in Class 3B is estimated to be between approximately $5,000 to $7,000, which constitutes a recovery of between [7.3%] and [10.3%] of each such Claims.  The Debtors therefore believe that Holders of Allowed Claims in each such Classes (including NW Bank, on account of the NW Bank Note Deficiency Claim in Class 3A) will receive the same if not more under the Plan than they would under any hypothetical Chapter 7 liquidation.

Specifically, under the terms of the Plan, the Holders of Allowed General Unsecured Claims against Aurora in Class 3A (including NW Bank, on account of the NW Bank Note Deficiency Claim) will receive their Pro Rata Share of $150,000, such that the Debtors estimate that these Holders will receive a recovery equal to between approximately [6% and 9%] of their respective Allowed Claims (depending upon, among other things, the amount of Class 3A Claims, such as the NW Bank Note Deficiency Claim, that are ultimately Allowed Claims).  In addition, the Holders of Allowed General Unsecured Claims against HPPC in Class 3B will receive their Pro Rata Share of $50,000 (not to exceed 100% of the Allowed amount of such Claims), such that the Debtors estimate that these Holders will receive a recovery equal to approximately [72% to 100%] of their respective Allowed Claims (depending upon, among other things, the amount of Class 3B Claims that are ultimately Allowed Claims).  In contrast, the Debtors do not believe that the Holders of such Claims would receive any distribution under any hypothetical Chapter 7 liquidation on account thereof.

Also, under the Plan, the Holders of Allowed First Lien Loan Claims will receive their Pro Rata Share of $40 million in principal face amount of New Secured Notes and [32] million shares of New Aurora Preferred Stock that would have an aggregate initial liquidation preference equal to approximately $32 million.  The Debtors currently estimate the total value of such [32] million shares to be approximately $[6.4] million, or $[0.20] per share.  Combined with the principal face amount of the New Secured Notes, this equates to an estimated recovery of approximately [63] cents per dollar of such Allowed First Lien Loan Claims under the Plan (which exceeds the estimated recovery available for such Claims in a Chapter 7 liquidation scenario, as set forth above and on Exhibit C attached hereto).

In addition, under the Plan, the Holders of Allowed Second Lien Loan Claims will receive their Pro Rata share of [56] million shares of New Aurora Class A Common Stock.  The Debtors currently estimate the total value of such [56] million shares to be approximately $[1,000], or $[0.000002] per share.  This equates to an estimated recovery of approximately [0.000002] cents per dollar of such Allowed Second Lien Loan Claims under the Plan (which exceeds the estimated recovery available for such Claims in any Chapter 7 liquidation scenario, as set forth above and on Exhibit C attached hereto).

The estimated value of the recoveries under the terms of the Plan to the Holders of Allowed First Lien Loan Claims and Allowed Second Lien Loan Claims is based upon an assumed reorganization value for the Reorganized Debtors of approximately $[49 million], which is the midpoint of their valuations that range from approximately $[48 million] to $[50 million] as of an assumed Effective Date of [December of 2009].  See the Section below entitled “Valuation of the Reorganized Debtors.”

Also, under the Plan, the Holder of the Allowed NW Bank Claims will receive a transfer of the NW Bank Collateral (which the Debtors estimate to have a total value equal to between approximately [$1.65 million to $1.96 million]) and its Pro Rata Share of the Cash to be distributed to the Holders of Allowed Class 3A Claims on account of the NW Bank Deficiency Claim.  The Debtors estimate that the Holder of the NW Bank Claims will receive on account of its Claims under the NW Bank Note an estimated recovery of approximately between [64% to 76%] under the Plan (which, by virtue of, among other things, the payment on account of the NW Bank Deficiency Claim, and the ability to avoid incurring any brokerage fees and costs that would be required to liquidate such collateral, exceeds the estimated recovery available for such Claims in any Chapter 7 liquidation scenario).  [In addition, the Debtors currently anticipate that the NW Bank LCs Claim will be Reinstated.]

Based upon (i) the higher recoveries to holders of Allowed First Lien Loan Claims, Allowed Second Lien Loan Claims, Allowed NW Bank Claims, and the Allowed General Unsecured Claims in Classes 3A and 3B, respectively, under the terms of the Plan versus the projected recoveries to these Classes under the hypothetical Chapter 7 liquidation, and (ii) the fact that all other Allowed Claims and Interests will receive under the Plan no less than what they would receive under the hypothetical Chapter 7 liquidation, the Debtors believe and submit that the proposed Plan satisfies the best interests test.

I.	Valuation of the Reorganized Debtors.

THE VALUATION INFORMATION CONTAINED IN THIS SECTION WITH REGARD TO THE REORGANIZED DEBTORS IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN.

The Debtors have been advised by Huron, with respect to the consolidated Enterprise Value (as hereinafter defined) of the Reorganized Debtors on a going-concern basis.  Huron and the Debtors undertook this valuation analysis for the purpose of determining value available for distribution to Holders of Allowed Claims pursuant to the Plan and to analyze the relative recoveries to such Holders thereunder.  The estimated total value available for distribution (the “Distributable Value”) to Holders of Allowed Claims is comprised of an estimated value of the Reorganized Debtors’ operations on a going concern basis (the “Enterprise Value”).

In estimating the Enterprise Value of the Reorganized Debtors, Huron and the Debtors:  (a) reviewed certain historical financial information of the Debtors for recent years and interim periods; (b) reviewed certain internal financial and operating data of the Debtors, including the Financial Projections described in this Disclosure Statement, which data were prepared by the management of the Debtors and provided to Huron and which relate to the Reorganized Debtors’ business and its prospects; (c) met with members of senior management to discuss the Debtors’ operations and future prospects; (d) reviewed extensive publicly available financial data for, and considered the market value of, public companies that Huron and the Debtors deemed generally comparable to the operating business of the Debtors; (e) considered certain economic and industry information relevant to the operating business; and (f) conducted such other studies, analyses, inquiries, and investigations as it deemed appropriate.  Although Huron conducted a review and analysis of the Debtors’ business, operating assets, and liabilities and the Reorganized Debtors’ business plan, it assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors, as well as publicly available information.

Based in part on information provided by the Debtors, Huron has concluded solely for purposes of the Plan that the Distributable Value of the Reorganized Debtors ranges from approximately $[48 million] to $[50 million], with a midpoint of $[49 million] as of an assumed Effective Date of [December of 2009].  Based on the amount of the projected Exit Credit Facility balance, the amount of the New Secured Notes, and the value of the New Aurora Preferred Stock, such mid-point estimated Distributable Value implies a value for the New Aurora Class A Common Stock as of the Effective Date of $[1,000].  These values do not give effect to the potentially dilutive impact of any shares issued upon the exercise of the New Warrants or pursuant to the Management and Director Equity Plan.  Huron’s estimate of Distributable Value does not constitute an opinion as to fairness from a financial point of view of the consideration to be received under the Plan or of the terms and provisions of the Plan.

ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT HURON’S CONCLUSIONS, NEITHER HURON NOR THE DEBTORS HAVE ANY OBLIGATION TO UPDATE, REVISE, OR REAFFIRM ITS ESTIMATE.

With respect to the Financial Projections prepared by the management of the Debtors and included in this Disclosure Statement, Huron assumed that such Financial Projections were reasonably prepared in good faith and on a basis reflecting the Debtors’ best judgments as to the future operating and financial performance of the Reorganized Debtors.  Huron’s Distributable Value range assumes the Reorganized Debtors will achieve their Financial Projections in all material respects, including gross profit growth and improvements in sales, operating margins, earnings, and cash flow.  Any negative developments in the transfer of operations or the restructuring process could result in material, adverse effects on operations and Enterprise Value.  FURTHERMORE, IF THE BUSINESS PERFORMS AT LEVELS BELOW THOSE SET FORTH IN THE FINANCIAL PROJECTIONS, SUCH PERFORMANCE MAY HAVE A MATERIALLY NEGATIVE IMPACT ON ENTERPRISE VALUE.

In addition, Huron did not independently verify management’s Financial Projections in connection with preparing estimates of Distributable Value, and no independent valuations or appraisals of the Debtors were sought or obtained in connection herewith.  Such estimates were developed solely for purposes of the formulation and negotiation of the Plan and the analysis of implied relative recoveries to Holders of Allowed Claims thereunder.

Huron’s analysis addresses the estimated going concern Enterprise Value of the Debtors.  It does not address other aspects of the proposed reorganization, the Plan, or any other transactions, and it does not address the Debtors’ underlying business decision to effect the reorganization set forth in the Plan.  Huron’s estimated Enterprise Value of the Debtors does not constitute a recommendation to any Holder of Allowed Claims as to how such person should vote or otherwise act with respect to the Plan.  Huron has not been asked to nor did it express any view as to what the value of the Debtors’ securities will be when issued pursuant to the Plan or the prices at which they may trade in the future.  The estimated Enterprise Value of the Debtors set forth herein does not constitute an opinion as to fairness from a financial point of view to any person of the consideration to be received by such person under the Plan or of the terms and provisions of the Plan.

Such estimates reflect the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values, or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein.  The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business.  As a result, the estimated Enterprise Value range of the Reorganized Debtors set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein.  Neither the Debtors, Huron, nor any other person assumes responsibility for their accuracy.  In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict.  Actual market prices of such securities at issuance will depend upon, among other things, the operating performance of the Debtors, prevailing interest rates, conditions in the financial markets, the anticipated holding period of securities received by pre-petition creditors (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors which generally influence the prices of securities.

J.	Amendments to or Modifications of the Plan.

Bankruptcy Code § 1127 allows a debtor to amend a plan at any time prior to its confirmation.  If a debtor files a modification of a plan with the Bankruptcy Court, the plan as modified would become the plan.  If circumstances so warrant, a debtor may modify its plan after the confirmation but prior to substantial consummation of the plan.  After notice and hearing, however, the Bankruptcy Court would then have to confirm the plan as modified.  The Debtors reserve the right to alter, amend, or modify the Plan prior to or after the entry of the Confirmation Order.  After the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, upon order of the Bankruptcy Court, may amend or modify the Plan in accordance with Bankruptcy Code § 1127.  Under the Bankruptcy Rules, any amendments or modifications of the Plan may be approved by the Bankruptcy Court at confirmation without resolicitation of the votes of the members of any class whose treatment is not adversely affected by such amendment or modification.

After confirmation, the Debtors and any other party-in-interest may institute proceedings in the Bankruptcy Court to remedy any defects or omissions or reconcile any inconsistencies in the Plan or the Confirmation Order in such manner as may be necessary to carry out the intents and purposes of the Plan so long as the holders of claims and interests are not adversely affected and prior notice of such proceeding is served in accordance with Bankruptcy Rules 2002 and 9014.

K.	Conditions to Confirmation of the Plan.

Confirmation of the Plan will not occur unless and until the following conditions have been (i) satisfied or (ii) waived or modified pursuant to Plan Section 8.3:  (a) the Bankruptcy Court shall have entered an order approving the Disclosure Statement as containing adequate information pursuant to Bankruptcy Code § 1125, and such order shall not have been reversed, stayed, amended, or modified in any manner adverse to the Debtors or their Estates, and (b) the Confirmation Order shall be acceptable, in form and substance, to the Debtors and the Administrative Agents.

L.	Conditions to Effectiveness.

Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date will not occur, and the Plan will not be binding on any Person, unless and until each of the following conditions has been (a) satisfied or (b) waived or modified pursuant to Plan Section 8.3:

(a)           The Confirmation Order (i) shall have been entered on the docket by the Clerk of the Bankruptcy Court in form and substance acceptable to the Debtors and the Administrative Agents and (ii) shall not have been reversed, stayed, amended, or modified in any manner adverse to the Debtors or their Estates;

(b)           The Plan Documents and all other documents provided for under, and reasonably necessary to effectuate the (i) terms of, and (ii) actions contemplated under, the Plan, shall be in form and substance acceptable to the Debtors and the Administrative Agents, and shall have been executed and delivered by the parties thereto, unless such execution or delivery has been waived in writing by the parties benefited by such documents; provided, however, neither (i) the execution and delivery of the New Warrants, or any form of agreement annexed thereto, by the holder thereof, nor (b) the execution and delivery of any documents establishing the terms and conditions of a Management and Director Equity Plan, will be a condition to the occurrence of the Effective Date.  The Plan Documents to which the condition in this sub-paragraph (b) refers include, but are not limited to, the following documents:

(i)           the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement;

(ii)           the Exit Credit Facility and the Exit Credit Facility Guarantee, the New Secured Notes, the Working Capital Loans Notes, and any document memorializing the New Aurora Preferred Stock, and all instruments, certificates, guarantees, agreements, and documents contemplated by Plan Sections 6.13, 6.17, and 6.18;

(iii)           the Registration Rights Agreement; and

(iv)           the Voting Agreement (to the extent applicable in accordance with Plan Section 6.19(b)).

(c)           all conditions precedent to the consummation of, and the funding obligation under, the Exit Credit Facility shall have been satisfied or waived in accordance with the terms thereof;

(d)           the Amended and Restated Articles of Incorporation and the Amended and Restated LLC Agreement shall have been adopted and duly filed (if required by applicable law) with the applicable authority of each Reorganized Debtor’s jurisdiction of incorporation or formation in accordance with such jurisdiction’s state corporate or limited liability company laws (as applicable);

(e)           the new respective Boards of Directors or Board of Managers of the Reorganized Debtors (as applicable) shall have been appointed; and

(f)           all authorizations, consents, and regulatory approvals required (if any) in connection with the effectiveness of the Plan shall have been obtained.

If the Effective Date (i) does not occur for any reason within 90 days following the entry of the Confirmation Order, unless such time period is extended by the Debtors, with the consent of the Administrative Agents, or (ii) if on or before 90 days following the entry of the Confirmation Order, either (a) the Debtors determine, or (b) the Bankruptcy Court determines in a Final Order, that one or more of the conditions to effectiveness set forth in Plan Section 8.2 will not be satisfied within such 90-day period, then the Plan and the Confirmation Order will immediately, upon such applicable date, be deemed null and void and, in such event, nothing contained in the Plan or the Confirmation Order will be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings (whether or not such proceedings involve either of the Debtors).  If the Confirmation Order is reversed, vacated, or revoked on appeal or otherwise by a court of competent jurisdiction, the Plan will be null and void ab initio in all respects, and, without limiting the generality of the foregoing, nothing contained in the Plan or this Disclosure Statement will:  (i) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (ii) prejudice in any manner the rights of the Debtors; (iii) constitute an admission, acknowledgement, offer, or undertaking by the Debtors in any respect; or (iv) affect or impair, in any way, any and all Claims against the Debtors, any and all claimed contractual subordination rights and claims between or among the Holders of Claims against the Debtors, and any and all rights and claims between or among holders of Claims relating in any manner to distributions on account of Claims against the Debtors based upon any claimed contractual subordination rights.

M.	Waiver of Conditions.

The Debtors may, with the consent of the Administrative Agents, but will have no obligation to, waive or modify in writing, at any time, any of the conditions set forth in Article VIII of the Plan, without notice, without leave of or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan.  The failure to (a) satisfy or (b) waive or modify any such condition may be asserted by the Debtors regardless of the circumstances giving rise to the failure of such conditions to be (a) satisfied or (b) waived or modified.

N.	Effects of Plan Confirmation.

1.	Vesting of Property.

Except as otherwise provided in the Plan or the Confirmation Order, upon the Effective Date, but retroactive to the Confirmation Date, (a) the Reorganized Debtors will continue to exist as separate legal entities with all the powers of corporations and/or limited liability companies (as applicable) under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under applicable state law, and (b) all Assets of the respective Debtors (including, but not limited to, Aurora’s equity interests in HPPC and the Debtors’ respective interests in any non-Debtor subsidiary or Affiliate (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date), but not including the NW Bank Note Collateral, which will be transferred to the Holder of the Allowed Class 2D Claim, subject to the terms and conditions of the Plan, including Section 4.4(b) thereof), wherever situated, will vest in the applicable Reorganized Debtor, subject to the provisions of the Plan and the Confirmation Order.  Thereafter, each Reorganized Debtor may operate its business, incur debt and other obligations in the ordinary course of its business, and may otherwise use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, the Local Bankruptcy Rules, and the Bankruptcy Court.  After the Effective Date, but retroactive to the Confirmation Date, all property retained by the Reorganized Debtors pursuant to the Plan will be free and clear of all Claims, debts, Liens, security interests, obligations, encumbrances, and interests of Creditors and Interest Holders of the Debtors and all other Persons, except for (i) as is contemplated by or provided in the Plan or the Confirmation Order; (ii) the obligation to perform according to the Plan and the Confirmation Order; and (iii) the respective Claims, debts, Liens, security interests, encumbrances, and interests (a) of those Holders of (1) Allowed Class 2C Claims whose Secured Claims the applicable Debtor elects to Reinstate pursuant to Plan Section 4.3 (as opposed to the applicable Debtor’s electing to (A) pay the amount of such Allowed Class 2C Claim in full, (B) return the underlying collateral to such Class 2C Creditor, or (C) otherwise satisfy such Allowed Claim in a manner provided for under Section 4.3 of the Plan), or (2) the NW Bank LCs Collateral (subject to the limitations set forth in Section 4.4(b) of the Plan), in the event  Aurora elects to keep the NW Bank LCs in place, or (b) arising in connection with the Exit Credit Facility (including, without limitation, the New Secured Notes and the Working Capital Loans Notes) and the Exit Credit Facility Guarantee.

2.	Discharge and Injunction.

Pursuant to Bankruptcy Code § 1141(b) or otherwise, except as may otherwise be provided in the Plan or in the Confirmation Order, upon the occurrence of the Effective Date, the rights afforded and the payments and distributions to be made under the Plan will be in complete exchange for, and in full and unconditional settlement, satisfaction, discharge, and release of, any and all existing debts, Claims, and Interests of any kind, nature, or description whatsoever against the Debtors or any of the Debtors’ Assets or other property, and will effect a full and complete release, discharge, and termination of all Liens, security interests, or other Claims, interests, or encumbrances upon all of the Debtors’ Assets and property.  No Creditor or Interest Holder of the Debtors nor any other Person may receive any distribution from the Debtors, the Estates, the Reorganized Debtors, or the Assets, or seek recourse against, the Debtors, the Estates, the Reorganized Debtors, or any of the Assets that are to be distributed under the terms of the Plan, except for those distributions expressly provided for under the Plan.  All Persons are precluded from asserting, against any property that is to be distributed under the terms of the Plan, any Claims, Interests, obligations, rights, Causes of Action, liabilities, or equity interests based upon any act, omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, other than as expressly provided for in the Plan or the Confirmation Order, whether or not (a) a Proof of Claim or Proof of Interest based upon such debt or Interest (as applicable) is filed or deemed filed under Bankruptcy Code § 501; (b) a Claim or Interest based upon such debt or Interest (as applicable) is allowed under Bankruptcy Code § 502; or (c) the Holder of a Claim or Interest based upon such debt or Interest (as applicable) has accepted the Plan, is deemed to have accepted the Plan under Bankruptcy Code § 1126(f), or is deemed to have rejected the Plan under Bankruptcy Code § 1126(g).  Except as otherwise provided in the Plan or the Confirmation Order with respect to a Claim that is expressly Reinstated under the terms and conditions of the Plan, all Holders of Claims and Interests arising prior to the Effective Date will be permanently barred and enjoined from asserting against the Debtors, the Estates, the Reorganized Debtors, their successors, or the Assets, any of the following actions on account of such Claim or Interest: (a) commencing or continuing in any manner any action or other proceeding on account of such Claim or Interest against property to be distributed under the terms of the Plan, other than to enforce any right to distribution with respect to such property under the Plan; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against any of the property to be distributed under the terms of the Plan, other than as permitted under subclause (a) above; (c) creating, perfecting, or enforcing any Lien or encumbrance against any property to be distributed under the terms of the Plan; (d) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due the Debtors or the Reorganized Debtors, the Assets or any other property of the Debtors or the Reorganized Debtors, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons; and (e) acting or proceeding in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan.

X.    ALTERNATIVES TO CONFIRMATION AND
CONSUMMATION OF THE PLAN

If the Plan is not confirmed and consummated, the theoretical alternatives include, in addition to dismissal of these Cases:  (i) continuation of these Cases; (ii) preparation and presentation of an alternative plan of reorganization; and (iii) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.	Continuation of the Cases.

The Debtors have attempted to minimize the potential adverse effect of the filing of these Cases upon the Debtors’ relationships with their employees, suppliers, operators, lessors, and customers, by, among other things, seeking orders from the Bankruptcy Court authorizing them to pay pre-petition employee obligations and critical Vendor Claims and to honor their obligations to pay royalties and related amounts to lessors and taxing authorities as well as the pre-petition claims of their well operators, and by filing a disclosure statement and a proposed plan as closely as possible to the Petition Date.  Nonetheless, the filing of these Cases by the Debtors and the publicity attendant thereto might have adversely affected the Debtors’ business and the businesses of the non-Debtor subsidiaries or affiliates.  The Debtors believe that relationships with their employees, suppliers, operators, lessors, and customers have been maintained and should likely not suffer further erosion if the Plan is confirmed and consummated in a timely fashion.

However, adverse effects are likely to be experienced during the pendency of any increasingly protracted bankruptcy cases.  If the Debtors remain in Chapter 11 for a prolonged period, they could continue to operate their business and manage their properties as debtors-in-possession (subject to their having sufficient financing, which would not be a certainty), but they would remain subject to the restrictions imposed by the Bankruptcy Code.  It is not certain whether the Debtors could survive as a going concern in further protracted Chapter 11 cases.  The Debtors could have difficulty sustaining the high costs, and the erosion of vendor, supplier, or operator confidence, that may be caused if they remain in bankruptcy for an extended period.  Ultimately, there could be no assurance that the Debtors (or, if exclusivity were terminated, other parties-in-interest) would not be forced to liquidate under Chapter 7.

B.	Alternative Plans of Reorganization.

After the expiration of the period during which only the Debtors may file a plan of reorganization and solicit acceptances thereof, the Debtors or any other party-in-interest could potentially propose a different plan and may provide certain creditors with less favorable treatment than the Plan as described herein.  Such an alternative plan might involve either a reorganization and continuation of the Debtors’ business, an orderly liquidation of the Debtors’ Assets, or some combination thereof.  It is possible that, prior to the expiration of the current exclusivity period, the Debtors may file a motion to extend the period during which the Debtors alone may file a plan and/or solicit acceptances thereof.

The Debtors believe that a failure to confirm the Plan may lead to expensive and protracted litigation and eventually to the liquidation of the Debtors.  In formulating and developing the Plan, the Debtors have explored other alternatives and engaged in an extensive negotiation process involving many different parties.  The Debtors believe not only that the Plan, as described herein, fairly adjusts the rights of various classes of Creditors and Interest Holders and enables them to realize the best possible recovery under the circumstances, but also that rejection of the Plan in favor of some theoretical alternative method of reconciling the Claims and Interests of the various Classes will require, at the very least, an extensive and time-consuming negotiation process which would not result in a better recovery for any Class.  It is not atypical for bankruptcy proceedings involving substantial entities with complex corporate and financial structures, such as the Debtors, to continue operating in Chapter 11 for years before a plan of reorganization is consummated and payments are made.  During any protracted process, the Debtors would inevitably incur substantial administrative expenses and costs in connection with the operation of their business, which would be a financial drain on the Debtors.

C.	Liquidation Under Chapter 11 or Chapter 7.

In a liquidation under Chapter 11, the Debtors’ Assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7, probably resulting in the realization of somewhat greater proceeds.  Further, if a trustee were not appointed, as one is not required in Chapter 11, the expenses for professional fees most likely would be lower than in Chapter 7.  Although preferable to a Chapter 7 liquidation, the Debtors believe that a liquidation under Chapter 11 would still not realize the full going-concern value of the Debtors’ Assets, would be a lengthier proceeding and would involve greater administrative expenses than these Cases.  Consequently, the Debtors believe that a liquidation under Chapter 11 is a less attractive alternative to Creditors than the Plan, because the Plan provides for a greater return to Creditors than what would likely be realized in a Chapter 11 liquidation and would also take longer to consummate.

If no plan can be confirmed, the Debtors’ Chapter 11 Cases may be converted to cases under Chapter 7, in which one or more trustees would be appointed or elected to liquidate the Assets of each Debtor for distribution to its Creditors in accordance with the priorities established by the Bankruptcy Code.  The Debtors believe that a liquidation under Chapter 7 would result in reduced recovery of funds by the Debtors’ Estates.  For a discussion of the effect that a Chapter 7 liquidation would have on the recovery by Creditors and Interest Holders, see the section above entitled “Confirmation of the Plan — Best Interests Tests” and Exhibit C hereto.

XI.    MANAGEMENT

In accordance with Bankruptcy Code § 1129(a)(5), prior to the Confirmation Date, the Debtors will disclose the identity and affiliation of all individuals proposed to serve, after confirmation of the Plan, as the initial directors or managers (as applicable) of the respective Reorganized Debtors.  As noted above, as of the Effective Date, Reorganized Aurora will initially have a seven-person Board of Directors consisting of the following designations:  (i) five directors to be designated by DE Shaw on behalf of the Second Lien Loan Lenders, and (ii) two directors to be designated by BNP on behalf of the First Lien Loan Lenders.

In addition, prior to the Confirmation Date, the Debtors will also disclose, to the extent possible, members of the Reorganized Debtors’ senior management.  In general, the Reorganized Debtors will not be managed by all of the same senior managers currently serving in such capacities, although certain of them may assist the Restructured Debtors for some limited period.  The Reorganized Debtors will enter into the Management Transition Services Agreements with certain members of the Debtors’ management or other employees to be selected in conjunction with the First Lien Loan Lenders and the Second Lien Loan Lenders, and the Holders of First Lien Loan Claims and/or Second Lien Loan Claims will also appoint or hire other members of the Reorganized Debtors’ senior management who did not previously serve in such capacities as of the Petition Date.

Following the Effective Date, a Management and Director Equity Plan may be adopted by Reorganized Aurora.  The terms and conditions of any Management and Director Equity Plan will be determined by the Board of Directors of Reorganized Aurora.  Shares of New Aurora Class B Common Stock representing the equivalent of up to 10% of the shares of New Aurora Class A Common Stock on a fully-diluted basis that are issued and outstanding upon the Effective Date (not including any shares of New Aurora Class A Common Stock or other such class of equity that would be issuable upon the exercise of the New Warrants) will be reserved for the issuance under any Management and Director Equity Plan when the Management and Director Equity Plan is adopted by Reorganized Aurora.

XII.    DESCRIPTION OF THE EXIT CREDIT FACILITY,
THE WORKING CAPITAL LOANS, THE NEW SECURED
NOTES, AND THE EXIT CREDIT FACILITY GUARANTEE

A.	The Exit Credit Facility.

On the Effective Date, or as soon thereafter as practicable, the Reorganized Debtors, either as direct borrowers or as an Exit Credit Facility Guarantor, the Exit Credit Facility Administrative Agent, as administrative agent, and the Exit Credit Facility Lender(s), as lender(s) (in each case, as may be set forth in the final Exit Credit Facility), will (as applicable) execute and deliver the Exit Credit Facility, the New Secured Notes, the Working Capital Loans Notes, the Exit Credit Facility Guarantee, and any and all security agreements, mortgages or extensions of mortgages, certificates, and other instruments, agreements, assignments, and documents contemplated and/or required by the Exit Credit Facility, including, but not limited to, any and all such documents that serve to evidence and secure the Reorganized Debtors’ respective obligations under the Exit Credit Facility and/or the Exit Credit Facility Guarantee (as applicable), and any Liens in favor of the Exit Credit Facility Lender(s) securing such obligations.  The New Secured Notes under the Exit Credit Facility will constitute a reinstatement and modification of the Class 2A Claims under the First Lien Loan in the manner set forth in Plan Section 5.2, and, as a result, all of the outstanding amounts under the Exit Credit Facility will (a) continue to be secured by the perfected Liens which exist under the First Lien Loan and (b) be secured by perfected Liens in substantially all of the respective assets of the Reorganized Debtors.

Specifically, the First Lien Loan Lenders will have the option to participate as an Exit Credit Facility Lender and provide to the Reorganized Debtors under the Exit Credit Facility up to $5,000,000 in a secured revolving working capital facility component thereof (the “Working Capital Loans”) that is entitled to share pari passu in the collateral to be granted to secure the Tranche A Notes.  In the event that all the Exit Credit Facility Lenders under the Working Capital Loans are First Lien Loan Lenders, each participating First Lien Loan Lender will be entitled to participate in the Working Capital Loans on a Pro Rata basis, based on the total amount outstanding under the First Lien Loan.  In the event that some or all of the First Lien Loan Lenders fail to fully subscribe the Working Capital Loans, then some or all of the Second Lien Loan Lenders will be entitled to participate with such participating First Lien Loan Lenders and provide the remaining portion that is necessary to fully subscribe the Working Capital Loans.  In such event, such participating Second Lien Loan Lenders will be entitled to share pari passu in the collateral securing the Tranche A Notes solely with respect to their respective portion of the Working Capital Loans.

In the event that none of the First Lien Loan Lenders subscribe to the Working Capital Loans, then some or all of the Second Lien Loan Lenders will instead provide such Working Capital Loans, and the participation of such Second Lien Loan Lenders will be on a Pro Rata basis, based on the total principal amount outstanding under the Second Lien Loan.  To the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, such Working Capital Loans will be secured as second lien debt subordinate solely to the Tranche A Notes.  If less than all of the Second Lien Loan Lenders are Exit Credit Facility Lenders under the Exit Credit Facility, (a) the Second Lien Loan Lenders subscribing to the Working Capital Loans will be entitled to provide any remaining portion of the Working Capital Loans and (b) the Second Lien Loan Administrative Agent will provide any portion of the Working Capital Loans that is not otherwise subscribed as described herein and in the Plan.

Advances under the Working Capital Loans will bear interest at a rate of 12% per annum.  Maturity of the Working Capital Loans will be the date that is 24 months following the Effective Date.  On the maturity date of the Working Capital Loans, the Reorganized Debtors will also pay a premium equal to 50% of the principal amount borrowed thereunder.  At the execution of the Exit Credit Facility, each Exit Credit Facility Lender will be entitled to an upfront fee equal to 3% of its share of the total commitments under the Working Capital Loans.  Amounts repaid under the Working Capital Loans by the Reorganized Debtors may be prepaid and re-borrowed.  The documentation memorializing the Exit Credit Facility will include customary representations, warranties, covenants, and indemnities.

Solely to the extent that the Second Lien Loan Lenders exclusively subscribe to the Working Capital Loans, such Second Lien Loan Lenders participating in the Exit Credit Facility will collectively receive 10-year warrants (the “New Warrants”) to purchase, in the aggregate, 35% of the New Aurora Class A Common Stock (on a fully diluted basis) at a nominal exercise price.

B.	The New Secured Notes.

On the date of the execution and delivery of the Exit Credit Facility (which will be no earlier than the Effective Date), Reorganized Aurora will issue, in accordance with the terms of the Plan (including Section 5.2 thereof) and the Exit Credit Facility, the New Secured Notes to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims.

The New Secured Notes will consist of (i) $20 million of reinstated and modified indebtedness previously funded and outstanding pursuant to the First Lien Loan, to be issued by Reorganized Aurora under the Exit Credit Facility as secured tranche A notes, and to be guaranteed by the Exit Credit Facility Guarantor pursuant to the Exit Credit Facility Guarantee, (the “Tranche A Notes”), and (ii) $20 million of reinstated and modified indebtedness previously funded and outstanding pursuant to the First Lien Loan, to be issued by Reorganized Aurora under the Exit Credit Facility as secured tranche B notes, and to be guaranteed by the Exit Credit Facility Guarantor pursuant to the Exit Credit Facility Guarantee (the “Tranche B Notes”).  They will bear interest at a rate per annum equal to (a) with respect to the Tranche A Notes, LIBOR plus a margin of 3%, and (b) with respect to the Tranche B Notes, 6% fixed.  Interest on (a) the Tranche A Notes will be payable quarterly, and (b) the Tranche B Notes will accrue but not be paid and instead will be capitalized (“PIK Interest”) and added quarterly to the principal amount outstanding of such Tranche B Notes, and interest on the new principal balance thereof outstanding (which includes any capitalized PIK Interest) will thereafter continue to accrue interest at the rate applicable for such Tranche B Notes.

The principal amounts of the New Secured Notes (including all capitalized PIK Interest) will be payable at maturity, which will be the date that is 24 months following the Effective Date.  The documentation memorializing the New Secured Notes will be contained in the Exit Credit Facility and will include customary representations, warranties, covenants, and indemnities.

In addition to the perfected Liens under the First Lien Loan, the outstanding principal of, and accrued and unpaid interest on, the Tranche A Notes, together with all other amounts owed by Reorganized Aurora relating to the Tranche A Notes, will also be secured by first priority, perfected Liens in substantially all of the assets of Reorganized Aurora (including any subsidiaries and Affiliates thereof, such as Reorganized HPPC).  In addition to the perfected Liens under the First Lien Loan, the outstanding principal (including all capitalized PIK Interest) of, and accrued PIK Interest not yet capitalized and added to the outstanding principal of, the Tranche B Notes, together with all other amounts owed by Reorganized Aurora relating to the Tranche B Notes, will also be secured by perfected Liens (subordinate only to the Liens of the Tranche A Notes and the Working Capital Loans of the Exit Credit Facility) in substantially all of the assets of Reorganized Aurora (including any subsidiaries and Affiliates thereof).  The security documents relating to the Liens of the Tranche A Notes and Tranche B New Secured Notes will contain customary terms and conditions.

A holder of a New Secured Note or Working Capital Loan will not be permitted to assign all or any portion of its New Secured Notes or Working Capital Loans, as applicable, to any Person or entity that is acting in the capacity of a “vulture fund.”  The Exit Credit Facility Administrative Agent will make the determination whether or not a Person is acting in the capacity of a “vulture fund” for this purpose.

C.	Payment and Priorities Related to Secured Indebtedness.

The net cash proceeds from the sale of any assets of either of the Reorganized Debtors, as well as any amount to be paid (whether voluntary or involuntary) on either the New Secured Notes or the Exit Credit Facility, would be applied as follows:

(a)           First, to the Pro Rata payment of (i) all fees, costs, expenses, and other obligations payable to the administrative agent and the collateral agent under the New Secured Notes and (ii) to the extent that the Exit Credit Facility is subscribed by at least one First Lien Loan Lender, all fees, costs, expenses, and other obligations payable to the administrative agent and the collateral agent under the Exit Credit Facility;

(b)           Second, to the Pro Rata payment of (i) the Tranche A Notes in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, and (C) any other obligation payable in respect of the Tranche A Notes and (ii) to the extent that the Exit Credit Facility is subscribed by at least one First Lien Loan Lender, the Exit Credit Facility in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, (C) premium in respect of the principal amount, and (D) any other obligation payable in respect of the Exit Credit Facility

(c)           Third, to the extent that the Exit Credit Facility is subscribed exclusively by the Second Lien Loan Lenders, to the payment of all fees, costs, expenses, and other obligations payable to the administrative agent and the collateral agent under the Exit Credit Facility;

(d)           Fourth, to the extent that the Exit Credit Facility is subscribed exclusively by the Second Lien Loan Lenders, to the payment of the Exit Credit Facility in the following order of priority: (i) accrued and unpaid interest, (ii) principal amount outstanding, (iii) premium in respect of the principal amount, and (iv) any other obligation payable in respect of the Exit Credit Facility; and

(e)           Fifth, to the payment of the Tranche B Notes in the following order of priority: (i) accrued interest not yet paid in kind, (ii) principal amount outstanding (including accrued paid-in-kind interest), and (iii) any other obligation payable in respect of the Tranche B Notes.

XIII.                      DESCRIPTION OF THE NEW AURORA CLASS A
COMMON STOCK AND THE NEW AURORA PREFERRED STOCK

A.	The New Aurora Class A Common Stock.

On the Effective Date (or as soon thereafter as is practicable), Reorganized Aurora will issue in accordance with the terms of the Plan (including Sections 5.3 and 6.6 thereof), [56] million shares (in the aggregate) of New Aurora Class A Common Stock to the Second Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed Second Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.3(b)).  As of the Effective Date, such [56] million shares of New Aurora Class A Common Stock to be so distributed will collectively represent 100% of the outstanding shares of New Aurora Class A Common Stock (subject to dilution on a pari passu basis with all other holders of shares of New Aurora Class A Common Stock upon the issuance of any shares of New Aurora Class A Common Stock issuable upon the exercise of the New Warrants or otherwise by Reorganized Aurora).  Upon the issuance of such shares of New Aurora Class A Common Stock (including, but not limited to, upon the exercise of the New Warrants or otherwise), all such shares of New Aurora Class A Common Stock will be deemed fully paid and nonassessable.

B.	The New Aurora Preferred Stock.

On the Effective Date (or as soon thereafter as is practicable), Reorganized Aurora will issue, in accordance with the terms of the Plan (including Sections 5.2 and 6.6 thereof), [32] million shares (in the aggregate) of the New Aurora Preferred Stock to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.2(b)).  The New Aurora Preferred Stock issued on such date to each such Holder will, in the aggregate, represent, as of such date, 100% of the outstanding shares of New Aurora Preferred Stock, and will not be subject to any dilution or further issuance of any additional shares of New Preferred Stock except as expressly provided under Plan Section 6.15(f).  Except as provided by the Utah Revised Business Corporation Act and the Amended and Restated Articles of Incorporation, the shares of New Aurora Preferred Stock will be non-voting.

The New Aurora Preferred Stock will have an initial liquidation preference of [$1.00] per share of New Aurora Preferred Stock, for an aggregate initial liquidation preference for all shares of New Aurora Preferred Stock equal to approximately $32 million, and will rank senior in priority to the shares of the New Aurora Class A Common Stock and the New Aurora Class B Common Stock and junior in priority to all indebtedness of Reorganized Aurora.  To the extent then available, the form of the New Aurora Preferred Stock will be as set forth in the Plan Supplement.

The New Aurora Preferred Stock will have the following principal terms and conditions:

•
Neither Reorganized Aurora, nor any holders of New Aurora Class A Common Stock, will be permitted to approve, any of the following without the prior written approval of holders of at least 66 2/3% of the shares of New Aurora Preferred Stock outstanding:  (i) certain transactions (i.e., mergers or asset sales, etc.); (ii) any changes to the rights, privileges, or preferences of the New Aurora Preferred Stock; (iii) the incurrence by Reorganized Aurora of any secured or unsecured indebtedness (other than indebtedness contemplated under the Plan); provided, however, that with respect to unsecured indebtedness, no such approval will be required to the extent that such unsecured indebtedness is, in the aggregate, less than $500,000; (iv) the issuance of any additional shares of New Aurora Preferred Stock (other than as a dividend on outstanding shares), and the issuance of any equity interests in Reorganized Aurora that would rank senior to, or pari passu with, the New Aurora Preferred Stock as to liquidation preference or as to priority of distributions; (v) any distributions on or redemptions of any shares of the New Aurora Class A Common Stock or the New Aurora Class B Common Stock (other than (A) those expressly permitted in accordance with the terms of the Plan and (B) certain exceptions such as repurchases under employee benefit plans or employment agreements, etc.); (vi) designation of additional directors of the Board of Directors of Reorganized Aurora upon the occurrence of the Triggering Event; and (vii) additional matters as reflected in the Plan Documents, including without limitation, the Amended and Restated Articles of Incorporation and the Amended and Restated By-Laws.

•
The governing documents of the Reorganized Aurora will contain customary provisions entitling the holders of the New Aurora Class A Common Stock, the New Aurora Class B Common Stock, and the New Aurora Preferred Stock to receive (i) periodic financial statements, and (ii) reasonable access to the books and records of Reorganized Aurora.

•	The New Aurora Preferred Stock will not be convertible into New Aurora Class A Common Stock, New Aurora Class B Common Stock, or any other equity security of Reorganized Aurora.

•
Dividends will accrue for each share of New Aurora Preferred Stock at a rate of 6% annually on the amount of the liquidation preference for such New Aurora Preferred Stock, payable solely in additional New Aurora Preferred Stock, issuable quarterly.

•
Each share of New Aurora Preferred Stock will be redeemable (i) on a mandatory basis, on the date that is 60 months after the Effective Date; (ii) at the option of the Reorganized Aurora, at any time prior to the redemption date in clause (i) hereof; (iii) on a mandatory basis, upon the refinancing or the payment in full of the obligations under the New Secured Notes; or (iv) on a mandatory basis, upon the occurrence of an event of default under the New Secured Notes, in each case under clauses (i), (ii), (iii), and (iv) hereof, for a Cash redemption price equal to the liquidation preference applicable to such New Aurora Preferred Stock, plus any accrued and unpaid dividends (paid in Cash based on the amount of the liquidation preference that would apply to the shares of New Aurora Preferred Stock that would otherwise be issued to pay such accrued and unpaid dividends); provided, however, that any partial redemptions will be made on a Pro Rata basis among the holders of the New Aurora Preferred Stock; and

•	The holders of the New Aurora Preferred Stock will have no obligation thereunder to make any capital contributions to any of the Reorganized Debtors.

C.	Dividends to Preferred and Common Equity Holders of Reorganized Aurora.

Any dividends (other than dividends paid in additional shares of New Aurora Preferred Stock, which will only be issued to existing holders of New Aurora Preferred Stock) by Reorganized Aurora to its respective equity security holders will be allocated as follows:

1.           Until all shares of New Aurora Preferred Stock have been fully redeemed in accordance with the terms of the Amended and Restated Articles of Incorporation or have received aggregate dividends equal to the aggregate liquidation preference plus all accrued and unpaid dividends thereon, dividends to the respective equity security holders of Reorganized Aurora will be allocated as follows:  (1) 90% to the holders of the New Aurora Preferred Stock and (2) 10% to the holders of the New Aurora Class B Common Stock; and

2.           After the full redemption of all outstanding shares of New Aurora Preferred Stock or the payment of aggregate dividends to the New Aurora Preferred Stock equal to the aggregate liquidation preference plus all accrued and unpaid dividends thereon, all dividends will be allocated on a Pro Rata basis to the holders of the New Aurora Class A Common Stock the New Aurora Class B Common Stock.

D.	No Fractional Shares or Warrants.

No fractional shares of New Aurora Class A Common Stock or New Aurora Preferred Stock, or New Warrants to acquire any fractional shares of New Aurora Class A Common Stock, will be issued or distributed under the Plan or the Exit Credit Facility.  Whenever any distribution to a particular Person would otherwise call for the distribution of a fraction of a share of New Aurora Class A Common Stock or New Aurora Preferred Stock or of a New Warrant to acquire any fractional share of New Aurora Class A Common Stock, the actual distribution of shares of such stock or warrant will be rounded down to the next lower whole number.  The total number of shares of New Aurora Class A Common Stock or New Aurora Preferred Stock or New Warrants to be distributed to a Class of Claims or in connection with the Exit Credit Facility (as applicable) will be adjusted as necessary to account for this rounding.  No consideration will be provided in lieu of any fractional shares of New Aurora Class A Common Stock or New Warrants that are rounded down.

E.	The Registration Rights Agreement.

Following the Effective Date, certain Holders of New Aurora Class A Common Stock will be entitled to require the registration of New Aurora Class A Common Stock under the Securities Act in accordance with the terms of the Registration Rights Agreement.  A substantially complete and final form of the Registration Rights Agreement will be filed as part of the Plan Supplement and will be executed and delivered by Reorganized Aurora and become effective as of the Effective Date.

F.	The Voting Agreement and the Utah and Delaware Conversions.

The Voting Agreement will:  (i) be filed as part of the Plan Supplement, (ii) be executed and delivered by Reorganized Aurora, the initial holders of the New Aurora Class A Common Stock, and the initial holders of New Aurora Preferred Stock, and (iii) become effective as of the Effective Date.  Pursuant to the Voting Agreement, the respective holders of the New Aurora Class A Common Stock and the New Aurora Preferred Stock would agree (except as otherwise set forth below and subject to Section 6.19(b) of the Plan) to vote all such shares to approve the Utah Conversion, the Delaware Conversion, and the Reorganized Aurora LLC Agreement.

Following the Effective Date (and subject to Section 6.19(b) of the Plan), the holders of New Aurora Preferred Stock and New Aurora Class A Common Stock will take all the appropriate corporate action to approve and effect the Utah Conversion and Delaware Conversion and approve and execute the Reorganized Aurora Limited Liability Company Agreement, all as contemplated by the Voting Agreement.  The Plan defines the “Utah Conversion” as “[t]he conversion of Reorganized Aurora from a Utah corporation to a Utah limited liability company to be effected, subject to [Plan Section 6.19(b)], after the Effective Date,” and defines the “Delaware Conversion” as “[t]he conversion of Reorganized Aurora from a Utah limited liability company into a Delaware limited liability company to be effected, subject to [Plan Section 6.19(b)], after the Utah Conversion.”

Notwithstanding anything to the contrary contained in the Plan, however, the holders of the New Aurora Preferred Stock and the holders of the New Aurora Class A Common Stock may agree, after the Effective Date, not to undertake the Utah Conversion, the Delaware Conversion, or any other conversion of Reorganized Aurora and to instead keep and maintain the existence of Reorganized Aurora and the New Aurora Preferred Stock, New Aurora Class A Common Stock, and New Aurora Class B Common Stock issued in accordance with Section 6.3 of the Plan or otherwise under the Plan.

Notwithstanding any such conversions, Reorganized Aurora will be treated as a corporation for federal income tax purposes, and will take all other actions necessary or desirable in furtherance of such treatment for federal income tax purposes.

XIV.  CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of certain anticipated U.S. federal income tax consequences of the Plan.  This summary only addresses tax consequences to Classes of Creditors that are voting on the Plan (i.e., Classes 2A, 2B, 3A, and 3B).  It does not address Classes of Creditors who are unimpaired or otherwise entitled to payment in full in Cash or Interest Holders (who will be deemed to have rejected the Plan).

This summary only addresses Creditors who acquired their Claims directly from the Debtors and, therefore, does not address special tax considerations that may apply to Creditors who acquired their Claims in a secondary purchase (such as the market discount rules that may recharacterize as ordinary income any gain recognized on exchange of Claims).

This summary does not address all categories of Creditors, some of which (including foreign persons, persons related to the Debtors within the meaning of the Tax Code, life insurance companies, banks, financial institutions, tax-exempt organizations, real estate investment trusts, regulated investment companies, dealers or traders in securities, Creditors that are (or hold Claims through) partnerships or other pass-through entities and holders of Claims who are themselves in bankruptcy) may be subject to special rules not addressed herein.  This summary also does not address any state, local, or foreign tax considerations applicable to any Creditor.

This summary assumes that, because there is significant non-overlap in the identity of the various classes of Creditors and Interest Holders, the resolution of each class of Claims or Interests will be viewed as a separate transaction for U.S. federal income tax purposes.  It is unclear whether the Internal Revenue Service (“IRS”) will agree with this conclusion.  Holders of multiple classes of Claims or Interests should consult their own tax advisors to determine how the U.S. federal income tax consequences of the Plan would differ to them if the IRS were to aggregate exchanges of multiple Classes.

This summary is based upon relevant provisions of the Tax Code, the applicable Treasury regulations promulgated thereunder, judicial authority, published rulings, and such other authorities considered relevant, all as of the date hereof and all of which are subject to change (possibly with retroactive effect).  The U.S. federal income tax consequences of the Plan are complex and are subject to significant uncertainties.  The Debtors have not requested a ruling from the IRS, nor have the Debtors obtained an opinion of counsel with respect to these matters.  There can be no assurance that the IRS will not take positions concerning the consequences of the Plan that are different from those discussed below.

THE SUMMARY SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM.  EACH CREDITOR IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THE PLAN UNDER U.S. FEDERAL AND APPLICABLE STATE, LOCAL, AND FOREIGN TAX LAWS.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE TAX CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

A.           Tax Consequences to Creditors.

1.	Class 2A and Class 2B Creditors.

(a)	Tax Consequences of the Exchange of Claims.

The tax consequences to an exchanging Creditor in Class 2A or Class 2B will depend in part on whether the Creditor’s Claim arose from holding a “security” for U.S. federal income tax purposes.  A determination as to whether a debt obligation or other instrument constitutes a security is based upon numerous facts and circumstances surrounding the origin and nature of the obligation, but most authorities have held that the term to maturity of the debt instrument is one of the most significant factors.  Corporate debt obligations with maturities of less than five years generally do not constitute securities, corporate debt instruments with maturities of five years or more, but less than ten years, are likely to be treated as securities, and corporate debt obligations with maturities of ten years or more generally qualify as securities.

We believe that the First Lien Loan should not be considered a security and, while not free from doubt, the Debtors intend to take the position that the Second Lien Loan should not be considered a security for U.S. federal income tax purposes.  If the Debtors’ position is correct, each Class 2A Creditor or Class 2B Creditor will be deemed to have disposed of its Claim in a fully taxable exchange.  Subject to the discussion below regarding the treatment of accrued and unpaid interest, each Class 2A Creditor or Class 2B Creditor will recognize gain or loss equal to the difference between (a) such Creditor’s “amount realized” (i.e., the sum of the issue price of any New Secured Notes (which should equal their stated principal amount) and the fair market value of any New Aurora Preferred Stock or New Aurora Class A Common Stock received by such Creditor) and (b) the adjusted tax basis of such Creditor in its First Lien Loan or Second Lien Loan, as applicable.  The character of any such gain or loss will depend in part on whether such Creditor held its First Lien Loan or Second Lien Loan as a “capital asset” (within the meaning of Section 1221 of the Tax Code).  Any such gain or loss that is treated as capital gain or loss will be long term capital gain or loss if such Creditor held its First Lien Loan or Second Lien Loan for more than one year.  Long term capital gains for non-corporate Creditors are generally eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

A Creditor’s tax basis in any New Secured Notes received will equal their issue price.  A Creditor’s tax basis in any New Aurora Preferred Stock or New Aurora Class A Common Stock (collectively, the “New Aurora Stock”) received will equal their fair market value.  The holding period of any New Secured Notes and any New Aurora Stock will begin on the day after the exchange.

If, contrary to the Debtors’ position, the Second Lien Loan were considered a security for U.S. federal income tax purposes, (a) a Class 2B Creditor would not recognize any gain or loss on the exchange, (b) the tax basis in any New Aurora Class A Common Stock received would equal the adjusted tax basis of such Creditor in its Second Lien Loan exchanged therefor and (c) the holding period of the New Aurora Class A Common Stock would include the Holding Period of the Creditor’s Second Lien Loan exchanged therefor.

(b)	Consequences of Owning the New Secured Notes and the New Aurora Class A Common Stock.

You should consult your own tax advisor regarding the U.S. federal income tax consequences of owning and disposing of New Secured Notes and New Aurora Stock, including:

o
the treatment of the PIK Interest on the Tranche B Notes as “original issue discount” which generally must be included in income (as ordinary income) as it accrues before the receipt of any corresponding cash payments (regardless of your method of accounting);

o
the application of Section 305 of the Tax Code to the New Aurora Preferred Stock, which generally would require a holder of such stock to include dividends (and any excess of the liquidation preference of such stock over its initial fair market value) as dividend income taxable as they accrue (to the extent of any current or accumulated earnings and profits) before the receipt of any corresponding cash payments (regardless of your method of accounting); the risk that any New Aurora Preferred Stock received as PIK dividends may not be fungible with each other or with the originally issued New Aurora Preferred Stock; and

o	any special tax consequences to a holder that does not hold any New Secured Notes or New Aurora Stock as a capital asset.

2.	Class 3A and Class 3B Creditors.

Each Class 3A Creditor or Class 3B Creditor will be deemed to have disposed of its Claim in a fully taxable exchange.  Subject to the discussion below regarding the treatment of accrued and unpaid interest, each Class 3A Creditor or Class 3B Creditor will recognize gain or loss equal to the difference between (a) such Creditor’s “amount realized” (i.e., any Cash received in connection with the exchange) and (b) the adjusted tax basis of such Creditor in its General Unsecured Claim.  The character of any such gain or loss will depend in part on whether such Creditor held its General Unsecured Claim as a “capital asset” (within the meaning of Section 1221 of the Tax Code).  Any such gain or loss that is treated as capital gain or loss will be long term capital gain or loss if such Creditor held its General Unsecured Claim for more than one year.  Long term capital gains for non-corporate Creditors are generally eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

3.	Payments to Creditors on Account of Accrued and Unpaid Interest.

The Plan provides that all payments made to Creditors will be allocated first to unpaid principal and thereafter to any accrued and unpaid interest.  Treasury regulations generally provide that payments on a debt instrument should be allocated first to accrued and unpaid interest and thereafter to unpaid principal.  However, some case law suggests that the ordering rule in the Treasury regulations should not apply in a bankruptcy context.  While not free from doubt, the Debtors intend to take the position (and the foregoing discussion assumes) that the rule in the Treasury regulations should not apply and the ordering rule in the Plan should be respected for U.S. federal income tax purposes.  If this position is incorrect, any payments allocable to accrued and unpaid interest would not be treated as part of a Creditor’s amount realized, but instead would be taxable as ordinary interest income to the extent not previously so taxed.

To the extent you have included in income accrued and unpaid interest in respect of the First Lien Loan or the Second Lien Loan that exceeds any payments allocable to such interest, you may be entitled to claim a deduction for such excess.  You should consult your own tax advisor regarding the availability and character of such deduction.

4.	Information Reporting and Backup Withholding.

Certain payments, including the payments with respect to Claims pursuant to the Plan, may be subject to information reporting by the payor to the IRS.  Moreover, such reportable payments may be subject to backup withholding (currently at a rate of 28%) unless the recipient (1) is an exempt payee, such as a corporation or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Backup withholding is not an additional tax.  Rather, amounts withheld under the backup withholding rules may be credited against a Creditor’s federal income tax liability, and a Creditor may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS.

B.           Tax Consequences to the Debtors.

1.	Cancellation of Indebtedness Income and Attribute Reduction.

The Debtors believe that they will recognize no taxable income as a result of the issuances of the New Secured Notes and the New Aurora Stock or the payment of Cash or the transfer of any other property in satisfaction of Claims (except to the extent of any gain on transfers of appreciated assets to Creditors in satisfaction of Claims).  Under the cancellation of indebtedness rules of the Tax Code, debts discharged in the context of a bankruptcy proceeding will not result in taxable income, although they will cause the reduction in certain tax attributes of Aurora, including net operating losses (“NOLs”) and NOL carryforwards.

Aurora estimates that it has approximately $130 million of consolidated NOL carryforwards for U.S. federal income tax purposes.  A substantial amount of such NOLs may be eliminated following implementation of the Plan as a result of the satisfaction of certain Claims at a discount, for which Aurora will generally be required to reduce its NOLs and NOL carryforwards.  In addition, if the amount of cancellation of indebtedness (i.e., the excess of the amount of debt cancelled over the amount of any Cash, the issue price of any debt instruments and the fair market value of any other property given in cancellation of such debt) exceeds the amount of Aurora’s NOLs and NOL carryforwards, the excess will be applied to reduce Aurora’s tax basis in its assets (to the extent the tax basis exceeds the amount of Aurora’s liabilities following implementation of the Plan).

2.	Net Operating Loss Limitations.

With respect to any NOLs and NOL carryforwards of Aurora remaining after confirmation of the Plan and any required attribute reduction, Section 382 of the Tax Code contains certain rules limiting the amount of such NOLs and NOL carryforwards a corporate taxpayer can utilize in each taxable year following an “ownership change” (the “Annual Section 382 Limitation”).  In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned, directly or indirectly, by “5-percent stockholders” (within the meaning of Section 382 of the Tax Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned, directly or indirectly, by such 5-percent stockholders at any time over the preceding three year period.  It is expected that Aurora will undergo an ownership change on the Effective Date.

As a general rule, a loss corporation’s Annual Section 382 Limitation equals the product of the value of the stock of the corporation (with certain adjustments) immediately before the ownership change and the applicable “long-term tax-exempt rate,” which is a rate published monthly by the Treasury Department.  Any unused portion of the Annual Section 382 Limitation generally is available for use in subsequent taxable years.  If a loss corporation does not continue its historic business or use a significant portion of its historic assets in a new business for at least two years after the ownership change, the corporation’s Annual Section 382 Limitation is zero.  The Section 382 Annual Limitation will also apply to any net unrealized built in-losses (i.e., losses economically accrued but unrecognized as of the date of the ownership change in excess of a threshold amount), to the extent such losses are recognized during the five year period immediately after the ownership change.

Section 382(l)(5) of the Tax Code provides an exception to the application of the Annual Section 382 Limitation where a corporation is under the jurisdiction of a court in a Title 11 or similar case (the “382(l)(5) Exception”).  The 382(l)(5) Exception provides that where an ownership change occurs pursuant to a bankruptcy reorganization or similar proceedings, the Annual 382 Limitation will not apply if the pre-change shareholders and/or “qualified creditors” (as defined by applicable Treasury regulations) own at least 50 percent of the stock of the reorganized corporation.  However, under the 382(l)(5) Exception, a corporation’s pre-change NOLs and NOL carryforwards that may be carried over to a post-change year generally must be reduced to the extent attributable to any interest paid or accrued to qualified creditors during the three taxable years preceding the Effective Date of the Plan, and during the part of the current taxable year prior to and including the Effective Date.  If the 382(l)(5) Exception applies, a second ownership change of the corporation within a two year period following the Effective Date of the Plan will cause the corporation to forfeit all of its unused NOLs and NOL carryforwards that were incurred prior to the date of the second ownership change.

If a corporation in bankruptcy elects out of the rules under Section 382(l)(5), a special rule under Section 382(l)(6) of the Tax Code will apply in calculating the Annual Section 382 Limitation.  Under this special rule, the Annual Section 382 Limitation will be calculated by reference to the lesser of the value of the corporation’s stock (with certain adjustments, including any increase in value resulting from any surrender or cancellation of any Claims in the bankruptcy) immediately after the ownership change (as opposed to immediately before the ownership change, as discussed above) or the value of the corporation’s assets (determined without regard to liabilities) immediately before the ownership change.

Aurora is continuing to analyze whether it is advisable to avail itself of the 382(l)(5) Exception.  Even if Aurora decides to do so, transfers of Claims prior to the Effective Date may prevent Aurora from satisfying the “qualified creditor” test requirement of Section 382(l)(5).  Moreover, the benefits of Section 382(l)(5) would effectively be lost if Aurora were to experience an ownership change before the Effective Date.  While an order of the Bankruptcy Court currently precludes certain transfers of Old Aurora equity that may cause an ownership change, there can be no assurance that these restrictions will prevent such a change, or that a change did not occur before the order took effect.  Finally, even if the benefits of Section 382(l)(5) are available upon consummation of the Plan, such benefits will be lost if Reorganized Aurora experiences another ownership change within the subsequent two year period, and there is no assurance that such an ownership change will not occur (as a result of redemptions or other transfers of the New Aurora Stock or otherwise).

3.	Alternative Minimum Tax Liability.

While any NOL carryforwards not limited by the Annual Section 382 Limitation will generally be available to reduce Aurora’s regular U.S. federal income tax liability, such NOL carryforwards generally may offset only 90% of Aurora’s alternative minimum tax liability, if any.

4.	Limited Liability Conversion.

The contemplated conversion of Reorganized Aurora into a limited liability company (pursuant to the Voting Agreement) should not have a material impact on the tax treatment of the Debtor, provided that such limited liability company elects from its inception to be taxable as a corporation for U.S. federal income tax purposes.

XV.  RESALE OF SECURITIES RECEIVED UNDER THE PLAN

A.           Issuance of New Securities.

Bankruptcy Code § 1145(a)(1) exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if three principal requirements are satisfied:

            (a)           the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in joint plan with the debtor, or of a successor to the debtor under the plan;

            (b)           the recipients of the securities must hold pre-petition or administrative expense claims against the debtor or interests in the debtor; and

            (c)           the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in exchange for such claims or interests and partly for cash or property.

The Debtors believe that the offer and sale of the New Aurora Class A Common Stock, the New Aurora Preferred Stock, and the New Secured Notes would satisfy the requirements of Bankruptcy Code §1145(a)(1) and would be, therefore, exempt from registration under the Securities Act and state securities laws.

The Debtors believe that the issuance of New Aurora Class A Common Stock in connection with the exercise of the New Warrants will satisfy the requirements of Bankruptcy Code § 1145(a)(2), which exempts the offer of a security through the issuance of any warrant, option, right to subscribe, or conversion privilege that was issued under a plan of reorganization in accordance with Bankruptcy Code § 1145(a)(1) and the issuance of a security upon the exercise of such a warrant, option, right, or privilege.

The Debtors also anticipate that they or the Reorganized Debtors (as applicable) would intend to seek to qualify for exemptions from registration, pursuant to Section 4(2) of the Securities Act, Regulation D of the Securities Act, Rule 701 promulgated under the Securities Act, or otherwise, the issuance of any shares of the New Aurora Class B Common Stock or any equity securities of Reorganized Aurora in the future in connection with the exercise of any stock options under the Management and Director Equity Plan or otherwise.

B.           Subsequent Transfers Under Federal Securities Laws.

The Debtors believe that all resales and subsequent transactions in the New Aurora Class A Common Stock would be exempt from registration under federal and state securities laws, unless the holder thereof is an “underwriter” with respect to such securities.  Bankruptcy Code §1145(b) defines four types of “underwriters”:

(1)           persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

(2)           persons who offer to sell securities offered under a plan for the holders of such securities;

(3)           persons who offer to buy such securities from the holders of such securities, if the offer to buy is:  (a) with a view to distributing such securities; and (b) under an agreement made in connection with the plan, the consummation of the plan, or with the offer or sale of securities under the plan; or

(4)           a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act.

Under Section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.  To the extent that Persons who receive the New Aurora Class A Common Stock, the New Aurora Preferred Stock, the New Secured Notes, or the New Warrants pursuant to the Plan are deemed to be “underwriters,” resales by such persons would not be exempted by Bankruptcy Code §1145 from registration under the Securities Act or other applicable law.  Persons deemed to be underwriters would, however, be permitted to sell the New Aurora Class A Common Stock, the New Aurora Preferred Stock, the New Secured Notes, or the New Warrants without registration pursuant to the provisions of Rule 144 under the Securities Act.  These rules permit the public sale of securities received by “underwriters” if current information regarding the issuer is publicly available and if volume limitations and certain other conditions are met.  Other exemptions to the registration requirements of the Securities Act might be applicable in a particular situation.  Whether or not any particular person would be deemed to be an “underwriter” with respect to the New Aurora Class A Common Stock, the New Aurora Preferred Stock, the New Secured Notes, or the New Warrants to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that person.  Accordingly, the Debtors express no view as to whether any particular Person receiving the New Aurora Class A Common Stock, the New Aurora Preferred Stock, the New Secured Notes, or the New Warrants under the Plan would be an “underwriter” with respect to such securities.

GIVEN THE COMPLEX AND SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, THE DEBTORS MAKE NO REPRESENTATION CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE NEW SECURED NOTES, THE NEW AURORA CLASS A COMMON STOCK, THE NEW AURORA CLASS B COMMON STOCK, THE NEW AURORA PREFERRED STOCK, OR THE NEW WARRANTS.  THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE NEW SECURED NOTES, THE NEW AURORA CLASS A COMMON STOCK, THE NEW AURORA CLASS B COMMON STOCK, THE NEW AURORA PREFERRED STOCK OR THE NEW WARRANTS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES WITHOUT COMPLIANCE WITH THE SECURITIES ACT OR THE SECURITIES EXCHANGE ACT OF 1934 AS WELL AS ANY STATE LAWS.

XVI.  AVAILABLE INFORMATION

Statements made in this Disclosure Statement as to the contents of any contract, agreement, or other document referred to herein are not necessarily complete.  With respect to each such contract, agreement, or other document that has been attached hereto as an exhibit, reference is made to the appropriate exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.  Any contract, agreement, or other document that has been referred to or described herein but not otherwise attached as an exhibit may be reviewed at the Debtors’ principal office, 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan  49684.

Aurora is currently subject to the informational and periodic reporting requirements of the Exchange Act.  Accordingly, they have filed periodic reports and other documents and information required under the Exchange Act with the SEC.  Such reports and other documents and information filed by Aurora may be examined and are also available for inspection without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C.  20549, and are also available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and at 500 West Madison Street, Chicago, Illinois  60661-2511.  The SEC maintains a Web Site (http://www.sec.gov) that contains reports and other information regarding Aurora.

XVII.  RECOMMENDATION

The Debtors, the Administrative Agents, the First Lien Loan Lenders, and the Second Lien Loan Lenders believe that confirmation and implementation of the Plan are preferable to any of the alternatives described herein.  The Debtors have also determined that Confirmation of the Plan will provide all Creditors with Allowed Claims in Classes 2A, 2B, 2D, 3A, or 3B with a recovery greater than or equal to what they would receive if the Debtors were liquidated under Chapter 7, and the Holder of any other Claim or Interest with a recovery of no less than what it would receive if the Debtors were liquidated under Chapter 7 (and in certain instances, more than what they would receive under such a liquidation).  Any other alternative would cause significant delay and uncertainty, as well as substantial additional administrative costs.  Thus, the Debtors the Administrative Agents, the First Lien Loan Lenders, and the Second Lien Loan Lenders recommend the confirmation and implementation of the Plan.

Dated: October 6, 2009	Aurora Oil & Gas Corporation
Debtor and Debtor-in-Possession

By:	/s/ Sanford R. Edlein
Name: Sanford R. Edlein
Title: Chief Restructuring Officer

Hudson Pipeline & Processing Co., LLC,
Debtor and Debtor-in-Possession

By:	/s/ Sanford R. Edlein
Name: Sanford R. Edlein
Title: Chief Restructuring Officer

Submitted by:

/s/  Stephen B. Grow
WARNER NORCROSS & JUDD LLP
Stephen B. Grow (P39622)
900 Fifth Third Center, 111 Lyon Street NW
Grand Rapids, Michigan  49503
Telephone: (616) 752-2158
Facsimile: (616) 222-2158
sgrow@wnj.com

— and—

CAHILL GORDON & REINDEL LLP
Joel H. Levitin
Stephen J. Gordon
Eighty Pine Street
New York, New York  10005
Telephone:  (212) 701-3000
Facsimile:  (212) 269-5420

Attorneys  for the
Debtors and Debtors-in-Possessio

EXHIBIT A

THE PROPOSED JOINT PLAN OF REORGANIZATION OF DEBTORS AURORA
OIL & GAS CORPORATION AND HUDSON PIPELINE & PROCESSING CO., LLC

DATED OCTOBER 6, 2009

UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF MICHIGAN

In re:	)
	)	Chapter 11
AURORA OIL & GAS CORPORATION,	)
	)	Bankruptcy Case No.: 09-08254 (SWD)
Debtor.	)
)
)
In re:	)	Chapter 11
)
HUDSON PIPELINE& PROCESSING	)	Bankruptcy Case No.: 09-08255 (SWD)
CO., LLC,	)
)
Debtor.	)
)

JOINT PLAN OF REORGANIZATION OF DEBTORS AURORA OIL &
GAS CORPORATION AND HUDSON PIPELINE & PROCESSING CO., LLC

Submitted by:

WARNER NORCROSS & JUDD LLP
Stephen B. Grow (P39622)
900 Fifth Third Center, 111 Lyon Street NW
Grand Rapids, Michigan 49503
Telephone: (616) 752-2158
Facsimile: (616) 222-2158
sgrow@wnj.com

-and-

CAHILL GORDON & REINDEL llp
Joel H. Levitin
Stephen J. Gordon
Eighty Pine Street
New York, New York 10005-1702
Telephone: (212) 701-3000
Facsimile: (212) 269-5420

Attorneys for the Debtors and Debtors-in- Possession

Dated:  October 6, 2009

Aurora Oil & Gas Corporation and Hudson Pipeline & Processing Co., LLC, the above-captioned debtors and debtors-in-possession propose the following joint plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code.

ARTICLE I

DEFINITIONS

The following terms used in the Plan shall have the meanings specified below, and such meanings shall be equally applicable to both the singular and plural forms of such terms, unless the context otherwise requires.  Any terms defined in the Disclosure Statement and not otherwise defined herein shall have the meanings set forth in the Disclosure Statement when used herein.  Any term used in the Plan, whether or not capitalized, that is not defined in the Plan or in the Disclosure Statement, but that is defined in the Bankruptcy Code, the Bankruptcy Rules, or the Local Bankruptcy Rules, shall have the meaning set forth in the Bankruptcy Code, the Bankruptcy Rules, or the Local Bankruptcy Rules.

1.1.           Administrative Agents:  Collectively, the First Lien Loan Administrative Agent, the Second Lien Loan Administrative Agent, and the DIP Facility Administrative Agent.

1.2.           Administrative Claims:  The collective reference to all Claims for costs and expenses of administration of these Cases with priority under Bankruptcy Code § 507(a)(2), costs and expenses allowed under Bankruptcy Code § 503(b), the actual and necessary costs and expenses of preserving the respective Estates of the Debtors and operating the respective businesses of the Debtors, any indebtedness or obligations incurred or assumed by either of the Debtors pursuant to Bankruptcy Code § 364 or otherwise, professional fees and expenses of the Debtors and the Creditors Committee, in each case to the extent allowed by an order of the Bankruptcy Court under Bankruptcy Code § 330(a) or § 331, and any fees or charges assessed against the respective Estates under 28 U.S.C. § 1930; provided, however, that the Holder of an Administrative Claim (except for an Administrative Claim based upon Professional Fees, the allowance and timing for filing of applications for Professional Fees being governed by Plan Section 13.7) arising prior to the Effective Date (other than for goods or non-professional services provided to the Debtors during these Cases in the ordinary course of their business) must file a request for payment on or before 30 days after the Effective Date for such Administrative Claim to be eligible to be considered an Allowed Claim.

1.3.           Affiliate:  This term shall have the meaning assigned to it in Bankruptcy Code § 101(2); provided, however, that where the context so requires, the term “debtor” in such section shall mean that entity to which the defined term “Affiliate” refers.

1.4.           Allowance Date:  With reference to a particular Claim, the date on which such Claim becomes an Allowed Claim; provided, however, that, if a Claim becomes an Allowed Claim pursuant to an order of the Bankruptcy Court, the Allowance Date shall be the date on which such order becomes a Final Order, and if a Claim becomes an Allowed Claim pursuant to the Plan, the Allowance Date shall be deemed the Effective Date.

1.5.           Allowed:  Such word shall mean, with reference to a Claim:  except as otherwise provided in the Plan (a) any Claim against a Debtor that has been listed by such Debtor in the Schedules filed by such Debtor as liquidated in an amount greater than zero dollars and not disputed or contingent and for which no contrary Proof of Claim has been filed and as to which no timely objection has been interposed; (b) any Claim as to which a Proof of Claim has been timely filed and (i) no objection to the allowance thereof has been timely interposed on or before the Claims Objection Bar Date, and (ii) such Claim has not (as applicable) been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise), or otherwise deemed satisfied in full; (c) any Claim as to which any objection thereto has been determined by a Final Order in favor of the respective Claim, or any such objection has been settled, waived through payment, or withdrawn; (d) any Claim that has otherwise been allowed by a Final Order (including, without limitation, the DIP Facility Order, with respect to DIP Facility Claims); (e) any Claim as to which, upon the lifting of the automatic stay pursuant to Bankruptcy Code § 362, the liability of a Debtor, allowance, and the amount thereof are determined by a Final Order of a court of competent jurisdiction other than the Bankruptcy Court; (f) with respect to any Administrative Claim for goods or non-professional services provided to the Debtors during these Cases in the ordinary course of their business, (i) no objection to the allowance thereof has been timely interposed on or before the Claims Objection Bar Date, and (ii) such Administrative Claim has not been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise in the ordinary course of their business), or otherwise deemed satisfied in full in the ordinary course of their business; or (g) any Claim that is expressly deemed an Allowed Claim under the Plan.  Unless otherwise ordered by the Bankruptcy Court prior to Confirmation, or as specifically provided to the contrary in this Plan with respect to any particular Claim, an “Allowed” Claim shall not, for any purpose under the Plan, include (i) any interest on such Claim to the extent accruing or maturing on or after the Petition Date, (ii) punitive or exemplary damages, or (iii) any fine, penalty, or forfeiture.

1.6.           Allowed  . . . Claims:  All Allowed Claims in the particular Class or of the specific type or nature described.

1.7.           Allowed Insured Claims:  All Insured Claims that are Allowed Claims.

1.8.           Amended and Restated By-Laws:  The by-laws of Reorganized Aurora on or after the Effective Date, the form of which is to be included in the Plan Supplement to the extent not submitted earlier.

1.9.           Amended and Restated Articles of Incorporation:  The amended and restated articles of incorporation of Reorganized Aurora on or after the Effective Date, the form of which is to be included in the Plan Supplement to the extent not submitted earlier.

1.10.         Amended and Restated LLC Agreement:  The amended and restated limited liability company agreement of Reorganized HPPC on or after the Effective Date, the form of which is to be included in the Plan Supplement to the extent not submitted earlier.

1.11.         Articles of Conversion in Utah:  The articles of conversion to be filed, subject to Section 6.19(b) hereof, with the Secretary of State of Utah on or after the Effective Date effecting and evidencing the Utah Conversion, the form of which is to be attached as an exhibit to the Voting Agreement and included in the Plan Supplement.

1.12.         Assets:  All of the right, title, and interest of either of the Debtors in and to any and all assets and property, whether tangible, intangible, real, or personal, that constitute property of the respective Estates within the purview of Bankruptcy Code § 541, including, without limitation, any and all claims, Causes of Action, and/or rights of the respective Debtors under federal and/or state law.

1.13.         Assumption Dispute:  Such term shall have the meaning ascribed to it in Plan Section 7.2.

1.14.         Aurora:  Debtor Aurora Oil & Gas Corporation, a Utah corporation.

1.15.         Avoidance Claims:  All of the Debtors’ and the Estates’ Causes of Action against any Person arising under any of Bankruptcy Code §§ 502(d), 544, 545, 547, 548, 549, 550, and/or 553, or under similar or related state or federal statutes and common law, including, without limitation, all preference, fraudulent conveyance, fraudulent transfer, and/or other similar avoidance claims, rights, and Causes of Action, whether or not litigation has been commenced as of the Effective Date to prosecute such Avoidance Claims.

1.16.         Ballot:  The form distributed to each Holder (as determined as of the Record Date in the case of a Holder of an Allowed Claim in Class 2A or Class 2B) of an impaired Claim in Class 2A, Class 2B, or Class 3A, on which is to be indicated either an acceptance or a rejection of the Plan.

1.17.         Bankruptcy Code:  The Bankruptcy Reform Act of 1978, Title 11, United States Code, as amended from time to time, and made applicable to these Cases.

1.18.         Bankruptcy Court:  The United States Bankruptcy Court for the Western District of Michigan, or any other court of competent jurisdiction exercising jurisdiction over these Cases.

1.19.         Bankruptcy Rules:  The Federal Rules of Bankruptcy Procedure, promulgated under Section 2075, Title 28, United States Code, as amended from time to time, and made applicable to these Cases.

1.20.         Business Day:  A day other than a Saturday, Sunday, “legal holiday” (as such term is defined in Bankruptcy Rule 9006(a)), or any other day on which commercial banks in Traverse City, Michigan are authorized or required by law to close.

1.21.         Cases:  The cases for the reorganization of the Debtors commenced by voluntary petitions under Chapter 11 of the Bankruptcy Code, filed on the Petition Date, in the Bankruptcy Court.

1.22.         Cash:  Legal tender of the United States of America and equivalents thereof.

1.23.         Cause of Action:  Any and all actions, proceedings, causes of action, claims, suits, accounts, controversies, rights to legal or equitable remedies, and rights to payment, whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured and whether asserted or unasserted, in law, equity, or otherwise.

1.24.         Certificates of Conversion to Delaware:  The certificate of conversion filed, subject to Section 6.19(b) hereof, with the Secretary of State of Delaware and articles of conversion filed with the Secretary of State of Utah on or after the Effective Date effecting and evidencing the Delaware Conversion, the form of which is to be attached as an exhibit to the Voting Agreement and included in the Plan Supplement.

1.25.         Chapter 11:  Chapter 11 of the Bankruptcy Code.

1.26.         Claim:  Any right to payment from one or more of the Debtors arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or any right to an equitable remedy for breach of performance arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date, if such breach gives rise to a right to payment from one or more of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

1.27.         Claims Agent:  Donlin, Recano & Company, Inc., in its capacity as the claims, noticing, and balloting agent in these Cases.

1.28.         Claims Objection Bar Date:  With respect to any Claim, the date on or before the later of (i) the 90th day following the Effective Date; or (ii) the 90th day after the date such Claim is timely filed; or (iii) such later date as may be established from time to time by entry of an order, prior to the expiration of the dates set forth in clauses (i) and (ii) hereof, by the Bankruptcy Court establishing the last date for filing objections to Claims.

1.29.         Class:  A category, designated herein, of Claims or Interests that are substantially similar to the other Claims or Interests in such category as specified in Article II of the Plan.

1.30.         Confirmation:  The entry on the docket of the Bankruptcy Court of the Confirmation Order.

1.31.         Confirmation Date:  The date upon which Confirmation occurs.

1.32.         Confirmation Order:  The order of the Bankruptcy Court confirming the Plan.

1.33.         Credit Facilities:  Collectively, the DIP Facility, the First Lien Loan, and the Second Lien Loan.

1.34.         Creditor:  Any Holder of an Allowed Claim against one or more of the Debtors that arose (or is based on an obligation incurred) on or before the Petition Date, including, without limitation, any Allowed Claim against the respective Estates of a kind specified in Bankruptcy Code § 502(g), (h), or (i).

1.35.         Creditors Committee:  The official committee of unsecured creditors formed in these Cases on July 21, 2009, as constituted from time to time.

1.36.         Debtor:  Either one of the Debtors.

1.37.         Debtors:  Together, Aurora and HPPC.

1.38.         Debtor Parties:  Collectively, the Debtors, the Reorganized Debtors, the Estates, and any Person seeking to exercise the rights of the Estates, including, without limitation, any successor to the Debtors or any Estate representative appointed or selected pursuant to Bankruptcy Code § 1123(b) or otherwise (including, without limitation, any Chapter 11 or Chapter 7 trustee appointed in either of these Cases), on their own behalf and on behalf of all the Debtors’ respective Interest Holders and Creditors derivatively.

1.39.         Debtor Releasing Parties:  Collectively, the Debtor Parties and each of their respective current and former directors, officers, employees, stockholders, members, principals, subsidiaries, affiliates, predecessors, successors, and assigns.

1.40.         Delaware Certificate of Formation:  The certificate of formation of the Delaware limited liability company, into which Reorganized Aurora will be converted, subject to Section 6.19(b) hereof, pursuant to the Delaware Conversion, to be filed with the Secretary of State of Delaware after the Effective Date, the form of which is to be attached as an exhibit to the Voting Agreement and included in the Plan Supplement.

1.41.         Delaware Conversion:  The conversion of Reorganized Aurora from a Utah limited liability company into a Delaware limited liability company to be effected, subject to Section 6.19(b) hereof, after the Utah Conversion.

1.42.         DIP Facility:  The debtor-in-possession credit facility established pursuant to a credit agreement, dated as of October [7], 2009 and as may be amended, supplemented, or extended from time to time, among Aurora, as borrower, the DIP Facility Guarantor, as guarantor, the DIP Facility Lenders, as lenders, and the DIP Facility Administrative Agent, as administrative agent to the DIP Facility Lenders, together with (a) the documents, instruments, and agreements related thereto or entered into in connection therewith, and (b) the DIP Facility Order and any subsequent orders of the Bankruptcy Court related thereto or entered into in connection therewith.

1.43.         DIP Facility Administrative Agent:  The Administrative Agent, as such term is defined in the DIP Facility, which is currently BNP Paribas, and all successors and assigns thereof.

1.44.         DIP Facility Claims:  All Claims of the DIP Facility Administrative Agent and the DIP Facility Lenders against the Debtors represented by, related to, arising under, or in connection with the DIP Facility and/or the DIP Facility Guarantee, for all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the DIP Facility Lenders prior to the Effective Date on account of such Claims (if any).

1.45.         DIP Facility Guarantee:  The guarantee executed and delivered by the DIP Facility Guarantor in respect of Aurora’s obligations under the DIP Facility.

1.46.         DIP Facility Guarantor:  HPPC, in its capacity as the guarantor pursuant to the DIP Facility Guarantee of Aurora’s obligations under the DIP Facility.

1.47.         DIP Facility Lenders:  The Lenders (as defined in the DIP Facility) in their respective capacities as the lenders under the DIP Facility, and their respective participants (if any), successors, and assigns thereunder.

1.48.         DIP Facility Order:  The Final Order of the Bankruptcy Court, dated October 5, 2009, approving the DIP Facility.

1.49.         Directors & Officers Liability Insurance Policies:  Collectively, those certain directors and officers liability insurance policies issued to Aurora, as follows:  (1) Policy No. 00-330-92-04, underwritten by National Union Fire Insurance Company of Pittsburg, Pa., effective October 31, 2008 - October 31, 2009; (2) Policy No. 8207-5267, underwritten by Federal Insurance Company, effective October 31, 2008 - October 31, 2009; (3) runoff policy issued by National Union Fire Insurance Company of Pittsburgh, Pa., with a six-year effective date from date of trigger; and (4) runoff policy issued by Federal Insurance Company, with a six-year effective date from date of trigger, and all endorsements, tails, and other materials relating thereto, as the same has been expanded from time to time.

1.50.         Disclosure Statement:  The disclosure statement and all supplements and exhibits thereto that relate to the Plan and are approved by the Bankruptcy Court pursuant to Bankruptcy Code § 1125, as the same may be amended or modified by the Debtors from time to time pursuant to the Bankruptcy Code, the Bankruptcy Rules, or the Local Bankruptcy Rules.

1.51.         Disputed Claim:  A Claim as to which a Proof of Claim has been filed, or deemed filed under applicable law, as to which an objection has been or may be timely filed and which objection, if timely filed, has not been withdrawn and has not been overruled or denied by a Final Order.  A Claim shall be considered a Disputed Claim in its entirety if (for among other reasons):  (i) the amount of the Claim specified in the applicable Proof of Claim exceeds the amount of any corresponding Claim scheduled by the Debtors in the Schedules or in the applicable Debtor’s books and records; (ii) any corresponding Claim scheduled by the Debtors in the Schedules has been scheduled as disputed, contingent, unliquidated, or at $0, irrespective of the amount scheduled or as set forth on the applicable Debtor’s books and records; (iii) no corresponding Claim has been scheduled by the Debtors in the Schedules or is not set forth in the applicable Debtor’s books and records; or (iv) such Proof of Claim has been filed after the last date to timely do so as established either pursuant to a Final Order of the Bankruptcy Court or as otherwise set forth in this Plan (as applicable).

1.52.         Disputed Claims Reserve:  This term shall have the meaning set forth in Plan Section 6.10(a).

1.53.         Disputed Class . . . Claim:  Any Disputed Claim in the particular Class described.

1.54.         Distribution Record Date:  The record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the first Business Day following the Confirmation Date or such other date designated as such in the Confirmation Order.

1.55.         Effective Date:  The Business Day on which the Plan becomes effective as provided in Article VIII of the Plan.

1.56.         Employee Termination Claims:  This term shall have the meaning set forth in Plan Section 6.29.

1.57.         Employees:  Collectively, the present and former employees (including retirees) of either of the Debtors.

1.58.         Equity Compensation Plan for Non-Employee Directors:  That certain equity compensation plan, adopted and approved by Aurora in 2001, which provides that each non-employee director of Aurora is entitled to receive options to purchase 100,000 shares of Old Aurora Common Stock, issuable in increments of options to purchase 33,333 shares each year over a period of 3 years, so long as the director continues in office.

1.59.         Estate(s):  Individually, the estate of each Debtor in these Cases, and, collectively, the estates of both of the Debtors in these Cases, created pursuant to Bankruptcy Code § 541.

1.60.         Executory Contract:  Any executory contract or unexpired lease, subject to Bankruptcy Code § 365, between either of the Debtors and any other Person or Persons, specifically excluding any contracts or agreements entered into pursuant to the Plan and any of the respective Debtors’ “oil and gas leases.”

1.61.         Existing Stock Option Plans:  Collectively, the 2004 Equity Incentive Plan, the 2006 Stock Incentive Plan, the 1997 Stock Option Plan, and the Equity Compensation Plan for Non-Employee Directors, and any other stock option plan of either of the Debtors in existence as of the Confirmation Date.

1.62.         Exit Credit Facility:  That certain secured exit credit facility, together with all documents, instruments, and agreements related thereto or entered into in connection therewith, that may be entered into by the Reorganized Debtors, as borrowers or guarantor (as applicable), the Exit Credit Facility Lenders, as lenders, and the Exit Credit Facility Administrative Agent, as administrative agent for the Exit Credit Facility Lenders, effective as of the Effective Date.

1.63.         Exit Credit Facility Administrative Agent:  The Administrative Agent, as such term is defined in the Exit Credit Facility, which is BNP Paribas, and all successors and assigns thereof.

1.64.         Exit Credit Facility Guarantee:  Any guarantee that is to be executed and delivered by the Exit Credit Facility Guarantor, concurrently with the execution and delivery of any Exit Credit Facility, in respect of the borrower’s obligations under the Exit Credit Facility, including, without limitation, the obligations under the New Secured Notes and the outstanding Working Capital Loans.

1.65.         Exit Credit Facility Guarantor:  Reorganized HPPC, in its capacity as the guarantor of Reorganized Aurora’s obligations under the Exit Credit Facility pursuant to the Exit Credit Facility Guarantee.

1.66.         Exit Credit Facility Lenders:  Collectively, the lenders under the Exit Credit Facility, and their respective participants, successors, and assigns thereunder.

1.67.         Final Order:  Any order or judgment entered by the Bankruptcy Court or other court that has not been reversed or stayed and as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtors or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other applicable court shall have been affirmed by the highest court to which such order or judgment was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari, or move for reargument or rehearing shall have expired;  provided, however, that the possibility that a motion under Bankruptcy Code § 502(j), Rules 59 or 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules may be but has not then been filed with respect to such order or judgment shall not cause such order or judgment not to be a Final Order.

1.68.         First Lien Loan:  That certain senior secured credit facility, dated as of August 20, 2007, in an aggregate amount of up to $100 million, of which approximately $72 million was outstanding as of the Petition Date, as the same may have been further amended from time to time, by and between Aurora, as borrower; the First Lien Loan Administrative Agent, as administrative agent, sole lead arranger, and sole bookrunner; the First Lien Loan Lenders, as lenders; and the First Lien Loan Guarantors, as guarantors, together with all documents, instruments, and agreements related thereto or entered into in connection therewith.

1.69.         First Lien Loan Administrative Agent:  The Administrative Agent, as such term is defined in the First Lien Loan, which is currently BNP Paribas, and all successors and assigns thereof.

1.70.         First Lien Loan Claims:  All Claims of the First Lien Loan Administrative Agent and the First Lien Loan Lenders against the Debtors represented by, related to, arising under, or in connection with the First Lien Loan and/or the First Lien Loan Guarantees, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the First Lien Loan Lenders prior to the Effective Date on account of such Claims.

1.71.         First Lien Loan Guarantees:  The guarantees issued by the First Lien Loan Guarantors of Aurora’s repayment obligations under the First Lien Loan.

1.72.         First Lien Loan Guarantors:  The Guarantors, as such term is defined in the First Lien Loan, and all successors and assigns thereof.

1.73.         First Lien Loan Lenders:  The Lenders, as such term is defined in the First Lien Loan, and all participants (if any), successors, and assigns thereof.

1.74.         General Unsecured Claims:  Unless otherwise specified in this Plan, all Claims against one or both of the Debtors; provided, however, that, in each case, such Claims (a) are not (i) Secured Claims (as provided for, and determined in accordance with, Bankruptcy Code § 506(a) (including any and all DIP Facility Claims, First Lien Loan Claims, Second Lien Loan Claims, Class 2C Claims, or NW Bank Secured Claims), (ii) Administrative Claims, (iii) Priority Claims, (iv) Tax Claims, (v) Intercompany Claims, or (vi) Employee Termination Claims; and (b) are not otherwise entitled to priority under the Bankruptcy Code or any Final Order of the Bankruptcy Court.

1.75.         Guarantees:  Collectively, the DIP Facility Guarantee, the First Lien Loan Guarantee, and the Second Lien Loan Guarantee.

1.76.         Guarantors:  Collectively, the DIP Facility Guarantor, the First Lien Loan Guarantors, and the Second Lien Loan Guarantors.

1.77.         Holder:  The beneficial owner of any Claim or Interest.

1.78.         HPPC:  Debtor Hudson Pipeline & Processing Co., LLC, a Michigan limited liability.

1.79.         Initial Distribution Date:  A date not later than 30 days after the Effective Date (or as soon thereafter as is practicable) or such other date as the Bankruptcy Court may order.

1.80.         Insured Claim:  Any Claim arising from an incident or occurrence alleged to have occurred prior to the Effective Date that is covered under an insurance policy applicable to the Debtors or their businesses.

1.81.         Intercompany Claim:  (a) Any account reflecting intercompany book entries by one Debtor with respect to the other Debtor or (b) any Claim that is not reflected in such book entries and is held by a Debtor against the other Debtor.

1.82.         Interest:  An ownership interest in either of the Debtors as evidenced by an equity security (as such term is defined in Bankruptcy Code § 101(16)) of any Debtor, any rights to any dividends or distributions as a result of such ownership, and any option, warrant, or right to acquire any such ownership interest, including, without limitation, any and all Claims (i) for damages arising from the rescission of the purchase or sale of the Old Aurora Common Stock or the Old HPPC Interests, or (ii) for reimbursement or contribution allowed under Bankruptcy Code § 502 on account of such Claim, which Claims are subordinated pursuant to Bankruptcy Code § 510.

1.83.         LIBOR:  Such term shall have the same meaning that “Adjusted LIBO Rate” has under the First Lien Loan.

1.84.         Lien:  Any lien, security interest, or other charge or encumbrance of any kind, or any other type of preferential arrangement, easement, right of way, or other encumbrance on title to real or personal property.

1.85.         Local Bankruptcy Rules:  The Local Bankruptcy Rules for the Western District of Michigan, effective February 1, 2007, as amended from time to time, and made applicable to these Cases.

1.86.         Management and Director Equity Plan:  That certain new equity incentive plan, which may be adopted by the Reorganized Debtors following the Effective Date.

1.87.         Management Transition Services Agreements:  Collectively, those agreements, which will be substantially in the form as set forth in the Plan Supplement, by and between the Debtors and/or the Reorganized Debtors (as applicable) and each of Barbara Lawson, Rebecca Abbott, David Deneau, Jeffrey Deneau, and John Hunter, pursuant to which such individuals shall provide transitional services to the Debtors and/or the Reorganized Debtors (as applicable).

1.88.         New Aurora Class A Common Stock:  The shares of Class A common stock, par value $0.01 per share, of Reorganized Aurora, to be issued and distributed in the manner provided by the Plan and/or issued upon the exercise of the New Warrants.

1.89.         New Aurora Class B Common Stock:  The shares of non-voting Class B common stock, par value $0.01 per share, of Reorganized Aurora, to be issued and distributed in the manner provided by the Management and Director Equity Plan.

1.90.         New Aurora Common Stock:  Collectively, the New Aurora Class A Common Stock  and the New Aurora Class B Common Stock.

1.91.         New Aurora Preferred Stock:  The shares of preferred stock, par value $0.01 per share, of Reorganized Aurora, to be issued and distributed in the manner provided by the Plan.

1.92.         New Secured Notes:  Collectively, the (a) Tranche A Notes and (b) the Tranche B Notes.

1.93.         New Warrants:  Such term shall have the meaning ascribed to it in Plan Section 6.13(e).

1.94.         1997 Stock Option Plan:  That certain stock option plan, adopted and approved by Aurora in 1997, pursuant to which Aurora was authorized to issue compensatory options to purchase up to 1,000,000 shares of Old Aurora Common Stock.

1.95.         Non-Debtor Intercompany Claim:  Any claim, debt, or other obligation held by or against either Debtor or any Affiliate, or subsidiary of either Debtor, by or against any non-Debtor subsidiary or Affiliate of a Debtor.

1.96.         Non-Debtor Releasing Parties:  Collectively, each and every Person that has held, holds, or may hold a Claim or Interest and that receives a distribution under this Plan or has its Claim Reinstated.

1.97.         NW Bank:  Northwestern Bank.

1.98.         NW Bank Agreements:  Collectively, the NW Bank LCs and the NW Bank Note.

1.99.         NW Bank Claims:  Collectively, the NW Bank LCs Claim, the NW Bank Note Secured Claim, and the NW Bank Note Deficiency Claim.

1.100.       NW Bank Collateral:  Collectively, the NW Bank LCs Collateral and the NW Bank Note Collateral.

1.101.       NW Bank LCs:  The approximately $633,000 in principal amount of letters of credit that NW Bank issued on the Debtors’ account.

1.102.       NW Bank LCs Claim:  All Claims of NW Bank against the Debtors represented by, related to, arising under, or in connection with the NW Bank LCs, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to NW Bank prior to the Effective Date on account of such Claims.

1.103.       NW Bank LCs Collateral:  The approximately $160,000 in cash collateral currently in one of Aurora’s bank accounts with NW Bank and a pledge of the Debtors’ right to receive approximately $500,000, which collectively serve as collateral for the Debtors’ obligations under the NW Bank LCs.

1.104.       NW Bank Note:  That certain promissory note issued by Aurora on September 19, 2005 to NW Bank, the balance of which as of the Petition Date is approximately $2.6 million.

1.105.       NW Bank Note Collateral:  Aurora’s corporate headquarters located in Traverse City, Michigan, which Aurora provided to NW Bank as collateral for the NW Bank Note.

1.106.       NW Bank Note Deficiency Claim:  All Claims of NW Bank against Aurora for the difference, if any, between (i) the aggregate amount owed by Aurora to NW for any and all outstanding obligations under the NW Bank Note incurred through and including the Effective Date, after taking into account the sum of all payments made by Aurora to NW Bank prior to the Effective Date on account of the NW Bank Note, and (ii) the amount of the NW Bank Note Secured Claim.

1.107.       NW Bank Note Secured Claim:  All Claims of NW Bank against Aurora represented by, related to, arising under, or in connection with the NW Bank Note, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to NW Bank by Aurora prior to the Effective Date on account of such Claims, but only to the extent of the value of NW Bank’s interest in Aurora’s interests in the NW Bank Note Collateral, as determined pursuant to Bankruptcy Code § 506(a) and, if applicable, § 1129(b).

1.108.       NW Bank Secured Claims:  Collectively, the NW Bank LCs Claim and the NW Bank Note Secured Claim.

1.109.       Old Aurora Common Stock:  Collectively, the 250,000,000 authorized shares of common stock of Aurora, with a $0.01 par value, of which 103,282,788 shares were outstanding as of June 30, 2009, and any options (including, without limitation, all options issued under any of the Existing Stock Option Plans), warrants, or rights, contractual or otherwise, to acquire any shares of such stock.

1.110.       Old HPPC Interests: The limited liability company membership interests of HPPC, of which 96% were owned by Aurora and the remaining 4% were owned by Barry A. Riske and Longhorn Properties as of the Petition Date, and any options, warrants, or rights, contractual or otherwise, to acquire any additional membership interests of HPPC.

1.111.       Old Stock of . . ..:  When used with reference to a particular Debtor or Debtors, the common stock, preferred stock, or similar equity ownership interests (as applicable) issued by such Debtor or Debtors and outstanding immediately prior to the Petition Date.

1.112.       Person:  An individual, corporation, partnership, limited liability company, association, joint stock company, joint venture, estate, trust, unincorporated organization, government or any political subdivision thereof, or any other entity.

1.113.       Petition Date:  July 12, 2009, the date upon which the Debtors’ respective petitions for relief under Chapter 11 commencing these Cases were filed.

1.114.       PIK Interest:  Such term shall have the meaning ascribed to it in Plan Section 6.13(g).

1.115.       Plan:  This Joint Plan of Reorganization proposed by the Debtors set forth herein, and all supplements and exhibits hereto, as the same may be amended or modified by the Debtors from time to time pursuant to, and in accordance with, the terms hereof, the Bankruptcy Code, the Bankruptcy Rules, the Local Bankruptcy Rules, or any applicable orders of the Bankruptcy Court.

1.116.       Plan Documents:  The documents and forms of documents specified or referenced in, and/or to be executed by either of the Debtors and/or either of the Reorganized Debtors pursuant to the terms of the Plan and/or the Exit Credit Facility, which documents may include, among others, the Amended and Restated By-Laws; the Amended and Restated Articles of Incorporation; the Amended and Restated LLC Agreement; any and all documents establishing the terms and conditions of the Exit Credit Facility, the New Secured Notes, the Working Capital Loans, and the Exit Credit Facility Guarantee; any and all documents establishing the terms and conditions of the New Aurora Preferred Stock, the New Aurora Class A Common Stock, or the New Aurora Class B Common Stock; any and all documents establishing the terms and conditions of the New Warrants; the Registration Rights Agreement; the Voting Agreement; and any and all documents establishing the terms and conditions of the Management and Director Equity Plan (if any); as all such documents and forms of documents may be amended and/or supplemented from time to time, all of which documents shall be in form and substance satisfactory to the Debtors.

1.117.       Plan Rejection Bar Date:  Such term shall have the meaning ascribed to it in Plan Section 7.4(a).

1.118.       Plan Supplement:  The supplement to the Plan containing a compilation of the draft forms and/or summaries of certain of the Plan Documents and certain related lists, summaries, and/or schedules, as may be amended, modified, or supplemented from time to time thereafter in accordance with the Plan.

1.119.       Priority Claims:  All Claims that are entitled to priority pursuant to Bankruptcy Code § 507(a) or (b) that are not Administrative Claims or Tax Claims.

1.120.       Professional(s):  Any professional(s) employed in these Cases pursuant to Bankruptcy Code §§ 327, 328, 1103, or otherwise, and any professional(s) seeking compensation or reimbursement of expenses in connection with these Cases pursuant to Bankruptcy Code §§ 330, 331, and/or 503(b)(4).

1.121.       Professional Fees:  All fees due and owing to any Professional for compensation or reimbursement of costs and expenses relating to services incurred on and after the Petition Date and on and prior to the Effective Date.

1.122.       Proof of Claim:  Any written statement filed in these Cases by a Creditor in which such Creditor sets forth the amount purportedly owed and sufficient supporting details to identify the basis for a Claim.

1.123.       Pro Rata:  Proportionately, so that a Pro Rata distribution with respect to an Allowed Claim of a particular Class bears the same ratio to all distributions (and, in the case of Disputed Claims, allocations) on account of a particular Class or Classes, as the dollar amount of such Allowed Claim bears to the dollar amount of all Allowed Claims and Disputed Claims (as applicable) in such Class or Classes.

1.124.       Record Date:  The record date for voting on the Plan, which shall be __________ _, 2009, for Holders of Allowed Claims in Class 2A or Class 2B.

1.125.       Registration Rights Agreement:  The registration rights agreement to be entered into by Reorganized Aurora, substantially in the form to be included in the Plan Supplement.

1.126.       Reinstated or Reinstatement:  Either (i) leaving unaltered the legal, equitable, and contractual right to which a Claim entitles the Holder of such Claim so as to leave such Claim unimpaired in accordance with Bankruptcy Code § 1124 or (ii) notwithstanding any contractual provision or applicable law that entitles the Holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in Bankruptcy Code § 365(b)(2); (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the Holder of such Claim for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law; or (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the Holder of such Claim; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish the Reinstatement.

1.127.       Rejection Claims:  All Claims arising as a result of a Debtor’s rejection of an Executory Contract pursuant to Bankruptcy Code §§ 365 and 1123, subject to the limitations provided in Bankruptcy Code § 502(b).

1.128.       Released Parties:  Collectively, (i) the Debtors and the Reorganized Debtors; (ii) the First Lien Loan Lenders, the Second Lien Loan Lenders, the DIP Facility Lenders, and the Administrative Agents, solely in their respective capacities as such; (iii) BNP Paribas, in its capacity as (A) sole lead arranger and sole bookrunner under the First Lien Loan, the Second Lien Loan, and the DIP Facility and (B) issuing bank under the First Lien Loan and the DIP Facility; (iv) the Creditors Committee and the members thereof, solely in their respective capacities as such; (v) the current and former directors, officers, stockholders, professionals, and employees of (a) the Debtors and (b) the Reorganized Debtors; (vi) with respect to each of the foregoing Persons, such Person’s predecessors, successors, and assigns, and current and former directors, officers, employees, stockholders, members, subsidiaries, affiliates, principals, agents, advisors, financial advisors, attorneys, accountants, investment bankers, consultants, underwriters, appraisers, representatives, and other professionals, in each case in their respective capacities as such; and (vii) any Person claimed to be liable derivatively through any Person referred to in clauses (i), (ii), (iii), (iv), (v) or (vi) of this Section 1.128.

1.129.       Releasing Party or Releasing Parties: Either a Non-Debtor Releasing Party or a Debtor Party (as applicable), or collectively, the Non-Debtor Releasing Parties and the Debtor Parties (as applicable).

1.130.       Reorganized Aurora:  Aurora, as reorganized on and after the Effective Date.

1.131.       Reorganized Aurora LLC Agreement:  The Limited Liability Company Agreement of Reorganized Aurora to become effective, subject to Section 6.19(b) hereof, after the Effective Date upon the consummation of the Delaware Conversion, the form of which is to be attached as an exhibit to the Voting Agreement and included in the Plan Supplement.

1.132.       Reorganized Debtors:  Collectively, Reorganized Aurora and Reorganized HPPC.

1.133.       Reorganized HPPC:  HPPC, as reorganized on and after the Effective Date.

1.134.       Schedules:  The schedules of assets and liabilities and statements of financial affairs that have been filed, or may be filed, in the Bankruptcy Court by the Debtors in accordance with Bankruptcy Code § 521 and/or any applicable ruling of the Bankruptcy Court, as any such schedules or statements (if any) may be amended or supplemented from time to time in accordance with Bankruptcy Rule 1009 or an order of the Bankruptcy Court.

1.135.       Second Lien Loan:  That certain second lien term loan facility, in an initial amount of up to $50 million, dated as of August 20, 2007, as the same may have been amended from time to time, by and between Aurora, as borrower; the Second Lien Loan Administrative Agent, as administrative agent; BNP Paribas as the sole lead arranger and sole bookrunner; the Second Lien Loan Lenders, as lenders; and the Second Lien Loan Guarantors, as guarantors, together with all documents, instruments, and agreements related thereto or entered into in connection therewith.

1.136.       Second Lien Loan Administrative Agent:  The Administrative Agent, as such term is defined in the Second Lien Loan, which is currently Laminar Direct Capital, LLC, and all successors and assigns thereof.

1.137.       Second Lien Loan Claims:  All Claims of the Second Lien Loan Administrative Agent and the Second Lien Loan Lenders against the Debtors represented by, related to, arising under, or in connection with the Second Lien Loan and/or the Second Lien Loan Guarantees, for any and all outstanding obligations thereunder incurred through and including the Effective Date, after taking into account the sum of all payments made to the Second Lien Loan Lenders prior to the Effective Date on account of such Claims.

1.138.       Second Lien Loan Guarantees:  The guarantees issued by the Second Lien Loan Guarantors of Aurora’s repayment obligations under the Second Lien Loan.

1.139.       Second Lien Loan Guarantors:  The Guarantors, as such term is defined in the Second Lien Loan, and all successors and assigns thereof.

1.140.       Second Lien Loan Lenders:  The Lenders, as such term is defined in the Second Lien Loan, and all participants (if any), successors, and assigns thereof.

1.141.       Secondary Liability Claim:  A Claim that arises from a Debtor being liable as a guarantor of, or otherwise being jointly, severally, or secondarily liable for, any contractual, tort, or other obligation of another Debtor, including any Claim based on:  (a) guarantees of collection, payment, or performance (including, but not limited to, any of the Guarantees or any guarantee relating to any Executory Contract); (b) indemnity bonds, obligations to indemnify, or obligations to hold harmless; (c) performance bonds; (d) contingent liabilities arising out of contractual obligations or out of undertakings (including any assignment or other transfer) with respect to leases, operating agreements, or other similar obligations made or given by a Debtor relating to the obligations or performance of another Debtor; (e) vicarious liability; (f) liabilities arising out of piercing the corporate veil, alter ego liability, or similar legal theories; or (g) any other joint or several liability that any Debtor may have in respect of any obligation that is the basis of a Claim.

1.142.       Secured Claims:  All Claims that are secured by a properly perfected and not otherwise avoidable Lien on property in which an Estate has an interest or that is subject to setoff under Bankruptcy Code § 553, solely to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Bankruptcy Code § 506(a) and, if applicable, § 1129(b); provided, however, that if the Holder of a Secured Claim is entitled to and does timely elect application of Bankruptcy Code § 1111(b)(2), then such Holder’s Claim shall be a Secured Claim to the extent such Claim is Allowed.

1.143.       Securities Act:  The Securities Act of 1933, as amended.

1.144.       Tax Claims:  All Claims that are entitled to priority under Bankruptcy Code § 507(a)(8).

1.145.       Tranche A Notes:  The $20 million of reinstated and modified indebtedness previously funded and outstanding pursuant to the First Lien Loan, to be issued by Reorganized Aurora under the Exit Credit Facility as secured tranche A notes, and to be guaranteed by the Exit Credit Facility Guarantor pursuant to the Exit Credit Facility Guarantee, and all security and other documents related thereto or entered into in connection therewith.

1.146.       Tranche B Notes:  The $20 million of reinstated and modified indebtedness previously funded and outstanding pursuant to the First Lien Loan, to be issued by Reorganized Aurora under the Exit Credit Facility as secured tranche B notes, and to be guaranteed by the Exit Credit Facility Guarantor pursuant to the Exit Credit Facility Guarantee, and all security and other documents related thereto or entered into in connection therewith.

1.147.       Triggering Event:  The passing of 18 months after the Effective Date.

1.148.       2004 Equity Incentive Plan:  That certain equity incentive plan, adopted and approved by Aurora in 2004, which plan provides for the grant of options or restricted shares for compensatory purposes for up to 1,000,000 shares of Old Aurora Common Stock.

1.149.       2006 Stock Incentive Plan:  That certain stock incentive plan, adopted and approved by Aurora in 2006, which plan provides for the award of options or restricted shares for compensatory purposes for up to 8,000,000 shares of Old Aurora Common Stock.

1.150.       Utah Articles of Organization:  The certificate of formation of the Utah limited liability company into which Reorganized Aurora will be converted, subject to Section 6.19(b) hereof, pursuant to the Utah Conversion, to be filed with the Secretary of State of Utah after the Effective Date, the form of which is to be attached as an exhibit to the Voting Agreement and included in the Plan Supplement.

1.151.       Utah Conversion:  The conversion of Reorganized Aurora from a Utah corporation to a Utah limited liability company to be effected, subject to Section 6.19(b) hereof, after the Effective Date.

1.152.       Utility Companies:  Those Persons who, in connection with the operation of the Debtors’ business and the Debtors’ management of their properties, supplied or provided electricity, water, sewer, telephone, communications, trash collection, and/or other services of this general character to either of the Debtors prior to the Petition Date.

1.153.       Voting Agreement:  The voting agreement, substantially in the form to be included in the Plan Supplement, to be entered into on the Effective Date by Reorganized Aurora and the respective holders of the New Aurora Class A Common Stock  and the New Aurora Preferred Stock, pursuant to which the respective holders of the New Aurora Class A Common Stock  and the New Aurora Preferred Stock will agree, subject to Section 6.19(b) hereof, to vote all such shares to approve the Utah Conversion, the Delaware Conversion, and the Reorganized Aurora LLC Agreement.

1.154.       Voting Deadline:  The deadline established by the Bankruptcy Court as the last date to timely submit a Ballot for voting to accept or to reject the Plan.

1.155.       Working Capital Loans:  That certain secured revolving working capital facility component, in an initial amount of up to $5 million, to be provided under the Exit Credit Facility, and to be guaranteed by the Exit Credit Facility Guarantor pursuant to the Exit Credit Facility Guarantee.

1.156.       Working Capital Loans Notes:  The notes to be issued by Reorganized Aurora under the Exit Credit Facility to the Exit Credit Facility Lenders in connection with, and evidencing obligations under, the Working Capital Loans.

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS

2.1.           In accordance with Bankruptcy Code § 1123(a)(1), Administrative Claims, DIP Facility Claims, and Tax Claims have not been classified and are excluded from the following Classes.  Article III of the Plan describes the treatment of Administrative Claims, DIP Facility Claims, and Tax Claims.  For the purposes of the Plan, Holders of Claims against, or Interests in, the Debtors are grouped as follows in accordance with Bankruptcy Code § 1122(a):

2.2.           Class 1 — Priority Claims.  Class 1 consists of all Priority Claims against either of the Debtors.  Class 1 Claims shall be treated in the manner set forth in Section 4.2 hereof.

2.3.           Class 2 — Secured Claims Against One or Both of the Debtors.

   (a)           Class 2A – First Lien Loan Claims.  Class 2A consists of all First Lien Loan Claims.  Class 2A Claims shall be treated in the manner set forth in Section 5.2 hereof.

  (b)           Class 2B – Second Lien Loan Claims.  Class 2B consists of all Second Lien Loan Claims.  Class 2B Claims shall be treated in the manner set forth in Section 5.3 hereof.

   (c)           Class 2C — Other Secured Claims Against Aurora or HPPC.  Class 2C consists of all Secured Claims against Aurora and/or HPPC that are not otherwise classified in this Article II.  Accordingly, Class 2C Claims do not include the NW Bank Secured Claims or any Claims under, respectively, the First Lien Loan, the First Lien Loan Guarantees, the Second Lien Loan, the Second Lien Loan Guarantees, the DIP Facility, or the DIP Facility Guarantee, but do include any secured capital leases of Aurora and/or HPPC.  Class 2C Claims shall be treated in the manner set forth in Section 4.3 hereof.

   (d)           Class 2D — NW Bank Secured Claims.  Class 2D consists of all NW Bank Secured Claims.  Class 2D Claims shall be treated in the manner set forth in Section 4.4 hereof.

2.4.           Class 3 – General Unsecured Claims Against Aurora or HPPC.

   (a)           Class 3A — General Unsecured Claims Against Aurora.  Class 3A consists of all General Unsecured Claims against Aurora that are not otherwise classified pursuant to this Article II.  Class 3A Claims shall be treated in the manner set forth in Section 5.4 hereof.

  (b)           Class 3B — General Unsecured Claims Against HPPC.  Class 3B consists of all General Unsecured Claims against HPPC that are not otherwise classified pursuant to this Article II.  Class 3B Claims shall be treated in the manner set forth in Section 5.5 hereof.

2.5.           Class 4 – Old Aurora Common Stock Interests.  Class 4 consists of all Interests arising under or in connection with the Old Aurora Common Stock.  Class 4 Interests shall be treated in the manner set forth in Section 5.6 hereof.

2.6.           Class 5 — Intercompany Claims.  Class 5 consists of all Intercompany Claims.  Class 5 Claims shall be treated in the manner set forth in Section 5.7 hereof.

2.7.           Class 6 — Old HPPC Interests.  Class 6 consists of all Old HPPC Interests.  Class 6 Interests shall be treated in the manner set forth in Section 5.8 hereof.

ARTICLE III

TREATMENT OF ADMINISTRATIVE
CLAIMS, DIP FACILITY CLAIMS, AND TAX CLAIMS

3.1.           Administrative Claims.  Each Holder of an Allowed Administrative Claim, other than a Holder of an Allowed DIP Facility Claim (which Claims shall be treated and satisfied in the manner set forth in Section 3.2 hereof), shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash equal to the amount of such Allowed Claim on the later of (i) the Initial Distribution Date and (ii) the date that is 10 days after the Allowance Date, except to the extent that such Holder has agreed to a less favorable treatment of such Allowed Claim; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of the Debtors’ business and assumed by the Debtors shall be paid or performed in accordance with the terms and conditions of the particular transactions and any agreements related thereto.

3.2.           DIP Facility Claims:  DIP Facility Claims shall be Allowed Claims under the Plan in the aggregate amount equal to all obligations under (i) the DIP Facility (as against Aurora) and/or (ii) the DIP Facility Guarantee (as against the DIP Facility Guarantor), as applicable, outstanding as of the Effective Date, as agreed to by the DIP Facility Lenders and the Debtors, or in the event of a dispute regarding such amount, as such amount has been determined by a Final Order of the Bankruptcy Court.  On the Effective Date (or as soon thereafter as is practicable), (a) each Holder of an Allowed DIP Facility Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash in an amount equal to such Holder’s Pro Rata share of the aggregate amount of the outstanding Allowed DIP Facility Claims, which payments shall collectively be in the amount equal to the aggregate outstanding amount of the Allowed DIP Facility Claims, and (b) either (i) the DIP Facility Lenders shall receive cancellation without draw of all outstanding letters of credit issued under the DIP Facility or (ii) such outstanding letters of credit shall be replaced with, to the extent practicable, or supported by, new letters of credit to be issued under the Exit Credit Facility.

3.3.           Tax Claims.  Each Holder of an Allowed Tax Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, at the election of the applicable Debtor, either (i) Cash equal to the amount of such Allowed Claim on the later of (a) the Initial Distribution Date and (b) the date that is 30 days after the Allowance Date, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, or (ii) in accordance with Bankruptcy Code § 1129(a)(9)(C), deferred Cash payments (a) of a value, as of the Effective Date, equal to the amount of such Allowed Tax Claim, (b) over a period not exceeding five years after the Petition Date, and (c) in a manner not less favorable than the treatment of the most favored nonpriority unsecured Claim provided for by the Plan, except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim.

ARTICLE IV

TREATMENT OF CLASSES THAT ARE NOT IMPAIRED UNDER THE PLAN

4.1.           Unimpaired Classes.  Classes 1, 2C, and 2D are unimpaired under the Plan.  Therefore, pursuant to Bankruptcy Code § 1126(f), the Holders of Allowed Claims in such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote thereon.

4.2.           Class 1 — Priority Claims.  If not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 1 Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, Cash equal to the amount of such Allowed Claim on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.

4.3.           Class 2C — Other Secured Claims Against Aurora or HPPC.  In full satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Class 2C Claim, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, at the election of the applicable Debtor, such Debtor shall either:  (a) pay the amount of such Allowed Class 2C Claim against it in full, in Cash, on the later of the Effective Date or the Allowance Date of such Claim; (b) return the underlying collateral to the Holder of such Allowed Class 2C Claim; (c) Reinstate such Allowed Class 2C Claim in accordance with the provisions of Bankruptcy Code § 1124(2); (d) pay such Allowed Class 2C Claim in full in the ordinary course; or (e) treat such Allowed Class 2C Claim in a manner otherwise agreed to by the Holder thereof.

4.4.         Class 2D — NW Bank Secured Claims.

(a)  The NW Bank Note Secured Claim:  The NW Bank Note Secured Claim shall be deemed an Allowed Claim in an amount equal to the value of the NW Bank Note Collateral as of the Effective Date, as determined pursuant to Bankruptcy Code § 506(a).  In full satisfaction, settlement, release, and discharge of, and in exchange for, the NW Bank Note Secured Claim, on the Effective Date, or as soon thereafter as is practicable, Aurora shall transfer ownership of the NW Bank Note Collateral to the Holder of the NW Bank Secured Claim.  On the Effective Date, the NW Bank Note and all outstanding notes and Liens issued in connection with the NW Bank Note shall be cancelled and shall be deemed terminated and of no force and effect.  The sum total of the value of the distributions to be made to the Holder of the Allowed NW Bank Note Secured Claim, as of the Effective Date, shall not exceed the amount of Allowed NW Bank Note Secured Claims.

(b)  The NW Bank LCs Claim:  The NW Bank LCs Claim shall be deemed an Allowed Claim in an amount equal to the value of the NW Bank LCs Collateral as of the Effective Date, as determined pursuant to Bankruptcy Code § 506(a).  To the extent the Debtors or any other third party with a right to do so has not fully drawn down upon the NW Bank LCs as of the Effective Date, the Debtors shall, in full satisfaction, settlement, release, and discharge of, and in exchange for the Allowed NW Bank LCs Claim, release from the NW Bank LCs Collateral to NW Bank the amount, if any, equal to what has been so drawn down prior to the Effective Date, and at the election of the Debtors, either (1) the NW Bank LCs shall remain in full force and effect on and after the Effective Date according to their terms for the full remaining undrawn amount thereof, and NW Bank shall retain as collateral therefor the remaining NW Bank LCs Collateral, or (2) the NW Bank LCs shall be terminated and NW Bank shall receive cancellation without draw of the remaining undrawn NW Bank LCs, in which case NW Bank shall have no further rights, claims, or interests in, any of the remaining NW Bank LCs Collateral, which shall in turn be released to the Debtors free and clear of any Liens, claims, or interests of NW Bank.  To the extent the Debtors or any other third party with a right to do so has fully drawn down upon the NW Bank LCs as of the Effective Date, in full satisfaction, settlement, release, and discharge of, and in exchange for the Allowed NW Bank LCs Claim, the Debtors shall release from the NW Bank LCs Collateral to NW Bank an amount equal to what has been so drawn down prior to the Effective Date, and the NW Bank LCs shall be terminated, NW Bank shall have no further rights, claims, or interests in, any of the remaining NW Bank LCs Collateral or other Claims against the Debtors or the Reorganized Debtors with respect thereto, and all outstanding notes and Liens issued in connection with the NW Bank LCs shall be cancelled and shall be deemed terminated and of no force and effect.  The sum total of the value of the distributions to be made to the Holder of the Allowed NW Bank LCs Claim, as of the Effective Date, shall not exceed the amount of Allowed NW Bank LCs Claims.

4.5.         Special Provision Regarding Unimpaired Claims.  Except as may otherwise be provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claim that is not impaired under this Plan, including, but not limited to, all rights with respect to legal and equitable defenses to, and/or setoffs or recoupments against, such Claim.

ARTICLE V

TREATMENT OF CLASSES THAT ARE IMPAIRED UNDER THE PLAN

5.1.         Impaired Classes.  Classes 2A, 2B, 3A, 3B, 4, 5, and 6 are impaired under the Plan.  Holders of Allowed Claims in Classes 2A, 2B, 3A, or 3B are entitled to vote to accept or reject the Plan.  Holders of Claims or Interests (as applicable) in Classes 4, 5, and 6 shall receive no distribution under the Plan (other than as set forth in Section 5.7 hereof with respect to Class 5 Intercompany Claims); therefore, the Holders of Claims or Interests (as applicable) in those Classes are deemed to have rejected the Plan and, pursuant to Bankruptcy Code § 1126(g), are not entitled to vote to accept or reject the Plan.

5.2.         Class 2A — First Lien Loan Claims.

(a) The First Lien Loan Claims shall be deemed Allowed Claims in the aggregate amount of accrued and unpaid principal, interest, fees, expenses, and other obligations under the First Lien Loan up to the Effective Date (subject to Bankruptcy Code § 506(b)).

(b) On the Effective Date, or as soon thereafter as is practicable, each Holder of an Allowed Class 2A Claim as of the Distribution Record Date, or an affiliate of such Holder designated by such Holder prior to the Effective Date, shall receive (i) as reinstatement and modification of a portion of such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of the New Secured Notes, and (ii) in full satisfaction, settlement, release, and discharge of, and in exchange, for the remaining portion of such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of [32] million shares of the New Aurora Preferred Stock.  Such shares of New Aurora Preferred Stock issued on such date shall, in the aggregate, represent, as of such date, 100% of the outstanding shares of New Aurora Preferred Stock, and shall not be subject to any dilution or further issuance of any additional shares of New Aurora Preferred Stock except as expressly provided under Plan Section 6.15(f).  For purposes of this Section 5.2(b), "affiliate" means, with respect to a Holder, a subsidiary of a Holder or any other entity that is directly or indirectly owned by the same parent entity that directly or indirectly owns the Holder.

(c)  The Allowed First Lien Loan Claims shall be considered Allowed Claims against (a) Aurora (in its capacity as the borrower under the First Lien Loan) and (b) HPPC, in its capacity as a First Lien Loan Guarantor.  The sum total of the value of the distributions to be made to the Holders of Allowed First Lien Loan Claims, as of the Effective Date, shall not exceed the aggregate amount of Allowed First Lien Loan Claims.

(d)  Pursuant to Section 4.01 of the First Lien Loan, and as set forth further in Plan Sections 6.6(d), 6.13, 6.15, and 6.20, the total distributions of the New Secured Notes and the [32] million shares of New Aurora Preferred Stock to be provided for under this Plan Section 5.2 on account of Allowed First Lien Loan Claims, shall be made by the Reorganized Debtors on the Effective Date to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.2(b)) as of the Distribution Record Date.

(e)  On the Effective Date, or as soon thereafter as practicable, upon full satisfaction of the requirements set forth in Plan Section 5.2(b), (i) $20 million of the Allowed Class 2A Claims shall be reinstated and modified as a funded debt tranche in the form of the Tranche A Notes under the Exit Credit Facility, (ii) another $20 million of the Allowed Class 2A Claims shall be reinstated and modified as another funded debt tranche in the form of the Tranche B Notes under the Exit Credit Facility, and (iii) the remaining portion of the Class 2A Claims shall be exchanged with Reorganized Aurora for the New Aurora Preferred Stock and subsequently be cancelled by Reorganized Aurora.

5.3.         Class 2B — Second Lien Loan Claims.

(a)  The Second Lien Loan Claims shall be deemed Allowed Claims in the aggregate amount of accrued and unpaid principal, interest, fees, expenses, and other obligations under the Second Lien Loan up to the Effective Date (subject to Bankruptcy Code § 506(b)).

(b)  On the Effective Date, or as soon thereafter as is practicable, each Holder of an Allowed Class 2B Claim as of the Distribution Record Date, or an affiliate of such Holder designated by such Holder prior to the Effective Date, shall receive in full satisfaction, settlement, release, and discharge of, and in exchange for such Allowed Claim against each of the Debtors, such Holder’s Pro Rata share of [56] million shares of New Aurora Class A Common Stock.  Such shares of New Aurora Class A Common Stock issued on such date shall, in the aggregate, represent, as of the Effective Date, 100% of the outstanding shares of New Aurora Class A Common Stock, subject to dilution on a pari passu basis with all other Holders of shares of New Aurora Class A Common Stock  upon the issuance of shares of New Aurora Class A Common Stock  upon the exercise of the New Warrants.  For purposes of this Section 5.3(b), "affiliate" means, with respect to a Holder, a subsidiary of a Holder or any other entity that is directly or indirectly owned by the same parent entity that directly or indirectly owns the Holder.

(c)  The Allowed Second Lien Loan Claims shall be considered Allowed Claims against (a) Aurora (in its capacity as the borrower under the Second Lien Loan) and (b) HPPC, in its capacity as a Second Lien Loan Guarantor.  The sum total of the value of the distributions to be made to the Holders of Allowed Second Lien Loan Claims, as of the Effective Date, shall not exceed the aggregate amount of Allowed Second Lien Loan Claims.

(d)  Pursuant to Section 4.01 of the Second Lien Loan, and as set forth further in Plan Sections 6.6(d) and 6.14, the total distribution of the [56] million shares of New Aurora Class A Common Stock  to be provided for under this Plan Section 5.3 on account of Allowed Second Lien Loan Claims shall be made by the Reorganized Debtors on the Effective Date to the Second Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed Second Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.3)(a))  as of the Distribution Record Date.

(e)  Upon full satisfaction of the requirements set forth in Plan Section 5.3(b), all Class 2B Claims and all outstanding notes and Liens issued in connection with the Second Lien Loan and the Second Lien Loan Guarantees (if any) shall be cancelled and shall be deemed terminated and of no force and effect.

5.4.           Class 3A — General Unsecured Claims Against Aurora.  If not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 3A Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, such Holder’s Pro Rata Share of $150,000 on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions.  On the Effective Date, all Class 3A Claims shall be cancelled and be deemed terminated and of no force and effect.

5.5.           Class 3B — General Unsecured Claims Against HPPC.  If not otherwise paid in full pursuant to a Final Order of the Bankruptcy Court prior to the Confirmation Date, and except to the extent such Holder has agreed to a less favorable treatment of such Allowed Claim, each Holder of an Allowed Class 3B Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Claim, such Holder’s Pro Rata Share of $50,000 on the latest of (i) the Initial Distribution Date, (ii) the date that is 30 days after the Allowance Date of such Claim, and (iii) the date when such Allowed Claim becomes due and payable according to its terms and conditions; provided, however, that no Holder of a Class 3B Claim shall be entitled to receive a distribution in Cash that exceeds 100% of the Allowed amount of its Claim.  On the Effective Date, all Class 3B Claims shall be cancelled and be deemed terminated and of no force and effect.

5.6.           Class 4 — Old Aurora Stock Interests.  On the Effective Date, all outstanding shares of Old Aurora Common Stock and all other Old Stock of Aurora shall be cancelled and shall be deemed terminated and of no force and effect.  In addition, without limiting the generality of the foregoing, any and all options or rights to exercise warrants or options or to otherwise acquire any shares of Old Aurora Common Stock or any other Interest in Aurora, under any of the Existing Stock Option Plans or otherwise, shall be cancelled and be deemed terminated and of no force and effect.  No distribution of any kind shall be made on account of the Old Aurora Common Stock or any other Old Stock of Aurora under the Plan.

5.7.           Class 5 — Intercompany Claims.  Class 5 Claims shall be Allowed in the amounts as reflected on the Debtors’ respective books and records; provided, however, that all Intercompany Claims shall be reviewed by the Debtors and adjusted, continued, or discharged, as the Debtors determine, as appropriate (by, among other things, releasing such claims, contributing them to capital, issuing a dividend, or leaving them unimpaired), taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors, among other things.  The Holders of Intercompany Claims shall not be entitled to participate in any of the distributions on account of Claims under Sections 5.2, 5.3, 5.4, or 5.5 hereof and shall only be entitled to the treatment provided in this Section 5.7.

5.8.           Class 6 — Old HPPC Interests.  On the Effective Date, all outstanding Old HPPC Interests or any other Old Stock of HPPC shall be cancelled and shall be deemed terminated and of no force and effect.  In addition, without limiting the generality of the foregoing, any and all options or rights to exercise warrants or options or to otherwise acquire any Old HPPC Interests or any other Interest in HPPC shall be cancelled and be deemed terminated and of no force and effect.  No distribution of any kind shall be made on account of the Old HPPC Interests under the Plan to the Holders of such Interests.  Notwithstanding the foregoing, 100% of the new equity in Reorganized HPPC shall be issued to Reorganized Aurora.

5.9.         Special Provision Regarding Impaired Claims.  Except as may otherwise be provided in the Plan (including, without limitation, Plan Section 6.27(a)), the Confirmation Order, any other order of the Bankruptcy Court, or any Plan Document, nothing shall affect the Debtors’ or the Reorganized Debtors’ (as applicable) rights and defenses, both legal and equitable, with respect to any Claims that are impaired under this Plan, including, but not limited to, all rights with respect to legal and equitable defenses to, and/or setoffs or recoupments against, such Claims.

ARTICLE VI

MEANS FOR IMPLEMENTATION OF THE PLAN

6.1.         Boards of Directors or Managers of the Reorganized Debtors.

(a)  As of the Effective Date, Reorganized Aurora shall initially have a seven-person Board of Directors consisting of the following designations:  (i) five directors to be designated by the Second Lien Loan Administrative Agent on behalf of the Second Lien Loan Lenders, and (ii) two directors to be designated by the First Lien Loan Administrative Agent, on behalf of the First Lien Loan Lenders.  The names of the initial anticipated members of the Board of Directors of Reorganized Aurora shall be disclosed to the Bankruptcy Court pursuant to Bankruptcy Code § 1129(a)(5) on or before the Confirmation Date, unless some later date is permitted by the Bankruptcy Court.  Reorganized Aurora shall be the initial manager of Reorganized HPPC.

(b)  Upon the occurrence of the Triggering Event, the holders of the New Aurora Preferred Stock shall have the right to thereafter designate five directors to the Board of Directors of Reorganized Aurora, and the number of directors designated by the holders of the New Aurora Class A Common Stock  shall be reduced to two.

(c)  Subject to the voting rights to be afforded to the holders of the New Aurora Preferred Stock, the boards of directors of the Reorganized Debtors shall have full power and authority to manage the respective businesses and affairs of the Reorganized Debtors.

6.2.         Ownership of Reorganized HPPC and non-Debtor Subsidiaries or Affiliates.

(a) On the Effective Date, 100% of the new membership interests in Reorganized HPPC shall be issued to Reorganized Aurora.

(b) In addition (other than with respect to any stock interests cancelled, sold, or otherwise transferred by either of the Debtors on or prior to the Effective Date), on the Effective Date, each Reorganized Debtor shall own and retain its equity interests in any non-Debtor subsidiaries or Affiliates (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date) to the same extent that the applicable Debtor owned an equity interest in such non-Debtor subsidiary or Affiliate prior to the Effective Date.  Without limiting the generality of the foregoing, on the Effective Date, Reorganized Aurora shall directly or indirectly own, to the same extent Aurora did as of the Effective Date, interests in Aurora Indiana, LLC; Aurora Kentucky, LLC; AOG Michigan, LLC; Aurora Operating, LLC; Celebration Mining Company; Circle Oil, LLC; and Indiana Royalty Trustory, LLC (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date).

6.3.         Issuance of New Securities; Execution and Delivery of Plan Documents.

(a)   On the Effective Date, Reorganized Aurora shall issue the New Aurora Class A Common Stock and the New Aurora Preferred Stock, and the Reorganized Debtors shall issue notes (including, without limitation, the New Secured Notes and the Working Capital Loans Notes) and may issue the New Warrants (defined below in Plan Section 6.13(e)), in each case, in connection with the Exit Credit Facility, the Exit Credit Facility Guarantee, or otherwise in connection with any other Plan Document.  In addition, Reorganized HPPC shall issue 100% of its membership interests to Reorganized Aurora.  The issuance of (i) the New Aurora Class A Common Stock (including, but not limited to, the issuance of any shares of stock issued upon the exercise of the New Warrants), the New Aurora Preferred Stock by Reorganized Aurora (including, pursuant to Sections 5.2, 5.3, 6.14, 6.15, and 6.20 hereof), and of the capital stock of Reorganized HPPC, pursuant to this Plan, or (ii) the New Aurora Class B Common Stock and any and all notes (including the New Secured Notes and the Working Capital Loans Notes) or warrants (including the New Warrants) under or in connection with the Exit Credit Facility or the Exit Credit Facility Guarantee, or otherwise by either of the Reorganized Debtors, shall all be authorized hereby without the need for any further corporate action or court order.

(b)   The execution and delivery by the Debtor(s) or the Reorganized Debtor(s) party thereto (as applicable) of all Plan Documents (including, without limitation, the Exit Credit Facility, the New Secured Notes, the Working Capital Loans Notes, the Exit Credit Facility Guarantee, any document memorializing the Management and Director Equity Plan or the terms and conditions of the New Aurora Class A Common Stock, the New Aurora Class B Common Stock, the New Aurora Preferred Stock, the New Warrants, the Registration Rights Agreement, the Voting Agreement, and/or any other agreement entered into, or instrument, security interest, guarantee, or note issued in connection with any of the foregoing, any other Plan Document, and any other document reasonably necessary or appropriate to effectuate the events contemplated herein and therein), is hereby authorized without the need for any further corporate action or court order.  All such Plan Documents shall become effective and binding upon the parties thereto simultaneously in accordance with their respective terms and conditions as of the Effective Date.

6.4.         Corporate Governance and Corporate Action.

(a)  The Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement.  On or before the Effective Date, the Reorganized Debtors shall, as applicable (i) file the Amended and Restated Articles of Incorporation and the Amended and Restated LLC Agreement with the appropriate state officials in accordance with applicable state law and (ii) adopt the Amended and Restated By-Laws.  The Amended and Restated Articles of Incorporation shall, among other things, (i) set forth the respective terms of the New Aurora Preferred Stock and the New Aurora Common Stock, (ii) provide that the number of authorized shares of New Aurora Preferred Stock shall be [45] million and of New Aurora Common Stock  shall be [85] million, and (iii) provide that the par value of each of the New Aurora Preferred Stock and the New Aurora Class A Common Stock  shall be $0.01.  After the Effective Date, the Reorganized Debtors may amend and restate their (as applicable) respective Amended and Restated Articles of Incorporation, Amended and Restated By-Laws, Amended and Restated LLC Agreement, and/or other constituent documents as permitted by the governing state general corporation law or limited liability company law (as applicable) and the applicable agreements and constituent documents (including the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement) of the Reorganized Debtors.

(b)  Corporate Action.  On, before, or after the Effective Date, all actions reasonably necessary and desirable to effectuate, implement, or adopt:  the Exit Credit Facility; the New Secured Notes; the Working Capital Loans Notes; the Exit Credit Facility Guarantee; the issuance of the New Aurora Common Stock (including any shares of stock issued upon the exercise of the New Warrants), the New Aurora Preferred Stock, and the New Warrants; the Management and Director Equity Plan; the Registration Rights Agreement; the Voting Agreement; the reservation of authorized but unissued shares of New Aurora Class A Common Stock for  issuance upon the exercise of the New Warrants or otherwise; the adoption and/or filing (as applicable) of the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, the Amended and Restated LLC Agreement, or similar constituent documents; the selection of the directors, officers, and/or managers of the respective Reorganized Debtors; the transfer of the NW Bank Collateral to the Holder of the Allowed Class 2D Claims (subject to the terms and conditions of the Plan, including, without limitation Section 4.4(b) thereof); the entry into the Management Transition Services Agreements; and all other actions or transactions contemplated by the Plan, the Plan Documents, or such other documents, and all actions reasonably necessary and desirable to effectuate any of the foregoing, shall be authorized and approved in all respects hereby without the need for any further corporate or similar action, or court order.  All matters provided for in the Plan involving the corporate structure, assets, and/or operations of the Debtors, the Reorganized Debtors, and any corporate or similar action required by the Debtors or the Reorganized Debtors in connection with the Plan or the Plan Documents shall be deemed to have occurred and shall be in effect, without any requirement of further action by the respective security holders, members, officers, managers, or directors of the Debtors or the Reorganized Debtors.  After the Confirmation Date and on or prior to the Effective Date, the appropriate members of the Boards of Directors and/or managers, members, or officers of the Debtors and the Reorganized Debtors are authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates, and instruments contemplated by the Plan and/or the Plan Documents in the name of and on behalf of the applicable Debtor(s) or Reorganized Debtor(s) (as applicable).

6.5.         Administration of the Plan.

(a) After the Effective Date, each of the Reorganized Debtors is authorized, respectively, to perform those responsibilities, duties, and obligations set forth herein, including, without limitation, making distributions as provided under the Plan, objecting to the allowance of any Claim, and prosecuting any litigation pertaining thereto, to pay such Claims as may be later Allowed, all as contemplated by the dispute resolution procedures contained in Plan Section 6.10, and overseeing and governing the continuing affairs and operations of the Reorganized Debtors on a going-forward basis.

(b) The Reorganized Debtors may retain such management, law firms, accounting firms, experts, advisors, agents, consultants, investigators, appraisers, auctioneers, or other professionals as they may deem reasonably necessary or appropriate, including, without limitation, a transfer or disbursing agent, to aid them in the performance of their responsibilities pursuant to the terms of the Plan.  It shall not be a requirement that any such parties retained by either of the Reorganized Debtors be a “disinterested person” (as such term is defined in Bankruptcy Code § 101(14)), and such retained parties may include Professionals or other Persons who had previously been active in these Cases on behalf of any Debtor, Creditor, Interest Holder, the Creditors Committee, or other constituency herein.  Without limiting the generality of the foregoing, following the issuance of the New Warrants, the Reorganized Debtors may arrange for a third party to serve as the New Warrant agent.

(c) The Reorganized Debtors shall be responsible for filing all federal, state, and local tax returns for the Debtors and for the Reorganized Debtors.

(d) To the extent the manner of performance is not specified herein, the Debtors and the Reorganized Debtors shall have the discretion to carry out and perform all other obligations or duties imposed on them by, or actions contemplated or authorized by, the Plan, any Plan Document, or by law in any manner their respective Boards of Directors, managers, or officers so choose.

6.6.         Provisions Relating to the Existing Old Aurora Common Stock, the NW Bank Agreements, and the Credit Facilities.

(a)  On the Effective Date (and solely with respect to the DIP Facility, upon the payment in full of the DIP Facility Claims with proceeds from the Working Capital Loans or otherwise), except as expressly otherwise set forth in the Plan (including Section 4.4(b) hereof), any and all notes issued in connection with any of the Credit Facilities or any of the Guarantees; the Old Aurora Common Stock; the NW Bank Agreements; any other Interests in Aurora; the Existing Stock Option Plans; and any other options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating either of the Debtors to issue, transfer, or sell any shares of Old Aurora Common Stock or any other Interest in Aurora or HPPC, shall be automatically canceled and deemed terminated, extinguished, and of no further force and effect without further act or action under any applicable agreement, law, regulation, order, or rule, and the Holders thereof or the parties thereto shall have no rights, and such instruments or agreements shall evidence no rights except the right to receive the distributions (if any) to be made to the Holders of such instruments under this Plan.

(b)  No Holder of any notes issued in connection with any of the Credit Facilities or any of the Guarantees shall be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered any such notes or Guarantees to the applicable Administrative Agent, which in turn shall surrender any and all such notes or Guarantees to the Debtors or the Reorganized Debtors, or, in the event that such original notes or Guarantees have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors or the Reorganized Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors or the Reorganized Debtors (as applicable).  If a Holder has actual possession of any note or Guarantee issued in connection with any Credit Facility or any of the Guarantees, then such Holder must physically surrender or cause to be surrendered its note(s) or Guarantee(s) to the applicable Administrative Agent for subsequent distribution to the Debtors or the Reorganized Debtors (as applicable), in accordance with the procedures required by the Debtors.  As soon as practicable after such surrender of the applicable note or Guarantee to the Debtors (or the Reorganized Debtors), or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in this Section 6.6(b), the Debtors or the Reorganized Debtors (as applicable) shall make the distributions provided in the Plan with respect to the applicable Allowed Claim(s) (as and to the extent as set forth in the Plan).  Promptly upon the surrender of such instruments, the Debtors or the Reorganized Debtors (as applicable) shall cancel any and all notes issued in connection with any of the Credit Facilities or any of the Guarantees (if any).

(c)  Except as otherwise set forth in Section 4.4(b) hereof, no Holder of any notes issued in connection with any of the NW Bank Agreements shall be entitled to any distribution under the Plan unless and until such Holder has first surrendered or caused to be surrendered any such notes to the Debtors or the Reorganized Debtors, or, in the event that such original notes have been lost, destroyed, stolen, or mutilated, has first executed and delivered an affidavit of loss and indemnity with respect thereto in a form customarily utilized for such purposes that is reasonably satisfactory to the Debtors or the Reorganized Debtors, and, in the event the Debtors so request, has first furnished a bond in form and substance (including, without limitation, amount) reasonably satisfactory to the Debtors.  If a Holder has actual possession of any note issued in connection with any NW Bank Agreement, then such Holder must physically surrender or cause to be surrendered its note(s) to the Debtors or the Reorganized Debtors (as applicable), in accordance with the procedures required by the Debtors.  As soon as practicable after such surrender of the applicable note to the Debtors (or the Reorganized Debtors), or such delivery of an affidavit of loss and indemnity and such furnishing of a bond as provided in this Section 6.6(c), the Debtors or the Reorganized Debtors (as applicable) shall make the distributions provided in the Plan with respect to the applicable Allowed Claim(s) (as and to the extent as set forth in the Plan).  Promptly upon the surrender of such instruments, the Debtors or the Reorganized Debtors (as applicable) shall cancel any and all notes issued in connection with any of the NW Bank Agreements.

(d)  All distributions under the Plan on account of the Allowed First Lien Loan Claims shall initially be distributed to the First Lien Loan Administrative Agent for further distribution to the Holders of Allowed First Lien Loan Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the First Lien Loan and the Plan.  Upon the delivery of the foregoing distributions to the First Lien Loan Administrative Agent, the Debtors and the Reorganized Debtors shall be released of all liability with respect to their obligation to make such delivery.  The First Lien Loan Administrative Agent shall thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed First Lien Loan Claims.  Similarly, all distributions under the Plan on account of the Allowed Second Lien Loan Claims shall initially be distributed to the Second Lien Loan Administrative Agent for further distribution to the Holders of Allowed Second Lien Loan Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the Second Lien Loan and the Plan.  Upon the delivery of the foregoing distributions to the Second Lien Loan Administrative Agent, the Debtors and the Reorganized Debtors shall be released of all liability with respect to their obligation to make such delivery.  The Second Lien Loan Administrative Agent shall thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed Second Lien Loan Claims.  Also, all distributions under the Plan on account of the Allowed DIP Facility Claims shall initially be distributed to the DIP Facility Administrative Agent, for further distribution to the Holders of Allowed DIP Facility Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the DIP Facility and the Plan.  Upon the delivery of the foregoing distributions to the DIP Facility Administrative Agent, the Debtors and the Reorganized Debtors shall be released of all liability with respect to their obligation to make such delivery.  The DIP Facility Administrative Agent shall thereafter take all steps reasonably necessary and appropriate to effectuate such further distribution thereof to the Holders of the Allowed DIP Facility Claims.  On the Effective Date (and, solely with respect to the DIP Facility, upon the payment in full of the DIP Facility Claims with proceeds from the Working Capital Loans or otherwise), all of the obligations and Liens under the respective Credit Facilities other than those that are being expressly reinstated and modified in the manner set forth in Section 5.2 hereof shall be deemed terminated, canceled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and shall have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Sections 3.2, 5.2, and 5.3 hereof; provided, however, that the respective Credit Facilities shall continue in effect and shall not be deemed canceled on the books and records of the applicable Administrative Agents, solely for the purposes of and to the extent necessary to (i) facilitate the respective distributions to the First Lien Loan Lenders, the Second Lien Loan Lenders, or the DIP Facility Lenders as of the Distribution Record Date, pursuant to the Plan and (ii) to enable the respective Administrative Agents to perform any and all current and future administrative functions.

(e)  All distributions under the Plan on account of the Allowed NW Bank Claims shall be distributed to NW Bank as the Holder of the Allowed NW Bank Claims as of the Distribution Record Date, pursuant to the terms and subject to the conditions of the NW Bank Agreements and the Plan.  Upon the delivery of the foregoing distributions to NW Bank, the Debtors and the Reorganized Debtors shall be released of all liability with respect to their obligation to make such delivery.  Subject to the other terms and conditions of the Plan, including in Section 4.4(b) in the event Aurora elects to keep the NW Bank LCs in place after the Effective Date, on the Effective Date, the obligations under the respective NW Bank Agreements shall be deemed terminated, canceled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and shall have no further legal effect other than as evidence of any right to receive distributions under the Plan as set forth in Sections 4.4 and 5.4 hereof.

(f)   On the Effective Date, the Old Aurora Common Stock and the Old HPPC Interests shall be deemed terminated, canceled, and extinguished (all without any further action by any Person or the Bankruptcy Court) and shall have no further legal effect.

(g)  The Debtors shall pay the reasonable and customary fees, charges, and expenses incurred by the respective Administrative Agents (including, without limitation, the reasonable and customary fees, charges and expenses of each such Administrative Agents’ counsel, financial advisor, and any other agent or consultant) in the performance of any function associated with the Credit Facilities or the Plan (as applicable) during the period from and including the Petition Date until such time as all distributions provided for under the Plan to the Holders of Allowed First Lien Loan Claims, Allowed Second Lien Loan Claims, and Allowed DIP Facility Claims (as applicable) have been made.

6.7.         Delivery of Distributions; Unclaimed Property; Undeliverable Distributions.

(a)  Except as may otherwise be provided in Sections 3.2, 5.2, 5.3, 6.7, and 6.8 hereof, any distributions to Holders of Allowed Claims under this Plan shall be made:  (i) at the addresses set forth either on the Schedules or as otherwise set forth on the Debtors’ respective books and records, or on the respective Proofs of Claim filed by such Holders in the event that the addresses indicated thereon differ from those set forth on the Schedules or as otherwise set forth on the Debtors’ respective books and records or upon the applicable securities depositories, clearing systems, or broker, bank, or custodial participants in the clearing system (as applicable); or (ii) at the addresses set forth in any written notices of address change delivered to the Debtors or the Reorganized Debtors (if after the Effective Date) after the date of any related Proof of Claim.

(b)  Except as otherwise set forth in Plan Section 4.4(b), in accordance with Bankruptcy Code § 1143, any Holder of any note issued in connection with any of the Credit Facilities, the NW Bank Agreements, or any of the Guarantees that fails to surrender the applicable note or deliver an affidavit of loss and indemnity as provided herein by 5:00 p.m. prevailing Eastern Time on the date that is one year from and after the later of the Effective Date or the applicable Allowance Date with respect to any Claims arising from or relating to such note issued in connection with any of the Credit Facilities, the NW Bank Agreements, or the Guarantees (if any), shall be deemed to have forfeited all rights and claims in respect of such Claims, and shall be forever barred from receiving any distributions under the Plan on account thereof.  In such cases, (a) any property held for distribution by the applicable Administrative Agent on account of Allowed Claims based on such note issued in connection with the applicable Credit Facility or any of the Guarantees (if any), shall be made available for redistribution, on a Pro Rata basis, to all other Holders of Allowed Claims arising under the applicable Credit Facility that timely surrendered the applicable note or delivered an affidavit of loss and indemnity as provided herein, and (b) any Cash held for distribution by the Debtors on account of Allowed NW Bank Note Deficiency Claims shall be retained by the Reorganized Debtors for further distributions to the Holders of Allowed Class 3A Claims in accordance with Plan Section 6.10(e).

(c)  If the distribution to the Holder of any Allowed Priority Claim, Allowed Class 2C Claim, Allowed Class 3A Claim, or Allowed Class 3B Claim is returned to the Reorganized Debtors as undeliverable, no further distribution shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder’s then current address.  The Reorganized Debtors shall retain any such undeliverable distributions.

(d)  Any Holder of an Allowed Claim who does not assert a claim for an undeliverable distribution by 5:00 p.m. prevailing Eastern Time on the date that is one year after the date by which such Holder was first entitled to such distribution shall no longer have any claim to, or interest in, such undeliverable distribution and shall be forever barred from receiving any distribution under the Plan.

(e)  Nothing contained in the Plan shall require the Debtors or the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

6.8.         Funding of Cash Distributions under the Plan.  Any funds necessary to make the Cash distributions required under the Plan and/or to fund the future obligations of the Reorganized Debtors shall (as applicable) be made from:  the Cash on hand of the Debtors and of the Reorganized Debtors; the Working Capital Loans; and the future operations of the Debtors and the Reorganized Debtors (as applicable).

6.9.         Manner of Payments Under the Plan.  Any Cash distribution to be made by the Debtors or the Reorganized Debtors (as applicable) pursuant to the Plan may be made by a check on a United States bank selected by the Debtors or the Reorganized Debtors (as applicable); provided, however, that Cash distributions made to foreign Holders of Allowed Claims may be paid, at the option of the Debtors or the Reorganized Debtors (as applicable), in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

6.10.       Disputed Claims.

(a)  No distribution or payment shall be made on a Disputed Claim until such Disputed Claim becomes an Allowed Claim.  On the Initial Distribution Date, the distributions reserved for the Holders of any Disputed Claims in each Class under the Plan shall be deposited in deposit accounts for the benefit of the Holders of Disputed Claims whose Claims are ultimately Allowed in the respective Classes in which the Disputed Claims are classified (each deposit account a “Disputed Claims Reserve”); provided, however, that neither the Debtors nor the Reorganized Debtors shall be required to deposit any Cash, securities, or other property or assets into a Disputed Claims  Reserve on account of a particular Disputed Claim with respect to which the Debtors or the Reorganized Debtors have filed a motion or objection with the Bankruptcy Court seeking to either (a) estimate or liquidate the Allowed amount of such Disputed Claim at $0 or (b) disallow, expunge, vacate, or otherwise strike such Disputed Claim on any grounds.

(b)  Subject to the other provisions of this Plan (including Section 6.10(a) hereof), the Reorganized Debtors (or any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b)) shall withhold from the property to be distributed under the Plan and deposit in each Disputed Claims Reserve a sufficient amount of such withheld property to be distributed on account of the face amount of Claims that are Disputed Claims in such Class as of the Initial Distribution Date for such Class under the Plan.  For the purposes of this provision, the “face amount” of a Claim is (i) the amount set forth on the applicable Proof of Claim or such lower amount as may be determined in accordance with Plan Section 6.10(c), unless the Claim is filed in an unliquidated amount; or (ii) if a Proof of Claim has been filed in an unliquidated amount, the amount determined in accordance with Plan Section 6.10(c).

(c)  As to a Disputed Claim, the Bankruptcy Court shall, upon motion by the Debtors or the Reorganized Debtors or any other party in interest in these Cases (as applicable), estimate the maximum allowable amount of such Disputed Claim and the amount to be placed in the Disputed Claims Reserve on account of such Disputed Claim.  If so authorized by order of the Bankruptcy Court, any Creditor whose Claim (i) is estimated by an order of the Bankruptcy Court or (ii) is the subject of a motion or objection to (a) estimate or liquidate the Allowed amount of such Disputed Claim at $0 or (b) disallow, expunge, vacate, or otherwise strike such Disputed Claim in full on any grounds, as contemplated by Plan Section 6.10(a), shall not have any recourse to the Debtors or to the Reorganized Debtors, any Assets theretofore distributed on account of any Allowed Claim, or any other entity or property if the finally Allowed Claim of that Creditor exceeds that estimated maximum allowable amount.  Instead, such Creditor shall have recourse only to the undistributed Cash (if any) in the applicable Disputed Claims Reserve for the Claim of that Creditor and (on a Pro Rata basis with the other Creditors of the same Class who are similarly situated) to those portions (if any) of the Disputed Claims Reserve for other Disputed Claims of the same Class that exceed the ultimately Allowed amount of such Claims.

(d)  All earnings on any Cash held in a Disputed Claims Reserve (if any) shall be held in trust and shall be distributed only in the manner described in the Plan.

(e)  At such time as all or any portion of a Disputed Claim becomes an Allowed Claim, the distributions reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), shall be released from the appropriate Disputed Claims Reserve and delivered to the Holder of such Allowed Claim in the manner as described in the Plan.  At such time as all or any portion of any Disputed Priority Claim or any Disputed Class 1 or 2C Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), shall be released from the appropriate Disputed Claims Reserve and returned to the Reorganized Debtors.  At such time as all or any portion of any Disputed Class 3A Claim or Disputed 3B Claim is determined not to be an Allowed Claim, the distribution reserved for such Disputed Claim or such portion, plus any earnings thereon (if any), shall be released from the appropriate Disputed Claims Reserve account and made available for redistribution in a timely manner, on a Pro Rata basis, to the Holders of Allowed Claims of such Classes; provided, however, that neither the Debtors, the Reorganized Debtors, nor any transfer or disbursing agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) shall be required to make any such redistribution until the aggregate amount available with respect thereto is at least $5,000.

(f)   (i) After the Confirmation Date, the Debtors (in consultation with the Creditors Committee, the First Lien Loan Administrative Agent, and the Second Lien Loan Administrative Agent), and (ii) on and after the Effective Date, the Reorganized Debtors shall have the authority to object to and litigate any Disputed Claims or any dispute regarding the amount of the NW Bank Note Secured Claim and the NW Bank Note Deficiency Claim, and shall have the authority to settle, compromise, resolve, or withdraw any objection to Disputed Claims or any dispute regarding the amount of the NW Bank Note Secured Claim and the NW Bank Deficiency Claim, without the need for any Bankruptcy Court or other approval or any other or further notice.  Without limiting the generality of the foregoing, the amount of the NW Bank Note Deficiency Claim is to be determined in good faith by the Debtors (in consultation with the Creditors Committee, the First Lien Loan Administrative Agent, and the Second Lien Loan Administrative Agent) and NW Bank, or, in the absence of an agreement between such parties, by the Bankruptcy Court.

(g)  Except as otherwise provided in the Plan, if there exists any Disputed Administrative Claim, Disputed Tax Claim, or Disputed DIP Facility Claim, or any Disputed Class 1 or 2C Claim, the Reorganized Debtors shall withhold in a reserve account the “face amount” (as calculated under Plan Section 6.10(b)) of any such Disputed Claim until and to the extent such Claim is determined to be an Allowed Claim.

6.11.       Bar Date for Objections to Claims.  All objections to Claims (other than with respect to (a) Administrative Claims and (b) Rejection Claims arising under those Executory Contracts that are to be rejected under and pursuant to the Plan) must be filed by the Claims Objection Bar Date.  The failure by any party-in-interest, including the Debtors, to object to any Claim, whether or not unpaid, for purposes of voting shall not be deemed a waiver of such party’s rights to object to, or to re-examine, any such Claim in whole or in part, for purposes of distributions under the Plan.

6.12.       Deadlines for Determining the Record Holders of the Various Classes of Claims.  At the close of business on the Distribution Record Date, the respective transfer records for the Credit Facilities, the NW Bank Agreements, and the Old HPPC Interests shall be closed, and there shall be no further changes in the record holders of the respective Credit Facilities Claims, NW Bank Claims, General Unsecured Claims, or the Old HPPC Interests after such date.  Neither the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b), nor the respective Administrative Agents shall have any obligation to recognize any transfer of the First Lien Loan Claims, the Second Lien Loan Claims, the NW Bank Claims, the DIP Facility Claims, any notes issued in connection with any of the Credit Facilities, the NW Bank Agreements, or any of the Guarantees (if any), any General Unsecured Claim, or the Old HPPC Interests occurring after the Distribution Record Date, and such parties shall be entitled, instead, to recognize and deal for all purposes hereunder with only those record holders thereof as of the close of business on the Distribution Record Date.

6.13.       The Exit Credit Facility, the Working Capital Loans, the New Secured Notes, and the Exit Credit Facility Guarantee.

(a)  On the Effective Date, or as soon thereafter as practicable, the Reorganized Debtors, either as direct borrowers or as an Exit Credit Facility Guarantor, the Exit Credit Facility Administrative Agent, as administrative agent, and the Exit Credit Facility Lender(s), as lender(s) (in each case, as may be set forth in the final Exit Credit Facility), may (as applicable) execute and deliver the Exit Credit Facility, the New Secured Notes, the Working Capital Loans Notes, the Exit Credit Facility Guarantee, and any and all security agreements, mortgages or extensions of mortgages, certificates, and other instruments, agreements, assignments, and documents contemplated and/or required by the Exit Credit Facility, including, but not limited to, any and all such documents that serve to evidence and secure the Reorganized Debtors’ respective obligations under the Exit Credit Facility and/or the Exit Credit Facility Guarantee (as applicable), and any Liens in favor of the Exit Credit Facility Lender(s) securing such obligations.  The New Secured Notes under the Exit Credit Facility shall constitute a reinstatement and modification of the Class 2A Claims under the First Lien Loan in the manner set forth in Section 5.2 hereof, and, as a result, all of the outstanding amounts under the Exit Credit Facility shall (a) continue to be secured by the perfected Liens which exist under the First Lien Loan and (b) be secured by perfected Liens in substantially all of the respective assets of the Reorganized Debtors.

(b)  The First Lien Loan Lenders shall have the option to participate as an Exit Credit Facility Lender and provide the Working Capital Loans to Reorganized Aurora.  In the event that all the Exit Credit Facility Lenders under the Working Capital Loans are First Lien Lenders, each participating First Lien Loan Lender shall be entitled to participate in the Working Capital Loans on a Pro Rata basis, based on the total amount outstanding under the First Lien Loan.  In the event that some or all of the First Lien Loan Lenders fail to fully subscribe the Working Capital Loans, then some or all of the Second Lien Loan Lenders shall be entitled to participate with such participating First Lien Loan Lenders and provide the remaining portion that is necessary to fully subscribe the Working Capital Loans.  In such event, such participating Second Lien Loan Lenders shall be entitled to share pari passu in the collateral securing the Tranche A Notes solely with respect to their respective portion of the Working Capital Loans.

(c)  In the event that none of the First Lien Loan Lenders subscribe to the Working Capital Loans, then some or all of the Second Lien Loan Lenders shall instead provide such Working Capital Loans, and the participation of such Second Lien Loan Lenders shall be on a Pro Rata basis, based on the total principal amount outstanding under the Second Lien Loan.  To the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, such Working Capital Loans shall be secured as second lien debt subordinate solely to the Tranche A Notes.  If less than all of the Second Lien Loan Lenders are Exit Credit Facility Lenders under the Exit Credit Facility, (a) the Second Lien Loan Lenders subscribing to the Working Capital Loans shall be entitled to provide any remaining portion of the Working Capital Loans and (b) the Second Lien Loan Administrative Agent shall provide any portion of the Working Capital Loans that is not otherwise subscribed as described herein.

(d)  Advances under the Working Capital Loans shall bear interest at a rate of 12% per annum.  Maturity of the Working Capital Loans shall be the date that is 24 months following the Effective Date.  On the maturity date of the Working Capital Loans, the Reorganized Debtors shall also pay a premium equal to 50% of the principal amount borrowed thereunder.  At the execution of the Exit Credit Facility, each Exit Credit Facility Lender shall be entitled to an upfront fee equal to 3% of its share of the total commitments under the Working Capital Loans.  Amounts repaid under the Working Capital Loans by the Reorganized Debtors may be prepaid and re-borrowed.  The documentation memorializing the Exit Credit Facility shall include customary representations, warranties, covenants, and indemnities.

(e)  Solely to the extent that the Second Lien Loan Lenders exclusively subscribe to the Working Capital Loans, such Second Lien Loan Lenders subscribing to the Working Capital Loans shall collectively receive 10-year warrants to purchase, in the aggregate, 35% of the New Aurora Class A Common Stock (on a fully diluted basis) at a nominal exercise price (the “New Warrants”).

(f)  On the date of the execution and delivery of the Exit Credit Facility (which shall be no earlier than the Effective Date), Reorganized Aurora shall issue, in accordance with the terms of the Plan (including Section 5.2 hereof) and the Exit Credit Facility, the New Secured Notes to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims.

(g)  The New Secured Notes shall bear interest at a rate per annum equal to (a) with respect to the Tranche A Notes, LIBOR plus a margin of 3%, and (b) with respect to the Tranche B Notes, 6% fixed.  Interest on (a) the Tranche A Notes shall be payable quarterly, and (b) the Tranche B Notes shall accrue but not be paid and instead shall be capitalized (“PIK Interest”) and added quarterly to the principal amount outstanding of such Tranche B Notes, and the new principal balance thereof outstanding (which includes any capitalized PIK Interest) shall thereafter continue to accrue interest at the rate applicable for such Tranche B Notes.  The principal amounts of the New Secured Notes (including all capitalized PIK Interest) shall be payable at maturity, which shall be the date that is 24 months following the Effective Date.  The documentation memorializing the New Secured Notes will be contained in the Exit Credit Facility and will include customary representations, warranties, covenants, and indemnities.  In addition to the perfected Liens under the First Lien Loan, the outstanding principal of, and accrued and unpaid interest on, the Tranche A Notes, together with all other amounts owed by Reorganized Aurora relating to the Tranche A Notes, shall also be secured by first priority, perfected Liens in substantially all of the assets of Reorganized Aurora (including any subsidiaries and Affiliates thereof, such as Reorganized HPPC).  In addition to the perfected Liens under the First Lien Loan, the outstanding principal (including all capitalized PIK Interest) of, and accrued PIK Interest not yet capitalized and added to the outstanding principal of, the Tranche B Notes, together with all other amounts owed by Reorganized Aurora relating to the Tranche B Notes, shall also be secured by perfected Liens (subordinate only to the Liens of the Tranche A Notes and the Working Capital Loans of the Exit Credit Facility) in substantially all of the assets of Reorganized Aurora (including any subsidiaries and Affiliates thereof).  The security documents relating to the Liens of the Tranche A Notes and Tranche B New Secured Notes shall contain customary terms and conditions.

(h)  A holder of a New Secured Note or Working Capital Loan shall not be permitted to assign all or any portion of its New Secured Notes or Working Capital Loans, as applicable, to any Person or entity that is acting in the capacity of a “vulture fund.”  The Exit Credit Facility Administrative Agent shall make the determination whether or not a Person is acting in the capacity of a “vulture fund” for this purpose.

6.14.       New Aurora Class A Common Stock.  On the Effective Date (or as soon thereafter as is practicable), Reorganized Aurora shall issue in accordance with the terms of the Plan (including Sections 5.3 and 6.6 hereof), [56] million shares (in the aggregate) of New Aurora Class A Common Stock to the Second Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed Second Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.3(b)).  As of the Effective Date, such [56] million shares of New Aurora Class A Common Stock to be so distributed shall collectively represent 100% of the outstanding shares of New Aurora Class A Common Stock (subject to dilution on a pari passu basis with all other holders of shares of New Aurora Class A Common Stock upon the issuance of any shares of New Aurora Class A Common Stock issuable upon the exercise of the New Warrants or otherwise by Reorganized Aurora).  Upon the issuance of such shares of New Aurora Class A Common Stock (including, but not limited to, upon the exercise of the New Warrants or otherwise), all such shares of New Aurora Class A Common Stock shall be deemed fully paid and nonassessable.

6.15.       The New Aurora Preferred Stock.

(a)  On the Effective Date (or as soon thereafter as is practicable), Reorganized Aurora shall issue, in accordance with the terms of the Plan (including Sections 5.2 and 6.6 hereof), [32] million shares (in the aggregate) of the New Aurora Preferred Stock to the First Lien Loan Administrative Agent for subsequent distribution on a Pro Rata basis to the Holders of Allowed First Lien Loan Claims (or such Holder’s affiliate, as provided for in Plan Section 5.2(b)).  The New Aurora Preferred Stock issued on such date to each such Holder shall, in the aggregate, represent, as of such date, 100% of the outstanding shares of New Aurora Preferred Stock, subject to no dilution or further issuance of any additional shares of New Aurora Preferred Stock except as expressly provided under Plan Section 6.15(f).  Except as provided by the Utah Revised Business Corporation Act and the Amended and Restated Articles of Incorporation, the shares of New Aurora Preferred Stock shall be non-voting.

(b)  The New Aurora Preferred Stock shall have an initial liquidation preference of [$1.00] per share of New Aurora Preferred Stock, for an aggregate initial liquidation preference for all shares of New Aurora Preferred Stock equal to approximately $32 million, and shall rank senior in priority to the shares of New Aurora Class A Common Stock and the New Aurora Class B Common Stock and junior in priority to all indebtedness of Reorganized Aurora.  To the extent then available, the form of the New Aurora Preferred Stock shall be as set forth in the Plan Supplement.

(c)  Neither Reorganized Aurora, nor any holders of New Aurora Class A Common Stock, shall be permitted to approve, any of the following without the prior written approval of holders of at least 66 2/3% of the shares of New Aurora Preferred Stock outstanding:  (i) certain transactions (i.e., mergers or asset sales, etc.); (ii) any changes to the rights, privileges, or preferences of the New Aurora Preferred Stock; (iii) the incurrence by Reorganized Aurora of any secured or unsecured indebtedness (other than indebtedness contemplated hereunder); provided, however, that with respect to unsecured indebtedness, no such approval shall be required to the extent that such unsecured indebtedness is, in the aggregate, less than $500,000; (iv) the issuance of any additional shares of New Aurora Preferred Stock (other than as a dividend on outstanding shares), and the issuance of any equity interests in Reorganized Aurora that would rank senior to, or pari passu with, the New Aurora Preferred Stock as to liquidation preference or as to priority of distributions; (v) any distributions on or redemptions of any shares of the New Aurora Class A Common Stock or the New Aurora Class B Common Stock (other than (A) those expressly permitted in accordance with the terms of the Plan and (B) certain exceptions such as repurchases under employee benefit plans or employment agreements, etc.); (vi) designation of additional directors of the Board of Directors of Reorganized Aurora upon the occurrence of the Triggering Event; and (vii) additional matters as reflected in the Plan Documents, including without limitation, the Amended and Restated Articles of Incorporation and the Amended and Restated By-Laws.

(d)  The governing documents of the Reorganized Aurora shall contain customary provisions entitling the holders of the New Aurora Class A Common Stock, the New Aurora Class B Common Stock, and the New Aurora Preferred Stock to receive (i) periodic financial statements, and (ii) reasonable access to the books and records of Reorganized Aurora.

(e)  The New Aurora Preferred Stock shall not be convertible into New Aurora Class A Common Stock, New Aurora Class B Common Stock, or any other equity security of Reorganized Aurora.

(f)  Dividends shall accrue for each share of New Aurora Preferred Stock at a rate of 6% annually on the amount of the liquidation preference for such New Aurora Preferred Stock, payable solely in additional New Aurora Preferred Stock, issuable quarterly.

(g) Each share of New Aurora Preferred Stock shall be redeemable (i) on a mandatory basis, on the date that is 60 months after the Effective Date; (ii) at the option of the Reorganized Aurora, at any time prior to the redemption date in clause (i) hereof; (iii) on a mandatory basis, upon the refinancing or the payment in full of the obligations under the New Secured Notes; or (iv) on a mandatory basis, upon the occurrence of an event of default under the New Secured Notes, in each case under clauses (i), (ii), (iii) and (iv) hereof, for a Cash redemption price equal to the liquidation preference applicable to such New Aurora Preferred Stock, plus any accrued and unpaid dividends (paid in Cash based on the amount of the liquidation preference that would apply to the shares of New Aurora Preferred Stock that would otherwise be issued to pay such accrued and unpaid dividends); provided, however, that any partial redemptions shall be made on a Pro Rata basis among the holders of the New Aurora Preferred Stock.

(h) The holders of the New Aurora Preferred Stock shall have no obligation thereunder to make any capital contributions to any of the Reorganized Debtors.

6.16.       Dividends to Preferred and Common Equity Holders of Reorganized Aurora.  Any dividends (other than dividends paid in additional shares of New Aurora Preferred Stock, which shall only be issued to existing holders of New Aurora Preferred Stock) by Reorganized Aurora to its respective equity security holders shall be allocated as follows:

(a)  Until all shares of New Aurora Preferred Stock have been fully redeemed in accordance with the terms of the Amended and Restated Articles of Incorporation or have received aggregate dividends equal to the aggregate liquidation preference plus all accrued and unpaid dividends thereon, dividends to the respective equity security holders of Reorganized Aurora shall be allocated as follows:  (1) 90% to the holders of the New Aurora Preferred Stock and (2) 10% to the holders of the New Aurora Class B Common Stock; and

(b)  After the full redemption of all outstanding shares of New Aurora Preferred Stock or the payment of aggregate dividends to the New Aurora Preferred Stock equal to the aggregate liquidation preference plus all accrued and unpaid dividends thereon, all dividends shall be allocated on a Pro Rata basis to the holders of the New Aurora Class A Common Stock and the New Aurora Class B Common Stock.

6.17.       Management and Director Equity Plan.  Following the Effective Date, the Management and Director Equity Plan may be adopted by Reorganized Aurora.  The terms and conditions of any Management and Director Equity Plan shall be determined by the Board of Directors of Reorganized Aurora.  Shares of New Aurora Class B Common Stock representing the equivalent of up to 10% of the shares of New Aurora Class A Common Stock on a fully-diluted basis that are issued and outstanding upon the Effective Date (not including any shares of New Aurora Class A Common Stock or other such class of equity that would be issuable upon the exercise of the New Warrants) shall be reserved for the issuance under any Management and Director Equity Plan when the Management and Director Equity Plan is adopted by Reorganized Aurora.

6.18.       Registration Rights Agreement.  Following the Effective Date, certain holders of New Aurora Class A Common Stock shall be entitled to require the registration of New Aurora Class A Common Stock under the Securities Act in accordance with the terms of the Registration Rights Agreement.  The Registration Rights Agreement shall be filed as part of the Plan Supplement and shall be executed and delivered by Reorganized Aurora and become effective as of the Effective Date.  The terms of the Registration Rights Agreement shall provide that no registration rights thereunder may be exercised unless all shares of New Aurora Preferred Stock have been fully redeemed.

6.19.       Voting Agreement and the Conversions.

(a)           The Voting Agreement shall:  (i) be filed as part of the Plan Supplement, (ii) be executed and delivered by Reorganized Aurora, the initial holders of the New Aurora Class A Common Stock, and the initial holders of New Aurora Preferred Stock, and (iii) become effective as of the Effective Date.  Following the Effective Date (and subject to Section 6.19(b) hereof), the holders of New Aurora Preferred Stock and New Aurora Class A Common Stock shall take all the appropriate corporate action to approve and effect the Utah Conversion and Delaware Conversion and approve and execute the Reorganized Aurora Limited Liability Company Agreement, all as contemplated by the Voting Agreement.

(b)           Notwithstanding anything to the contrary contained in this Plan, the holders of the New Aurora Preferred Stock and the holders of the New Aurora Class A Common Stock may agree, after the Effective Date, not to undertake the Utah Conversion, the Delaware Conversion, or any other conversion of Reorganized Aurora and to instead keep and maintain the existence of Reorganized Aurora and the New Aurora Preferred Stock, New Aurora Class A Common Stock, and New Aurora Class B Common Stock issued in accordance with Section 6.3 hereof or otherwise hereunder.

(c)           Notwithstanding any such conversions, Reorganized Aurora shall be treated as a corporation for federal income tax purposes, and shall take all other actions necessary or desirable in furtherance of such treatment for federal income tax purposes.

6.20.         No Fractional Shares or Warrants.  No fractional shares of New Aurora Class A Common Stock or New Aurora Preferred Stock, or New Warrants to acquire any fractional shares of New Aurora Class A Common Stock, shall be issued or distributed under the Plan or the Exit Credit Facility.  Whenever any distribution to a particular Person would otherwise call for the distribution of a fraction of a share of New Aurora Class A Common Stock or New Aurora Preferred Stock or of a New Warrant to acquire any fractional share of New Aurora Class A Common Stock, the actual distribution of shares of such stock or warrant shall be rounded down to the next lower whole number.  The total number of shares of New Aurora Class A Common Stock or New Aurora Preferred Stock or New Warrants to be distributed to a Class of Claims or in connection with the Exit Credit Facility (as applicable) shall be adjusted as necessary to account for this rounding.  No consideration shall be provided in lieu of any fractional shares of New Aurora Class A Common Stock, New Aurora Preferred Stock, or New Warrants that are rounded down.

6.21.         Restrictions on Transfer.

   (a)    For a period of 25 months after the Effective Date, the New Aurora Preferred Stock may not be sold, transferred, pledged, or assigned without the approval of the holders of a majority of the New Aurora Class A Common Stock.  After such 25-month period following the Effective Date, there shall be no restrictions on the transfer of the New Aurora Preferred Stock other than with respect to compliance with applicable laws.

   (b)    For a period of 25 months after the Effective Date, the New Aurora Common Stock may not be sold, transferred, pledged, or assigned without the approval of the holders of a majority of the New Aurora Preferred Stock.  After such 25-month period following the Effective Date, there shall be no restrictions on the transfer of the New Aurora Common Stock other than with respect to compliance with applicable laws.

6.22.         De Minimis Distributions.  No Debtor, Reorganized Debtor, or any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) shall distribute any Cash to the Holder of an Allowed Claim if the amount of Cash to be distributed on account of such Claim is less than $100.  Any Holder of an Allowed Claim on account of which the amount of Cash to be distributed is less than $100 shall have its Claim and its right to any such distribution discharged, and shall be forever barred from asserting any such claim against, or interest in, the Reorganized Debtors or their respective property.  Any Cash not distributed pursuant to this Section 6.22 shall be the property of the Reorganized Debtors, free of any restrictions thereon, and any such Cash held by any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b) shall be returned to the Reorganized Debtors.

6.23.         Withholding and Reporting Requirements.  In connection with this Plan and all instruments issued in connection herewith and distributed hereunder, the Debtors, the Reorganized Debtors, any disbursing agent or transfer agent retained by the Reorganized Debtors pursuant to Plan Section 6.5(b), and the Administrative Agents, as the case may be, shall comply with all applicable withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions under the Plan shall be subject to any such withholding and reporting requirements.

6.24.         Non-Debtor Intercompany Claims.  All Non-Debtor Intercompany Claims shall be reviewed by the Reorganized Debtors and (without the need for any such entities to file a Proof of Claim) adjusted, continued, or discharged as the Reorganized Debtors determine as appropriate, taking into account, among other things, the distribution of consideration under the Plan and the economic condition of the Reorganized Debtors and their non-Debtor subsidiaries and Affiliates.

6.25.         Direction to Parties.  From and after the Effective Date, the Reorganized Debtors may apply to the Bankruptcy Court for an order directing any necessary party to execute or deliver or to join in the execution or delivery of any instrument required to effect a transfer of property dealt with by the Plan, and to perform any other act, including the satisfaction of any Lien, that is necessary for the consummation of the Plan, pursuant to Bankruptcy Code § 1142(b).

6.26.         Setoffs.  The Debtors shall, pursuant to Bankruptcy Code § 553, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim, all claims, rights, and Causes of Action of any nature that the Debtors may hold against the Holder of such Allowed Claim that are not otherwise waived, released, or compromised in accordance with the Plan; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim shall constitute a waiver or release by the Debtors of any such claims, rights, and Causes of Action that either of the Debtors may possess against such Holder.

6.27.         Waiver of Avoidance Claims; Preservation of All Other Causes of Action.

   (a)    As of the Effective Date, all of the Debtors’ and the Estates’ Avoidance Claims shall be deemed to have been, and shall be, released and/or waived, and all parties shall hereby be enjoined from instituting and presenting in the name of the Debtors, or otherwise, any or all proceedings in order to collect, assert, or enforce any such Avoidance Claim of any kind; provided, however, that if the Confirmation Order is vacated or revoked, all Avoidance Claims shall be deemed reinstated automatically, with the same force and effect as if the Avoidance Claims never had been released and/or waived hereunder, without the need for any action to be taken by the Debtors or any other party.  In addition, all parties shall hereby be enjoined from instituting and presenting in the name of the Debtors or the Estates any objections to Claims under Bankruptcy Code § 502(d) on account of such released and waived Avoidance Claims.

   (b)    Except as otherwise set forth in the Plan (including, without limitation, Article IX and Section 6.27(a) hereof), in accordance with Bankruptcy Code § 1123(b), as of the Effective Date, the Reorganized Debtors shall retain all Causes of Action (including, without limitation, actions that could be brought under Bankruptcy Code § 542 or 543) other than with respect to any Avoidance Claims, and shall have the power, subject to any applicable releases and/or waivers contained in the Plan, (i) to institute and present in the name of the Debtors, or otherwise, all proceedings that they may deem proper in order to collect, assert, or enforce any claim, right, or title of any kind in or to either of the Debtors’ Assets or to avoid any purported Lien, and (ii) to defend and compromise any and all actions, suits, or proceedings in respect of such Assets.

6.28.         Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims.  The classification and treatment of Allowed Claims under the Plan shall take into consideration all Allowed Secondary Liability Claims.  On the Effective Date, Allowed Secondary Liability Claims shall be treated as follows:

   (a)    The Allowed Secondary Liability Claims arising from or related to either Debtors' joint or several liability for the obligations under any (a) Allowed Claim that is being Reinstated under the Plan or (b) Executory Contract that is being assumed or deemed assumed by the other Debtor or Reorganized Debtor shall be Reinstated.

   (b)    Holders of all other Allowed Secondary Liability Claims shall be entitled to only one distribution from the Debtors, which distribution shall be as provided in the Plan in respect of such underlying Allowed Claim, and which Allowed Secondary Liability Claim (as well as the underlying Allowed Claim) shall be deemed satisfied in full by the distributions on account of the related underlying Allowed Claim.  No multiple recovery on account of any Allowed Secondary Liability Claim (including, but not limited to, on account of any Claim based on any of the Guarantees or any guarantee related to an Executory Contract) shall be provided or permitted in excess of the Allowed Claim.

6.29.         Special Provision Regarding Employee Termination Claims.  Other than with respect to those Employees who have or will enter into an agreement with the Debtors addressing severance and/or termination claims, in lieu of, and in full satisfaction, settlement, release, and discharge of, and in exchange for, any and all Claims against the applicable Debtors, the Reorganized Debtors, or the Estates for severance or otherwise relating to the Employee’s employment termination by the applicable Reorganized Debtor, other than with respect to any rights of such Employees as a result of change-in-control provisions in any applicable agreements (“Employee Termination Claims”), upon the termination of their employment, Employees (including members of the Debtors’ management) of either of the Debtors shall be entitled to receive severance payments equal to two weeks salary per year of such Employee’s employment, with a minimum payment equal to four weeks salary, in addition to the releases provided for in Article IX hereof.

6.30.         Plan Supplement.  The Plan Supplement shall be filed with the Bankruptcy Court within the time established by the order of the Bankruptcy Court approving the Disclosure Statement or other applicable order of the Bankruptcy Court.  The Plan Supplement shall include (unless previously filed or not then yet available) the respective draft forms of the Amended and Restated Articles of Incorporation; the Amended and Restated Bylaws; the Amended and Restated LLC Agreement; the Registration Rights Agreement; the Voting Agreement (to the extent applicable in accordance with Section 6.19(b) hereof); and, to the extent then available, the draft forms of any documents memorializing the New Warrants or the terms and conditions of the New Aurora Preferred Stock, the New Aurora Class A Common Stock, or the New Aurora Class B Common Stock.  The Debtors may also include in the Plan Supplement a draft form of an Exit Credit Facility, the New Secured Notes, and the Working Capital Loans Notes, but only if and to the extent that such drafts are available as of the date of the filing of the Plan Supplement.  The Plan Supplement may also include revised or updated lists of the Executory Contracts identified as “to be rejected” under the Plan (if any).  The draft forms, summaries, lists, and schedules so set forth in the Plan Supplement may be amended, modified, or supplemented from time to time after the filing of the Plan Supplement.  Upon its filing, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court or its designee during normal business hours.  Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request to the Claims Agent or through the Claims Agent’s website, http://www.donlinrecano.com/aurora, or through the Bankruptcy Court’s website, http://www.miwb.uscourts.gov/.

6.31.         Allocation of Distributions.  All distributions paid to Holders of Allowed Claims in satisfaction thereof pursuant to this Plan shall be allocated first to the original principal amounts of such Claims (as determined for federal income tax purposes), and, second, to the portion of such Claims representing interest (as determined for federal income tax purposes) and any excess thereafter shall be allocated to the remaining portion of such Claims.

6.32.         Distribution Limitations.  Notwithstanding any other provision of the Plan to the contrary, no distribution shall be made on account of any Claim, or part thereof, (i) that is not an Allowed Claim or (ii) that has been avoided or is subject to any objection.  The sum total of the value of the distributions to be made on the Initial Distribution Date to all Claims in a particular Class (if any) shall not exceed the aggregate amount of the Allowed Claims in such Class (if any), and the distribution to be made to each individual Holder of an Allowed Claim shall not exceed the amount of such Holder’s Allowed Claim.

6.33.         Limitations on Amounts to Be Distributed to Holders of Allowed Insured Claims.  Distributions under the Plan to each Holder of an Allowed Insured Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the Holder thereof under any pertinent insurance policies and applicable law.  Nothing in this Section 6.33 shall constitute a waiver of any claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities that any entity may hold against the Debtors’ or the Reorganized Debtors’ insurance carriers.

6.34.         Distributions by Reorganized Aurora of Proceeds from the Sale of Assets.  The net Cash proceeds from the sale of any assets of the Reorganized Aurora, as well as any amount to be paid (whether voluntary or involuntary), shall be applied as follows:

   (a)    First, to the Pro Rata payment of (i) all fees, costs, expenses and other obligations payable to the administrative agent and the collateral agent, if any, under the New Secured Notes and (ii) to the extent that the Working Capital Loans are subscribed by at least one First Lien Loan Lender, all fees, costs, expenses and other obligations payable to the Exit Credit Facility Administrative Agent and the collateral agent, if any, under the Exit Credit Facility;

   (b)    Second, to the Pro Rata payment of (i) the Tranche A Notes in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, and (C) any other obligation payable in respect of the Tranche A Notes and (ii) to the extent that the Working Capital Loans are subscribed by at least one First Lien Loan Lender, the Working Capital Loans in the following order of priority:  (A) accrued and unpaid interest, (B) principal amount outstanding, (C) premium in respect of the principal amount, and (D) any other obligation payable in respect of the Working Capital Loans;

   (c)    Third, to the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, to the payment of all fees, costs, expenses and other obligations payable to the Exit Credit Facility Administrative Agent, and any collateral agent under the Exit Credit Facility;

   (d)    Fourth, to the extent that the Working Capital Loans are subscribed exclusively by the Second Lien Loan Lenders, to the payment of the Working Capital Loans in the following order of priority:  (i) accrued and unpaid interest, (ii) principal amount outstanding, (iii) premium in respect of the principal amount, and (iv) any other obligation payable in respect of the Working Capital Loans; and

   (e)    Fifth, to the payment of the Tranche B Notes in the following order of priority:  (i) accrued PIK Interest not yet capitalized and added to the principal, (ii) principal amount outstanding (including capitalized and added PIK Interest), and (iii) any other obligation payable in respect of the Tranche B Notes.

6.35.         Implementation of Settlement.  The Plan incorporates and implements a compromise and settlement reached by and among (i) the First Lien Loan Lenders and the Second Lien Loan Lenders and (ii) the Debtors.  Specifically, the distributions potentially provided for herein to Holders of Allowed Claims in Class 2A and Class 2B represent the negotiated distributions as set forth in an agreement-in-principle reached between the Debtors and the First Lien Loan Lenders and the Second Lien Loan Lenders.

6.36.         “Change of Control” Provisions.  Notwithstanding anything to the contrary that may be contained in the Plan or the Confirmation Order, any insurance policy, any of the Credit Facilities, the NW Bank Agreements, any Executory Contract, or other contract or agreement to which either of the Debtors is a party, the transactions to be consummated in accordance with this Plan shall not create, or be deemed to create, any claim or right in connection therewith, upon a “Change of Control” or similar term, as such term may be defined or utilized in any of the Credit Facilities, the NW Bank Agreements, or in any Executory Contract, contract, or agreement to which either of the Debtors is a party; provided, however, that to the extent the Management Transition Services Agreements are not entered into by, and binding upon, the Debtors and/or the Reorganized Debtors, the “change of control” provisions in the respective employment agreements of Rebecca Abbott, Jeffrey Deneau, William Deneau, John Hunter, and Barbara  Lawson shall not be affected, modified, or in any way impaired by this Section 6.36 of the Plan.

ARTICLE VII

EXECUTORY CONTRACTS

7.1.           Assumption of Executory Contracts.  As of the Confirmation Date, but subject to the occurrence of the Effective Date, all of the Debtors’ Executory Contracts (including, without limitation, those Executory Contracts identified as “to be assumed” on the list attached as Exhibit D to the Disclosure Statement, as such list may be revised and included in the Plan Supplement or otherwise) shall be deemed assumed by the applicable Debtors and retained by the applicable Reorganized Debtors in accordance with the provisions and requirements of Bankruptcy Code §§ 365 and 1123, except those Executory Contracts that (i) have previously been rejected by an order of the Bankruptcy Court, (ii) are the subject of a motion to reject pending on the Confirmation Date, [(iii) are identified as “to be rejected” on the list attached as Exhibit E to the Disclosure Statement (as such list may be revised and included in the Plan Supplement or otherwise)], or (iv) are otherwise rejected pursuant to the terms of the Plan.  Rejection of the Executory Contracts at issue in clauses (iii) and (iv) in the immediately preceding sentence shall be effective as of the Confirmation Date, subject to the occurrence of the Effective Date.  Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions [and rejections (as applicable)] pursuant to Bankruptcy Code §§ 365(a) and 1123, subject to the occurrence of the Effective Date.  The listing of a document on [either] Exhibit D [or Exhibit E] to the Disclosure Statement (as [either] such list may be revised and included in the Plan Supplement or other otherwise) shall not constitute an admission by the Debtors that such document is an executory contract or unexpired lease or that the Debtors have any liability thereunder.  Each Executory Contract assumed pursuant to this Article VII shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) the Confirmation Order or any other applicable order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law.  The Debtors shall retain the right at all times prior to the Effective Date to (a) assume any additional or other Executory Contract(s) not specifically identified on the list thereof attached as Exhibit D to the Disclosure Statement (or as such list may be revised and included in the Plan Supplement or otherwise) as “to be assumed” [(including, without limitation, any Executory Contracts currently identified on Exhibit E to the Disclosure Statement as “to be rejected”)], or (b) reject any additional or other Executory Contract(s) [not specifically identified on the list thereof attached as Exhibit E to the Disclosure Statement (or as such list may be revised and included in the Plan Supplement or otherwise) as “to be rejected”] (including, without limitation, any Executory Contracts currently identified on Exhibit D to the Disclosure Statement as “to be assumed”), in each case upon providing notice to the non-Debtor party thereto.  Without limiting the effect of this Plan Section 7.1, Exhibit[s] D [and E] to the Disclosure Statement contain schedules of all known Executory Contracts currently anticipated to be either assumed [or rejected] under this Plan, respectively (as such schedules may be revised and included in the Plan Supplement or otherwise), subject to the Debtors’ right to determine at any time subsequently, on or prior to the Effective Date, including, without limitation, as may be set forth in the Plan Supplement, to either assume or reject any Executory Contracts or to include additional Executory Contracts to be either [(a)] assumed under the Plan [or (b) rejected under the Plan], in each case upon providing notice to the non-Debtor party thereto.

7.2.           Cure of Defaults of Assumed Executory Contracts.  Any monetary amounts by which each Executory Contract to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to Bankruptcy Code § 365(b)(1), by payment of any default amount (as such amount has been agreed upon by the Reorganized Debtors or, in the event of a dispute regarding such default amount, as such amount has been determined by an order of the Bankruptcy Court) in Cash by the latest of (i) the Effective Date (or as soon thereafter as is practicable), (ii) in the event of a dispute regarding the default amount, within 30 days of the entry of an order of the Bankruptcy Court establishing such default amount, (iii) the date of an order of the Bankruptcy Court (or as soon thereafter as is practicable) approving and authorizing the assumption or assignment of an Executory Contract not otherwise assumed [or rejected] pursuant to the terms of the Plan, or (iv) on such other terms as the parties to such Executory Contracts may otherwise agree.  Notwithstanding the foregoing, in the event of a dispute regarding:  (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors to provide “adequate assurance of future performance” (within the meaning of Bankruptcy Code § 365) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption (each an “Assumption Dispute”), the cure payments required by Bankruptcy Code § 365(b)(1) shall be made following the entry of a Final Order resolving the Assumption Dispute and approving the assumption; provided, however, that (a) in the event the Bankruptcy Court determines that the actual cure payment owed to a particular non-Debtor party to an Executory Contract exceeds the proposed cure amount as set forth in the notice to be provided by the Debtors pursuant to Section 7.3 hereof and as set forth on Exhibit D to the Disclosure Statement, or (b) the Debtors and the applicable non-Debtor party involved in any Assumption Dispute cannot otherwise consensually resolve such Assumption Dispute prior to the Effective Date, the Debtors may reject the Executory Contract at issue pursuant to Bankruptcy Code § 365 rather than paying the disputed cure amount, by presenting a proposed order to the Bankruptcy Court for such rejection, without any other or further notice.  In the event any Executory Contract is so rejected, the non-Debtor party thereto shall be entitled to file a Proof of Claim pursuant to Plan Section 7.4, which Claim shall be classified pursuant to Plan Section 7.5, but shall not be entitled to any other or further Claim or relief from either of the Debtors or the Reorganized Debtors.

7.3.           Notice of Proposed Cure Amount and Objection Deadline.  The Debtors shall provide notice to the non-Debtor party to all known Executory Contracts to be assumed of (i) the proposed default amount owed (if any) under the applicable Executory Contract and (ii) the last date by which such non-Debtor party may file an objection or other response with respect to such proposed default amount.  Any non-Debtor party that fails to object or otherwise respond in a timely manner to such notice of the proposed default amount owed shall be deemed to have consented to such proposed amount and to the proposed assumption by the Debtors of the applicable Executory Contract, and may not receive any other or additional distribution or consideration from the Debtors, the Estates, the Reorganized Debtors, or the Assets, or otherwise seek recourse against, the Debtors, the Estates, the Reorganized Debtors, or any of the Assets that are to be distributed under the terms of the Plan, beyond such proposed amount owed.

7.4.           Rejection Claims.

   (a)    [Each non-Debtor party to any Executory Contract rejected under and pursuant to this Article VII shall be entitled to file, not later than 30 days after the entry of the Confirmation Order (the “Plan Rejection Bar Date”), a Proof of Claim against the applicable Debtor for alleged Rejection Claims.  If no such Proof of Claim for a Rejection Claim is timely filed against the applicable Debtor, any such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors, or their respective Estates or Assets.  Objections to any such Proof of Claim shall be filed not later than 90 days after such Proof of Claim is filed (subject to any potential further extensions of such date as so ordered and approved by the Bankruptcy Court), and the Bankruptcy Court shall decide any such objections.  Distributions (if any) in respect of such Claims (consistent with the distributions to be received by Holders of other Claims in the Class into which such Claims fall, as determined by Section 7.5 hereof) shall be made not earlier than the later of (a) 30 days after the expiration of the 90-day period (as such period may be extended by order of the Bankruptcy Court) for filing an objection in respect of any Proof of Claim filed pursuant to this Section 7.4 and (b) 30 days after the Claim has been Allowed by a Final Order of the Bankruptcy Court, provided that no such distribution shall be made before the Effective Date.

   (b)   Notwithstanding anything to the contrary herein, the Plan Rejection Bar Date shall apply only to Rejection Claims with respect to those Executory Contracts that are rejected under and pursuant to the Plan.  Any Holder of a Rejection Claim for an Executory Contract that is not rejected pursuant to this Plan, but whose Rejection Claim instead arises under an Executory Contract that either has already been rejected by an order of the Bankruptcy Court or is the subject of a separate motion to reject pending on the Confirmation Date, must file a Proof of Claim for such Rejection Claim by the date provided in any order relating to such Rejection Claim.]

7.5.           Classification of Rejection Claims.  Except as otherwise provided under the Plan, any Rejection Claims (a) against Aurora shall be treated as Class 3A Claims and (b) against HPPC shall be treated as Class 3B Claims, in each instance to the extent they are Allowed Claims.

7.6.           Reinstatement of Allowed Secondary Liability Claims Arising From or Related to Executory Contracts Assumed by the Debtors.  On the Effective Date, in accordance with Section 6.28 hereof, any Allowed Secondary Liability Claim arising from or related to either Debtor’s joint or several liability for the obligations under or with respect to:  (a) any Executory Contract that is being assumed or deemed assumed pursuant to Bankruptcy Code § 365 by the other Debtor or Reorganized Debtor or (b) a Reinstated Claim shall be Reinstated.  Accordingly, such Allowed Secondary Liability Claims shall survive and be unaffected by the entry of the Confirmation Order.

7.7.           Insurance Policies.

   (a)    All insurance policies of the Debtors (including, without limitation, the Directors & Officers Liability Insurance Policies) providing coverage to the Debtors and/or the Debtors’ current or former directors, officers, stockholders, agents, employees, representatives, predecessors, and others for conduct in connection in any way with the Debtors, their assets, liabilities, and/or operations, to the extent such policies are Executory Contracts, shall be deemed assumed by the applicable Debtors as of the Confirmation Date.  Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions pursuant to Bankruptcy Code §§ 365 and 1123 or otherwise.  Each insurance policy assumed pursuant to this Article VII shall revest in, and be fully enforceable by, the respective Reorganized Debtor in accordance with its terms, except as may be modified by (i) the provisions of the Plan, (ii) any order of the Bankruptcy Court approving and authorizing its assumption, or (iii) applicable federal law.

   (b)    Notwithstanding anything provided herein to the contrary, the Plan shall not be deemed in any way to diminish or impair the enforceability of any insurance policies that may cover claims against either of the Debtors and/or the Debtors’ current or former directors, officers, stockholders, agents, employees, representatives, predecessors or any other Person (including, without limitation, the Directors & Officers Liability Insurance Policies).  Any failure by the Debtors to list any particular insurance policy on any schedule of Executory Contracts to be assumed under the Plan the Debtors may file in these Cases (either contained in the Disclosure Statement, including, without limitation, Exhibit D thereto, the Plan Supplement, or otherwise) shall not in any way impair the Debtors’ ability to assume such policy, and instead, any and all such policies shall still be assumed in accordance with this Section 7.7.

7.8.           Existing Stock Option Plans.  Subject to the Plan’s becoming effective on the Effective Date pursuant to Section 8.2 hereof, the Existing Stock Option Plans shall not be assumed by Reorganized Aurora on the Effective Date, but shall instead be cancelled and deemed terminated and of no force and effect as of the Effective Date.

7.9.           Oil and Gas Leases.  Notwithstanding any other provision of the Plan, the Debtors' oil and gas leases shall not constitute nor be considered executory contracts or unexpired leases under Bankruptcy Code §§ 365 or 1123 for any purpose under this Plan or otherwise in connection with these Cases.  Any Claims asserted under these oil and gas leases that arose as of the Petition Date shall constitute Class 3A Claims, and any such Claims that arose after the Petition Date shall constitute Administrative Claims, and in each instance shall be subject to all rights, defenses, and potential disputes and objections of the Debtors with respect thereto.

7.10.         Executory Contracts Entered Into After the Petition Date.  Executory Contracts entered into after the Petition Date by either Debtor (including the Management Transition Services Agreements) may be performed by the Debtor or the Reorganized Debtor liable thereunder in accordance with the terms and subject to the conditions of such Executory Contract(s) in the ordinary course of business.  Accordingly, such Executory Contracts shall survive and remain unaffected by entry of the Confirmation Order.

ARTICLE VIII

CONDITIONS PRECEDENT TO CONFIRMATION AND EFFECTIVENESS

8.1.           Conditions to Confirmation.  Confirmation of the Plan shall not occur unless and until the following conditions have been (i) satisfied or (ii) waived or modified pursuant to Plan Section 8.3:  (a) the Bankruptcy Court shall have entered an order approving the Disclosure Statement as containing adequate information pursuant to Bankruptcy Code § 1125, and such order shall not have been reversed, stayed, amended, or modified in any manner adverse to the Debtors or their Estates, and (b) the Confirmation Order shall be acceptable, in form and substance, to the Debtors and the Administrative Agents.

8.2.           Conditions to Effectiveness.  Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date shall not occur, and the Plan shall not be binding on any Person, unless and until each of the following conditions has been (a) satisfied or (b) waived or modified pursuant to Plan Section 8.3:

   (a)    The Confirmation Order (i) shall have been entered on the docket by the Clerk of the Bankruptcy Court in form and substance acceptable to the Debtors and the Administrative Agents and (ii) shall not have been reversed, stayed, amended, or modified in any manner adverse to the Debtors or their Estates;

   (b)    The Plan Documents and all other documents provided for under, and reasonably necessary to effectuate the (i) terms of, and (ii) actions contemplated under, the Plan, shall be in form and substance acceptable to the Debtors and the Administrative Agents, and shall have been executed and delivered by the parties thereto, unless such execution or delivery has been waived in writing by the parties benefited by such documents; provided, however, neither (i) the execution and delivery of the New Warrants, or any form of agreement annexed thereto, by the holder thereof, nor (b) the execution and delivery of any documents establishing the terms and conditions of a Management and Director Equity Plan, shall be a condition to the occurrence of the Effective Date.  The Plan Documents to which the condition in this sub-paragraph (b) refers include, but are not limited to, the following documents:

(1)           the Amended and Restated Articles of Incorporation, the Amended and Restated By-Laws, and the Amended and Restated LLC Agreement;

(2)           the Exit Credit Facility and the Exit Credit Facility Guarantee, the New Secured Notes, the Working Capital Loans Notes, and any document memorializing the New Aurora Preferred Stock, and all instruments, certificates, guarantees, agreements, and documents contemplated by Plan Sections 6.13, 6.17, and 6.18;

(3)           the Registration Rights Agreement; and

(4)           the Voting Agreement (to the extent applicable in accordance with Section 6.19(b) hereof).

   (c)    all conditions precedent to the consummation of, and the funding obligation under, the Exit Credit Facility shall have been satisfied or waived in accordance with the terms thereof;

  (d)    the Amended and Restated Articles of Incorporation and the Amended and Restated LLC Agreement shall have been adopted and duly filed (if required by applicable law) with the applicable authority of each Reorganized Debtor’s jurisdiction of incorporation or formation in accordance with such jurisdiction’s state corporate or limited liability company laws (as applicable);

   (e)    the new respective Board of Directors and Board of Managers of the Reorganized Debtors (as applicable) shall have been appointed; and

   (f)     all authorizations, consents, and regulatory approvals required (if any) in connection with the effectiveness of this Plan shall have been obtained.

If the Effective Date (i) does not occur for any reason within 90 days following the entry of the Confirmation Order, unless such time period is extended by the Debtors with the consent of the Administrative Agents, or (ii) if on or before 90 days following the entry of the Confirmation Order, either (a) the Debtors determine, or (b) the Bankruptcy Court determines in a Final Order, that one or more of the conditions to effectiveness set forth in Plan Section 8.2 will not be satisfied within such 90-day period, then the Plan and the Confirmation Order shall immediately, upon such applicable date, be deemed null and void and, in such event, nothing contained herein or therein shall be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings (whether or not such proceedings involve either of the Debtors).  If the Confirmation Order is reversed, vacated, or revoked on appeal or otherwise by a court of competent jurisdiction, the Plan shall be null and void ab initio in all respects, and, without limiting the generality of the foregoing, nothing contained in the Plan or the Disclosure Statement shall:  (i) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (ii) prejudice in any manner the rights of the Debtors; (iii) constitute an admission, acknowledgement, offer, or undertaking by the Debtors in any respect; or (iv) affect or impair, in any way, any and all Claims against the Debtors, any and all claimed contractual subordination rights and claims between or among the Holders of Claims against the Debtors, and any and all rights and claims between or among holders of Claims relating in any manner to distributions on account of Claims against the Debtors based upon any claimed contractual subordination rights.

8.3.           Waiver or Modification of Conditions.  The Debtors may with the consent of the Administrative Agents, but shall have no obligation to, waive or modify in writing, at any time, any of the conditions set forth in this Article VIII, without notice, without leave of or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan.  The failure to (a) satisfy or (b) waive or modify any such condition may be asserted by the Debtors regardless of the circumstances giving rise to the failure of such conditions to be (a) satisfied or (b) waived or modified.

ARTICLE IX

TITLE TO PROPERTY AND RELEASES

9.1.           Vesting of Property.  Except as otherwise provided in the Plan or the Confirmation Order, upon the Effective Date, but retroactive to the Confirmation Date, (a) the Reorganized Debtors shall continue to exist as separate legal entities with all the powers of corporations and/or limited liability companies (as applicable) under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under applicable state law, and (b) all Assets of the respective Debtors (including, but not limited to, Aurora’s equity interests in HPPC and the Debtors’ respective interests in any non-Debtor subsidiary or Affiliate (to the extent that any such non-Debtor subsidiary or Affiliate has not been dissolved, sold, or otherwise transferred under applicable law prior to the Effective Date), but not including the NW Bank Note Collateral, which shall be transferred to the Holder of the Allowed Class 2D Claim, subject to the terms and conditions of the Plan, including Section 4.4(b) hereof), wherever situated, shall vest in the applicable Reorganized Debtor, subject to the provisions of the Plan and the Confirmation Order.  Thereafter, each Reorganized Debtor may operate its business, incur debt and other obligations in the ordinary course of its business, and may otherwise use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, the Local Bankruptcy Rules, and the Bankruptcy Court.  After the Effective Date, but retroactive to the Confirmation Date, all property retained by the Reorganized Debtors pursuant hereto shall be free and clear of all Claims, debts, Liens, security interests, obligations, encumbrances, and interests of Creditors and Interest Holders of the Debtors and all other Persons, except for (i) as is contemplated by or provided in the Plan or the Confirmation Order; (ii) the obligation to perform according to the Plan and the Confirmation Order; and (iii) the respective Claims, debts, Liens, security interests, encumbrances, and interests (a) of those Holders of (1) Allowed Class 2C Claims whose Secured Claims the applicable Debtor elects to Reinstate pursuant to Plan Section 4.3 (as opposed to the applicable Debtor’s electing to (A) pay the amount of such Allowed Class 2C Claim in full, (B) return the underlying collateral to such Class 2C Creditor, or (C) otherwise satisfy such Allowed Claim in a manner provided for under Section 4.3 of the Plan), or (2) the NW Bank LCs Collateral (subject to the limitations set forth in Section 4.4(b) of the Plan), in the event  Aurora elects to keep the NW Bank LCs in place, or (b) arising in connection with the Exit Credit Facility (including, without limitation, the New Secured Notes and the Working Capital Loans Notes) and the Exit Credit Facility Guarantee.

9.2.           Discharge and Injunction.  Pursuant to Bankruptcy Code § 1141(b) or otherwise, except as may otherwise be provided herein or in the Confirmation Order, upon the occurrence of the Effective Date, the rights afforded and the payments and distributions to be made under this Plan shall be in complete exchange for, and in full and unconditional settlement, satisfaction, discharge, and release of, any and all existing debts, Claims, and Interests of any kind, nature, or description whatsoever against the Debtors or any of the Debtors’ Assets or other property, and shall effect a full and complete release, discharge, and termination of all Liens, security interests, or other Claims, interests, or encumbrances upon all of the Debtors’ Assets and property.  No Creditor or Interest Holder of the Debtors nor any other Person may receive any distribution from the Debtors, the Estates, the Reorganized Debtors, or the Assets, or seek recourse against, the Debtors, the Estates, the Reorganized Debtors, or any of the Assets that are to be distributed under the terms of the Plan, except for those distributions expressly provided for under the Plan.  All Persons are precluded from asserting, against any property that is to be distributed under the terms of the Plan, any Claims, Interests, obligations, rights, Causes of Action, liabilities, or equity interests based upon any act, omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date, other than as expressly provided for in the Plan or the Confirmation Order, whether or not (a) a Proof of Claim or Proof of Interest based upon such debt or Interest (as applicable) is filed or deemed filed under Bankruptcy Code § 501; (b) a Claim or Interest based upon such debt or Interest (as applicable) is allowed under Bankruptcy Code § 502; or (c) the Holder of a Claim or Interest based upon such debt or Interest (as applicable) has accepted the Plan, is deemed to have accepted the Plan under Bankruptcy Code § 1126(f), or is deemed to have rejected the Plan under Bankruptcy Code § 1126(g).  Except as otherwise provided in the Plan or the Confirmation Order with respect to a Claim that is expressly Reinstated under the terms and conditions of the Plan, all Holders of Claims and Interests arising prior to the Effective Date shall be permanently barred and enjoined from asserting against the Debtors, the Estates, the Reorganized Debtors, their successors, or the Assets, any of the following actions on account of such Claim or Interest: (a) commencing or continuing in any manner any action or other proceeding on account of such Claim or Interest against property to be distributed under the terms of the Plan, other than to enforce any right to distribution with respect to such property under the Plan; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against any of the property to be distributed under the terms of the Plan, other than as permitted under subclause (a) above; (c) creating, perfecting, or enforcing any Lien or encumbrance against any property to be distributed under the terms of the Plan; (d) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due the Debtors or the Reorganized Debtors, the Assets or any other property of the Debtors or the Reorganized Debtors, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons; and (e) acting or proceeding in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan.

9.3.           No Waiver of Discharge.  Except as otherwise specifically provided herein, nothing in this Plan shall be deemed to waive, limit, or restrict in any way the discharge granted to the Debtors upon Confirmation of the Plan by Bankruptcy Code § 1141.

9.4.           Post-Consummation Effect of Evidences of Claims or Interests.  Except as otherwise expressly set forth in this Plan (including, without limitation, Plan Sections 4.5 and 6.2), any and all notes, stock certificates, and/or other evidences of Claims against, or Interests in, either of the Debtors shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan, if any, and shall otherwise be cancelled and of no force and effect as of the Effective Date.

9.5.           Term of Injunctions or Stays.  Unless otherwise provided for in this Plan or the Confirmation Order, or any other Final Order of the Bankruptcy Court, all injunctions or stays provided for in these Cases pursuant to Bankruptcy Code § 105, § 362, or otherwise, and in effect on the Confirmation Date, shall remain in full force and effect until the Effective Date.

9.6.           Releases by Holders of Claims and Interests.

   (a)   Except as otherwise provided herein, as of the Effective Date, each Non-Debtor Releasing Party, in consideration of the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash, the New Aurora Preferred Stock, the New Aurora Class A Common Stock, the Exit Credit Facility (including the New Secured Notes and the Working Capital Loans Notes), the New Warrants, and other contracts, instruments, releases, agreements, and documents to be executed and delivered in connection with the Plan, and in consideration of (i) the efforts of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan and (ii) certain of the Released Parties’ agreeing to have their Employee Termination Claims treated in the manner set forth in Section 6.29 hereof, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged the Released Parties from any and all claims, obligations, rights, Causes of Action, or liabilities (including, but not limited to, any claims arising out of, or relating to, any alleged fiduciary or other duty; any alleged violation of any federal or state securities law or any other law relating to creditors’ rights generally; any of the Released Parties’ or the Non-Debtor Releasing Parties’ ownership of any securities of either of the Debtors; or any derivative claims asserted on behalf of a Debtor), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Non-Debtor Releasing Party ever had, now has, or may have that are based in whole or in part on any act, omission, transaction, or occurrence from the beginning of time through and including the Effective Date in any way relating to the Debtors, these Cases and the commencement thereof, or the Plan; the Disclosure Statement; the Plan Documents; the formulation, negotiation, preparation, dissemination, implementation, and/or administration of the Plan, the Disclosure Statement, and the Plan Documents; the confirmation and consummation of the Plan; the subject matter of, or the transactions or events giving rise to, any Claim or Interest of such Non-Debtor Releasing Party, any security previously issued by either of the Debtors, and any and all claims based upon or arising out of such actions or omissions shall be forever and completely waived and released by the Non-Debtor Releasing Parties; provided, however, this Section 9.6(a) shall not release, and the Non-Debtor Releasing Parties do not waive the right to enforce, the Debtors’ or the Reorganized Debtors’ duties, obligations, covenants, and agreements under (a) the Plan, (b) any settlement agreement approved by the Bankruptcy Court in these Cases, (c) the Assumed Contracts, or (d) the Plan Documents to be delivered under the Plan; provided further, however, that the release set forth in this Section 9.6(a) is in addition to the discharge of Claims and termination of Interests provided in this Plan and under the Confirmation Order and the Bankruptcy Code; and provided further, however, that nothing in this Section 9.6(a) shall be deemed to assert or imply any admission of liability on the part of any of the Released Parties.

   (b)    All Non-Debtor Releasing Parties shall be forever precluded from asserting any of the claims released pursuant to this Section 9.6 against any of the Released Parties or any of the Released Parties’ respective assets; and to the extent that any Non-Debtor Releasing Party receives monetary damages from any Released Party on account of any claim released pursuant to this Section 9.6, such Non-Debtor Releasing Party hereby assigns all of its right, title, and interest in and to such recovery to the Released Parties against whom such money is recovered.

   (c)    Notwithstanding any provision of the Plan to the contrary, the releases contained in this Section 9.6 shall not be construed as, or operate as a release of, or limitation on (i) any claims by the Non-Debtor Releasing Parties against the Released Parties that do not relate to or involve the Debtors or these Cases, (ii) any claims, obligations, rights, causes of action, or liabilities by the Non-Debtor Releasing Parties against the Released Parties arising out of any action or omission to the extent that such action or omission is determined in a Final Order by a court of competent jurisdiction to have constituted willful misconduct or fraud, or (iii) objections to Claims.

9.7.           Release by the Debtor Releasing Parties.  On the Effective Date, pursuant to Bankruptcy Code § 1123(b), Bankruptcy Rule 9019, or otherwise, and except as otherwise specifically provided in the Plan or in the Plan Documents, the Debtor Releasing Parties, in consideration of the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash, the New Aurora Preferred Stock, the New Aurora Class A Common Stock, the Exit Credit Facility (including the New Secured Notes and the Working Capital Loans Notes), the New Warrants, and other contracts, instruments, releases, agreements, and documents to be executed and delivered in connection with the Plan, and in consideration of (i) the efforts of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan and (ii) certain of the Released Parties’ agreeing to have their Employee Termination Claims treated in the manner set forth in Section 6.29 hereof, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged the Released Parties from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or hereafter arising, in law, equity, or otherwise, that such Debtor Releasing Party ever had, now has, or may have that are based in whole or in part on any act, omission, transaction, or occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, these Cases and the Commencement thereof, or the Plan; the Disclosure Statement; the Plan Documents; the formulation, negotiation, preparation, dissemination, implementation, and/or administration of the Plan, the Disclosure Statement, and the Plan Documents; the confirmation and consummation of the Plan; the subject matter of, or the transactions or events giving rise to, any Claim or Interest of such Debtor Releasing Party, or any security previously issued by either of the Debtors.  The immediately preceding sentence shall not, however, apply to (i) any indebtedness of any Person to either of the Debtors for money borrowed by such Person or any other contractual obligation of any Person to either of the Debtors, or (ii) any setoff or counterclaim that the Debtors may have or assert against any Person, provided that the aggregate amount thereof shall not exceed the aggregate amount of any Claims held or asserted by such Person against the Debtors.  Holders of Claims and Interests against either of the Debtors shall be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any such claim that could be brought on behalf of or in the name of the Debtors.

9.8.           Injunction Related to Releases.  The Confirmation Order will and shall be deemed to permanently enjoin the commencement or prosecution by any Person, whether directly, derivatively, or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities released pursuant to the Plan (including the releases set forth in this Article IX).

9.9.           Exculpation.  No Released Party shall have or incur, and each Released Party hereby is exculpated from, any liability to any Person for any act taken or not taken or any omission in connection with, arising from or relating to these Cases (and the commencement or administration thereof); the Disclosure Statement, the Plan, or the formulation, negotiation, preparation, dissemination, implementation, or administration of any of the foregoing documents; the solicitation of votes in connection with Confirmation of this Plan; the Exit Credit Facility; the Plan Documents; the Confirmation and/or consummation of this Plan; any contract, instrument, release, or other agreement or document created or entered into in connection with the Plan; any other act taken or omitted to be taken in connection with, or in contemplation of, any of the restructuring or other transactions contemplated by this Plan; and the property to be distributed or otherwise transferred under this Plan; provided further, however, that nothing in this Plan Section 9.9 shall release any entity from any claims, obligations, rights, causes of action, or liabilities arising out of such entity’s fraud or willful misconduct.  Each Released Party shall be entitled reasonably to rely upon the advice of counsel with respect to its duties and responsibilities under this Plan, and shall be fully protected in acting or refraining from acting in accordance with such advice.

ARTICLE X

MODIFICATION AND RESERVATION OF RIGHTS IN THE
EVENT OF NONACCEPTANCE OF THE PLAN

The Debtors hereby reserve the right to request that the Bankruptcy Court confirm the Plan over the objection of any impaired Class or Interest in accordance with the applicable provisions of Bankruptcy Code § 1129(b).  In the event that any impaired Class or Classes of Allowed Claims that is entitled to vote with respect to the Plan does not accept the Plan, upon the written request of the Debtors filed with the Bankruptcy Court, the Plan shall be modified, revised, and amended to provide such treatment as set forth in such request, to ensure that the Plan does not discriminate unfairly, and is fair and equitable, with respect to the Classes rejecting the Plan, and, in particular, to provide the treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b) with respect to (i) the rejecting Classes and (ii) any other Classes adversely affected by the modifications caused by this Article X.  In particular, the treatment of any rejecting Classes or adversely affected Classes may be modified and amended from that set forth in Article V of the Plan, even if less favorable, to the minimum treatment necessary to meet the requirements of Bankruptcy Code § 1129(a) and (b).  These modifications may include, but shall not be limited to, cancellation of all amounts otherwise payable under the Plan to the rejecting Classes and to any junior Classes affected thereby (even if such Classes previously accepted the Plan) consistent with Bankruptcy Code § 1129(b)(2)(B)(ii) and (C)(ii).

ARTICLE XI

SUBSTANTIVE CONSOLIDATION OF THE DEBTORS

Although the Debtors have not, as of the date of the filing of this Plan sought such relief, the Debtors reserve the right to seek, and only upon the consent of the Administrative Agents, the entry of an order of the Bankruptcy Court providing for the substantive consolidation of the Debtors for the purpose of implementing the Plan, including for purposes of voting, confirmation, and distributions to be made under the Plan, subject to the right of any party in interest to object to such relief.

ARTICLE XII

RETENTION OF JURISDICTION

12.1.         Claims and Actions.  Following the Effective Date, the Bankruptcy Court shall retain such jurisdiction over these Cases as is legally permissible, including, without limitation, such jurisdiction as is necessary to ensure that the intents and purposes of the Plan are carried out.  The Bankruptcy Court shall also expressly retain jurisdiction:  (a) to hear and determine all Claims against, or Interests in, either of the Debtors; and (b) to enforce all Causes of Action that may exist on behalf of either of the Debtors that are not otherwise waived or released under the Plan.

12.2.         Retention of Additional Jurisdiction.  Following the Effective Date, the Bankruptcy Court shall also retain jurisdiction for the purpose of classification of Claims and Interests, the re-examination of Claims that have been Allowed, and the dispositions of such objections as may be filed to any Claims, including Bankruptcy Code § 502(c) proceedings for estimation of Claims.  The Bankruptcy Court shall further retain jurisdiction for the following additional purposes:

  (a)    to decide all questions and disputes regarding title to the respective Assets of the Debtors, all Causes of Action, controversies, disputes, or conflicts, whether or not subject to any pending action as of the Effective Date, between either of the Debtors and any other party, including, without limitation, any right to recover assets pursuant to the provisions of the Bankruptcy Code;

  (b)    to modify the Plan after the Effective Date in accordance with the terms of the Plan and pursuant to the Bankruptcy Code and the Bankruptcy Rules;

  (c)    to enforce and interpret the terms and conditions of the Plan;

  (d)    to enter such orders, including, but not limited to, such future injunctions as are necessary to enforce the respective title, rights, and powers of the Debtors, and to impose such limitations, restrictions, terms, and conditions on such title, rights, and powers as the Bankruptcy Court may deem necessary;

  (e)    to enter an order closing these Cases;

  (f)     to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or the Confirmation Order as may be necessary to implement the intents and purposes of the Plan;

  (g)    to decide any and all objections to the allowance of Claims or purported Liens, and to otherwise determine the amount of the NW Bank Secured Claim and the NW Bank Deficiency Claim in the event of any dispute with NW Bank with respect thereto;

 (h)    to determine any and all applications for allowances of compensation and reimbursement of expenses and the reasonableness of any fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

  (i)     to determine any applications or motions pending on the Effective Date for the rejection, assumption, or assignment of any Executory Contract and to hear and determine, and, if need be, to liquidate any and all Claims and/or disputes arising therefrom;

  (j)     to determine any and all applications, adversary proceedings, and contested matters that may be pending on the Effective Date;

  (k)    to consider any modification of the Plan, whether or not the Plan has been substantially consummated, and to remedy any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, to the extent authorized by the Plan or the Bankruptcy Court;

  (l)     to determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan or any Plan Document;

  (m)   to consider and act on the compromise and settlement of any Claim against or Cause of Action by or against either of the Debtors arising under or in connection with the Plan;

  (n)    to issue such orders in aid of execution of the Plan as may be authorized by Bankruptcy Code § 1142;

  (o)    to protect any Released Party against any Claims or Interests released pursuant to Article IX of the Plan; and

  (p)    to determine such other matters or proceedings as may be provided for under Title 28 or any other title of the United States Code, the Bankruptcy Code, the Bankruptcy Rules, other applicable law, the Plan, or in any order or orders of the Bankruptcy Court, including, but not limited to, the Confirmation Order or any order that may arise in connection with the Plan or the Confirmation Order.

12.3.         Failure of Bankruptcy Court to Exercise Jurisdiction.  If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of these Cases, including the matters set forth in this Article XII, this Article XII shall not prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1.         Governing Law.  Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of the Plan Documents and any other contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Michigan, without giving effect to the principles of conflicts of law thereof.

13.2.         Revocation or Withdrawal of the Plan.  The Debtors have the right to revoke or withdraw the Plan prior to the Confirmation Date.  If the Debtors do so revoke or withdraw the Plan, then the Plan shall be null and void and, in such event, nothing contained herein shall be deemed to (a) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person or (b) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving either of the Debtors.

13.3.         Successors and Assigns.  The rights, benefits, and obligations of any Person named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, successors, or assigns of such Person.

13.4.         Time.  In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply, and, among other things, the day of the act, event, or default from which the designated period of time begins to run shall not be included.  The last day of the period so computed shall be included, unless it is not a Business Day or, when the act to be done is the filing of a paper in court, a day on which weather or other conditions have made the clerk’s office inaccessible, in which event the period runs until the end of the next day which is not one of the aforementioned days.  When the period of time prescribed or allowed is less than eight calendar days, intermediate days that are not Business Days shall be excluded in the computation.

13.5.         Modification of the Plan Prior to or After the Entry of the Confirmation Order.  The Debtors reserve the right to alter, amend, or modify the Plan prior to or after the entry of the Confirmation Order.  After the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, upon order of the Bankruptcy Court, may amend or modify the Plan in accordance with Bankruptcy Code § 1127.

13.6.         No Penalty or Late Charges.  Except as expressly stated in the Plan, or allowed by a Final Order of the Bankruptcy Court, no penalty or late charge is to be allowed on any Claim subsequent to the Petition Date.

13.7.         Professional Fees. No Professional Fees shall be paid with respect to any Claim or Interest except as specified herein or as allowed by an order of the Bankruptcy Court.  All final applications for Professional Fees for services rendered in connection with these Cases prior to and including the Confirmation Date shall be filed with the Bankruptcy Court not later than 90 days after the Effective Date.

13.8.         Amounts of Claims. All references to Claims and amounts of Claims refer to the amount of the Claim allowed by Final Order of the Bankruptcy Court or by the Plan; provided, however, that Claims that have been objected to and that have not been allowed or disallowed prior to the day set for return of Ballots shall be voted and counted, if at all, at $0.  The Debtors and other interested parties reserve the right, both before and after Confirmation, to object to Claims so as to have the Bankruptcy Court determine or estimate the Allowed amount of such Claim under the Plan.

13.9.         Deletion of Certain Classes.  Any Class that is not occupied as of the date of the commencement of the hearing conducted by the Bankruptcy Court to consider the proposed Confirmation of the Plan by an Allowed Claim, or a Claim temporarily allowed under Bankruptcy Rule 3018, shall be deemed deleted from the Plan for all purposes.

13.10.       Bankruptcy Code § 1145 and Other Exemptions.  Pursuant to Bankruptcy Code § 1145(a)(1), the issuance of any securities under the Plan, including, without limitation, the New Aurora Preferred Stock, the New Aurora Class A Common Stock, the New Warrants, the New Secured Notes, and the Working Capital Loans Notes, to the extent any of the foregoing constitute “securities” under applicable law, shall be exempt from the registration requirements of the Securities Act, and any state or local laws requiring registration for the offer or sale of securities.  All such securities, when issued or sold, shall be freely transferable by the recipients thereof, subject to:  (i) the provisions of Bankruptcy Code § 1145(b) relating to “underwriters,” as defined therein, (ii) any restrictions contained in the terms of the securities themselves; or (iii) any restrictions on the securities that have been agreed to by the Holder of the securities with respect thereto.  Any securities to be issued under the Plan shall be issued without further act or action under applicable law, regulation, order, or rule.  To the maximum extent permitted by law, pursuant to Section 4(2) of the Securities Act, Regulation D of the Securities Act, Rule 701 promulgated under the Securities Act, or otherwise, the issuance of any shares of the New Aurora Class B Common Stock or other equity securities of Reorganized Aurora in connection with the exercise of the New Warrants or pursuant to the Management and Director Equity Plan shall be exempt from the registration requirements of the Securities Act, and any state or local laws requiring registration for the sale of securities.

13.11.       Bankruptcy Code § 1146(a) Exemption.  Pursuant to Bankruptcy Code § 1146(a), the issuance, transfer, or exchange of any security under the Plan; the making or delivery of any instrument of transfer pursuant to, in implementation of, or as contemplated by the Plan; and the revesting, transfer, assignment, or sale of any real or personal property of either of the Debtors pursuant to, in implementation of, or as contemplated by the Plan shall not be taxed under any state or local law imposing a stamp tax, transfer tax, or similar tax or fee.

13.12.       Applicability of Bankruptcy Code § 1125.  The protection afforded by Bankruptcy Code § 1125(e) with regard to the solicitation of acceptances or rejections of the Plan and with regard to the offer, issuance, sale, or purchase of the New Aurora Preferred Stock, the New Aurora Class A Common Stock (including any and all shares of common equity of Reorganized Aurora issued upon the exercise of the New Warrants), the New Aurora Class B Common Stock, the New Warrants, the New Secured Notes, the Working Capital Loans Notes, and/or any other securities or notes issued in connection with the Plan, the Confirmation Order, or a Plan Document, shall apply to the fullest extent provided by law, and the entry of the Confirmation Order shall constitute the determination by the Bankruptcy Court that the Debtors, the DIP Facility Lenders, the Creditors Committee, the First Lien Loan Lenders, the Second Lien Loan Lenders, the Administrative Agents, and each of their respective officers, directors, partners, employees, members, agents, attorneys, accountants, financial advisors, investment bankers, dealer-managers, placement agents, and other professionals, shall have acted in good faith and in compliance with the applicable provisions of the Bankruptcy Code pursuant to Bankruptcy Code § 1125(e) and, therefore, are not liable on account of such solicitation or participation, for violation of any applicable law, rule, or regulation governing solicitation of acceptance or rejection of a plan or the offer, issuance, sale, or purchase of securities.

13.13.       Substantial Consummation.  On the Effective Date, the Plan shall be deemed to be substantially consummated under Bankruptcy Code §§ 1101 and 1127(b).

13.14.       Rules of Interpretation.

   (a)    For purposes of the Plan:  (i) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (ii) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such from or substantially on such terms and conditions; (iii) any reference in the Plan to an existing document or exhibit filed, or to be filed, shall mean such document or exhibit, as it may have been or may be amended, modified, or supplemented in accordance with its terms; (iv) unless otherwise specified, all references in the Plan to Sections, Articles, and Exhibits are references to Sections, Articles, and Exhibits of or to the Plan; (v) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (vi) captions and headings and references to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (vii) the terms “including,” “including, but not limited to,” and “including, without limitation,” shall be deemed interchangeable and given the same interpretation; and (viii) the rules of construction set forth in Bankruptcy Code § 102 shall apply.

   (b)    This Plan is the product of extensive discussions and negotiations between and among the Debtors, the First Lien Loan Lenders, the Second Lien Loan Lenders, the DIP Facility Lenders, the Exit Credit Facility Lenders, and the Administrative Agents.  Each of the foregoing was represented by counsel who either (i) participated in the formulation and documentation of, or (ii) was afforded the opportunity to review and provide comments on, the Plan, the Disclosure Statement, the Plan Documents, and any other documents ancillary thereto.  Accordingly, the general rule of contract construction known as “contra preferentem” shall not apply to the construction or interpretation of any provision of this Plan, the Disclosure Statement, any of the Plan Documents, or the Confirmation Order.

13.15.       Severability.  Except as to terms which, if unenforceable, would frustrate the overall purposes of this Plan, should any provision in the Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of any or all other provisions of the Plan.

13.16.       Implementation.  The Debtors, the Reorganized Debtors, the First Lien Loan Lenders, the Second Lien Loan Lenders, the Administrative Agents, the DIP Facility Lenders, the Creditors Committee and any other Committee, and any and all Exit Credit Facility Lenders, shall take all steps, and execute all documents, including appropriate releases and certificates, reasonably necessary or appropriate to effectuate the provisions contained in this Plan.

13.17.       Inconsistency.  In the event of any inconsistency between the Plan and the Disclosure Statement, the provisions of the Plan shall govern; in the event of any inconsistency between the Plan or the Confirmation Order and any Plan Document, the provisions of such Plan Document shall govern (except to the extent of any such inconsistencies that are adverse to the Debtors, the Estates, or the Reorganized Debtors, in which case the Plan or the Confirmation Order, as applicable, shall govern).

13.18.       Service of Documents.  Any pleading, notice or other document required by the Plan to be served on or delivered to the following parties shall be sent by first class U.S. mail, postage prepaid to:

The Debtors and the Reorganized Debtors:

Aurora Oil & Gas Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan  49684
Attn:  Ms. Barbara E. Lawson

Hudson Pipeline & Processing Co., LLC
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan  49684
Attn:  Ms. Barbara E. Lawson

with copies to

Huron Consulting
12400 Coit Road, Suite 570
Dallas, Texas 72521
Attn:  Mr. Sanford R. Edlein

Cahill Gordon & Reindel llp
Eighty Pine Street
New York, New York  10005-1702
    Attn:  Joel H. Levitin, Esq. and
Stephen J. Gordon

and

Warner Norcross & Judd LLP
900 Fifth Third Center, 111 Lyon Street NW
Grand Rapids, Michigan  49503
Attn:  Stephen B. Grow, Esq.

13.19.       Compromise of Controversies.  Pursuant to Bankruptcy Rule 9019, and in consideration of the classification, distribution, and other benefits provided under the Plan, the provisions of this Plan shall constitute a good faith compromise and settlement of all Claims, Interests, or controversies resolved pursuant to the Plan.  The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of each of the compromises or settlements provided for in the Plan, and the Bankruptcy Court’s findings shall constitute the Bankruptcy Court’s determination that such compromises and settlements are in the best interests of the Debtors, the Reorganized Debtors, the Estates, and any Person holding Claims against or Interests in either of the Debtors.

13.20.       No Admissions.  Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by any Person with respect to any matter set forth herein.

13.21.       Filing of Additional Documents.  On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary and appropriate to effectuate and further evidence the terms and conditions of the Plan.

13.22.       Dissolution of the Creditors Committee.  On the Effective Date, the Creditors Committee shall be deemed dissolved and the members of the Creditors Committee shall be released and discharged from all rights and duties arising from or related to these Cases.  Unless otherwise agreed by the Reorganized Debtors, any Professionals retained by the Creditors Committee and the members thereof shall not be entitled to compensation or reimbursement of Professional Fees rendered after the Effective Date, except for Professional Fees incurred in connection with any applications for allowance of Professional Fees incurred as of the Effective Date and approved by the Bankruptcy Court.

13.23.       Further Actions.  The Debtors and the Reorganized Debtors shall be authorized to execute, deliver, file, or record such documents, contracts, instruments, certificates, releases, and other agreements and to take such other action as may be reasonably necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, any Plan Document, the transactions contemplated herein and therein, the Management and Director Equity Plan, the Registration Rights Agreement, the Exit Credit Facility, or any notes or guarantee issued in connection herewith or therewith.

Dated: October 6, 2009	AURORA OIL & GAS CORPORATION
Debtor and Debtor-in-Possession

By:	/s/ Sanford R. Edlein
Sanford R. Edlein,
Chief Restructuring Officer

HUDSON PIPELINE & PROCESSING CO., LLC,
Debtor and Debtor-in-Possession

By:	/s/ Sanford R. Edlein
Sanford R. Edlein,
Chief Restructuring Officer

Submitted by:

/s/ Stephen B. Grow

    WARNER NORCROSS & JUDD LLP

    Stephen B. Grow (P39622)
    900 Fifth Third Center, 111 Lyon Street NW
    Grand Rapids, Michigan  49503
    Telephone:  (616) 752-2158
    Facsimile:  (616) 222-2158
    sgrow@wnj.com

               and

  CAHILL GORDON & REINDEL llp

    Joel H. Levitin
    Stephen J. Gordon
    Eighty Pine Street
    New York, New York  10005-1702
    Telephone:  (212) 701-3000
    Facsimile:  (212) 269-5420

  Attorneys for the Debtors and Debtors-in-
  Possession

EXHIBIT B

PROJECTED FINANCIAL INFORMATION FOR THE REORGANIZED DEBTORS

Aurora Oil & Gas Corporation
General Forecast Assumptions

The attached financial statements have been prepared from internal unaudited information, including forward information using management estimates of future events, and certain possible management actions. The forecast assumes the new company emerging from bankruptcy protection on or around December 15, 2009.

1.	Oil and Gas Revenue
Estimated oil and gas production volumes have been provided using the June 30, 2009 Schlumberger Reserve Report's (“SRR”) currently producing properties (PDP) as a baseline. The production forecast has been adjusted to reflect management's updated view of future production which assumes a 10% reduction from the SRR to reflect decreased actual production on operated volumes and a 5% contingency reserve. Non-operated volumes have been reduced by 5%.

Oil and gas prices reflect September 28, 2009 exchange-traded forward pricing using published Henry Hub and regional basis differential curves. Periods in the forecast that occur beyond actively-traded exchange markets reflect best estimate (using roll-forward of prior month or prior year forecasted pricing).

Revenues reflect anticipated the forward sale of approximately 90,000 mcf per month at a price of $6.25 from January 2010 through December 2011.

There are several projects considered in the SRR which are not currently PDP, but have been included in the forecast as near-term production enhancements which include assumed incremental production from the Antrim remediation efforts, Samson’s further development of PDNP wells in its Alcona County project, and Atlas’s further development of PDNP wells in the Wabash project area. Remediation volumes reflect management’s estimate of the expected improvement as a result of these efforts.

2.	Farmout Arrangements
The forecast reflects further development of the Wabash project area under the farm out with Atlas Energy Indiana, LLC. The forecast assumes 9 wells drilled during the fourth quarter of 2009, followed by eight wells from January through April 2010 to complete the first twenty wells. The second twenty wells are expected to be drilled from May to October 2010, and additional twenty wells in each 12-month period thereafter. Royalty revenue for this production are expected to commence in February 2010,

Anticipated revenue from Atlas has been estimated to reflect the lack of meaningful production history in the Wabash area. The cumulative gross margin generated by the Wabash project, operated by Atlas in five years, represents nearly 30% of the gross margin for the restructured enterprise.

1

3.	Pipeline Revenues and Expenses
The forecast reflects assumptions for Aurora’s anticipated 100% ownership of Hudson Pipeline & Processing Co., LLC. (“HPPC”). The revenues are based upon historical activity of the entity and are calculated based upon a fixed rate per mcf of delivery. Expenses are calculated as a ratio of revenue, also based upon historical activity.

4.	Other Revenue
Other Revenues includes certain payments expected from Atlas for purchase of the Wabash tapsite, and interest income, including interest income from the Presidium note receivable.

5.	Operational expenditures
Production taxes, LOE, post-production expenses (compression, transportation and treating) and royalty fees have been calculated using the SRR’s operating costs on currently producing properties (PDP) as a baseline. The mid-year reserve report has been adjusted to account for the inflation impact on operational expenses increasing at the 3% per year.

6.	Selling, General and Administration
The forecast includes estimated general and administrative expenses such as- personnel, professional fees, office expenses, rent, utilities and insurance, among others. SG&A expenses are estimated to increase at the rate of 3% per annum.

7.	Restructuring fees
In 2010, there is a minor amount of fees related to the bankruptcy process which continued from 2009.

8.	Depletion, depreciation and amortization
The forecast follows the current schedule of depletion and amortization for the oil and gas properties. Depreciation expense includes depreciation principally related to pipeline (HPPC) assets.

9.	Interest expense
Interest expense represents interest to be paid in cash for the Exit facility and Tranche A as well as Payment in Kind (“PIK ”) interest accrued on Tranche B debt. Rates are set forth elsewhere in the Disclosure Statement.

10.	Cash.
The forecast assumes the company will utilize excess free cash generated during the first two years to reduce Tranche A debt. For the next three years, the forecast indicates the accumulation of free cash flows of approximately $15 million which could be utilized to fund capital expenditures that would improve the gas volume by bringing into production current undeveloped properties. The forecasted balance sheet shows a constant value in short term investments representing restricted cash held as collateral for various letters of credit.

2

11.	Accounts Receivable
Accounts receivable amounts are generated as a percentage of revenues based upon the existing and expected receipts.

12.	Property, Plant & Equipment
The value of oil and gas properties, plant has been adjusted from the recent reserve report (SRR) to reflect escalation in operating expenses, volume adjustments and cap ex investments. Other property and plant equipment represents the current book value of HPPC.

13.	Capital Expenditures
Aurora's operated capital expenditures are generally related to lease extensions or properties which have been previously drilled or are now abandoned. The company does not anticipate significant capital expenditures during the forecast period. Remediation costs as noted above are embedded in the LOEs of the operating properties.

Aurora's non-operated capital expenditures are generally related to ongoing activities by its partners. These costs are generally minor, and may be related to new leases or miscellaneous activities. Aurora may determine not to participate in certain capital expenditures. Estimated cash outlays for lease extensions, as noted above, and rentals have been made for mineral leases with expected value which are not held by production or expected to be paid under farm out arrangements. High potential leases are assumed to be extended. Mid-potential leases will be extended until the month prior to a significant outlay of cash to be used for extensions. Acres not identified as "high" or "mid" potential are generally assumed to expire as expiration dates are reached.

14.	Other Non-developed Properties.
This forecast assumes no development of certain potential properties other than those previously indicated.

15.	Presidium Promissory Note
Aurora holds a $11.8mm promissory note with payment due at maturity in September 2010 from Presidium Energy, LC, which is primarily collateralized by acreage sold in Oklahoma; the forecast assumes interest payments and realization of the principal on the due date. Presidium is presently current on their obligations under the note.

16.	Accounts Payable
Forecasted accounts payable are generated as a percentage of expenditures incurred and follow previous performance and practice.

3

17.	Asset Retirement Obligations (“ARO”)
ARO represents an ongoing liability reserve for future plugging and restoration expenses. Additional expenses of approximately $10,000 per month are included in operating expenses and corresponding increase in the reserve.

18.	Indebtedness
The forecast assumes that $2.5 million in exit facility funds are used. In addition, it assumes Tranche A debt of $20 million, cash interest only, and Tranche B debt of $20 million, PIK interest. The forecast assumes accruing interest on the Tranche B. Proceeds from the Presidium note are assumed to be applied to reduce Tranche A debt as well as excess cash generated during the first two years of operations.

The forecast assumes that an extension of the current debt occurs in two years or future debt is refinanced with similar terms and conditions. Furthermore, no costs have been budgeted for refinance activities.

19.	Changes in Working Capital
In 2010, there is a minor amount of adjustments related to the bankruptcy process which continued from 2009. Other than those changes, there is no further impact from restructuring charges in working capital changes embedded in the forecast.

20.	Preferred equity
The forecast shows an initial face value of $32 million for preferred stock. The value of the stock is increased by a 6% PIK dividend. The actual value of the stock does not necessarily reflect its actual valuation since it is presented undiscounted.

21.	Common equity
Initial balance of the common equity is the resultant of reducing total assets less liabilities and preferred equity but does not necessarily imply the actual valuation.

4

Aurora Oil & Gas Corporation / NewCo
Forecasted Balance Sheet

	YE 2009	YE 2010	YE 2011	YE 2012	YE 2013	YE 2014
Assets
Current Assets
Cash	$1,018,611	$506,173	$1,186,984	$3,379,753	$8,748,163	$14,963,501
ST Investments	670,385	670,385	670,385	670,385	670,385	670,385
A/R	1,559,863	2,231,858	2,249,256	2,378,813	2,297,710	2,266,136
Other	-	-	-	-	-	-
Total Current	3,248,859	3,408,416	4,106,625	6,428,951	11,716,258	17,900,022

PP&E
O&G Properties, net	56,870,000	56,677,749	56,414,127	55,681,964	55,073,363	54,217,073
Other PP&E, net	9,230,000	8,361,924	7,575,491	6,863,021	6,217,558	5,632,801
Total PP&E	66,100,000	65,039,673	63,989,618	62,544,985	61,290,921	59,849,874

Other
Note Receivable	11,800,000	-	-	-	-	-
Other	-	-	-	-	-	-
Total Other	11,800,000	-	-	-	-	-

Total Assets	$81,148,859	$68,448,089	$68,096,243	$68,973,936	$73,007,179	$77,749,895

Liabilities and Equity
Current Liabilities
A/P	1,372,467	1,044,477	1,048,197	1,008,204	985,394	976,281
Other Current Liabilities	-	-	-	-	-	-
Total Current Liabilities	1,372,467	1,044,477	1,048,197	1,008,204	985,394	976,281

Long Term Liabilities
ARO	$1,794,948	$1,910,148	$2,025,348	$2,140,548	$2,255,748	$2,370,948
Post BK Tranche A	20,000,000	8,450,000	4,950,000	950,000	-	-
Post BK Tranche B	20,103,333	21,360,965	22,697,271	24,121,176	25,630,157	27,093,554
Exit Facility	2,500,000	-	-	-	-	-
Total LT Liabilities	44,398,281	31,721,113	29,672,619	27,211,724	27,885,905	29,464,502

Equity - Preferred	32,000,000	33,963,634	36,047,763	38,259,781	40,607,538	43,099,360
Equity - Common	3,378,111	1,718,866	1,327,664	2,494,227	3,528,342	4,209,753

Total Liabilities and Equity	$81,148,859	$68,448,089	$68,096,243	$68,973,936	$73,007,179	$77,749,895

Aurora Oil & Gas Corporation / NewCo
Forecasted Income Statement

	2010	2011	2012	2013	2014	CUM
Revenues
Oil and natural gas sales
Operated oil and natural gas sales	$5,623,734	$5,898,042	$7,557,742	$7,368,714	$7,041,452	$33,489,685
Non-operated oil and natural gas sales	6,989,116	7,233,605	6,595,890	6,008,533	5,665,641	32,492,785
Wabash-related oil and natural gas sales	2,187,296	2,571,607	3,054,683	3,427,651	3,808,286	15,049,523
Total oil and natural gas sales	14,800,146	15,703,255	17,208,316	16,804,898	16,515,379	81,031,993
Pipeline transportation and marketing	3,301,628	2,958,081	2,746,853	2,596,674	2,480,177	14,083,414
Interest and other	1,132,300	24,000	24,000	24,000	24,000	1,228,300
Total revenues	19,234,074	18,685,336	19,979,169	19,425,572	19,019,556	96,343,707

Expenses
Production and lease operating expense and taxes
Operated production and lease operating expense and taxes	(3,725,320)	(4,029,051)	(4,160,515)	(3,970,703)	(3,872,928)	(19,758,518)
Non-operated production and lease operating expense and taxes	(3,585,707)	(3,514,306)	(3,247,777)	(3,039,988)	(2,961,735)	(16,349,513)
Wabash-related production and lease operating expense and taxes	(510,342)	(409,827)	(361,320)	(336,447)	(323,002)	(1,940,938)
Total production and lease operating expense and taxes	(7,821,370)	(7,953,185)	(7,769,612)	(7,347,139)	(7,157,664)	(38,048,969)
Pipeline and processing operating expense	(2,089,638)	(1,872,203)	(1,738,515)	(1,643,465)	(1,569,732)	(8,913,553)
General and administrative expense	(2,918,859)	(2,957,199)	(3,045,915)	(3,137,293)	(3,202,430)	(15,261,696)
Oil and natural gas depletion and amortization	(1,820,982)	(1,816,381)	(1,794,790)	(1,775,360)	(1,750,863)	(8,958,375)
Other assets depreciation and amortization	(846,903)	(767,252)	(695,093)	(629,720)	(570,495)	(3,509,463)
Interest expense	(3,431,934)	(1,626,188)	(1,556,663)	(1,510,725)	(1,595,139)	(9,720,648)
Total expenses	(18,929,685)	(16,992,409)	(16,600,587)	(16,043,700)	(15,846,323)	(84,412,705)

Net Income (Loss) before taxes	$304,389	$1,692,927	$3,378,581	$3,381,872	$3,173,233	$11,931,002

Aurora Oil and Gas Corporation
Forecasted Statement of Free Cash Flows & EBITDA

	2010	2011	2012	2013	2014	CUM

Net Income (loss) before taxes	$304,389	$1,692,927	$3,378,581	$3,381,872	3,173,233	11,931,002
Add Depreciation and amortization	2,667,885	2,583,634	2,489,882	2,405,080	2,321,358	12,467,838
Add PIK'd interest	1,251,167	1,329,438	1,416,586	1,501,225	1,595,139	7,093,554
Less Capital expenditures	(1,486,172)	(1,439,537)	(952,917)	(1,056,123)	(785,795)	(5,720,545)
Changes in working capital	(999,985)	(13,678)	(169,550)	58,293	22,461	(1,102,459)
Add impact of net borrowings/paydown	(14,050,000)	(3,500,000)	(4,000,000)	(950,000)	-	(22,500,000)
Add recovery of note	11,800,000	-	-	-	-	11,800,000
Free Cash Flow	(512,717)	652,783	2,162,582	5,340,346	6,326,396	13,969,390

EBITDA	6,404,207	5,902,749	7,425,127	7,297,676	7,089,729	34,119,488

EXHIBIT C

HYPOTHETICAL LIQUIDATION ANALYSIS

Aurora Oil & Gas Corporation

Liquidation Analysis

Contents

AOG statement of assets and estimated net proceeds for distribution

HPPC statement of assets and estimated net proceeds for distribution

Estimated claims

Distribution of estimated available funds

September 16, 2009

Aurora Oil and Gas Corporation (AOG)
Liquidation Analysis
Statement of assets and estimated net proceeds for distribution
Amounts in ($000's)

	Notes	Book Value as of 07/31/09	Hypothetical recovery %		Estimated liquidation value
			Low	High	Low	High
Assets
Current Assets
Cash and cash equivalents	A	1,315	100%	100%	1,315	1,315
Short-term investments	B	659	0%	0%	0	0
Accounts receivable
Oil and natural gas sales	C	1,312	74%	74%	970	970
Joint interest owners	D	385	80%	85%	308	327
Intercompany	E	591	0%	0%	0	0
Notes receivable	F	132	0%	46%	0	61
Materials inventory	G	609	15%	30%	91	183
Prepaid expenses and other current assets	H	1,545	60%	75%	927	1,159
Total current assets		6,548			3,611	4,014

Property and Equipment (net of depreciation)
Land	I	264	65%	75%	172	198
Oil and gas property gas properties	J	64,956	38%	62%	24,389	39,977
Other property and equipment	K	3,341	55%	65%	1,838	2,172
Total property and equipment		68,561			26,399	42,347

Other Assets
Note receivable	L	11,830	10%	25%	1,183	2,958
Debt issuance costs		927	0%	0%	0	0
Other	M	8,631	0%	0%	0	0
		21,388			1,183	2,958
Gross estimated proceeds available for distribution					31,193	49,319

Estimated costs associated with liquidation

Commissions, professional and trustee fees for asset disposition except cash and cash equivalents			10%	10%	2,988	4,800
Total estimated cost					2,988	4,800

Net estimated available proceeds for distribution					28,205	44,518

Notes
A	Actual balance shown as of 8/28/09. Balance as of 7/31/09 excluding restricted funds was $2,335k.
B	$159k cash and $500k receivable pledged to NW Bank supporting letters of credit issued by NW Bank.
C
Some of the non-operators may eventually setoff against certain payables. Pre-petition non-operators outstanding obligations are approximately $342k. Recovery estimated based on potential offset an a 10% contingency added to remaining amount.

D
This account include multiple of individuals and corporations. Unbilled receivables as of 7/31/09 were approximately $235k of which $144k was to Presidium. Over 90 days is approximately $80k. It is assumed for the low valuation that all accounts under 90 days could be collected.

E
Intercompany accounts are as follows: $175k with Aurora Operating LLC; $29k with Indiana Royalty Trustory; $Pre-petition intercompany account with HPPC is $59k. This amount has been included as an unsecured claim.

F
Intercompany note receivable from Indiana Royalty Trustory ("IRT"). IRT has $122k in a bank account and it is 50% owned by AOG. The upper limit assumes that 50% of the cash on the bank account is utilized to partially pay the outstanding amount.

G	Mostly scrap. Assigned a very low recovery value based upon recent effort to liquidate such inventory.
H	This account includes prepaid insurance, prepaid property taxes, prepaid fees and prepaid retainers. As of 7/31/09 there was $608k of prepaid retainers.
I	Land owned by the Company and developed by non-operators. Appraisals for the properties and purchase price for South Knox is approximately $187k
J	Per latest reserve report, as of 6/30/09 PV10 of all properties is: a) SEC Case valuation	18,773
	b) NYMEX Valuation	114,290

In order to have what it believes to be a more accurate net present value of future cash flows, the Company has incorporated, for this analysis, the following assumptions: reduced production output by 10% for operated properties and 5% for non-operated properties based on actual performance; included 3% of annual escalation costs to reflect the fact that costs increase on a yearly basis; allocated capital expenditures based upon preliminary optimistic projected free cash flows generated by Aurora over the next five years; and included the following valuations: PDP at 100%, behind pipe at 100%, PDNP at 30% and Undeveloped at 0% based on willingness of potential buyers to assign value per category. With these assumptions, the Company generated a high and a low scenario based upon different discount rates.

	a) the estimated net present value of future cash flows based on the above referenced assumptions discounted at 10% results in PV-10 of:	39,977

	b) the estimated net present value of future cash flows based on the above referenced assumptions discounted at 20% results in PV-20 of:	24,389

K
Includes office facility and furniture in Traverse City. No offers have been received for the property, however from a verbal conversation, a local broker indicated that the property would have a value of approximately $2M.

L
The Presidium note is collateralized with certain properties in Oklahoma. It appears that Presidim has drilled approximately six wells and one is producing and another is about to start production. AOG just received the data of one that is producing. These are oil wells.

M	On a consolidated basis, the eliminating entry for this category is a negative $8,118.5 leaving a net of $513k representing miscellaneous assets including a note with no recoverable value.

Hudson Pipeline and Processing (HPPC)
Liquidation Analysis
Statement of assets and estimated net proceeds for distribution
Amounts in ($000's)

		Book Value as of	Hypothetical		Estimated liquidation
	Notes	07/30/09	recovery %		value
			Low	High	Low	High
Assets
Current Assets
Cash and cash equivalents	A	2,097	100%	100%	2,097	2,097
Accounts receivable					0	0
Joint interest owners	B	418	75%	75%	311	311
Prepaid expenses and other current assets		73	60%	75%	44	55
Total current assets		2,588			2,452	2,463

Property and Equipment (net of depreciation)
Other property and equipment	C	8,981	49%	61%	4,400	5,500
Total property and equipment		8,981			4,400	5,500

Gross estimated proceeds available for distribution					6,852	7,963

Estimated costs associated with liquidation

Commissions, professional and trustee fees for asset disposition except cash and cash equivalents			10%	10%	476	587
Total estimated cost					476	587

Net estimated available proceeds for distribution					6,376	7,376

Notes
A	Actual balance shown as of 8/28/09.
B	The account includes $311k for Integrys and $107k for Barry Riske, a member that has not contributed to capital calls and has not received any distributions.
C	HPPC operating facilities. Assumes valuation at 4X and 5X EBITDA

Aurora Oil and Gas Corporation and HPPC
Liquidation Analysis
Estimated Claims
Amounts in $000's as of 7/31/09

Claim	Notes	AOG	HPPC	Total

First lien holders	A	73,104	73,104	73,104
Second lien holders	A	56,489	56,489	56,489
NW Bank Note	B	2,569	0	2,569
Tax claims	C	234	18	252
Administrative claims	D	1,152	81	1,233
General Unsecured claims		4,107	148	4,255
Total		137,655	129,840	137,902

General Unsecured claims breakdown
Operating leases (future rejection claims)	E	1,000		1,000
A/P Trade (LOE's subject to offset)	F	387		387
A/P Trade	G	242	89	331
Change of control payments to certain employees		1,229		1,229
Royalties and others	H	149	59	208
Frontier law suit	I	1,100		1,100
		4,107	148	4,255

Notes:
	A	HPPC balance sheet does not reflect any debt with first or second lien holders but each of the loans are guaranteed by HPPC. (No security interest on HPPC assets.)
	B	NW Bank has a claim of $2,569k. The secured claim is collateralized by the real estate proceeds thus the variance between the claim and net proceeds, becomes a general unsecured claim.
	C	As of September 4, 2009 for property taxes related to operations and real estate.
	D	For AOG, $650K based on carve-out and remaining amount consists of post-petition payables as of September 4, 2009. For HPPC, amount represents post-petition obligations.
E
It is expected that AOG will reject the operating leases and will renegotiate agreements for a certain number of compressors but not for all of the existing equipment, thus generating rejection claims.

	F	Includes accounts payable to non-operators who have a payable to AOG. Eventually they may offset their receivables with payables to AOG.
	G	As of August 28, 2009.
	H	For AOG, royalties estimated for two months worth of payments. For HPPC, it is the intercompany claim from AOG.
	I	Nominal asserted amount of claim.

AOG Estimated Claims
After AOG distribution

General Unsecured Claims	Low	High

First lien holders	47,939	31,927
Second lien holders	56,489	56,489
NW Bank Note	915	614
Operating leases (future rejection claims)	1,000	1,000
A/P Trade (LOE's subject to offset)	387	387
A/P Trade	242	242
Change of control payments to certain employees	1,229	1,229
Royalties and others	149	149
Frontier law suit	1,100	1,100
Total	109,450	93,137

Aurora Oil and Gas Corporation & HPPC
Liquidation Analysis
Distribution of estimated available funds
Amounts in ($000's)

				AOG						HPPC

	Estimated Claims			AOG Distribution from Encumbered Assets		Unencumbered AOG Assets Distribution		AOG Percentage Recovery		HPPC Distribution		HPPC percentage recovery
	AOG	HPPC	Total	Low	High	Low	High	Low	High	Low	High	Low	High

Estimated funds available for distribution
Net available for distribution				28,205	44,518					6,376	7,376

Distribution
First lien holders	73,104	73,104	73,104	25,165	41,178	0	0	34%	56%	6,272	7,270	9%	10%
Second lien holders	56,489	56,489	56,489	0	0	0	0	0%	0%	0	0	0%	0%
NW Bank Note	2,569	0	2,569	1,654	1,955	0	0	64%	76%	0	0	0%	0%
Tax claims	234	18	252	234	234	0	0	100%	100%	18	18	100%	100%
Administrative claims	1,152	81	1,233	1,152	1,152	0	0	100%	100%	81	81	100%	100%
General unsecured claims	4,107	148	4,255	0	0	0	0	0%	0%	5	7	4%	5%
Total distribution	137,655	129,840	137,902	28,205	44,518	0	0	20%	32%	6,376	7,376	5%	6%

Notes:
Based on intercreditor agreement between first lien and second lien holders, all potential distributions on account of first and second lien loans will be provided to the first lien holders until the full amount of their claims are satisfied.

Distribution to NW Bank is calculated of estimated net proceeds of a sale of the headquarters.

EXHIBIT D

LIST OF KNOWN EXECUTORY CONTRACTS AND/OR
UNEXPIRED LEASES ANTICIPATED TO BE ASSUMED UNDER
THE PLAN AND THE PROPOSED CURE AMOUNTS THEREFOR

The following schedule sets forth the schedule of known Executory Contracts anticipated to be assumed under the Plan, subject to the Debtors' right to determine subsequently to reject such Executory Contracts, effective upon the Effective Date, and the proposed cure amounts therefor (within the meaning of Bankruptcy Code § 365).

        AGREEMENT                                            CURE AMOUNT (IF ANY)

[EXHIBIT E

LIST OF KNOWN EXECUTORY CONTRACTS AND/OR
UNEXPIRED LEASES ANTICIPATED TO BE REJECTED UNDER THE PLAN

The following schedule sets forth the Executory Contracts anticipated to be rejected under the Plan, effective as of the Effective Date.

AGREEMENT]

If you have any questions, please call (212) 771-1128 or visit http://www.donlinrecano.com/ aurora.